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08002949

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Calfrac Well Services

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 04 2008
THOMSON REUTERS

FILE NO. 82- 34909

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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AR/S (ANNUAL REPORT) ☑

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DAT : 6/2/08



MANAGING GROWTH THROUGH THE CYCLE

CALFRAC WELL SERVICES

Calfrac Well Services Ltd. 2007 Annual Report

PROFILE

Calfrac Well Services Ltd. is a leading provider of fracturing, coiled tubing and cementing services for the oil and natural gas industry. Based in Calgary, Alberta, Calfrac is a growth company with operations in western Canada, the United States, Russia, Mexico and Argentina. Calfrac's competitive advantages include geographical diversification, a modern equipment fleet, a premium customer base that is actively drilling, in-house R&D and design, leading technologies, a proportion of revenues anchored in long-term contracts, a skilled workforce and an experienced management team.

Calfrac remained profitable in 2007, a year of significant challenges for the Canadian oil and natural gas service sector, delivering an 8 percent increase in year-over-year revenues while growing its operations internationally. With ample working capital, a strong balance sheet, numerous market opportunities and approximately 1,500 dedicated employees, Calfrac is strategically positioned to continue growing operations and creating shareholder value in 2008 and beyond. Calfrac trades on the TSX under the symbol CFW. Its market capitalization was $655 million at year-end 2007. At December 31, 2007, it had 37.2 million common shares issued and outstanding.

CONTENTS


CALFRAC
WELL SERVICES

STRONG THROUGH THE CYCLE WITH GEOGRAPHICAL DIVERSIFICATION AND SERVICE LINES.

Virtually any service and supply provider can be profitable during commodity price upswings. Few can say the same during the downturns. Calfrac's business model is structured to remain strong through the cycle. Its management team has been through all phases of the oil and natural gas industry cycle. Diversification of our service lines and geographical markets is the key. While western Canada lagged last year, other markets surged. Calfrac's diversification enabled the redeployment of equipment and crews to its most active markets – maximizing utilization and operating margins. We delivered operational growth, continued profitability and a strong balance sheet – creating solid positioning for further growth in 2008.

$460

MILLION – 2007 REVENUE

46%

PERCENTAGE OF 2007 REVENUE EARNED OUTSIDE OF CANADA

GLOBAL FOOTPRINT

Specialized completion services are in growing worldwide demand, and Calfrac is moving systematically to expand in new markets. Our U.S. fleet drove our growth in 2007, generating more than 30 percent of total corporate revenues, while revenue in Russia grew by 189 percent year-over-year and operations began in Mexico.

STRONG RELATIONSHIPS AND LONG-TERM CONTRACTS

Helping our customers succeed creates strong relationships that serve us well through the commodity price cycle. A significant portion of our 2007 activity came from long-term contracts, creating a base of operating and financial stability amid a weaker Canadian market.

HANDS-ON MANAGEMENT

With up to 30 years of individual industry experience, Calfrac's senior management team members understand the technology, understand the international markets and have been through all phases of the service sector business. Calfrac's business model and diversification strategy were driven by the management team's experience and understanding of market dynamics.

TECHNOLOGY IS A COMPETITIVE ADVANTAGE

Calfrac's state-of-the-art equipment and custom-engineered solutions have made us a preferred supplier among producers demanding success in deep, tight, technically challenging and expensive-to-drill reservoirs.

A GLOBAL FOOTPRINT STABILIZES PERFORMANCE THROUGH THE CYCLE

BUILDING INTERNATIONALLY

GROW LOCALLY
Calfrac sets up a strong local management team in each new market it enters. Effective sales and marketing plus strategic industry relationships are critical in building a new customer base. We always work to gain an anchor contract in each new region before committing substantial capital and equipment.

REPEAT THE MODEL IN NEW MARKETS
Calfrac's growth model works. It has been applied in the U.S., Russia and most recently in Mexico. Argentina is the newest market initiative. Looking ahead, Calfrac sees expansion opportunities within these markets – and into new ones.

BUILD RELATIONSHIPS
Just as in Canada, our global business model is based on building strong relationships by satisfying the customer's needs. International opportunities are driven mainly by the size of the resource base, the large-scale opportunity to increase production and the local market's need for technology. Calfrac brings processes and equipment that are needed – and that work.

POTENTIAL FOR STRONG RETURN ON INVESTMENT
Building a meaningful new market presence usually takes a few years. This requires a long-term view.

Our motivation is always the same: to conduct profitable operations and generate long-term returns on investment for our shareholders.

EXPAND EQUIPMENT SPREADS AS WORK WARRANTS
Calfrac's operations are efficiently scalable, thanks to its large equipment fleet in five national markets and 12 operating bases, its strong financial position and its ability to design and commission new equipment. Successful operations and satisfied customers lead to new work. Calfrac maximizes its overall utilization by redeploying equipment to the most active markets.



CANADA
Calfrac worked proactively to preserve utilization and margins in 2007 by rationalizing staff and redeploying equipment. Despite a steep decline in overall Canadian drilling, our premium customers – exploration-oriented intermediates plus the industry's number-one driller – remained more active than the industry average.

UNITED STATES
Calfrac is benefiting from its early entry into the U.S. market. Our customer base now includes the most active driller in the continental U.S. Calfrac's U.S. fracturing fleet continued to grow in numbers and horsepower requirements throughout 2007, winning deeper and higher-paying jobs and driving U.S. revenue to more than 30 percent of Calfrac's total.

MEXICO
A three-year, US$75 million anchor contract with Pemex created a foothold for Calfrac in northern Mexico. Our first fracturing spread began operations in the fourth quarter of 2007. Growth prospects are strong for additional equipment to be deployed in the future.

RUSSIA
With its immense resource base and pressing need for modern services, Russia is turning into a growth driver for Calfrac. Five deep coiled tubing units and three fracturing spreads were working in 2007. Sustained growth in industry capital expenditures bodes well for increased service contracts for the future.

ARGENTINA
Argentina's gradually evolving energy market suggests a more active drilling scene over the coming years. Calfrac's initial focus will be to commence cementing operations for a core customer within this market and look to expand into other service lines in the future.

SERVICE LINE DEPTH BUILDS TRACTION

Calfrac's service lines complement one another. For example, when fracturing a multi-zone horizontal well, coiled tubing services may also be utilized. And these new wells will require cementing services. Calfrac's constantly improving in-house chemical technology and state-of-the-art equipment can handle the full range of fracturing jobs: oil and natural gas, new wells and recompletions, vertical or horizontal, shallow through deep, including multiple or stage fractures. Calfrac is fulfilling customers' demand for higher horsepower and higher pumping rates to perform the larger fractures they need to drill productive wells in tight reservoirs. We add to our capabilities organically, designing and commissioning new equipment and adding pumper units, as well as through carefully selected acquisitions of complementary technologies or equipment available at attractive prices.


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❶ FRACTURING

The backbone of our business. Shallow through deep. Oil or natural gas. Vertical or horizontal. Simple or complex. We do it all. Not everyone can say the same. Active in four countries, Calfrac's combined fracturing fleet grew to 28 spreads with a total of approximately 242,000 horsepower by year-end 2007.

❷ COILED TUBING

Calfrac inserts coiled tubing into wells to perform various well servicing operations. Coiled tubing units are often used (together with support equipment) to pump in nitrogen, acid or air to remove unwanted solids, gels or fluids from the wellbore and producing zone. Coiled tubing units can also be used to set and remove tools, perform drillouts and set siphon or velocity strings, which promote natural gas production without accumulating fluid in the wellbore. Calfrac operated 18 coiled tubing units at year-end 2007.

❸ CEMENTING

Drilling oil and natural gas wells involves penetrating numerous geological layers, many of which may be saturated with fresh or salt water, oil, natural gas or combinations thereof. These layers are segregated by running steel casing down the well and cementing it in place. Once the various geological layers are isolated, the well can be completed and brought on production. Calfrac had 16 cementing units at year-end 2007.

2007 PERFORMANCE

BY REGION


$460.3
MILLION

REVENUES

- ● Canada : $ 249.5 MM
- ○ United States and Mexico : $ 146.8 MM
- ● Russia : $ 64.0 MM


$100.1
MILLION

OPERATING INCOME

- ● Canada : $ 41.8 MM
- ○ United States and Mexico : $ 46.2 MM
- ● Russia : $ 12.1 MM

BY SERVICE LINE


$460.3
MILLION

REVENUES

- ● Fracturing : $ 403.8 MM
- ○ Coiled Tubing : $ 38.0 MM
- ● Cementing : $ 18.5 MM

LEADING TECHNOLOGIES MAKE CALFRAC A PREMIUM SERVICE PROVIDER

Calfrac's ability to deliver the right technologies to its customers goes to the core of its service offering. Our growing fleet of customized, Calfrac-designed equipment is amongst the most modern in the industry, with an average age of approximately four years – making our fleet's reliability tough to beat. Our approach to well completion solutions is unique in the industry: we work with our customers to determine what they need, and then engineer a best-fit solution. This sets Calfrac apart from larger and smaller competitors alike. Our overarching goal: to help our customers succeed in today's deeper, tighter, more technically challenging reservoirs, with their larger and more complex fracturing jobs.





FIELD SUCCESS STORIES

TAILOR-MADE TECHNOLOGICAL SOLUTIONS

Following on the Company's successful application of slick water fracturing in tight gas sand and shale reservoirs in the U.S., Calfrac began to offer this technology to customers pursuing similar plays in the Western Canada Sedimentary Basin. Our experienced sales and engineering teams identified the geological formations that made the best fit for using this technological approach, and then worked with new and established customers to modify their fracturing programs. The result was a tailored, cost-effective solution to enhance natural gas production from prolific but technically challenging natural gas pools of the Alberta and B.C. foothills.



RUSSIAN FRACTURING ACHIEVEMENT

Calfrac passed a major operating milestone in June 2007 with the successful execution of a 670-tonne fracturing treatment in Western Siberia. Using state-of-the-art equipment and leading fluid technology, the Company flawlessly completed the largest fracturing job in its history and one of the largest ever performed in Russia.

FRACTURING 101 ▸ A QUICK LESSON



Today's leading oil and natural gas producers are using pads to cost-effectively drill wells into unconventional or "tight" natural gas reservoirs. Making these wells productive usually requires fracturing. Specialized service providers such as Calfrac blend chemicals and proppants together and this slurry is pumped down the wellbore at very high pressures. This causes the targeted rock formation to fracture (or open), allowing the trapped natural gas to be produced at economic rates. In some applications, multiple or staged fracturing treatments are completed within one well, enhancing productivity of these gas-charged but otherwise slow-flowing tight sand and shale reservoirs. Fracturing can be used to enhance the recovery of oil or natural gas from either vertical or horizontal wells drilled in North America as well as in other international markets such as Russia.





SUPPORT SERVICES

COILED TUBING

Coiled tubing units are often used together with the appropriate support equipment to pump nitrogen, acid or air in order to remove unwanted solids, gels and fluids from the wellbore and producing zone.

CEMENTING

To accomplish segregation between geological layers after a hole is drilled, steel casing is run into the bottom of the well and cemented in place. Once the cement has hardened, all of the penetrated layers are isolated from each other and the completion of the well can proceed.

2007 HIGHLIGHTS

YEARS ENDED DECEMBER 31,	2007	2006	CHANGE
(000s, except per share and unit data)	($)	($)	(%)
FINANCIAL			
Revenue	460,320	426,418	8
Gross margin [1]	131,779	135,362	(3)
Net income	38,568	72,450	(47)
Per share – basic	1.06	2.00	(47)
– diluted	1.06	1.98	(46)
Cash flow from operations [2]	87,642	101,932	(14)
Per share – basic	2.40	2.81	(15)
– diluted	2.40	2.79	(14)
EBITDA [3]	97,789	109,533	(11)
Per share – basic	2.68	3.02	(11)
– diluted	2.68	3.00	(11)
Capital expenditures	91,939	155,478	(41)
Working capital	92,156	31,225	195
Total assets	558,910	454,190	23
Shareholders' equity	350,915	303,510	16
Market capitalization at year-end	655,497	804,184	(18)
Weighted average shares (basic) outstanding (#)	36,463	36,286	–
OPERATING AS AT DECEMBER 31 (UNAUDITED)			
Fracturing spreads			
Conventional fracturing	24	21	14
Coalbed methane	4	4	–
Total	28	25	12
Coiled tubing units	18	14	29
Cementing units	16	13	23

1. Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.
2. Cash flow is defined as "funds provided by operations," as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.
3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

TOTAL HORSEPOWER AT YEAR-END 2007

242,000

HORSEPOWER

Development of tight gas and shale gas reservoirs is a major North American trend – and this requires more pumping capacity. Calfrac moved with this trend throughout 2007, steadily adding pumper units to its fracturing fleet.

INCREASE IN TOTAL HORSEPOWER FROM 2006

48

PERCENT

Deeper, more technically challenging jobs typically take longer, pay better and demand powerful, modern equipment. Calfrac has stepped up and is competing successfully against the world's biggest well service providers, increasing the ratio of its work done on deeper wells. Last year included a 670-tonne job, our biggest ever.

2007 CONSOLIDATED FRACTURING REVENUE PER JOB

$62,466

The proof our approach works: Calfrac's average revenue per job increased by an impressive 10 percent year-over-year. That's a strong foundation for sustainable financial performance.

LET'S TALK

KEY ISSUES DISCUSSED WITH DOUG RAMSAY, PRESIDENT AND CHIEF EXECUTIVE OFFICER



We were proactive early, not reactive late. We kept our focus on our customers and the issues that mattered to them. We found ways to work with them through these tougher times.

D.R. Ramsay

Doug Ramsay
President and Chief Executive Officer

January 2008

ABOUT CALFRAC

Q: Please give us the 30-second "elevator pitch" on why investors should choose Calfrac out of the many players in the Canadian oil and natural gas service and supply sector.

A: First, our focus on pressure pumping services – a focus that enables us to be the best at what we do, and not attempt to be all things to all people. Second, our geographical diversity, with a strong base of operations in Canada plus growing activities in the U.S., Russia, Mexico and Argentina. We're a technology leader in fluids, equipment and applications, and that helps us succeed in these diverse markets.

We have an experienced management team in the pressure pumping services business. These are strong business people who have been through more than one cycle – who understand how to navigate through the tougher times and profit from them. Importantly, we have the financial strength to pursue opportunities and achieve growth, including a strong balance sheet and revenues. In addition, Calfrac has a strong and active customer base that utilizes pressure pumping companies that have the ability to provide high levels of service while maintaining a top tier health, safety and environmental record. Lastly, we maintain a disciplined approach to mergers and acquisitions.

ABOUT THE ENERGY MARKET

Q: Last year became a virtual minefield of challenges in western Canada, from lower drilling activity to the announcement of higher royalties in Alberta. How did Calfrac outperform most of the Canadian service and supply sector in 2007?

A: We were proactive early, not reactive late. We kept our focus on our customers and the issues that mattered to them. We found ways to work with them through these tougher times. We involved our management early in planning for cost-cutting – which included trimming about 100 staff in Canada – and equipment reallocation to higher-performing markets that we had nurtured. Diversifying early – geographically and in services – got us into position to outperform in 2007.

Providing additional protection against downside risk was our practice of seeking long-term agreements with significant upstream players in Canada and the U.S. When demand for services decreases and prices weaken, we work with our customers to remain within our contracts while serving their needs. In some cases we found ways to even enhance and extend the contracts. This management practice boils down to something simple: when times are tougher, we're the last guys to leave the field.

82-34909




CALFRAC

Q: So then, how do you describe your results in 2007?

A: They're below what we had hoped going into the year. But all things considered, we're pleased with how we came through the year. We continued to make money, we continued to make important business decisions aimed at achieving growth, and we continued to make prudent investments. We're maintaining Calfrac's profitability and are managing through the cycle.

ABOUT GEOGRAPHICAL DIVERSIFICATION

Q: Geographical diversification is a big topic in the Canadian service and supply sector. What are Calfrac's attributes for competing internationally, an environment already heavily populated by large service providers with established brand names?

A: We have an experienced management team. Most of our senior people have worked internationally at leading service providers in the past. We bring a style of entrepreneurship that allows us to compete internationally. Calfrac has competed successfully against the largest service companies here in Canada,

Top: Proprietary high rate hydration units that provide improved product quality at high treating rates.

Inset: Nitrogen is added to acid blends and fracturing fluids to provide additional energy to assist in well clean up or to enhance the well flow rate. Nitrogen is also used for removing fluids from wellbores, purging vessels and pressure testing operations.

82-34909

LET'S TALK



Above: Calfrac's fluid/proppant blenders are designed to handle high viscosity fracturing fluids and increase proppant (sand) concentrations.

Below: Constant communication amongst field personnel is key component in the successful completion of all treatments.

and employs the same philosophy internationally. We don't enter markets blindly. Instead we perform extensive due diligence. We do serious research, we have people to guide us in, we bring in the right equipment and technology, and we enter a new market anchored by at least one major contract.

Remember, we're not just starting to enter international markets. Calfrac went into the U.S. in 2002 – which means we just finished our sixth year of operations there. We moved beyond western Canada far earlier than many competitors – and we've proven our ability to succeed in international markets.

We utilize a structured Strategic Planning process with a time horizon of three to five years. This process identifies potential growth opportunities where we believe that Calfrac can be successful and then we adhere to a disciplined approach to realizing these opportunities.

Q: What are the advantages of geographical diversification?

A: Aside from the world simply being a lot bigger than western Canada, the main benefit is that the activity cycles are in different phases in various markets. Regional factors include weather and seasonality, geography, commodity focus and pricing, combining into offsetting rates of activity. This allows a downturn in Canada to be offset by higher activity and stronger margins in other markets. This helps to smooth out our revenue, cash flow and earnings throughout a year and over a period of years.

For example, our Russian market is all about oil – and oil is at a historical high. In the U.S., the market for natural gas is different from the market in Canada, with optimism remaining strong and activity levels high. Within the U.S., there are different regional activity cycles that can offset one another.



These various cycles create offsetting opportunities that allow the flexible operator with a presence in several markets to emphasize the best ones. Calfrac can add capacity or take away capacity – shallow gas, or deeper gas, or oil versus gas, by moving equipment from market to market. In this way, we can maximize utilization rates and achieve superior financial results. But as mentioned above, you can't just show up somewhere new and expect to be instantly busy and profitable.

ABOUT GROWING THROUGH THE CYCLE

Q: Can you point to some concrete benefits?

A: Definitely. In 2007, revenues were up significantly in the U.S. – as were other metrics that we keep confidential for competitive reasons. We maintained high utilization of equipment – higher than our competitors. Revenue per fracturing job was up significantly and considerably higher than in Canada. Some of the financial analysts who follow Calfrac noted that our U.S. cash flow was proportionately higher than our U.S. revenue, indicating not just amount of activity, but profitability.

Our performance continued to grow in the U.S. thanks to being selected to do larger, more technical jobs. We have proven to our customers that we can do these jobs effectively, increasing their drilling completion rates and well productivity. We're competing successfully against the world's biggest players and are even becoming a preferred supplier in certain markets.

Q: Looking forward, how do you foresee the Canadian market evolving in 2008, and what will be Calfrac's role?

A: We see Canada with a steady volume of business, with some margin compression due to price reductions. A major focus will be reducing costs. To support utilization rates and avoid idle capacity, we will continue to shift equipment into other more active regional or international markets. An acquisition of a small Canadian competitor that we completed in November 2007 has already seen most of its equipment moved to the U.S., Mexico and Russia.

With forecasts for a further drilling decline, we will compensate by concentrating on the workover and refracturing market – on recompleting already-producing wells. This is a natural focus during a drilling downturn, for our customers as well as ourselves. We intend to actively help our customers, using our engineering expertise to put together recompletion plans using new technologies and processes. In this way, we hope to maintain activity levels in western Canada.

Over the past few years, Calfrac has been working with some of the major companies involved in the Montney and Muska plays of western Canada developing the methodologies and technologies to economically exploit these reservoirs. Recently, initial activity has demonstrated tremendous future potential. As such, these plays should result in significant growth opportunities throughout 2008 and beyond.



Above: Calfrac field technicians install pressure control equipment designed to ensure safe well control conditions under a variety of circumstances.

Below: The efficient and successful execution of treatments requires accurate monitoring of all job parameters. Calfrac has specially equipped field computer vans to provide on-site, real-time analysis and supervision to ensure job specifications are followed precisely.



82-34909

LET'S TALK



Above: Calfrac continues to lead the pressure pumping services sector by developing new technologies, fluid systems and engineering solutions to increase operational efficiency, reduce environmental impact and lower well completion costs.

Below: All Calfrac's equipment is specifically designed and manufactured with four factors in mind: efficiency, performance, reliability and environmental protection.



Q: Are there opportunities to be a consolidator in the Canadian oilfield services sector?

A: Absolutely. I mentioned one example just above. We think there will be further opportunities, particularly some of the new entrants into the market that may not have the same ingredients to be successful as we do. We foresee near-term opportunities to acquire equipment at attractive values. Our likely approach would be to take this equipment and redeploy it into growing international markets.

ABOUT OUR GROWTH PLAN

Q: What about your international growth prospects? How does Calfrac plan to strengthen its presence, and what are the criteria for choosing which opportunities to pursue?

A: We believe that our U.S. activities will continue to grow in 2008. We plan to increase activities and add service lines in the Piceance Basin, in Arkansas and Oklahoma. Again, it was important to become established early. It would be very difficult to gain entry now. We are solidly established in opportunity-rich areas of growth. For example, we deliberately avoided competing in one very crowded area, the Barnett Shale, in favour of an emerging area, the Fayetteville Shale. Before entering we performed a reservoir study, a customer base study and an employment study, to ensure the play would be sustainable. Now we're working for all the major producers there.

In Mexico, we'll work with our customer, Pemex, to build on our modest start. This is a unique North American market where we are building a presence from scratch. We learned what the market had to offer, and what we could offer the market, and we entered it on a small scale in order to control the business risks. We expect to expand that in 2008.

Russia is another good example of how Calfrac grows. We entered in late 2005 and have grown to three fracturing spreads and five coiled tubing units. After expanding quickly, in 2008 we're focusing on the cost side and improving efficiency. Measures include pushing for higher utilization rates, seeking local suppliers for services and equipment and continuing to emphasize local talent to minimize expatriate workers. We see good upside in Russia in both the oil and the natural gas regions. This is a longer-term play, in which the main energy companies work according to their plan. There is order, there is integrity in operations, there is a very good base of skilled and trained employees, the customers pay on a timely basis, and there is a large need for technical expertise and newer equipment.

In Argentina, we are working with a local partner. Our goal is to get a good feel for the market and expand as we see the market expand around us. We foresee gradual shifts in Argentina's regulatory environment that could create opportunities for producers to expand their activities, creating a growing need for services like ours. We view Argentina as a longer-term commitment creating the chance to grow gradually over the next number of years.

Q: How is Calfrac's financial situation, especially in relation to these ambitious growth plans?

A: We are financially strong. At December 31, 2007 we had cash of close to $40 million. We are careful about debt. We are positioned very well either to weather a longer downturn, to perform acquisitions or to expand organically, taking advantage of shorter equipment lead-times. As mentioned, we think acquisitions will come at good value. Our strong balance sheet will let us act on opportunities, and our geographical diversity creates the ability to move equipment to areas where it can be put to profitable use.

Our debt issue in February 2007 has provided us with tremendous flexibility. Substituting debt with light covenants for the previous bank debt – all of which was paid off – allows us to operate freely in markets and on initiatives that create value. In addition, we have access to $90 million in bank facilities, none of which are utilized. Our dividend is modest and sustainable under all foreseeable circumstances. Finally, our high percentage of closely held shares – about 35 percent of the total – protects all of Calfrac's shareholders against a discounted takeover offer during this period of lower share prices.

Q: So overall, what's your view of 2008?

A: We are mindful that these are tougher times, but we think 2008 will be a year of huge opportunity. Operators that are positioned well in this phase of the cycle will come out the other side much, much stronger. We're a strong company, we're well managed, we're opportunity-driven by good value and we're positioned to take advantage when the cycle improves. We're strong enough that we can create both short- and long-term value for shareholders – through acquisitions, through organic growth, or through preserving cash flow. Our management team knows the international markets intimately. We have the executive experience and trained personnel to execute all of our initiatives.



Above: Calfrac's quality state-of-the-art equipment uniquely combines several operating functions on one single unit. This multi-function approach means a smaller wellsite footprint that provides higher operating efficiency and less environmental impact.

Below: Our safety performance demonstrates our Company's resolve to operate safely. At Calfrac, no job is so important that we cannot take the time to do it safely and responsibly.





Calfrac field personnel conduct thorough quality control inspections of each aspect of set-up and assembly, thereby ensuring the safe and successful completion of the project.

Calfrac is a leading provider of oilfield pressure pumping services, including fracturing, coiled tubing, cementing and other well stimulation services, which are designed to enhance the recovery of hydrocarbons from oil and natural gas reservoirs in Canada, the United States, Russia, Mexico and Argentina. Calfrac designs, commissions and operates a specialized fleet of custom-designed equipment, and develops and utilizes innovative technologies, all with four key operating objectives: efficiency, performance, reliability and safety and environmental protection.

MULTIPLE MARKETS KEEP US STRONG THROUGHOUT THE COMMODITY PRICE CYCLE

OPERATIONS REVIEW

During 2007, Calfrac's capital program was primarily focused on enhancing the pumping capacity of its fracturing equipment fleet. At December 31, 2007, the Company's equipment fleet included 24 conventional and four coalbed methane (CBM) fracturing spreads, 18 coiled tubing units and 16 cementing units. The Company worked effectively to maximize equipment utilization by redistributing its fleet amongst the more active markets within existing operating regions as well as expanding into three new geographic markets: Arkansas in the United States, Mexico and Argentina.

CANADA

The operating environment for Calfrac's Canadian operations was very challenging during 2007. Lower natural gas prices, a stronger Canadian dollar and, later in the year, uncertainty related to Alberta's proposed new royalty regime negatively affected the drilling activity of the Company's customers in western Canada. Competitive pricing pressures were present in all markets and service lines, particularly in the CBM markets of central and southern Alberta.

In response, the Company proactively rationalized its operations beginning in early 2007 and, throughout the year, reallocated equipment to higher-activity regions within and outside of Canada in order to maximize crew utilization. The Company also opened a new operating base in Edson, Alberta during 2007 to provide fracturing and cementing services more efficiently to customers operating in the deeper reservoirs of northern Alberta.

Also helpful in Canada was Calfrac's long-term take-or-pay contractual relationship with a major customer, providing a base level of fracturing business during the past year and continuing to support a minimum level of activity in 2008. In addition, the Company has a large core group of customers that will provide a solid base of activity in the coming year. For 2008, the Company will manage through potentially lower drilling activity in Canada by focusing on improving its operating efficiencies, entering new geographic markets and focusing on the well recompletion market, which remains relatively strong as operators seek to maximize capital efficiencies in a time of reduced overall spending.

In November 2007, Calfrac purchased the fracturing assets of a local competitor. These assets were purchased at a discount to replacement cost. Many of these assets were redeployed to the United States to support the higher activity and horsepower requirements prevalent in that market. The asset acquisition was financed through the issuance of shares and a cash payment.

WESTERN CANADIAN OPERATIONS AT A GLANCE

Employees: Approx. 630

2007 Revenues: $249.5 MM

Environment: Drilling of new wells is expected to decline from 2007 due primarily to concerns related to the price of natural gas, high value of the Canadian dollar and Alberta royalty regime changes. Well recompletion activity is planned to increase in 2008.

Fracturing Spreads	
Conventional	14
Coalbed Methane	4
Coiled Tubing Units	13
Cementing Units	14


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① Calgary, AB.* **④ Red Deer, AB.**
② Medicine Hat, AB. **⑤ Edson, AB.**
③ Strathmore, AB. **⑥ Grande Prairie, AB.**

*Corporate and Canadian Head Office

MONTNEY SHALE PLAY

The Montney Formation is considered a "tight" reservoir and is comprised of silt to clay-sized mudstone, with a mixture of laminated siltstone and shale. Industry activity in the Montney formation is focused in the Swan Lake/Bissette, Saturn and Dawson Creek areas of northeastern British Columbia, as well as the Edson area in Alberta. Production is generally from zones that are more than 1,800 metres in depth and have reservoir temperatures that are often higher than 70°C. Calfrac has extensive experience providing fracturing, coiled tubing and cementing services in the Montney formation.





Calfrac's combination fracturing pumper and blender combines two units into one, which reduces the amount of equipment needed on site and lowers the operating costs of a treatment.

UNITED STATES

Calfrac's operations in the United States expanded into the Arkansas pressure pumping market during 2007, supported by a long-term contractual agreement with a leading U.S. oil and natural gas company. Calfrac commenced fracturing operations in March 2007 and augmented its equipment fleet with the deployment of a second multi-pumper fracturing spread in June and the start-up of cementing operations during the third quarter. Calfrac's operations in the DJ Basin experienced strong activity throughout 2007 due to a larger and more diverse customer base. Utilization of the Company's fracturing equipment fleet was higher than the previous year and is projected to remain high throughout 2008.

The Company's fracturing operations based in Grand Junction, Colorado were impacted by gas takeaway issues during the past year, which curtailed natural gas completion activity. As a result, Calfrac focused on strengthening its contractual base of customers in order to be well-positioned for the resumption of normal completion activity levels in 2008 with the commissioning of the Express Pipeline in January 2008.

The Company's growing operations in the United States were a major driver of the Company's overall financial and operating performance in 2007 and are expected to improve further in 2008.

MEXICO

In July 2007, Calfrac was awarded a three-year contract by Pemex, Mexico's state oil company, to provide hydraulic fracturing services in the Burgos field of northern Mexico. Most of the required equipment for this new international operation was redeployed from the Company's existing North American equipment fleet. A new district office in Reynosa, Mexico was opened in October 2007 and fracturing operations began in November 2007. This operation furthers Calfrac's corporate strategy of expansion into new geographic markets that are not as dependent on natural gas drilling activity in Canada and the United States, with the new operations anchored by the support of a long-term contract with an established customer. The Company is continuing to pursue additional growth opportunities within this new pumping services market.

U.S. & MEXICO OPERATIONS AT A GLANCE

Employees: Approx. 270

2007 Revenues: $146.8 MM

Environment: Drilling activity levels in Colorado and Arkansas are anticipated to be robust in 2008, but these markets are facing increased competition.



Fracturing Spreads	
Conventional	7
Cementing Units	2

① **Denver, Col.***
② **Platteville, Col.**
③ **Grand Junction, Col.**
④ **Beebe, Ark.**
⑤ **Reynosa, Mexico**

*USA Head Office

FAYETTEVILLE SHALE PLAY

The Fayetteville shale play is an unconventional gas reservoir located on the Arkansas side of the Arkoma Basin in the United States. This play ranges in thickness from 50 to 550 feet and the depth ranges from 1,500 to 6,500 feet. Calfrac expanded into the Arkansas pressure-pumping market in March of 2007. The Company augmented its initial fracturing operations with a second multi-pumper fracturing spread in June and introduced cementing operations during the third quarter of 2007. Calfrac anticipates growing its operations in the Fayetteville region as the activity in Arkansas increases.





Above: Calfrac's Russian operations will help drive continued corporate growth and mitigate the impact of the slow down in activity in Canada.

RUSSIA

Calfrac continued to broaden the scale of its operations in Russia with the addition of two multi-pumper fracturing spreads and two coiled tubing units during the first half of 2007. At December 31, 2007, the Company operated three conventional fracturing spreads and five deep coiled tubing units, across its two operating bases in Western Siberia.

During the second quarter, Calfrac recorded a significant achievement by pumping a 670-tonne fracturing job in Khanty-Mansiysk, Western Siberia. This was the largest in Company history and believed to be one of the largest jobs ever completed in Russia.

In 2008, Calfrac will operate in the Russian well services market under the terms of two annual agreements negotiated with one of Russia's largest oil and natural gas companies. It is expected that this geographic market will remain active in the coming year, mitigating uncertainty in the Canadian pressure pumping market.

ARGENTINA

The Company has partnered with an experienced local management team in Argentina to provide cementing services in this new market. A negotiated arrangement with an oil and natural gas company based in Argentina will support these operations, which are expected to commence early in the second quarter of 2008. Selected cementing assets from Canada have been redeployed to Argentina and the remainder of the required equipment is being constructed locally. Argentina is the Company's fifth geographic platform and provides another operating region in which to increase Calfrac's overall equipment utilization.

RUSSIA OPERATIONS AT A GLANCE

Employees: Approx. 560

2007 Revenues: $64.0 MM

Environment: Recently signed two annual contracts with one of Russia's leading oil and natural gas companies for the provision of fracturing and coiled tubing services in 2008.

Fracturing Spreads	
Conventional	3
Coiled Tubing Units	5




①
②
③

① Moscow, Russia*
② Khanty-Mansiysk, Russia
③ Noyabrsk, Russia
*Russian Head Office

OPERATIONS OUTLOOK

The pressure pumping market in western Canada are expected to be highly competitive across all service lines during 2008. In response to these market challenges, Calfrac intends to maintain its focus on operating cost efficiencies in order to maximize profitability from this geographic region. If necessary, the Company will further rationalize its operations and transfer underutilized equipment and crews to more active operating regions. Calfrac expects that drilling activity in the Deep Basin markets of northern Alberta and northeastern British Columbia as well as the shallow gas regions of southern Alberta will be relatively strong during 2008. Additionally, it is anticipated that some of the planned reduction in new drilling activity in Alberta will be offset by an increase in the number of well recompletions, as upstream companies in the Western Canada Sedimentary Basin shift their focus to enhancing production from existing natural gas wells.


NITROGEN
REFRIGERATED
LIQUID

Calfrac employs expert technicians and highly trained maintenance personnel to ensure its unique fleet of specialty oilfield services equipment continues to operate safely and efficiently.

The Company's operations in the United States are expected to remain very robust in 2008 despite a more competitive price environment. With the commissioning of the Express Pipeline in early 2008, it is anticipated that fracturing activity in the Grand Junction district will increase significantly from the previous year. Calfrac's operations in eastern Colorado, which service customers in the DJ Basin, are expected to continue to be a significant contributor to the operating and financial results of the United States. Activity in the Fayetteville region is expected to improve as the Company's fracturing and cementing customer base in Arkansas continues to grow. Overall, Calfrac's United States operations are expected to be a major driver of the Company's consolidated financial and operating performance in 2008.

In November 2007, Calfrac began its hydraulic fracturing operations in the Burgos field of northern Mexico pursuant to the terms of a three-year agreement signed with Pemex in July 2007. For 2008, the Company will continue to transition from the start-up phase of operations and grow the financial and operating results of this region. Additionally, Calfrac will prudently pursue other opportunities to expand its presence within the pressure pumping markets of Mexico.

Calfrac recently signed two annual contracts with one of Russia's largest oil and natural gas companies. These agreements as well as other negotiated contracts will ensure that the Company's current Western Siberian equipment fleet consisting of three multi-pumper fracturing spreads and five deep coiled tubing units will be highly utilized throughout 2008. Since these operations began in late 2005, the Company has organically grown its operating scale through the deployment of additional equipment. For 2008, Calfrac will strive to improve the operating and financial performance of this geographic segment by focusing primarily on enhancing the efficiency of these operations.

In Argentina, Calfrac has partnered with an experienced local management team and plans to commence cementing operations in this country early in the second quarter of 2008. The Company has entered this new market with the support of an arrangement negotiated with an oil and natural gas company in Argentina. The equipment for this venture was primarily redeployed from Calfrac's Canadian operations and augmented by the construction of certain support equipment locally. This expansion extends the Company's strategy of diversification into new regions that are not dependant upon the natural gas drilling markets of North America.

ADVANCING TECHNOLOGIES AND ENHANCING SAFETY

Calfrac advanced its research and technology commitment in 2007 through the start-up of its Calgary-based research and development laboratory. This facility provides field support, quality assurance, product development as well as research and development to further advance Calfrac's fluid system technologies. The laboratory is staffed by chemical specialists knowledgeable in fracture stimulation, acidizing and cementing technologies.



NEW TECHNOLOGY

The increased utilization and growth of Calfrac's slick water fracturing system for shale gas and tight gas sand reservoirs continued through 2007. Based on the Company's experience in the United States, Calfrac introduced slick water fracturing to several Canadian customers that applied this technology throughout various geological formations. This form of fracturing enables the completion of additional, previously uneconomic horizons, and facilitates multiple staged treatments in horizontal wells. Slick water fracturing technology is providing economic stimulation of reservoirs that have generally lower quality. Calfrac is developing innovative lab-scale testing equipment to study and develop new formulations that can be used to maximize slick water fracturing.

In January 2008, the Company completed the acquisition of the remaining 70 percent interest in ChemErgy Ltd. which it did not previously own and ChemErgy became a wholly-owned subsidiary of Calfrac. It was an important accomplishment for Calfrac to secure the exclusive and worldwide rights to the jointly developed technology, and to gain control over its chemical supply chain. Calfrac is now well-positioned to ensure that all service lines in all operating jurisdictions can offer customers the high levels of service they have come to expect. This, in conjunction with the new laboratory services at the Calgary Technology and Training Center, are integral to Calfrac's commitment to providing the latest technologies for its customers.

Calfrac's development of a new hydrocarbon gelling system saw significant advancement during 2007. This new system will provide customers with an alternative to the conventional gelled hydrocarbon systems. Fracturing systems and methods of treating the more unconventional reservoirs require constant improvements in fluid technology to achieve economic results in formations that were bypassed or deemed uneconomic in the past. These reservoirs – including very tight sands and shale – are becoming the new target reservoirs for many of Calfrac's customers. Their productivity can be maximized only through application of new technologies in the form of improved chemical formulations, equipment and highly skilled manpower.


561

Safe handling of cryogenic liquid nitrogen is essential to completing high rate nitrogen fracturing through coiled tubing treatments.

HEALTH, SAFETY AND ENVIRONMENT

The Company continues to utilize the Calfrac Management System, a comprehensive and integrated approach to manage, monitor and report on health, safety and environmental matters including incidents. This system is based on business and industry best practices that meet or exceed all regulatory standards and provides guidelines to ensure that a consistent approach is achieved across all global operations. As Calfrac continues to grow the scope and scale of its operations, it remains committed to providing a safe work environment for its employees, third-party contractors and customers.

The Company recorded no fatalities, life-threatening occupational injuries or major environmental incidents throughout 2007, reduced its annual Lost Time Injury Rate to 0.23 and decreased the number of preventable vehicle accidents by 31 percent. Additionally, Calfrac developed and implemented a Fatigue Management Program for all field personnel to increase their awareness of fatigue-related issues. The Company continued to reinforce other key safe work practice methods as well as emergency response procedures.

LOST TIME INJURY RATE PER YEAR


2.11
1.48
0.63
0.70
0.23
03
04
05
06
07



MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of February 27, 2008 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the three months and years ended December 31, 2007 and 2006 and should be read in conjunction with the audited consolidated financial statements and accompanying notes for those periods as well as the MD&A for the three months and year ended December 31, 2006. Readers should also refer to the "Forward-Looking Statements" legal advisory located at the end of this MD&A. The annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

All financial amounts and measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used within this MD&A have been included at the end of this MD&A.

REVENUE
($ MM)


156.6
241.4
314.3
426.4
460.3
03
04
05
06
07

2007 HIGHLIGHTS

Calfrac is an independent provider of specialized oilfield services in Canada, the United States, Russia, Mexico and Argentina, including fracturing, coiled tubing, cementing and other well stimulation services. The Company has established a leadership position through an expanding geographic network, larger operating fleet and growing customer base. For the year ended December 31, 2007, Calfrac:

- increased revenue by 8 percent to $460.3 million from $426.4 million in 2006;
- earned net income of $38.6 million or $1.06 per share (basic);
- recorded cash flow from operations before changes in non-cash working capital of $87.6 million or $2.40 per share (basic) compared to $101.9 million or $2.81 per share (basic) in 2006;
- achieved EBITDA of $97.8 million versus $109.5 million a year ago; and
- incurred capital expenditures of $91.9 million primarily to expand the pumping capacity of its fracturing equipment fleet.

BUSINESS ENVIRONMENT

REVENUE MIX 2006



● Fracturing Services : 88%
○ Coiled Tubing Services : 7%
● Cementing Services : 5%

REVENUE MIX 2007



● Fracturing Services : 88%
○ Coiled Tubing Services : 8%
● Cementing Services : 4%

GEOGRAPHICAL MIX 2006



- ● Canada : 75%
- ○ United States : 20%
- ● Russia : 5%

GEOGRAPHICAL MIX 2007



- ● Canada : 54%
- ○ United States and Mexico : 32%
- ● Russia : 14%

Calfrac's financial and operating performance during 2007 was primarily driven by its natural gas fracturing operations within Canada and the United States. In 2007, the number of wells drilled in western Canada decreased by 19 percent to 18,606 from 22,979 wells drilled in 2006. The drilling activity in the Western Canada Sedimentary Basin was dampened by a continuation of depressed natural gas prices, uncertainty related to proposed changes to Alberta's royalty regime and the significant rise in the value of the Canadian dollar. These factors resulted in increased price competition and lower activity levels within the Canadian pressure pumping services sector, especially in the coalbed methane (CBM) fracturing markets of Alberta.

Overall drilling activity in the United States during 2007 was strong leading to significant increases in the Company's U.S. annual revenue. New drilling activity in the shale gas basins within the United States, such as the Barnett and Fayetteville plays in Texas and Arkansas, respectively, was robust throughout the past year. However, gas takeaway issues in the Piceance Basin negatively impacted drilling activity in western Colorado and deferred well completion activity until the commissioning of the Express Pipeline in early 2008.

OIL AND GAS AVERAGE BENCHMARK PRICES

YEARS ENDED DECEMBER 31,	2007	2006
	$	$
AECO price (Cdn$/mcf)	**6.49**	6.54
WTI price (US$/bbl)	**72.32**	66.25

The 2007 AECO average spot price was $6.49 per thousand cubic feet, a 1 percent decline from 2006. The West Texas Intermediate benchmark crude oil price increased by 9 percent in 2007 to average US$72.32 per barrel compared to US$66.25 per barrel a year ago. The comparatively low average natural gas prices experienced during 2006 and 2007, combined with the appreciation of the Canadian dollar, negatively impacted the cash flows and drilling activity of the Company's customers in western Canada. As a result, the pressure pumping service sector experienced strong price competition within this market.

U.S./CANADIAN DOLLAR EXCHANGE RATES

YEARS ENDED DECEMBER 31,	2007	2006
	$	$
Average U.S./Canadian dollar exchange rate	**0.930**	0.882
Decrease in operating income caused solely by fluctuations in exchange rates (millions)	**3.9**	1.3

Due to the Company's significant operations in the United States and Russia, the impact of currency fluctuations should be evaluated when analyzing the consolidated financial statements. The value of the Canadian dollar increased by 5 percent year-over-year to average US$0.930 in 2007 compared to an average of US$0.882 in 2006. As a result, Calfrac's reported operating income for 2007 and 2006 was lowered by $3.9 million and $1.3 million, respectively.

2007 PERFORMANCE SUMMARY

REVENUE

CANADA

Revenue from Canadian operations for 2007 decreased by 22 percent to $249.5 million from $318.0 million in 2006 primarily as a result of decreased fracturing activity in western Canada, a higher percentage of shallow gas jobs performed, which tend to have lower revenues on a per job basis, and competitive pricing pressures across all service lines, especially in the CBM fracturing market. Canadian fracturing revenue totalled $215.7 million, a decrease of $62.5 million or 22 percent from 2006. During 2007, the Company completed 4,481 Canadian fracturing jobs for average revenue of $48,130 per job compared to 5,238 jobs for $53,105 per job in the prior year. This decrease in fracturing job count during 2007 correlates closely with the decline in overall industry drilling activity experienced in western Canada during the same period. The revenue per job for Canadian fracturing operations was lower in 2007 due primarily to significant price competition in the CBM market and a higher proportion of shallow gas fracturing jobs completed during the current year, which tend to have lower per job revenues.

The Company's revenue from coiled tubing operations decreased by $2.0 million in 2007 to $16.2 million from $18.2 million in the previous year. In 2007, 3,798 jobs were completed for average revenue of $4,258 per job compared to 5,875 jobs for $3,102 per job in 2006. Canadian coiled tubing revenue per job increased year-over-year primarily as a result of a proportionate increase in the number of deeper coiled tubing jobs completed in western Canada during 2007.

For the year ended December 31, 2007, revenue from Calfrac's cementing operations totalled $17.6 million versus $21.6 million in 2006. This 19 percent decrease was due primarily to a larger percentage of cementing jobs being completed in the shallower regions of southern Alberta and competitive pricing pressures. During 2007, the Company completed 1,933 jobs for average revenue of $9,121 per job compared to 1,974 jobs for average revenue of $10,959 per job in 2006.

UNITED STATES AND MEXICO

During 2007, revenue from Calfrac's United States operations was $145.1 million, up by 68 percent from $86.3 million in 2006. The Company had revenue of $1.7 million from its recently initiated operations in Mexico. For the year ended December 31, 2007, the Company completed 1,679 U.S. fracturing jobs for average revenue of $85,940 per job compared to 1,284 jobs for $67,037 per job recorded in the previous year. The substantial increase in total and per job revenue during 2007 from the prior year was primarily due to the commencement of fracturing operations in Arkansas, combined with strong levels of activity in the DJ Basin, only somewhat offset by lower activity in the Piceance Basin and a stronger Canadian dollar.

RUSSIA

In Russia, Calfrac's revenue from operations increased year-over-year by $41.9 million to $64.0 million in 2007 primarily as a result of a larger fleet of equipment and operating scale. The Company deployed two additional multi-pumper fracturing spreads and two deep coiled tubing units into Western Siberia during the first half of 2007 and currently operates three fracturing spreads and five coiled tubing units in this geographical market. The Company believes that these operations have attained sufficient size to generate solid operating and financial results into 2008.

GROSS MARGIN

Consolidated gross margin for the year ended December 31, 2007 decreased by 3 percent to $131.8 million from $135.4 million in 2006 primarily due to improved financial performance from Calfrac's United States and Russia operations being slightly more than offset by the impact of competitive pricing pressures and lower activity levels in western Canada. Consolidated gross margin as a percentage of revenue decreased to 29 percent from 32 percent in 2006 mainly due to pricing pressures and lower activity levels in the Canadian market.

EXPENSES

OPERATING EXPENSES

Calfrac's operating expenses in 2007 increased by 13 percent to $328.5 million from $291.1 million in the prior year primarily due to higher activity in the United States and Russia as well as costs related to new district locations, offset partially by lower activity in Canada and the impact of a stronger Canadian dollar. During the past year, the Company incurred higher expenses related to the commencement of new district operations in Edson, Alberta; Beebe, Arkansas; Reynosa, Mexico; and Purpe, Russia.

EXPENSES 2006



- ● Operating: 84%
- ○ Selling, General and Administrative: 8%
- ● Interest, Depreciation & Other 8%

EXPENSES 2007



- ● Operating: 80%
- ○ Selling, General and Administrative: 8%
- ● Interest, Depreciation & Other: 12%

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSES

SG&A expenses for the Company in 2007 totalled $31.7 million, an increase of 12 percent or $3.3 million from the previous year. These higher costs were primarily a result of the growth in Calfrac's scale of operations and revenue base in North America and Russia offset slightly by lower bonus expenses due to lower Company profitability. As a percentage of revenue, SG&A expenses were 7 percent in 2007, consistent with 2006.

INTEREST, DEPRECIATION AND OTHER EXPENSES

Net interest expense increased to $9.5 million in 2007 from $2.3 million in 2006 mainly as a result of interest pertaining to the issuance of US$135.0 million of senior unsecured notes in February 2007 offset slightly by interest earned on the Company's cash balances. In 2007, depreciation expense increased by 44 percent or $11.4 million to $37.1 million primarily as a result of the deployment of three fracturing spreads, four coiled tubing units, three cementing units and other related equipment as well as a full year of depreciation on 2006 equipment additions.

INCOME TAX

During 2007, Calfrac recorded an income tax expense of $12.7 million compared to $9.0 million in the prior year. Current tax expense for the year ended December 31, 2007 decreased to $3.9 million from $7.5 million in 2006. The Company recorded future income tax expense of $8.8 million for the year ended December 31, 2007, up from $1.5 million in 2006. For 2007, the effective rate of income tax increased to 25 percent from 11 percent in the previous year primarily due to a higher proportion of the Company's profits being earned in the United States and Russia, which are taxed at full statutory rates, and to lower taxable net earnings in Canada, which have a significantly lower effective income tax rate due to tax attributes from the amalgamation with Denison Energy Inc.

NET INCOME

For the year ended December 31, 2007, Calfrac's net income was $38.6 million or $1.06 per share (basic) compared to $72.5 million or $2.00 per share (basic) in 2006. The decline in net income was primarily due to a lower gross margin combined with higher depreciation, interest and income tax expenses as well as the realization of foreign exchange losses instead of foreign exchange gains that were recorded in 2006.

NET INCOME
($ MM)


19.6
45.6
60.1
72.5
38.6
03
04
05
06
07

NET INCOME PER SHARE
($ BASIC)


1.01
1.45
1.66
2.00
1.06
03
04
05
06
07

CASH FLOW
($ MM)


30.3
58.9
80.6
101.9
87.6
03 04 05 06 07

CASH FLOW PER SHARE
($ BASIC)


1.56
1.87
2.23
2.81
2.40
03 04 05 06 07

CASH FLOW

The Company's cash flow from operations before changes in non-cash working capital was $87.6 million in 2007, a 14 percent decrease from the previous year. This reduction was primarily a result of:

- a 13 percent increase in operating expenses to $328.5 million; and
- net interest expense that rose to $9.5 million from $2.3 million in the prior year;

partially offset by:

- total revenue increasing by 8 percent or $33.9 million to $460.3 million; and
- a $3.7 million decrease in the current income tax provision to $3.9 million.

In 2007 and 2006, cash flow was used to partially finance the Company's capital expenditures program.

LIQUIDITY AND CAPITAL RESOURCES

YEARS ENDED DECEMBER 31,	2007	2006
(000s)	**($)**	($)
Cash provided (used in):		
Operating activities	**79,483**	110,518
Financing activities	**89,918**	42,756
Investing activities	**(123,610)**	(136,881)
Effect of exchange rate changes on cash and cash equivalents	**(12,267)**	–
Increase in cash and cash equivalents	**33,524**	16,393

OPERATING ACTIVITIES

The Company's 2007 cash flow from operations, excluding changes in non-cash working capital, was $87.6 million compared to $101.9 million in 2006. The decrease in cash flow was primarily due to lower revenues in Canada resulting from lower activity levels and competitive pricing pressures partially offset by improved financial performance of Calfrac's operations in the United States and Russia. As at December 31, 2007, Calfrac had working capital of $92.2 million compared to working capital of $31.2 million in 2006. The increase in working capital was primarily due to a higher cash balance as a result of the issuance of the senior unsecured notes in February 2007.

FINANCING ACTIVITIES

Total long-term debt increased to $129.5 million at December 31, 2007 from $60.0 million at the end of the prior year. On February 13, 2007, Calfrac completed a private placement of senior unsecured notes for an aggregate principal amount of US$135.0 million. These notes are due on February 15, 2015 and bear interest at 7.75 percent per annum. The Company has additional available credit facilities of $90.0 million with a syndicate of Canadian chartered banks. The operating line of credit is $25.0 million with advances bearing interest at either the bank's prime rate, U.S. base rate, LIBOR plus 1 percent or bankers' acceptances plus 1 percent. The revolving term loan is $65.0 million and bears interest at either the bank's prime rate plus 0.25 percent, U.S. base rate plus 0.25 percent, LIBOR plus 1.25 percent or bankers' acceptances plus 1.25 percent. At this date, the Company has unused credit facilities in the amount of $90.0 million.

At December 31, 2007, the Company also had cash and cash equivalents of $39.1 million. A portion of these funds were invested in short term investments, none of which were exposed to the liquidity issues surrounding asset-backed securities.

The common shares of the Company trade on the Toronto Stock Exchange and, at this date, Calfrac has 37,372,832 common shares outstanding. The Company pays semi-annual dividends to shareholders of $0.05 per common share at the discretion of the Board of Directors and they qualify as "eligible dividends" as defined by the Canada Revenue Agency. These dividends are funded by cash flow from operations, excluding changes in non-cash working capital, and totalled $3.7 million in 2007 and $3.6 million in 2006.

INVESTING ACTIVITIES

During 2007, net cash used for investing activities decreased to $123.6 million from $136.9 million in 2006. For the year ended December 31, 2007, capital expenditures totalled $91.9 million, down from $155.5 million in the prior year. In 2007, capital expenditures were primarily related to increasing the pumping capacity of the Company's fracturing equipment fleet throughout Canada, the United States, Mexico and Russia as well as supplementing the fracturing and coiled tubing fleet in Russia. A portion of these expenditures was related to the completion of the 2006 capital program, including:

- the completion of two additional fracturing spreads;
- one new deep coiled tubing unit deployed to Russia and another into western Canada; and
- the deployment of four cementing units. Two units were deployed into the Deep Basin markets in Canada and the remaining two units were transferred to Calfrac's operations in Arkansas.

In November 2007, the Company purchased certain fracturing assets of a Canadian competitor for total consideration of $24.9 million. The purchase price for the acquisition was satisfied through the payment of an aggregate of approximately $13.9 million in cash and the issuance of 597,526 common shares.

With its strong working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations and budgeted plans for 2008 and beyond.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

		PAYMENT DUE BY PERIOD			
	TOTAL	LESS THAN 1 YEAR	1 – 3 YEARS	4 – 5 YEARS	AFTER 5 YEARS
(000s)	($)	($)	($)	($)	($)
Operating leases	24,985	7,250	7,741	4,796	5,198
Purchase obligations	44,007	16,999	25,907	1,101	–
Total contractual obligations	68,992	24,249	33,648	5,897	5,198

As outlined on the previous page, Calfrac has various contractual obligations related to the leasing of vehicles, equipment and facilities as well as raw material purchase commitments.

GREEK LEGAL PROCEEDINGS

As described in note 17 to the annual consolidated financial statements, the Company is involved in a number of legal proceedings in Greece. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these proceeding have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate the Company's potential exposure to these legal proceedings at this time.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The President & Chief Executive Officer (CEO) and Senior Vice President, Finance & Chief Financial Officer (CFO) of Calfrac are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) for the Company.

DC&P is designed to ensure that information required to be disclosed in documents filed with securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

In accordance with the requirements of Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings", an evaluation of the design and operating effectiveness of DC&P was carried out under the supervision of the CEO and CFO as at the end of the period covered by this report.

Based on this evaluation, the CEO and CFO have concluded that, subject to the inherent limitations noted below, the Company's DC&P is designed and operating effectively to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities.

The Company's management, including the CEO and CFO, does not expect that the Company's DC&P will prevent or detect all misstatements or instances of fraud. The inherent limitations in all control systems are such that they can provide only reasonable, not absolute, assurance that all control issues and misstatements or instances of fraud, if any, within the Company have been detected. Likewise, ICFR, no matter how well designed, has inherent limitations. Therefore, ICFR can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements.

There was no change to the Company's ICFR that occurred during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's ICFR.

ACCOUNTING POLICIES AND ESTIMATES

CHANGES IN ACCOUNTING POLICIES

The following changes in accounting policies were adopted during 2007:

FOREIGN CURRENCY TRANSLATION

During the first quarter of 2007, the Company's U.S. subsidiaries were reclassified from integrated to self-sustaining foreign operations. As a result, the Company prospectively adopted the current rate method of translating its U.S. operations into Canadian dollars whereby assets and liabilities are translated at the rate of exchange at the balance sheet date, revenues and expenses are translated at average monthly exchange rates, and gains and losses in translation are deferred and included in the shareholders' equity section as accumulated other comprehensive income in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, *Comprehensive Income*. Prior to this reclassification, the Company's U.S. operations were translated into Canadian dollars using the temporal method, which the Company continues to follow in respect of its other foreign operations. Under the temporal method, monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, while non-monetary items are translated at the historical rate applicable on the date of the transaction giving rise to the non-monetary balance. Revenues and expenses are translated at monthly average exchange rates and gains or losses in translation are recognized in income as they occur.

COMPREHENSIVE INCOME

On January 1, 2007, the Company adopted CICA Handbook Section 1530, *Comprehensive Income*. The new standard introduced comprehensive income, which consists of net income and other comprehensive income (OCI). For the Company, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.

The cumulative changes in OCI are included in accumulated other comprehensive income (AOCI), which is presented as a new category within shareholders' equity in the consolidated balance sheets. The Company's consolidated financial statements now include a statement of AOCI, which provides the continuity of the AOCI balance.

FINANCIAL INSTRUMENTS

On January 1, 2007, the Company adopted CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*. This standard establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related-party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale", "held-to-maturity", "loans and receivables" or "other financial liabilities" as defined by the standard.

Cash equivalents are designated as "held-for-trading" and are measured at fair value. Accounts receivable are designated as "loans and receivables" and are carried at cost. Accounts payable are designated as "other financial liabilities" and are carried at cost. Long-term debt is designated as "other financial liabilities" and carried at amortized cost using the effective interest rate method. The financing costs associated with the Company's US$135.0 million private placement of senior unsecured notes on February 13, 2007 are included in the amortized cost of the debt. These costs are amortized to interest expense over the term of the debt.

RECENT ACCOUNTING PRONOUNCEMENTS
Management is assessing new Canadian and U.S. accounting pronouncements that have been issued and are not yet effective. These new pronouncements are set out below.

CICA Handbook Section 1535, *Capital Disclosures,* establishes disclosure requirements about an entity's capital and how it is managed, the purpose of which is to enable financial statement users to evaluate an entity's objectives, policies and processes for managing capital. The Company has not yet determined the impact on the financial position, results of operations or cash flows from adopting CICA Handbook Section 1535.

CICA Handbook Section 3862, *Financial Instruments – Disclosures,* and CICA Handbook Section 2863, *Financial Instruments – Presentation,* replace CICA Handbook Section 3861, *Financial Instruments – Disclosure and Presentation.* These new sections revise and enhance current disclosure requirements for financial instruments but do not change the existing presentation requirements. The new disclosures will provide additional information on the nature and extent of risks arising from financial instruments and how an entity manages those risks. The Company has not yet determined the impact on the financial position, results of operations or cash flows from adopting CICA Handbook Section 3862.

CICA Handbook Section 3031, *Inventories,* which supersedes CICA Handbook Section 3030, *Inventories,* provides more extensive guidance on measurement and expands disclosure requirements. These changes include the disclosure of inventories carried at net realizable value, the amount of inventories recognized as an expense and the amount of any inventory write-downs. The Company has not yet determined the impact on the financial position, results of operations or cash flows from adopting CICA Handbook Section 3031.

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. The statement is effective for fair value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company has not yet determined the impact on its financial position, results of operations or cash flows from SFAS No. 157.

In February 2007, FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for years beginning on or after November 15, 2007 and interim periods within that fiscal period. The Company has not yet determined the impact on the financial position, results of operations or cash flows from SFAS No. 159.

In December 2007, FASB issued SFAS No. 141 (R), "Business Combinations (Revised 2007)" and SFAS No. 160, "Non-Controlling Interests in Consolidated Financial Statements – An Amendment of Accounting Research Bulletin (ARB) No. 51". These standards require the use of fair value accounting for business combinations and non-controlling interests. Equity securities issued as consideration in a business combination will be recorded at fair value as of the acquisition date as opposed to being valued over a period which includes a few days prior to and after the terms of the business combination have been agreed to and announced. In addition, entities will no longer have the ability to capitalize any direct and incremental costs incurred in the business combination. Instead, these transaction costs will be required to be expensed under the new standards. The period of one year to complete the accounting for a business combination remains unchanged. Non-controlling interests will require initial measurements at fair value and will be classified as a separate component of equity. SFAS No. 141(R) is to be applied prospectively and is effective for the Company for business combinations for which the acquisition date is on or after January 1, 2009. SFAS No. 160 is effective for the Company on January 1, 2009 and is to be applied prospectively, with the exception of the presentation and disclosure requirements, which will require retrospective application for all periods presented. The Company has not yet determined the impact on the financial position, results of operations or cash flows from SFAS No. 141(R) and SFAS No. 160.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This MD&A is based on the Company's annual consolidated financial statements that have been prepared in accordance with Canadian GAAP. Management is required to make assumptions, judgements and estimates in the application of GAAP. Calfrac's significant accounting policies are described in note 2 to the annual consolidated financial statements. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty and, consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The following accounting policies and practices involve the use of estimates that have a significant impact on the Company's financial results.

DEPRECIATION

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

STOCK-BASED COMPENSATION

As described in note 9 to the annual consolidated financial statements, the fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model, which includes underlying assumptions related to the risk-free interest rate, average expected option life, estimated volatility of the Company's shares and anticipated dividends.

INCOME TAXES

As described in notes 10 and 11 to the annual consolidated financial statements, the amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Company have been based on tax filings to date. The income tax rates used to calculate the amount of the future asset have been based on available information on future income tax rates. The income tax authorities have not audited all of these pools so far as they relate to the Company.

RISK FACTORS

Calfrac's consolidated financial results are affected by numerous risks, including those listed below. A comprehensive listing of business risks pertaining to the Company's operations is contained within the most recently filed Annual Information Form, which is available at www.sedar.com.

VOLATILITY OF INDUSTRY CONDITIONS

The demand, pricing and terms for fracturing, coiled tubing, cementing and other well stimulation services largely depend on the level of exploration and development activity for North American and Russian natural gas and, to a lesser extent, oil. Industry conditions are influenced by numerous factors over which the Company has no control, including oil and natural gas prices, expectations about future oil and natural gas prices, the cost of exploring for, producing and delivering oil and natural gas, the decline rates for current production, the discovery rates of new oil and natural gas reserves, available pipeline and other oil and natural gas transportation capacity, weather conditions, political, military, regulatory and economic conditions, and the ability of oil and natural gas companies to raise equity capital or debt financing. A material decline in global oil and natural gas prices or North American and Russian activity levels as a result of any of the above factors could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

SEASONALITY

Calfrac's financial results are directly affected by the seasonal nature of the North American oil and natural gas industry. The first quarter incorporates most of the winter drilling season when a disproportionate amount of the activity takes place in western Canada. During the second quarter, soft ground conditions typically curtail oilfield activity in all of the Company's Canadian operating areas such that many rigs are unable to move due to road bans. This period of spring breakup occurs earlier in southeast Alberta than in northern Alberta and northeast British Columbia. Consequently, the second quarter is normally the Company's weakest three-month revenue period in western Canada. Additionally, if an unseasonably warm winter prevents sufficient freezing, Calfrac may not be able to access wellsites during the peak winter season and, as a result, the Company's operating results and financial condition may be adversely affected. The demand for fracturing and other well stimulation services may also be affected by severe winter weather in North America and Russia. In addition, during excessively rainy periods in any of the Company's operating areas, equipment moves may be delayed, thereby adversely affecting revenues. The volatility in the weather and temperature can therefore create unpredictability in activity and utilization rates, which can have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

CONCENTRATION OF CUSTOMER BASE

The Company's customer base consists of approximately 300 oil and natural gas exploration and production companies, ranging from large multi-national public companies to small private companies. Notwithstanding Calfrac's broad customer base, it has two significant customers that individually accounted for 23 percent and 11 percent of its revenue in the year ended December 31, 2007. The Company currently has four multi-year agreements to provide fracturing services to these customers, which expire in February 2009, March 2009, February 2010 and February 2011. Each of these agreements includes a base level of commitments by these customers. However, there can be no assurance that Calfrac's relationships with these customers will continue, and a significant reduction or total loss of the business from these customers, if not offset by sales to new or existing customers, would have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

COMPETITION

Each of the markets in which the Company participates is highly competitive. To be successful, a service provider must provide services that meet the specific needs of oil and natural gas exploration and production companies at competitive prices. The principal competitive factors in the markets in which Calfrac operates are product and service quality and availability, technical knowledge and experience, reputation for safety and price. The Company competes with large national and multi-national oilfield service companies that have greater financial and other resources than Calfrac. These companies offer a wide range of well stimulation services in all geographic regions in which the Company operates. In addition, Calfrac competes with several regional competitors. As a result of competition, the Company may suffer from a significant reduction in revenue or be unable to pursue additional business opportunities.

SOURCES, PRICING AND AVAILABILITY OF RAW MATERIALS AND COMPONENT PARTS

The Company sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and diesel fuel, and component parts, such as coiled tubing, from a variety of suppliers in North America and Russia. Should Calfrac's current suppliers be unable to provide the necessary raw materials and component parts at a price acceptable to the Company, or otherwise fail to deliver products in the quantities required, any resulting delays in the provision of services could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

GOVERNMENT REGULATIONS

The Company's operations are subject to a variety of federal, provincial, state and local laws, regulations and guidelines, including laws and regulations relating to health and safety, the conduct of operations, taxation, the protection of the environment and the manufacture, management, transportation and disposal of certain materials used in its operations. Calfrac has invested financial and managerial resources to ensure such compliance and expects to continue to make such investments in the future. Such laws or regulations are subject to change and could result in material expenditures that could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. It is impossible for the Company to predict the cost or impact of such laws and regulations on its future operations.

INCOME TAX ATTRIBUTES

The Company has reduced its Canadian income tax liabilities from March 2004 through the end of 2007 by using tax attributes estimated at $220 million for federal income tax purposes and $170 million for provincial income tax purposes arising from the reorganization of Denison Energy Inc. ("Denison"). The Canada Revenue Agency has not audited any of the tax returns in which the above-mentioned tax attributes were used to reduce the incurrence of Canadian current and future income tax liabilities. Once these attributes are fully realized, Canadian income for future periods will be subject to statutory income tax rates in Canada.

OPERATIONAL RISKS

Calfrac's operations are subject to hazards inherent in the oil and natural gas industry such as equipment defects, malfunction and failures, and natural disasters that result in fires, vehicle accidents, explosions and uncontrollable flows of natural gas or well fluids that can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. These hazards could expose the Company to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, pollution and other environmental damages. The Company continuously monitors its activities for quality control and safety, and although Calfrac maintains insurance coverage that it believes to be adequate and customary in the industry, such insurance may not be adequate to cover potential liabilities and may not be available in the future at rates that the Company considers reasonable and commercially justifiable.

REGULATIONS AFFECTING THE OIL AND NATURAL GAS INDUSTRY

The operations of the Company's customers are subject to or impacted by a wide array of regulations in the jurisdictions in which they operate. As a result of changes in regulations and laws relating to the oil and natural gas industry, the Company's customers' operations could be disrupted or curtailed by governmental authorities. The high cost of compliance with applicable regulations may cause customers to discontinue or limit their operations and may discourage companies from continuing development activities. As a result, demand for the Company's services could be substantially affected by regulations adversely impacting the oil and natural gas industry.

FLUCTUATIONS IN FOREIGN EXCHANGE RATES

The Company incurs a significant amount of its expenses in U.S. dollars and these expenditures are directly affected by the Canadian/U.S. dollar exchange rate, which fluctuates over time. Net income from Calfrac's United States operations is denominated in U.S. dollars, so that a decrease in the value of the U.S. dollar will decrease the Canadian dollar amount of net income from U.S. operations. Russian and Mexican revenue is earned in U.S. dollars, but is paid in Russian rubles and Mexican pesos, respectively. Conversion rates of the Russian ruble and the Mexican peso to or from U.S. dollars will also affect the Company's net income. Calfrac also incurs expenses in Russian rubles and Mexican pesos for its operations in those countries.

LIABILITIES OF PRIOR OPERATIONS

The Company transferred the Canadian oil and natural gas assets, mining leases, mining environmental services and related assets and liabilities of Denison to two new public companies that provided indemnities to Calfrac for all claims or losses relating to Denison's prior business, except for matters related to specific liabilities retained by the Company. Despite these indemnities, it is possible that Calfrac may be found responsible for claims or losses relating to the assets and liabilities transferred by Denison and that the claims or losses may not be within the scope of the indemnities or the indemnifying party may lack sufficient financial resources to satisfy its obligations pursuant to the indemnities. Because of the nature of Denison's former operations, these claims or losses could include substantial environmental claims. The Company cannot predict the outcome or ultimate impact of any legal or regulatory proceedings that may relate to Denison's prior ownership or operation of these assets.

GREEK LEGAL PROCEEDINGS

The Company is involved in several legal proceedings with former employees of Denison Mines Inc. relating to the cessation of its oil and natural gas operations in Greece during 1998 and 1999. The Company intends to defend itself against the claims of the former employees; however, the direction and financial consequences of decisions in these proceedings cannot be determined at this time.

MANAGEMENT STEWARDSHIP

The successful operation of the Company's business depends upon the abilities, expertise, judgement, discretion, integrity and good faith of its executive officers, employees and consultants. In addition, the Company's ability to expand its services depends upon its ability to attract qualified personnel as needed. The demand for skilled oilfield employees is high and the supply is limited. If the Company loses the services of one or more of its executive officers or key employees, it may have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

CAPITAL-INTENSIVE INDUSTRY

Calfrac's business plan is subject to availability of additional financing for future costs of operations or expansion that may not be available or may not be available on favourable terms. The Company's activities may also be financed partially or wholly with debt, which may increase its debt levels above industry standards. The level of the Company's indebtedness from time to time could impair its ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise. If the Company's cash flow from operations is not sufficient to fund its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on favourable terms.

FOREIGN OPERATIONS

Some of the Company's operations and related assets are located in countries outside of Canada and the United States, some of which may be considered politically or economically unstable. Activities in such countries may require protracted negotiation with host governments, national oil companies and third parties and are frequently subject to economic and political considerations, such as taxation, nationalization, expropriation, inflation, currency fluctuations, increased regulation and approval requirements, governmental regulation and the risk of actions by terrorist or insurgent groups, any of which could adversely affect the economies of exploration or development projects and the demand for the Company's services, which may have a material adverse effect on its business, financial condition, results of operations and cash flows.

CLIMATE CHANGE INITIATIVES

Canada is a signatory to the United Nations Framework Convention on Climate Change and has adopted the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called greenhouse gases. On April 26, 2007, the Government of Canada released the Regulatory Framework for Air Emissions which outlines proposed new requirements governing the emission of greenhouse gases and industrial air pollutants in accordance with the government's Notice of Intent to Develop and Implement Regulations and Other Measures to Reduce Air Emission released on October 19, 2006. The framework introduces further, but not full, detail on new greenhouse gas and industrial air pollutant limits and compliance mechanisms that will apply to various industrial sectors, including oil and natural gas producers. Future federal legislation, together with provincial emission reduction requirements, such as those in effect in Alberta's Climate Change and Emissions Management Act, may require the reduction of emissions or emissions intensity from the Company's operations and facilities. Mandatory emissions reductions may result in increased operating costs and capital expenditures for oil and natural gas producers, thereby decreasing the demand for the Company's services. The mandatory emissions reductions may also impair the Company's ability to provide its services economically. The Company is unable to predict the impact of current and pending emission reduction legislation on the Company and it is possible that it may have a material adverse effect on its business, financial condition, results of operations and cash flows.

DEMAND FOR OIL AND NATURAL GAS

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil and other liquid hydrocarbons. The Company cannot predict the impact of changing demand for oil and natural gas products, and any major decline may have a material adverse effect on its business, financial condition, results of operations and cash flows.

QUARTERLY RESULTS

(unaudited)

REVENUE 2006
($ MM)


126.0
67.0
115.1
118.3
Q1
Q2
Q3
Q4

NET INCOME 2006
($ MM)


34.6
1.6
19.4
16.9
Q1
Q2
Q3
Q4

CASH FLOW 2006
($ MM)


41.7
7.2
27.6
25.5
Q1
Q2
Q3
Q4

REVENUE 2007
($ MM)


128.5
87.8
129.6
114.5
Q1
Q2
Q3
Q4

NET INCOME 2007
($ MM)


18.8
(0.3)
16.4
3.7
Q1
Q2
Q3
Q4

CASH FLOW 2007
($ MM)


28.8
10.8
28.4
19.6
Q1
Q2
Q3
Q4

QUARTERS ENDED	MAR. 31	JUNE 30	SEPT. 30	DEC. 31	TOTAL
(000s, except per share and unit data)	($)	($)	($)	($)	($)
(unaudited)					
2007					
Revenue	**128,507**	**87,778**	**129,585**	**114,450**	**460,320**
Gross margin [1]	**38,222**	**22,095**	**42,851**	**28,612**	**131,779**
Net income (loss)	**18,777**	**(303)**	**16,441**	**3,653**	**38,568**
Per share – basic	**0.52**	**(0.01)**	**0.45**	**0.10**	**1.06**
– diluted	**0.52**	**(0.01)**	**0.45**	**0.10**	**1.06**
Cash flow from operations [2]	**28,827**	**10,835**	**28,398**	**19,582**	**87,642**
Per share – basic	**0.79**	**0.30**	**0.78**	**0.53**	**2.40**
– diluted	**0.79**	**0.30**	**0.78**	**0.53**	**2.40**
EBITDA [3]	**30,324**	**14,569**	**34,107**	**18,790**	**97,789**
Per share – basic	**0.84**	**0.40**	**0.94**	**0.51**	**2.68**
– diluted	**0.83**	**0.40**	**0.93**	**0.51**	**2.68**
Capital expenditures	**48,521**	**19,972**	**11,345**	**12,101**	**91,939**
Working capital (end of period)	**105,549**	**86,971**	**99,696**	**92,156**	**92,156**
Shareholders' equity (end of period)	**326,184**	**321,218**	**336,858**	**350,915**	**350,915**
Fracturing spreads (#)					
Conventional fracturing	**23**	**23**	**24**	**24**	**24**
Coalbed methane	**4**	**4**	**4**	**4**	**4**
Total	**27**	**27**	**28**	**28**	**28**
Coiled tubing units (#)	**14**	**15**	**17**	**18**	**18**
Cementing units (#)	**15**	**15**	**16**	**16**	**16**

1. Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

2. Cash flow is defined as "funds provided by operations" as reflected in the consolidated statements of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

QUARTERS ENDED	MAR. 31	JUNE 30	SEPT. 30	DEC. 31	TOTAL
(000s, except per share and unit data)	($)	($)	($)	($)	($)
(unaudited)					
2006					
Revenue	126,010	66,973	115,112	118,322	426,418
Gross margin[1]	49,927	14,446	36,500	34,488	135,362
Net income	34,556	1,569	19,418	16,907	72,450
Per share – basic	0.95	0.04	0.54	0.47	2.00
– diluted	0.94	0.04	0.53	0.46	1.98
Cash flow from operations[2]	41,656	7,208	27,560	25,507	101,932
Per share – basic	1.15	0.20	0.76	0.70	2.81
– diluted	1.13	0.20	0.76	0.70	2.79
EBITDA[3]	42,736	8,761	29,614	28,421	109,533
Per share – basic	1.18	0.24	0.82	0.78	3.02
– diluted	1.16	0.24	0.81	0.78	3.00
Capital expenditures	50,631	36,501	23,931	44,415	155,478
Working capital (end of period)	37,071	28,741	31,158	31,225	31,225
Shareholders' equity (end of period)	271,084	267,559	287,616	303,510	303,510
Fracturing spreads [#]					
Conventional fracturing	18	19	19	21	21
Coalbed methane	4	4	4	4	4
Total	22	23	23	25	25
Coiled tubing units [#]	12	14	14	14	14
Cementing units [#]	9	11	11	13	13

1. Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

2. Cash flow is defined as "funds provided by operations" as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

FOURTH QUARTER 2007 PERFORMANCE SUMMARY

For the three months ended December 31, 2007, the Company:

- earned revenue of $114.5 million compared to $118.3 million in the same period of 2006;
- recorded net income of $3.7 million or $0.10 per share (basic) versus $16.9 million or $0.47 per share (basic) in the same period of 2006; and
- realized cash flow from operations before changes in non-cash working capital of $19.6 million or $0.53 per share (basic) compared to $25.5 million or $0.70 per share (basic) in the same period of 2006.

REVENUE

CANADA

Revenue from Canadian operations for the fourth quarter of 2007 decreased by 20 percent to $63.5 million from $79.8 million in the same three-month period of 2006. Canadian fracturing revenue for the quarter totalled $53.8 million, a decrease of 22 percent from the $68.8 million earned in the corresponding quarter of 2006. This decrease was primarily due to lower fracturing activity levels in the deeper basins of western Canada than in the previous year and relatively high activity levels in the CBM and shallow gas regions of Alberta. During the fourth quarter of 2007, the Company completed 1,287 Canadian fracturing jobs for average revenue of $41,806 per job compared to 1,244 jobs for average revenue of $55,295 per job in the same period of 2006. The decline in per job revenues from the previous year was primarily due to significant competitive pricing pressures in the Canadian market and a higher percentage of total activity being derived from CBM fracturing operations.

For the three months ended December 31, 2007, revenue from Canadian coiled tubing operations decreased by 12 percent to $4.6 million from $5.2 million for the same period in 2006. During the fourth quarter of 2007, the Company completed 862 jobs for average revenue of $5,305 per job compared to 1,922 jobs for average revenue of $2,694 per job in 2006. The increase in the average revenue per job was due primarily to higher activity in the deeper, more technically challenging basins of western Canada.

Revenue from Calfrac's cementing operations in the fourth quarter of 2007 was $5.1 million, a 13 percent decrease from the $5.9 million recorded in the fourth quarter of 2006. The Company completed 820 jobs for average revenue of $6,221 per job in the fourth quarter of 2007 compared to 480 jobs for average revenue of $12,234 per job in the same period of 2006. The decrease in the average cementing revenue per job was primarily due to a higher proportion of shallow cementing jobs completed as compared to the prior year's quarter as well as the impact of competitive pricing in western Canada.

UNITED STATES AND MEXICO

During the fourth quarter of 2007, revenue from the Company's United States operations increased by 8 percent to $31.5 million from $29.0 million in the same period of 2006. In Mexico, Calfrac recorded revenue of $1.7 million during the three months ended December 31, 2007. These operations commenced in 2007 and, accordingly, there is no comparable revenue in the 2006 period. The increase in U.S. revenue was due primarily to the commencement of fracturing operations in Arkansas during March 2007 offset by lower activity levels in western and eastern Colorado and a weaker U.S. dollar. On a year-over-year basis, the appreciation of the Canadian dollar negatively impacted reported revenues by approximately

$5.1 million. For the three months ended December 31, 2007, the Company completed 412 U.S. fracturing jobs for average revenue of $74,898 per job compared to 385 jobs for average revenue of $75,427 per job in the fourth quarter of 2006. The lower revenue per job was mainly due to competitive pricing pressures in the Piceance Basin and a stronger Canadian dollar offset slightly by Calfrac's entry into the Arkansas fracturing market during 2007.

RUSSIA

Calfrac's revenue from operations in Russia during the fourth quarter of 2007 increased by 89 percent to $17.9 million from $9.4 million in the same three-month period of 2006, due primarily to a larger equipment fleet and higher fracturing and coiled tubing activity levels offset slightly by a stronger Canadian dollar. If the U.S./Canadian dollar exchange rate for the fourth quarter of 2007 had remained consistent with the same period in 2006, the reported revenue for the Company's Russian operations would have increased by approximately $2.9 million.

GROSS MARGIN

Fourth quarter consolidated gross margin was $28.6 million in 2007, a 17 percent decrease from the $34.5 million recorded in the corresponding period in 2006. As a percentage of revenue, consolidated gross margin was 25 percent in the fourth quarter of 2007 compared to 29 percent in the same period of 2006. The decrease in consolidated gross margin was primarily a result of lower activity levels and competitive pricing pressures in Canada, extremely cold weather in Russia during December 2007, which increased operating costs, and start-up expenses in Mexico, all of which were offset slightly by improved financial results in the United States.

EXPENSES

OPERATING EXPENSES

During the fourth quarter of 2007, operating costs increased by 2 percent to $85.8 million from $83.8 million in the corresponding three-month period of 2006, due primarily to higher levels of activity and broader scale of operations in the United States and Russia as well as start-up expenses related to the Company's new operations in Mexico, all of which were offset by lower activity levels in Canada combined with the impact of a stronger Canadian dollar.

SG&A EXPENSES

SG&A expenses were $8.7 million for the quarter ended December 31, 2007 compared to $7.9 million in the same period of 2006. As a percentage of revenue, SG&A expenses for the fourth quarter of 2007 increased slightly to 8 percent from 7 percent in the same period of 2006. The increase in SG&A expenses during the fourth quarter of 2007 was primarily related to higher administrative costs to support broader worldwide operations partially offset by a reduction in bonus expenses due to lower Company profitability and a weaker U.S. dollar.

INTEREST, DEPRECIATION AND OTHER EXPENSES

The Company recorded net interest expense of $2.3 million for the quarter ended December 31, 2007 compared to $0.7 million in the comparable period of 2006. The higher interest expense in 2007 was mainly related to the issuance of senior unsecured notes in February 2007 for US$135.0 million offset partially by interest earned on the Company's surplus cash.

Depreciation expense in the fourth quarter of 2007 increased by 38 percent to $10.5 million from $7.6 million in the corresponding quarter of 2006 mainly as a result of the Company's larger fleet of equipment operating in North America and Russia.

INCOME TAX

The Company recorded income tax expense of $2.3 million for the quarter ended December 31, 2007 compared to $3.2 million in the same period of 2006. Total income tax expense was lower than in the respective quarter of 2006 primarily due to lower profitability in Canada. During the fourth quarter of 2007, the Company recorded a current tax recovery of $2.2 million compared to an expense of $2.9 million in 2006. Calfrac recorded a future income tax expense of $4.6 million for the three months ended December 31, 2007, compared to $0.3 million in the same quarter of 2006. The effective income tax rate for the three months ended December 31, 2007 was 39 percent compared to 16 percent in the same period of 2006. The increase in total income tax expense and overall rate was a result of a greater proportion of the Company's earnings being generated from the United States, where Calfrac's operations are subject to income tax at full statutory rates.

NET INCOME

During the fourth quarter of 2007, the Company's net income totalled $3.7 million or $0.10 per share (basic), a 78 percent decrease from the $16.9 million or $0.47 per share (basic) recorded in the same quarter of 2006. Net income during the fourth quarter of 2007 decreased as compared to the same period in 2006 primarily as a result of lower gross margin combined with higher depreciation and interest expenses as well as the realization of foreign exchange losses instead of the foreign exchange gains that were recorded in 2006.

CASH FLOW

Cash flow from operations before changes in non-cash working capital for the three months ended December 31, 2007 decreased by 23 percent to $19.6 million or $0.53 per share (basic) from $25.5 million or $0.70 per share (basic) in 2006. The decline in cash flow from operations was mainly due to lower profitability from the Company's Canadian operations.

LIQUIDITY AND CAPITAL RESOURCES

During the fourth quarter of 2007, the Company incurred capital expenditures of $12.1 million compared to $44.4 million in the same three-month period of 2006. The majority of these costs related to the completion of the Company's 2007 capital program, which included the deployment of one coiled tubing unit during the quarter. Calfrac also acquired certain fracturing assets of a Canadian competitor in November 2007 for a total cost of $24.9 million. The purchase price for the acquisition was satisfied through the payment of an aggregate of approximately $13.9 million in cash and the issuance of 597,526 common shares.

At December 31, 2007, the Company also had cash and cash equivalents of $39.1 million. A portion of these funds were invested in short term investments, none of which were exposed to the liquidity issues surrounding asset-backed securities.

OUTLOOK

Calfrac believes that the long-term fundamentals for natural gas prices are strong, but the appreciation of the Canadian dollar during the last year and uncertainty surrounding the proposed new royalty regime in Alberta may negatively affect 2008 drilling activity levels in the Western Canada Sedimentary Basin. The Petroleum Services Association of Canada estimates that 14,500 wells will be drilled during 2008, a decrease of 22 percent from 2007, which was substantially lower than 2006.

The Company anticipates that this significant forecast reduction in activity may lead to increased price competition, higher levels of merger and acquisition activity and a possible consolidation in the Canadian pressure pumping service sector during 2008. Drilling activity in the deeper, more technical areas of northern Alberta and northeast British Columbia as well as the shallow gas regions of southern Alberta are forecast to remain a focus for natural gas producers in the coming year. Additionally, well recompletion activity in 2008 is expected to increase and offset some of the decline in new drilling activity. Calfrac anticipates that the lower levels of activity experienced in the CBM market during 2007 will continue into 2008, but be mitigated somewhat by the Company's long-term contracts.

Overall, strong demand is expected for the Company's services in the United States during 2008 and these operations are expected to continue to be a major driver of the Company's consolidated financial performance. During the fourth quarter of 2007, the Company began to experience stronger competitive pricing pressures throughout its fracturing operations, and these lower pricing levels are expected to remain essentially unchanged in the upcoming year. Natural gas takeaway issues in the Piceance Basin are believed to have been resolved with the commissioning of the Express Pipeline in January 2008. This should lead to significant increases in activity on a year-over-year basis. Drilling activity levels in the Julesburg Basin in 2008 are anticipated to remain comparable with the previous year. Additionally, the Company's growing customer base in Arkansas is expected to result in strong fracturing and cementing activity levels throughout 2008.

In Mexico, Calfrac plans to continue to grow its operations through the start-up phase and improve its financial and operating performance. As well, the Company intends to pursue new opportunities to expand its operating presence within this new geographical market.

Calfrac's Russia operations in 2008 will be supported by two recently signed annual contracts with one of Russia's largest oil and natural gas companies. Consequently, the Company's current equipment fleet of three multi-pumper fracturing spreads and five deep coiled tubing units is expected to be highly utilized throughout 2008. Unlike past years, in which the Company has grown its operating scale through the deployment of additional equipment, in 2008 Calfrac will focus on improving its operating efficiencies to enhance the financial performance of this geographic segment.

In Argentina, Calfrac plans to commence cementing operations early in the second quarter of 2008, anchored by negotiated arrangements with an oil and natural gas company in that country. The Company has redeployed certain cementing equipment from its Canadian operations and has constructed the remaining support equipment locally. This fifth geographical market continues Calfrac's strategy of diversification into new regions that are not dependant upon the natural gas drilling markets of North America.

ADVISORIES

FORWARD-LOOKING STATEMENTS

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including Management's assessment of Calfrac's plans and future operations, certain statements contained in this Annual Report, including statements that contain words such as "anticipates", "can", "may", "expect", "believe", "intend", "forecast", "will", or similar words suggesting future outcomes, are forward-looking statements. These statements include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, trends in the oil and natural gas industry and the Company's growth prospects, including, without limitation, its international growth strategy and prospects. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances. These statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations, such as prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; regional competition; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Further information about these risks and uncertainties may be found under the heading "Risk Factors" in this Annual Report.

Consequently, all of the forward-looking statements made in this Annual Report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.

NON-GAAP MEASURES

Certain measures in this Annual Report do not have any standardized meaning as prescribed under Canadian GAAP, such as gross margin, cash flow from operations, cash flow, cash flow per share (basic), cash flow per share (diluted), EBITDA, EBITDA per share (basic) and EBITDA per share (diluted) and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other entities. These measures have been described and presented in this Annual Report in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this Annual Report as these measures are discussed and presented.

ADDITIONAL INFORMATION

Further information regarding Calfrac Well Services Ltd. can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.

D. R. Ramsay

DOUGLAS R. RAMSAY
President & Chief Executive Officer

February 27, 2008
Calgary, Alberta

TOM J. MEDVEDIC
Senior Vice President, Finance &
Chief Financial Officer

February 27, 2008
Calgary, Alberta

MANAGEMENT'S LETTER

TO THE SHAREHOLDERS OF CALFRAC WELL SERVICES LTD.

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies set out in the accompanying notes to the consolidated financial statements. When necessary, management has made informed judgements and estimates in accounting for transactions that were not complete at the balance sheet date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles ("GAAP") appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management has prepared the Management's Discussion and Analysis ("MD&A"). The MD&A is based on the Company's financial results prepared in accordance with Canadian GAAP. The MD&A compares the audited financial results for the years ended December 31, 2007 and December 31, 2006.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements.

PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, was engaged, as approved by a vote of shareholders at the Company's most recent annual meeting, to audit the consolidated financial statements in accordance with Canadian GAAP and provide an independent professional opinion.

The Audit Committee of the Board of Directors, which is comprised of three independent directors who are not employees of the Company, has discussed the consolidated financial statements, including the notes thereto, with management and the external Auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

D.R. Ramsay

DOUGLAS R. RAMSAY
President & Chief Executive Officer

TOM J. MEDVEDIC
Senior Vice President, Finance &
Chief Financial Officer

February 27, 2008
Calgary, Alberta

AUDITORS' REPORT

TO THE SHAREHOLDERS OF CALFRAC WELL SERVICES LTD.

We have audited the consolidated balance sheets of Calfrac Well Services Ltd. as at December 31, 2007 and 2006 and the consolidated statements of operations and retained earnings, comprehensive income and accumulated other comprehensive income and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

February 27, 2008
Calgary, Alberta

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31,	2007	2006
(000s)	($)	($)
ASSETS		
Current assets		
Cash and cash equivalents (note 4)	**39,104**	5,580
Accounts receivable	**86,980**	84,481
Income taxes recoverable	**786**	–
Inventory	**25,013**	13,387
Prepaid expenses and deposits	**5,611**	7,463
	157,494	110,911
Capital assets (note 3)	**388,987**	327,832
Long-term investment	**928**	396
Goodwill	**6,003**	6,003
Future income taxes (note 10)	**5,498**	9,048
	558,910	454,190
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities (note 12)	**65,338**	77,344
Income taxes payable	**–**	2,342
	65,338	79,686
Long-term debt (note 5)	**129,535**	60,000
Other long-term liabilities	**1,882**	4,743
Future income taxes (note 10)	**7,135**	–
Deferred credit (note 11)	**4,105**	6,251
	207,995	150,680
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	**155,254**	139,841
Shares held in trust (note 7)	**(2,199)**	(3,869)
Contributed surplus (note 8)	**6,025**	4,393
Retained earnings	**198,039**	163,145
Accumulated other comprehensive income (loss) (note 2)	**(6,204)**	–
	350,915	303,510
	558,910	454,190

Commitments and contingencies (notes 13 and 17)
See accompanying Notes to the Consolidated Financial Statements.

Approved by the Board of Directors,

RONALD P. MATHISON
Director

GREGORY S. FLETCHER
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31,	2007	2006
(000s, except per share data)	($)	($)
Revenue	**460,320**	426,418
Expenses		
Operating	**328,541**	291,056
Selling, general and administrative	**31,685**	28,350
Depreciation	**37,107**	25,699
Interest, net	**9,450**	2,341
Equity share of income from long-term investments	**(532)**	(72)
Foreign exchange losses (gains)	**2,299**	(2,516)
Loss on disposal of capital assets	**538**	67
	409,088	344,925
Income before income taxes	**51,232**	81,493
Income taxes (note 10)		
Current	**3,865**	7,538
Future	**8,799**	1,505
	12,664	9,043
Net income for the year	**38,568**	72,450
Retained earnings, beginning of year	**163,145**	94,322
Dividends	**(3,674)**	(3,627)
Retained earnings, end of year	**198,039**	163,145
Earnings per share (note 6)		
Basic	**1.06**	2.00
Diluted	**1.06**	1.98

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31,	2007	2006
(000s)	($)	($)
Net income for the year	**38,568**	72,450
Other comprehensive income (loss)		
Change in foreign currency translation adjustment	**(6,204)**	–
Comprehensive income	**32,364**	72,450
Accumulated other comprehensive income, beginning of year	**–**	–
Other comprehensive income (loss) for the year	**(6,204)**	–
Accumulated other comprehensive income (loss), end of year	**(6,204)**	–

*See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,	2007	2006
(000s)	($)	($)
CASH PROVIDED BY (USED IN):		
Operating activities		
Net income for the year	**38,568**	72,450
Items not involving cash		
Depreciation	**37,107**	25,699
Amortization of debt issue costs	**570**	–
Stock-based compensation	**2,592**	2,283
Equity share of income from long-term investments	**(532)**	(72)
Loss on disposal of capital assets	**538**	67
Future income taxes	**8,799**	1,505
Funds provided by operations	**87,642**	101,932
Net change in non-cash operating assets and liabilities (note 16)	**(8,159)**	8,586
	79,483	110,518
FINANCING ACTIVITIES		
Issuance of long-term debt (note 5)	**199,949**	56,583
Long-term debt repayments	**(107,546)**	(7,198)
Dividends	**(3,674)**	(3,627)
Purchase of common shares (note 7)	**(2,207)**	(3,869)
Net proceeds on issuance of common shares	**3,396**	867
	89,918	42,756
INVESTING ACTIVITIES		
Purchase of capital assets	**(91,939)**	(155,478)
Proceeds on disposal of capital assets	**416**	4,289
Acquisition of subsidiary (note 15)	**(13,854)**	–
Net change in non-cash working capital from purchase of capital assets	**(18,233)**	14,308
	(123,610)	(136,881)
Effect of exchange rate changes on cash and cash equivalents	**(12,267)**	–
Increase in cash position	**33,524**	16,393
Cash and cash equivalents (bank indebtedness), beginning of year	**5,580**	(10,813)
Cash and cash equivalents, end of year	**39,104**	5,580

See accompanying Notes to the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended December 31, 2007 and 2006
(000s)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Calfrac Well Services Ltd. (the "Company") was formed through the amalgamation of Calfrac Well Services Ltd. (predecessor company originally incorporated on June 28, 1999) and Denison Energy Inc. on March 24, 2004 under the Business Corporations Act (Alberta). The Company provides specialized oilfield services, including fracturing, coiled tubing, cementing and other well stimulation services to the oil and natural gas industries in Canada, the United States, Russia, Mexico and Argentina.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements necessarily involves the use of estimates and approximations that have been made using careful judgement. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(A) PRINCIPLES OF CONSOLIDATION

These financial statements include the accounts of the Company and its subsidiaries in Canada, the United States, Russia, Cyprus, Mexico and Argentina.

(B) FOREIGN CURRENCY TRANSLATION

During the first quarter of 2007, the Company's U.S. subsidiaries were reclassified from integrated to self-sustaining foreign operations. As a result, the Company prospectively adopted the current rate method of translating its U.S. operations into Canadian dollars whereby assets and liabilities are translated at the rate of exchange at the balance sheet date, revenues and expenses are translated at average monthly exchange rates, and gains and losses in translation are deferred and included in the shareholders' equity section as accumulated other comprehensive income in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, *Comprehensive Income*. Prior to this reclassification, the Company's U.S. operations were translated into Canadian dollars using the temporal method, which the Company continues to follow in respect of its other foreign operations. Under the temporal method, monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, while non-monetary items are translated at the historical rate applicable on the date of the transaction giving rise to the non-monetary balance. Revenues and expenses are translated at monthly average exchange rates and gains or losses in translation are recognized in income as they occur.

(C) COMPREHENSIVE INCOME

The Company adopted CICA Handbook Section 1530, *Comprehensive Income* on January 1, 2007. The new standard introduced comprehensive income, which consists of net income and other comprehensive income (OCI). For the Company, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.

The cumulative changes in OCI are included in accumulated other comprehensive income (AOCI), which is presented as a new category within shareholders' equity in the consolidated balance sheets. The Company's consolidated financial statements now include a statement of AOCI, which provides the continuity of the AOCI balance.

(D) FINANCIAL INSTRUMENTS

On January 1, 2007, the Company adopted CICA Section 3855, *Financial Instruments – Recognition and Measurement*. This standard establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related-party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale", "held-to-maturity", "loans and receivables" or "other financial liabilities" as defined by the standard.

Cash equivalents are designated as "held-for-trading" and are measured at fair value. Accounts receivable are designated as "loans and receivables" and are carried at cost. Accounts payable are designated as "other financial liabilities" and are carried at cost. Long-term debt is designated as "other financial liabilities" and carried at amortized cost using the effective interest rate method. The financing costs associated with the Company's US$135,000 private placement of senior unsecured notes on February 13, 2007 are included in the amortized cost of the debt. These costs are amortized to interest expense over the term of the debt.

(E) CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on deposit and short-term investments with original maturities within 90 days.

(F) INVENTORY

Inventory consists of chemicals, nitrogen, carbon dioxide, cement and proppants used to stimulate wells as well as spare equipment parts. Inventory is stated at the lower of cost, determined on a first-in, first-out or weighted average basis, and net realizable value.

(G) CAPITAL ASSETS

Capital assets are recorded at cost and are depreciated over their estimated economic useful lives using the straight-line method over the following periods:

Field equipment	10 years
Buildings	20 years
Shop, office and other equipment	5 years
Computers and computer software	3 years
Leasehold improvements	Term of the lease

(H) LONG-TERM INVESTMENTS

The Company uses the equity method of accounting for its investment in shares of a company over which it has significant influence. Under the equity method of accounting, investments are carried at their original cost plus the Company's cumulative share of earnings, less any dividends received.

(I) GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of cost over the fair value of net assets acquired. Intangible assets are recognized apart from goodwill and are amortized over their estimated useful lives. Goodwill is assessed by the Company for impairment at least annually. The impairment test is carried out in two steps. In the first step, the carrying amount is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and performance of the second step of the impairment test is unnecessary. The second step compares the implied fair value of the goodwill with its carrying amount to measure the amount of the impairment loss, if any. The Company completed its annual assessment for goodwill impairment and determined there was no goodwill impairment for the years ended December 31, 2007 and 2006.

(J) INCOME TAXES

The Company follows the liability method of determining income taxes where future income taxes are determined based on temporary differences between the tax bases of assets or liabilities and their carrying amounts in the financial statements.

(K) REVENUE RECOGNITION

Revenue is recognized for services upon completion and for products upon delivery.

(L) STOCK-BASED COMPENSATION PLANS

The Company recognizes compensation cost for the fair value of stock options granted. Under this method, the Company records the fair value of stock option grants over their vesting period as a charge to compensation expense and a credit to contributed surplus.

(M) VARIABLE INTEREST ENTITIES

Canadian Accounting Guideline 15, "Consolidation of Variable Interest Entities" (VIE) requires consolidation of a VIE where an entity absorbs a majority of a VIE's losses, receives a majority of its returns, or both. Under these rules, it was determined that the Company is required to consolidate the Trust, which was established to purchase and hold Company stock as described in note 7.

(N) COMPARATIVES

Certain comparatives have been reclassified to conform with the financial statement presentation adopted in the current year.

(O) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The CICA has recently issued four new Handbook Sections that become effective for the Company beginning January 1, 2008.

Section 1535, *Capital Disclosures,* establishes disclosure requirements about an entity's capital and how it is managed, the purpose of which is to enable financial statement users to evaluate an entity's objectives, policies and processes for managing capital.

Section 3862, *Financial Instruments – Disclosures,* and Section 3863, *Financial Instruments – Presentation,* replace Section 3861, *Financial Instruments – Disclosure and Presentation.* These two new sections revise and enhance current disclosure requirements for financial instruments but do not change the existing presentation requirements. The new disclosures will provide additional information on the nature and extent of risks arising from financial instruments and how an entity manages those risks.

Section 3031, *Inventories,* which supersedes Section 3030, *Inventories,* provides more extensive guidance on measurement and expands disclosure requirements. These changes include the disclosure of inventories carried at net realizable value, the amount of inventories recognized as an expense and the amount of any inventory write-downs.

The Company has not yet determined the possible impact of these new pronouncements on its financial position, results of operations or cash flows.

3. CAPITAL ASSETS

AS AT DECEMBER 31,	2007	2006
(000s)	**($)**	($)
COST		
Assets under construction	**16,822**	78,080
Field equipment	**419,170**	290,445
Buildings	**20,678**	17,375
Land	**10,687**	9,252
Shop, office and other equipment	**5,745**	3,379
Computers and computer software	**5,514**	4,265
Leasehold improvements	**857**	830
	479,473	403,626
ACCUMULATED DEPRECIATION		
Assets under construction	**–**	–
Field equipment	**81,962**	69,805
Buildings	**2,227**	1,336
Land	**–**	–
Shop, office and other equipment	**2,097**	1,510
Computers and computer software	**3,841**	2,821
Leasehold improvements	**359**	322
	90,486	75,794
NET BOOK VALUE		
Assets under construction	**16,822**	78,080
Field equipment	**337,208**	220,640
Buildings	**18,451**	16,039
Land	**10,687**	9,252
Shop, office and other equipment	**3,648**	1,869
Computers and computer software	**1,673**	1,444
Leasehold improvements	**498**	508
	388,987	327,832

4. BANK INDEBTEDNESS

The Company has an operating loan facility of $25,000 bearing interest at the bank's prime rate. The facility is secured by a General Security Agreement over all Canadian assets of the Company. The balance outstanding on the facility has been netted against cash on deposit in these financial statements (December 31, 2007 – $518, December 31, 2006 – $3,407).

5. LONG-TERM DEBT

	2007	2006
(000s)	($)	($)
US$135,000 senior unsecured notes, due February 15, 2015 bearing interest at 7.75%, payable semi-annually	**129,535**	–
Extendible revolving capital equipment facility totaling $125,000 bearing interest at the bankers' acceptance rate plus stamping fees of 1.25%, requiring fixed principal payments of $2,400 per quarter commencing March 31, 2008, and a final payment of $24,000 on December 31, 2011, secured by a General Security Agreement over all Canadian assets of the Company	–	60,000
	129,535	60,000
Current portion of long-term debt	–	–
	129,535	60,000

In conjunction with the issuance of the US$135,000 of senior unsecured notes on February 13, 2007, the Company fully repaid amounts outstanding on its extendible revolving capital equipment facility. This facility was reduced to $65,000 and remains undrawn as at December 31, 2007.

Long-term debt as at December 31, 2007 is presented net of $4,290 of unamortized financing costs related to the issuance of the senior unsecured notes. Interest expense for the year ended December 31, 2007 includes amortization of debt issue costs in the amount of $570.

6. CAPITAL STOCK

Authorized capital stock consists of an unlimited number of common shares.

The continuity of issued common shares and related values is as follows:

	SHARES	AMOUNT
	(#)	($000s)
December 31, 2005	36,333,276	138,767
Issued upon exercise of stock options	55,132	1,074
December 31, 2006	36,388,408	139,841
Issued on acquisition of subsidiary (note 15)	**597,526**	**11,058**
Issued upon exercise of stock options	**215,938**	**4 ,355**
December 31, 2007	**37,201,872**	**155,254**

The weighted average number of common shares outstanding for the year ended December 31, 2007 was 36,463,220 basic and 36,537,763 diluted (2006 – 36,286,332 basic and 36,547,182 diluted). The difference between basic and diluted shares is attributable to the dilutive effect of stock options issued by the Company and the shares held in trust (see note 7).

7. SHARES HELD IN TRUST

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. At December 31, 2007, the Trust held 91,414 shares which were purchased on the open market at a cost of $2,199 (December 31, 2006 – 113,508 shares at a cost of $3,869). These shares vest with employees in March of the year following their purchase at which time they are distributed to those individuals participating in the plan. These shares are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

8. CONTRIBUTED SURPLUS

The continuity of contributed surplus is as follows:

	2007	2006
(000s)	**($)**	($)
Balance, January 1	**4,393**	2,317
Stock options expensed	**2,591**	2,283
Stock options exercised	**(959)**	(207)
Balance, December 31	**6,025**	**4,393**

9. STOCK-BASED COMPENSATION

(A) STOCK OPTIONS

CONTINUITY OF STOCK OPTIONS	2007		2006	
	Options	**Average exercise price**	Options	Average exercise price
	(#)	**($)**	(#)	($)
Outstanding, January 1	**1,505,796**	**22.15**	818,578	18.39
Granted during the year	**30,000**	**20.20**	776,550	25.89
Exercised for common shares	**(215,938)**	**15.73**	(55,132)	15.73
Forfeited	**(95,635)**	**26.46**	(34,200)	27.18
Balance, December 31	**1,224,223**	**22.90**	1,505,796	22.15

All stock options vest equally over three years and expire three and one-half years from the date of grant. The estimated fair value of options granted is determined by using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4 percent, average expected life of 2.83 years, expected volatility of 34–36 percent and expected dividends of $0.10 per annum. This amount is charged to compensation expense over the vesting period. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, are added to capital stock.

(B) STOCK UNITS

The Company grants deferred stock units to its outside directors. These units vest one year from the date of grant and are settled in either cash (equal to the market value of the underlying shares at the time of exercise) or in Company shares purchased on the open market. The fair value of the deferred stock units is recognized equally over the one-year vesting period, based on the current market price of the Company's shares. During the year ended December 31, 2007, $435 of compensation expense was recognized for deferred stock units (2006 – $328).

The Company grants performance stock units to the Company's most senior officers who are not included in the stock option plan. The amount of the grants earned is linked to corporate performance and the grants vest one year from the date of grant. As with the deferred stock units, performance stock units are settled in either cash or Company shares purchased on the open market. During the year ended December 31, 2007, $278 of compensation expense was recognized for performance stock units (2006 – $265).

Changes in the Company's obligations under the deferred and performance stock unit plans, which arise from fluctuations in the market value of the Company's shares underlying these compensation programs, are recorded as the share value changes.

10. INCOME TAXES

The following table summarizes the income tax effect of temporary differences that give rise to the future income tax asset (liability) at December 31:

AS AT DECEMBER 31,	2007	2006
(000s)	($)	($)
Capital assets	(24,500)	(14,715)
Canadian exploration expenses	9,929	11,081
Losses carried forward	9,536	5,405
Deferred compensation payable	1,116	2,939
Deferred financing and share issue costs	778	2,269
Other	1,504	2,069
	(1,637)	9,048

Net future income taxes of $(1,637) at December 31, 2007 (December 31, 2006 – $9,048) are represented by future income tax liabilities of $7,135 (December 31, 2006 – nil) less future income tax assets of $5,498 (December 31, 2006 – $9,048).

The provision for incomes taxes in the statement of operations and retained earnings varies from the amount that would be computed by applying the expected tax rate of 32.12 percent to income before income taxes. The main reasons for differences between such expected income tax expense and the amount actually recorded are:

AS AT DECEMBER 31,	2007	2006
(000s except percentages)	($)	($)
Income before tax	51,232	81,493
Income tax rate (%)	32.12	32.12
Computed expected income tax expense	16,456	26,176
Increase (decrease) in income taxes resulting from:		
Drawdown of deferred credit	(2,147)	(20,811)
Non-deductible expenses/non-taxable income	1,179	1,811
Foreign tax rate and other foreign differences	(569)	1,333
Translation of foreign subsidiaries	(3,158)	289
Foreign withholding taxes	266	1,071
Future income tax adjustment from tax rate reductions	528	87
Prior year tax losses and future tax benefits of foreign subsidiaries recognized in the current year	–	(673)
Other	109	(240)
	12,664	9,043

11. DEFERRED CREDIT

On the amalgamation of Denison Energy Inc. ("Denison") and the Company on March 24, 2004, a future income tax asset associated with Denison's income tax pools was recognized in the accounts. Denison had tax pools of approximately $220,000 for federal income tax purposes and $170,000 for provincial income tax purposes. After tax affecting these pools at applicable federal and provincial income tax rates, a future income tax asset of $70,771 was recorded. The fair value paid for the tax pools acquired was estimated to be $11,000. The difference between the future income tax asset recognized and the fair value of these tax pools was recorded as a deferred credit in the amount of $59,771. The deferred credit is reduced as these tax pools are utilized.

12. RELATED-PARTY TRANSACTIONS

During 2007, the Company purchased $26,620 (2006 – $26,890) of products and services from a company in which it holds a 30 percent equity interest (see also note 2 (H) and note 18). At December 31, 2007, accounts payable included $2,743 of indebtedness to the related party (December 31, 2006 – $7,234).

13. COMMITMENTS

The Company has lease commitments for premises, equipment, vehicles and storage facilities under agreements requiring aggregate minimum payments over the next five years, from December 31, 2007, as follows:

(000s)	($)
2008	7,250
2009	4,163
2010	3,578
2011	2,513
2012	2,283
Thereafter	5,198
	24,985

The Company has obligations for the purchase of products and services over the next four years that total approximately $44,000.

14. FINANCIAL INSTRUMENTS

The Company's financial instruments that are included in the consolidated balance sheet are comprised of cash, accounts receivable, current liabilities and long-term debt.

(A) FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The fair values of financial instruments that are included in the consolidated balance sheet, except long-term debt, approximate their carrying amounts due to the short-term maturity of those instruments. The fair value of long-term debt at December 31, 2007 was $128,138 (before deduction of unamortized debt issue costs of $4,290).

(B) CREDIT RISK

Substantial amounts of the Company's accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risks.

(C) INTEREST RATE RISK

The Company is exposed to interest rate cash flow risk on debt subject to floating interest rates. The Company's effective interest rate for the year ended December 31, 2007 was 8.55 percent (December 31, 2006 – 5.75 percent).

15. ACQUISITION

On November 14, 2007, the Company acquired all of the shares of 1361745 Alberta Ltd. for cash and share consideration totaling $24,912. The Company issued 597,526 common shares with a value of $11,058 in conjunction with the acquisition, in addition to $13,854 of cash. One-hundred percent of the consideration paid was assigned to capital assets, as the acquired company had no other assets or liabilities.

16. SUPPLEMENTAL INFORMATION

Changes in non-cash operating assets and liabilities for the years ended December 31 are as follows:

YEARS ENDED DECEMBER 31,	2007	2006
(000s)	**($)**	($)
Accounts receivable	**(2,499)**	3,105
Inventory	**(11,626)**	(7,242)
Prepaid expenses and deposits	**1,852**	(5,244)
Accounts payable and accrued liabilities	**10,103**	17,673
Income taxes payable	**(3,128)**	1,857
Other long-term liabilities	**(2,861)**	(1,563)
	(8,159)	8,586
Interest paid	**6,754**	2,418
Income taxes paid	**6,994**	5,681

17. CONTINGENCIES

Greek Operations

As a result of the acquisition and amalgamation with Denison in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and natural gas operations in that country. Several groups of former employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation amounting to approximately $12,400 was due to the former employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of damages. On February 12, 2008 the scheduled hearing date for the appeal was postponed until June 3, 2008 to enable counsel to the Company to seek a judicial order entitling the Company to obtain certain employment information in respect of the plaintiffs which is required in order to assess the extent to which the plaintiffs have mitigated any damages which may otherwise be payable. The Company intends to vigorously defend the appeal decision before the Athens Court of Appeal both in relation to the merits of the plaintiffs' case and in respect of the quantum of any damages which may be awarded. In the event that an adverse ruling is issued by the Athens Court of Appeal, the Company intends to assess its rights of appeal to the Supreme Court of Greece as well as any other court in any jurisdiction where such an appeal is warranted.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgement rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded damages of approximately $50, before interest. The Company has appealed this decision, but no date has been set for the hearing of such appeal. Another one of the lawsuits was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. The remaining action has been postponed indefinitely pending the outcome of the lawsuit involving the largest group of plaintiffs discussed above.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

18. SUBSEQUENT EVENT

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. ("ChemErgy") that it did not previously own for aggregate consideration of $6,638. The purchase price was satisfied through the payment to the vendors of $4,843 in cash, the transfer of real property previously owned by ChemErgy at a value of $512, and the issuance of 71,581 common shares of the Company at a deemed value of $1,283. ChemErgy's operations were subsequently wound up into the Company's and ChemErgy was dissolved on January 31, 2008. This acquisition is expected to generate synergies associated with bringing the Company's chemical supply and development requirements in-house.

19. SEGMENTED INFORMATION

The Company's activities are conducted in three geographic markets: Canada, the United States (including Mexico) and Russia. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and natural gas industry.

	CANADA	RUSSIA	UNITED STATES AND MEXICO	INTERSEGMENT ELIMINATIONS	CONSOLIDATED
(000s)	($)	($)	($)	($)	($)
Year ended December 31, 2007					
Revenue	**249,473**	**64,041**	**146,806**	–	**460,320**
Operating income (1)	**41,788**	**12,070**	**46,236**	–	**100,094**
Segmented assets (2)	**399,057**	**105,806**	**190,047**	**(136,000)**	**558,910**
Capital expenditures	**23,810**	**32,022**	**36,107**	–	**91,939**
Goodwill	**6,003**	–	–	–	**6,003**
Year ended December 31, 2006					
Revenue	318,018	22,123	86,277	–	426,418
Operating income (loss) (1)	81,033	(2,389)	28,368	–	107,012
Segmented assets (2)	438,879	64,832	35,547	(85,068)	454,190
Capital expenditures	114,402	35,860	5,216	–	155,478
Goodwill	6,003	–	–	–	6,003

(1) Operating income (loss) is defined as revenue less operating expenses (excluding depreciation) and selling, general and administrative expenses.

(2) Assets operated by the Company's U.S. subsidiary during 2006 were acquired through a lease arrangement with the Canadian parent company. The cost base of these assets was $63,300 at December 31, 2006. During 2007, these assets were sold to the U.S. subsidiary by the parent company.

The following table sets forth consolidated revenue by service line:

YEARS ENDED DECEMBER 31,	2007	2006
(000s)	**($)**	($)
Fracturing	**403,844**	374,096
Coiled tubing	**37,992**	30,689
Cementing	**18,484**	21,633
	460,320	426,418

20. RECONCILIATION OF THE CONSOLIDATED FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in most respects, conforms to U.S. GAAP. Any differences in accounting principles between Canadian GAAP and U.S. GAAP as they apply to the Company are not material, except as described below. The adjustments below are measurement differences only and do not reflect any disclosure differences that may exist between Canadian GAAP and U.S. GAAP.

The application of U.S. GAAP would not affect consolidated net income or the consolidated balance sheets as reported, except as discussed below.

(A) STOCK-BASED COMPENSATION

Under Canadian GAAP, the Company recognizes compensation cost for the fair value of stock option grants over the vesting period of these grants as a charge to compensation expense and a credit to contributed surplus. The Company also recognizes compensation cost, over their vesting period, for the fair value of deferred stock units and performance stock units, estimated based on the current market price of the Company's shares.

The Company uses the revised standards outlined under Statement of Financial Standards (SFAS) No.123R "Share-Based Payment" for U.S. GAAP. Under SFAS 123R, the Company is required to determine and incorporate a forfeiture multiplier into its calculation of stock-based compensation cost for its stock options and stock units. Under Canadian GAAP, the Company accounts for forfeitures as they occur. The Company estimates that the impact of any forfeiture multiplier would not result in a significant difference between Canadian and U.S. GAAP.

In addition, the fair value of the Company's stock units would be estimated using the Black-Scholes option pricing model, remeasured at each reporting date, as opposed to valuing the stock units based on the current market price of the Company's shares. The Company estimates that the impact of remeasuring stock units outstanding using the Black-Scholes model would not result in a significant difference between Canadian and U.S. GAAP.

(B) LONG-TERM DEBT ISSUE COSTS

Under Canadian GAAP, the Company includes financing costs in the amortized cost of long-term debt. These costs are amortized to interest expense over the term of the debt using the effective interest rate method. Under U.S. GAAP, financing costs associated with the long-term debt would be classified separately as a deferred long-term asset and amortized over the term of the debt, also using the effective interest rate method.

As a result the consolidated balance sheet as at December 31, 2007 would be adjusted to reflect a deferred long-term asset of $4,290 with an offsetting increase to long-term debt. There would be no adjustment required for 2006.

(C) FUTURE INCOME TAXES

On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation 48 "Accounting for Uncertainty in Income Taxes" which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109 "Accounting for Income Taxes". This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The cumulative effect, if any, of applying FIN 48 is to be reported as an adjustment to opening retained earnings in the year of adoption. The adoption of FIN 48 did not have a material impact on the consolidated financial statements.

The Company and its entities are subject to income taxation and related audits in Canadian and other tax jurisdictions. In Canada, the tax years from 2002 to 2007 remain open to examination, and the tax years from 2001 to 2007 remain open to examination in the U.S.

In addition, pursuant to Canadian GAAP, substantively enacted tax rates are used to calculate future income tax, whereas U.S. GAAP applies enacted tax rates. There are no differences for the years ended December 31, 2007 and 2006 relating to income tax rate differences.

(D) COMPREHENSIVE INCOME

SFAS No. 130, "Reporting Comprehensive Income" requires the reporting of comprehensive income in addition to net income. Comprehensive income includes net income plus other comprehensive income; specifically all changes in equity of a company during a period arising from non-owner sources. Under Canadian GAAP, comprehensive income is reported for periods beginning on or after January 1, 2007 therefore, for the year ended December 31, 2007, Canadian and U.S. GAAP are similar. For the year ended December 31, 2006, the Company had no items that would be included in comprehensive income and therefore, net income and comprehensive income are equivalent.

(E) STATEMENTS OF CASH FLOWS AND BALANCE SHEETS

The differences between Canadian GAAP and U.S. GAAP have not resulted in any significant variances concerning the consolidated statements of cash flows as reported, except that under U.S. GAAP the presentation of funds provided from operations as a sub-total in the operating activities section of the consolidated statements of cash flows would not be permitted.

In addition, under Canadian GAAP, bank overdrafts used to manage day-to-day cash can be classified as cash and cash equivalents. Under U.S. GAAP, bank overdrafts are liabilities that should be considered a form of short-term financing and classified as cash flows from financing activities. The effect of this is an outflow of cash from financing activities of $2,889 for the year ended December 31, 2007 (2006 outflow of cash from financing activities of $8,658). As a result, the consolidated balance sheet as at December 31, 2007 would be adjusted to reflect cash and cash equivalents of $39,622 (2006 – $8,987) and bank indebtedness of $518 (2006 – $3,407).

(F) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following are standards and interpretations that have been issued by FASB which are not yet in effect for the years presented but would comprise U.S. GAAP when implemented:

In September 2006, FASB issued SFAS No. 157 "Fair Value Measurements". SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. The statement is effective for fair value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

In February 2007, FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Financial Liabilities". SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for years beginning on or after November 15, 2007 and interim periods within that fiscal period.

In December 2007, FASB issued SFAS No. 141 (R), "Business Combinations (Revised 2007)" and SFAS No. 160, "Non-Controlling Interests in Consolidated Financial Statements – An Amendment of Accounting Research Bulletin (ARB) No. 51". These standards require the use of fair value accounting for business combinations and non-controlling interests. Equity securities issued as consideration in a business combination will be recorded at fair value as of the acquisition date as opposed to being valued over a period which includes a few days prior to and after the terms of the business combination have been agreed to and announced. In addition, entities will no longer have the ability to capitalize any direct and incremental costs incurred in the business combination. Instead, these transaction costs will be required to be expensed under the new standards. The period of one year to complete the accounting for a business combination remains unchanged. Non-controlling interests will require initial measurement at fair value and will be classified as a separate component of equity. SFAS 141 (R) is to be applied prospectively and is effective for the Company for business combinations for which the acquisition date is on or after January 1, 2009. SFAS 160 is effective for the Company on January 1, 2009 and is to be applied prospectively, with the exception of the presentation and disclosure requirements, which will require retrospective application for all periods presented.

The Company has not yet determined the possible impact of these new pronouncements on its financial position, results of operations or cash flows.

HISTORICAL REVIEW

YEARS ENDED DECEMBER 31,	2007	2006	2005	2004	2003
(000s, except per share and unit data)	($)	($)	($)	($)	($)
FINANCIAL RESULTS					
Revenue	460,320	426,418	314,325	241,379	156,558
Gross margin [1]	131,779	135,362	109,098	83,783	53,090
Net income	38,568	72,450	60,113	45,630	19,649
Per share – basic [2]	1.06	2.00	1.66	1.45	1.01
– diluted [2]	1.06	1.98	1.64	1.45	1.01
Cash flow from operations [3]	87,642	101,932	80,592	58,946	30,309
Per share – basic [2]	2.40	2.81	2.23	1.87	1.56
– diluted [2]	2.40	2.79	2.20	1.87	1.56
EBITDA [4]	97,789	109,533	79,611	64,027	41,826
Per share – basic [2]	2.68	3.02	2.20	2.03	2.15
– diluted [2]	2.68	3.00	2.18	2.03	2.15
Capital expenditures	91,939	155,478	97,614	51,327	24,722
FINANCIAL POSITION					
Current assets	157,494	110,911	100,057	88,630	48,350
Total assets	558,910	454,190	336,815	266,196	130,319
Working capital	92,156	31,225	39,396	52,343	6,764
Long-term debt	129,535	60,000	8,000	3,958	23,781
Future income tax asset (liability)	(1,637)	9,048	32,129	53,311	(7,521)
Shareholders' equity	350,915	303,510	234,021	174,956	57,431
COMMON SHARE DATA [2]					
Common shares outstanding (#)					
At December 31	37,202	36,388	36,333	36,214	n/a
Weighted average	36,463	36,286	36,216	31,542	n/a
Share trading					
High ($)	25.58	46.21	41.00	23.75	n/a
Low ($)	16.00	18.07	22.50	11.60	n/a
Close ($)	17.62	22.10	40.30	23.63	n/a
Volume (#)	29,631	39,272	26,774	14,150	n/a
	(#)	(#)	(#)	(#)	(#)
OPERATING RESULTS					
Fracturing spreads					
Conventional fracturing	24	21	17	12	9
Coalbed methane	4	4	4	2	1
Total	28	25	21	14	10
Coiled tubing units	18	14	11	11	11
Cementing units	16	13	9	4	–

1. Gross margin is defined as revenue less operating expenses excluding depreciation and amortization. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.
2. Historical per share information has been adjusted for the two-for-one stock split approved by shareholders on February 7, 2005.
3. Cash flow is defined as "funds provided by operations," as reflected in the consolidated statements of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.
4. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

CALFRAC BOARD OF DIRECTORS



Douglas R. Ramsay
Mr. Ramsay is one of Calfrac's founders and has served as a member of the board of directors and as President and Chief Executive Officer since 1999. Mr. Ramsay has an extensive background in the oil industry. Prior to 1994, Mr. Ramsay was the President of Canadian Fracmaster Ltd. where he spent 12 years enhancing the overall presence of Fracmaster Ltd. in Canada and worldwide.



Gregory S. Fletcher
Mr. Fletcher, a member of Calfrac's board of directors since May 2002, is an independent businessman involved in the oil and natural gas industry in western Canada. He has considerable business experience in the junior sector of the oil and natural gas industry and is currently President of Sierra Energy Inc., a private oil and natural gas company that he founded in 1997.



Ronald P. Mathison
Mr. Mathison is one of the Company's founders and has served as a member of its board of directors and as Chairman since the formation in 1999. He is the President and Chief Executive Officer of Matco Investments Ltd. and Matco Capital Ltd., private investment firms which specialize in the restructuring of financially troubled companies as well as providing capital and management expertise to such companies.



James S. Blair
Mr. Blair, a member of Calfrac's board of directors since May 2002, is Chairman and Chief Executive Officer of Glenogle Energy Inc., a private oil and natural gas exploration and development company. From 2002 until January 2008, Mr. Blair was the Chairman and Chief Executive Officer of ExAlta Energy Inc., a public oil and natural gas exploration company. Prior thereto, Mr. Blair was Senior Vice President and Chief Operating Officer of Husky Energy Inc., an integrated energy and energy-related company that ranks among Canada's largest petroleum companies.



Martin Lambert
Mr. Lambert, a member of Calfrac's board of directors since March 2004, is Managing Director of Matco Capital Ltd., and served as Chief Executive Officer of Bennett Jones LLP from 1996 to 2000. Mr. Lambert has been widely recognized as one of Canada's leading mergers and acquisitions lawyers.



R.T. (Tim) Swinton
Mr. Swinton, a member of Calfrac's board of directors since March 2004, is President of Western Provinces Resources Ltd., a private investment company. He has considerable business experience in the junior and service sectors of the oil and natural gas industry in western Canada.

BOARD OF DIRECTORS

Ronald P. Mathison - Chairman (1)(2)
President & Chief Executive Officer
Matco Investments Ltd.

James S. Blair (3)(4)
President & Chief Executive Officer
Glenogle Energy Inc.

Gregory S. Fletcher (1)(2)
President
Sierra Energy Inc.

Martin Lambert (3)(4)
Managing Director
Matco Capital Ltd.

R.T. (Tim) Swinton (1)(2)
Independent Businessman

Douglas R. Ramsay (4)
President & Chief Executive Officer
Calfrac Well Services Ltd.

OFFICERS

Douglas R. Ramsay
President & Chief Executive Officer

Gordon A. Dibb
Chief Operating Officer

Donald R. Battenfelder
President, Canadian Operating Division

John L. Grisdale
President, United States Operating Division

Robert L. Sutherland
President, Russian Operating Division

Tom J. Medvedic
Senior Vice President, Finance & Chief Financial Officer

Dwight M. Bobier
Senior Vice President, Technical Services

Stephen T. Dadge
Senior Vice President, Corporate Services

L. Lee Burleson
Vice President, Sales & Marketing, United States Operating Division

B. Mark Paslawski
Vice President, General Counsel and Corporate Secretary

F. Bruce Payne
Vice President, Operations, United States Operating Division

Michael D. Olinek
Corporate Controller

Matthew L. Mignault
Controller

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance and Nominating Committee
(4) Member of the Health, Safety and Environment Committee

HEAD OFFICE

411 Eighth Avenue S.W.
Calgary, Alberta T2P 1E3
Phone: (403) 266-6000
Toll Free: 1-866-770-3722
Fax: (403) 266-7381
Email: info@calfrac.com
Website: www.calfrac.com

AUDITORS

PRICEWATERHOUSECOOPERS LLP
Calgary, Alberta

BANKER

HSBC BANK CANADA
TORONTO-DOMINION BANK
Calgary, Alberta

LEGAL COUNSEL

BENNETT JONES LLP
Calgary, Alberta

STOCK EXCHANGE LISTING

Trading Symbol: CFW

OPERATING BASES

ALBERTA, CANADA
Calgary – Head Office
Edson
Grande Prairie
Medicine Hat
Red Deer
Strathmore

COLORADO, UNITED STATES
Denver – Regional Office
Grand Junction
Platteville

ARKANSAS, UNITED STATES
Beebe

MEXICO
Mexico City – Regional Office
Reynosa

RUSSIA
Moscow – Regional Office
Khanty-Mansiysk
Noyabrsk

ARGENTINA
Buenos Aires – Regional Office
Catriel

REGISTRAR AND TRANSFER AGENT

For information concerning lost share certificates and estate transfers or for a change in share registration or address, please contact the transfer agent and registrar at 1-800-564-6253 or (403) 267-6800, or by email at service@computershare.com, or write to: **COMPUTERSHARE TRUST COMPANY OF CANADA** Suite 600, 530 Eighth Avenue S.W. Calgary, Alberta T2P 3S8

ANNUAL MEETING

The Annual Meeting of Shareholders of Calfrac Well Services Ltd. will be held on May 12, 2008 at 3:30 p.m. (Calgary time) in the McMurray Room of the Calgary Petroleum Club, Calgary, Alberta.
All shareholders are cordially invited and encouraged to attend. Shareholders who are unable to attend the Meeting are requested to complete and return the Instrument of Proxy to Computershare Trust Company of Canada at their earliest convenience.

Designed and produced by Merlin Edge Inc. www.merlinedge.com Printed in Canada

CALFRAC WELL SERVICES

411 Eighth Avenue S.W.
Calgary, Alberta T2P 1E3

Email: info@calfrac.com
www.calfrac.com

82-34909

RECEIVED
2008 MAY 30 A 10:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 19/03/2008

Computershare
530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

SEC Mail Processing Section
MAY 2 . 08
Washington 10:

To: All Canadian Securities Regulatory Authorities

Subject: CALFRAC WELL SERVICES LTD

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	07/04/2008
Record Date for Voting (if applicable) :	07/04/2008
Meeting Date :	12/05/2008
Meeting Location (if available) :	Calgary, AB

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	129584108	CA1295841086

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for CALFRAC WELL SERVICES LTD

FORM 52-109F1 - CERTIFICATION OF ANNUAL FILINGS

I, Douglas R. Ramsay, President and Chief Executive Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the "issuer") for the financial year ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

March 27, 2008

(signed) "*Douglas R. Ramsay*"

Douglas R. Ramsay
President and Chief Executive Officer

FORM 52-109F1 - CERTIFICATION OF ANNUAL FILINGS

I, Tom J. Medvedic, Senior Vice President, Finance & Chief Financial Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the "issuer") for the financial year ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

March 27, 2008

(signed) "*Tom J. Medvedic*"

Tom J. Medvedic
Senior Vice President, Finance and Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of February 27, 2008 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the three months and years ended December 31, 2007 and 2006 and should be read in conjunction with the audited consolidated financial statements and accompanying notes for those periods as well as the MD&A for the three months and year ended December 31, 2006. Readers should also refer to the "Forward-Looking Statements" legal advisory located at the end of this MD&A. The annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

All financial amounts and measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used within this MD&A have been included at the end of this MD&A.

REVENUE
($ MM)


156.6
241.4
314.3
426.4
460.3
03
04
05
06
07

2007 HIGHLIGHTS

Calfrac is an independent provider of specialized oilfield services in Canada, the United States, Russia, Mexico and Argentina, including fracturing, coiled tubing, cementing and other well stimulation services. The Company has established a leadership position through an expanding geographic network, larger operating fleet and growing customer base. For the year ended December 31, 2007, Calfrac:

- increased revenue by 8 percent to $460.3 million from $426.4 million in 2006;
- earned net income of $38.6 million or $1.06 per share (basic);
- recorded cash flow from operations before changes in non-cash working capital of $87.6 million or $2.40 per share (basic) compared to $101.9 million or $2.81 per share (basic) in 2006;
- achieved EBITDA of $97.8 million versus $109.5 million a year ago; and
- incurred capital expenditures of $91.9 million primarily to expand the pumping capacity of its fracturing equipment fleet.

BUSINESS ENVIRONMENT

REVENUE MIX 2006



● Fracturing Services : 88%
○ Coiled Tubing Services : 7%
● Cementing Services : 5%

REVENUE MIX 2007



● Fracturing Services : 88%
○ Coiled Tubing Services : 8%
● Cementing Services : 4%

82-34909

GEOGRAPHICAL MIX 2006



- ● Canada : 75%
- ○ United States : 20%
- ● Russia : 5%

GEOGRAPHICAL MIX 2007



- ● Canada : 54%
- ○ United States and Mexico : 32%
- ● Russia : 14%

Calfrac's financial and operating performance during 2007 was primarily driven by its natural gas fracturing operations within Canada and the United States. In 2007, the number of wells drilled in western Canada decreased by 19 percent to 18,606 from 22,979 wells drilled in 2006. The drilling activity in the Western Canada Sedimentary Basin was dampened by a continuation of depressed natural gas prices, uncertainty related to proposed changes to Alberta's royalty regime and the significant rise in the value of the Canadian dollar. These factors resulted in increased price competition and lower activity levels within the Canadian pressure pumping services sector, especially in the coalbed methane (CBM) fracturing markets of Alberta.

Overall drilling activity in the United States during 2007 was strong leading to significant increases in the Company's U.S. annual revenue. New drilling activity in the shale gas basins within the United States, such as the Barnett and Fayetteville plays in Texas and Arkansas, respectively, was robust throughout the past year. However, gas takeaway issues in the Piceance Basin negatively impacted drilling activity in western Colorado and deferred well completion activity until the commissioning of the Express Pipeline in early 2008.

OIL AND GAS AVERAGE BENCHMARK PRICES

YEARS ENDED DECEMBER 31,	2007	2006
	$	$
AECO price (Cdn$/mcf)	**6.49**	6.54
WTI price (US$/bbl)	**72.32**	66.25

The 2007 AECO average spot price was $6.49 per thousand cubic feet, a 1 percent decline from 2006. The West Texas Intermediate benchmark crude oil price increased by 9 percent in 2007 to average US$72.32 per barrel compared to US$66.25 per barrel a year ago. The comparatively low average natural gas prices experienced during 2006 and 2007, combined with the appreciation of the Canadian dollar, negatively impacted the cash flows and drilling activity of the Company's customers in western Canada. As a result, the pressure pumping service sector experienced strong price competition within this market.

U.S./CANADIAN DOLLAR EXCHANGE RATES

YEARS ENDED DECEMBER 31,	2007	2006
	$	$
Average U.S./Canadian dollar exchange rate	**0.930**	0.882
Decrease in operating income caused solely by fluctuations in exchange rates (millions)	**3.9**	1.3

Due to the Company's significant operations in the United States and Russia, the impact of currency fluctuations should be evaluated when analyzing the consolidated financial statements. The value of the Canadian dollar increased by 5 percent year-over-year to average US$0.930 in 2007 compared to an average of US$0.882 in 2006. As a result, Calfrac's reported operating income for 2007 and 2006 was lowered by $3.9 million and $1.3 million, respectively.

2007 PERFORMANCE SUMMARY

REVENUE

CANADA

Revenue from Canadian operations for 2007 decreased by 22 percent to $249.5 million from $318.0 million in 2006 primarily as a result of decreased fracturing activity in western Canada, a higher percentage of shallow gas jobs performed, which tend to have lower revenues on a per job basis, and competitive pricing pressures across all service lines, especially in the CBM fracturing market. Canadian fracturing revenue totalled $215.7 million, a decrease of $62.5 million or 22 percent from 2006. During 2007, the Company completed 4,481 Canadian fracturing jobs for average revenue of $48,130 per job compared to 5,238 jobs for $53,105 per job in the prior year. This decrease in fracturing job count during 2007 correlates closely with the decline in overall industry drilling activity experienced in western Canada during the same period. The revenue per job for Canadian fracturing operations was lower in 2007 due primarily to significant price competition in the CBM market and a higher proportion of shallow gas fracturing jobs completed during the current year, which tend to have lower per job revenues.

The Company's revenue from coiled tubing operations decreased by $2.0 million in 2007 to $16.2 million from $18.2 million in the previous year. In 2007, 3,798 jobs were completed for average revenue of $4,258 per job compared to 5,875 jobs for $3,102 per job in 2006. Canadian coiled tubing revenue per job increased year-over-year primarily as a result of a proportionate increase in the number of deeper coiled tubing jobs completed in western Canada during 2007.

For the year ended December 31, 2007, revenue from Calfrac's cementing operations totalled $17.6 million versus $21.6 million in 2006. This 19 percent decrease was due primarily to a larger percentage of cementing jobs being completed in the shallower regions of southern Alberta and competitive pricing pressures. During 2007, the Company completed 1,933 jobs for average revenue of $9,121 per job compared to 1,974 jobs for average revenue of $10,959 per job in 2006.

EXPENSES 2006



- Operating : 84%
- Selling, General and Administrative : 8%
- Interest, Depreciation & Other 8%

EXPENSES 2007



- Operating : 80%
- Selling, General and Administrative : 8%
- Interest, Depreciation & Other : 12%

UNITED STATES AND MEXICO

During 2007, revenue from Calfrac's United States operations was $145.1 million, up by 68 percent from $86.3 million in 2006. The Company had revenue of $1.7 million from its recently initiated operations in Mexico. For the year ended December 31, 2007, the Company completed 1,679 U.S. fracturing jobs for average revenue of $85,940 per job compared to 1,284 jobs for $67,037 per job recorded in the previous year. The substantial increase in total and per job revenue during 2007 from the prior year was primarily due to the commencement of fracturing operations in Arkansas, combined with strong levels of activity in the DJ Basin, only somewhat offset by lower activity in the Piceance Basin and a stronger Canadian dollar.

RUSSIA

In Russia, Calfrac's revenue from operations increased year-over-year by $41.9 million to $64.0 million in 2007 primarily as a result of a larger fleet of equipment and operating scale. The Company deployed two additional multi-pumper fracturing spreads and two deep coiled tubing units into Western Siberia during the first half of 2007 and currently operates three fracturing spreads and five coiled tubing units in this geographical market. The Company believes that these operations have attained sufficient size to generate solid operating and financial results into 2008.

GROSS MARGIN

Consolidated gross margin for the year ended December 31, 2007 decreased by 3 percent to $131.8 million from $135.4 million in 2006 primarily due to improved financial performance from Calfrac's United States and Russia operations being slightly more than offset by the impact of competitive pricing pressures and lower activity levels in western Canada. Consolidated gross margin as a percentage of revenue decreased to 29 percent from 32 percent in 2006 mainly due to pricing pressures and lower activity levels in the Canadian market.

EXPENSES

OPERATING EXPENSES

Calfrac's operating expenses in 2007 increased by 13 percent to $328.5 million from $291.1 million in the prior year primarily due to higher activity in the United States and Russia as well as costs related to new district locations, offset partially by lower activity in Canada and the impact of a stronger Canadian dollar. During the past year, the Company incurred higher expenses related to the commencement of new district operations in Edson, Alberta; Beebe, Arkansas; Reynosa, Mexico; and Purpe, Russia.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSES

SG&A expenses for the Company in 2007 totalled $31.7 million, an increase of 12 percent or $3.3 million from the previous year. These higher costs were primarily a result of the growth in Calfrac's scale of operations and revenue base in North America and Russia offset slightly by lower bonus expenses due to lower Company profitability. As a percentage of revenue, SG&A expenses were 7 percent in 2007, consistent with 2006.

INTEREST, DEPRECIATION AND OTHER EXPENSES

Net interest expense increased to $9.5 million in 2007 from $2.3 million in 2006 mainly as a result of interest pertaining to the issuance of US$135.0 million of senior unsecured notes in February 2007 offset slightly by interest earned on the Company's cash balances. In 2007, depreciation expense increased by 44 percent or $11.4 million to $37.1 million primarily as a result of the deployment of three fracturing spreads, four coiled tubing units, three cementing units and other related equipment as well as a full year of depreciation on 2006 equipment additions.

INCOME TAX

During 2007, Calfrac recorded an income tax expense of $12.7 million compared to $9.0 million in the prior year. Current tax expense for the year ended December 31, 2007 decreased to $3.9 million from $7.5 million in 2006. The Company recorded future income tax expense of $8.8 million for the year ended December 31, 2007, up from $1.5 million in 2006. For 2007, the effective rate of income tax increased to 25 percent from 11 percent in the previous year primarily due to a higher proportion of the Company's profits being earned in the United States and Russia, which are taxed at full statutory rates, and to lower taxable net earnings in Canada, which have a significantly lower effective income tax rate due to tax attributes from the amalgamation with Denison Energy Inc.

NET INCOME

For the year ended December 31, 2007, Calfrac's net income was $38.6 million or $1.06 per share (basic) compared to $72.5 million or $2.00 per share (basic) in 2006. The decline in net income was primarily due to a lower gross margin combined with higher depreciation, interest and income tax expenses as well as the realization of foreign exchange losses instead of foreign exchange gains that were recorded in 2006.

NET INCOME
($ MM)


19.6
45.6
60.1
72.5
38.6
03
04
05
06
07

NET INCOME PER SHARE
($ BASIC)


1.01
1.45
1.66
2.00
1.06
03
04
05
06
07

CASH FLOW
($ MM)


30.3
58.9
80.6
101.9
87.6
03
04
05
06
07

CASH FLOW PER SHARE
($ BASIC)


1.56
1.87
2.23
2.81
2.40
03
04
05
06
07

CASH FLOW

The Company's cash flow from operations before changes in non-cash working capital was $87.6 million in 2007, a 14 percent decrease from the previous year. This reduction was primarily a result of:

- a 13 percent increase in operating expenses to $328.5 million; and
- net interest expense that rose to $9.5 million from $2.3 million in the prior year;

partially offset by:

- total revenue increasing by 8 percent or $33.9 million to $460.3 million; and
- a $3.7 million decrease in the current income tax provision to $3.9 million.

In 2007 and 2006, cash flow was used to partially finance the Company's capital expenditures program.

LIQUIDITY AND CAPITAL RESOURCES

YEARS ENDED DECEMBER 31,	2007	2006
(000s)	**($)**	**($)**
Cash provided (used in):		
Operating activities	**79,483**	110,518
Financing activities	**89,918**	42,756
Investing activities	**(123,610)**	(136,881)
Effect of exchange rate changes on cash and cash equivalents	**(12,267)**	–
Increase in cash and cash equivalents	**33,524**	16,393

OPERATING ACTIVITIES

The Company's 2007 cash flow from operations, excluding changes in non-cash working capital, was $87.6 million compared to $101.9 million in 2006. The decrease in cash flow was primarily due to lower revenues in Canada resulting from lower activity levels and competitive pricing pressures partially offset by improved financial performance of Calfrac's operations in the United States and Russia. As at December 31, 2007, Calfrac had working capital of $92.2 million compared to working capital of $31.2 million in 2006. The increase in working capital was primarily due to a higher cash balance as a result of the issuance of the senior unsecured notes in February 2007.

FINANCING ACTIVITIES

Total long-term debt increased to $129.5 million at December 31, 2007 from $60.0 million at the end of the prior year. On February 13, 2007, Calfrac completed a private placement of senior unsecured notes for an aggregate principal amount of US$135.0 million. These notes are due on February 15, 2015 and bear interest at 7.75 percent per annum. The Company has additional available credit facilities of $90.0 million with a syndicate of Canadian chartered banks. The operating line of credit is $25.0 million with advances bearing interest at either the bank's prime rate, U.S. base rate, LIBOR plus 1 percent or bankers' acceptances plus 1 percent. The revolving term loan is $65.0 million and bears interest at either the bank's prime rate plus 0.25 percent, U.S. base rate plus 0.25 percent, LIBOR plus 1.25 percent or bankers' acceptances plus 1.25 percent. At this date, the Company has unused credit facilities in the amount of $90.0 million.

At December 31, 2007, the Company also had cash and cash equivalents of $39.1 million. A portion of these funds were invested in short term investments, none of which were exposed to the liquidity issues surrounding asset-backed securities.

The common shares of the Company trade on the Toronto Stock Exchange and, at this date, Calfrac has 37,372,832 common shares outstanding. The Company pays semi-annual dividends to shareholders of $0.05 per common share at the discretion of the Board of Directors and they qualify as "eligible dividends" as defined by the Canada Revenue Agency. These dividends are funded by cash flow from operations, excluding changes in non-cash working capital, and totalled $3.7 million in 2007 and $3.6 million in 2006.

INVESTING ACTIVITIES

During 2007, net cash used for investing activities decreased to $123.6 million from $136.9 million in 2006. For the year ended December 31, 2007, capital expenditures totalled $91.9 million, down from $155.5 million in the prior year. In 2007, capital expenditures were primarily related to increasing the pumping capacity of the Company's fracturing equipment fleet throughout Canada, the United States, Mexico and Russia as well as supplementing the fracturing and coiled tubing fleet in Russia. A portion of these expenditures was related to the completion of the 2006 capital program, including:

- the completion of two additional fracturing spreads;
- one new deep coiled tubing unit deployed to Russia and another into western Canada; and
- the deployment of four cementing units. Two units were deployed into the Deep Basin markets in Canada and the remaining two units were transferred to Calfrac's operations in Arkansas.

In November 2007, the Company purchased certain fracturing assets of a Canadian competitor for total consideration of $24.9 million. The purchase price for the acquisition was satisfied through the payment of an aggregate of approximately $13.9 million in cash and the issuance of 597,526 common shares.

With its strong working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations and budgeted plans for 2008 and beyond.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

		PAYMENT DUE BY PERIOD			
	TOTAL	LESS THAN 1 YEAR	1 – 3 YEARS	4 – 5 YEARS	AFTER 5 YEARS
(000s)	($)	($)	($)	($)	($)
Operating leases	24,985	7,250	7,741	4,796	5,198
Purchase obligations	44,007	16,999	25,907	1,101	–
Total contractual obligations	68,992	24,249	33,648	5,897	5,198

As outlined on the previous page, Calfrac has various contractual obligations related to the leasing of vehicles, equipment and facilities as well as raw material purchase commitments.

GREEK LEGAL PROCEEDINGS

As described in note 17 to the annual consolidated financial statements, the Company is involved in a number of legal proceedings in Greece. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these proceeding have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate the Company's potential exposure to these legal proceedings at this time.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The President & Chief Executive Officer (CEO) and Senior Vice President, Finance & Chief Financial Officer (CFO) of Calfrac are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) for the Company.

DC&P is designed to ensure that information required to be disclosed in documents filed with securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

In accordance with the requirements of Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings", an evaluation of the design and operating effectiveness of DC&P was carried out under the supervision of the CEO and CFO as at the end of the period covered by this report.

Based on this evaluation, the CEO and CFO have concluded that, subject to the inherent limitations noted below, the Company's DC&P is designed and operating effectively to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities.

The Company's management, including the CEO and CFO, does not expect that the Company's DC&P will prevent or detect all misstatements or instances of fraud. The inherent limitations in all control systems are such that they can provide only reasonable, not absolute, assurance that all control issues and misstatements or instances of fraud, if any, within the Company have been detected. Likewise, ICFR, no matter how well designed, has inherent limitations. Therefore, ICFR can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements.

There was no change to the Company's ICFR that occurred during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's ICFR.

ACCOUNTING POLICIES AND ESTIMATES

CHANGES IN ACCOUNTING POLICIES

The following changes in accounting policies were adopted during 2007:

FOREIGN CURRENCY TRANSLATION

During the first quarter of 2007, the Company's U.S. subsidiaries were reclassified from integrated to self-sustaining foreign operations. As a result, the Company prospectively adopted the current rate method of translating its U.S. operations into Canadian dollars whereby assets and liabilities are translated at the rate of exchange at the balance sheet date, revenues and expenses are translated at average monthly exchange rates, and gains and losses in translation are deferred and included in the shareholders' equity section as accumulated other comprehensive income in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, *Comprehensive Income*. Prior to this reclassification, the Company's U.S. operations were translated into Canadian dollars using the temporal method, which the Company continues to follow in respect of its other foreign operations. Under the temporal method, monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, while non-monetary items are translated at the historical rate applicable on the date of the transaction giving rise to the non-monetary balance. Revenues and expenses are translated at monthly average exchange rates and gains or losses in translation are recognized in income as they occur.

COMPREHENSIVE INCOME

On January 1, 2007, the Company adopted CICA Handbook Section 1530, *Comprehensive Income*. The new standard introduced comprehensive income, which consists of net income and other comprehensive income (OCI). For the Company, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.

The cumulative changes in OCI are included in accumulated other comprehensive income (AOCI), which is presented as a new category within shareholders' equity in the consolidated balance sheets. The Company's consolidated financial statements now include a statement of AOCI, which provides the continuity of the AOCI balance.

FINANCIAL INSTRUMENTS

On January 1, 2007, the Company adopted CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*. This standard establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related-party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale", "held-to-maturity", "loans and receivables" or "other financial liabilities" as defined by the standard.

Cash equivalents are designated as "held-for-trading" and are measured at fair value. Accounts receivable are designated as "loans and receivables" and are carried at cost. Accounts payable are designated as "other financial liabilities" and are carried at cost. Long-term debt is designated as "other financial liabilities" and carried at amortized cost using the effective interest rate method. The financing costs associated with the Company's US$135.0 million private placement of senior unsecured notes on February 13, 2007 are included in the amortized cost of the debt. These costs are amortized to interest expense over the term of the debt.

RECENT ACCOUNTING PRONOUNCEMENTS

Management is assessing new Canadian and U.S. accounting pronouncements that have been issued and are not yet effective. These new pronouncements are set out below.

CICA Handbook Section 1535, *Capital Disclosures*, establishes disclosure requirements about an entity's capital and how it is managed, the purpose of which is to enable financial statement users to evaluate an entity's objectives, policies and processes for managing capital. The Company has not yet determined the impact on the financial position, results of operations or cash flows from adopting CICA Handbook Section 1535.

CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and CICA Handbook Section 2863, *Financial Instruments – Presentation*, replace CICA Handbook Section 3861, *Financial Instruments – Disclosure and Presentation*. These new sections revise and enhance current disclosure requirements for financial instruments but do not change the existing presentation requirements. The new disclosures will provide additional information on the nature and extent of risks arising from financial instruments and how an entity manages those risks. The Company has not yet determined the impact on the financial position, results of operations or cash flows from adopting CICA Handbook Section 3862.

CICA Handbook Section 3031, *Inventories*, which supersedes CICA Handbook Section 3030, *Inventories*, provides more extensive guidance on measurement and expands disclosure requirements. These changes include the disclosure of inventories carried at net realizable value, the amount of inventories recognized as an expense and the amount of any inventory write-downs. The Company has not yet determined the impact on the financial position, results of operations or cash flows from adopting CICA Handbook Section 3031.

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. The statement is effective for fair value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company has not yet determined the impact on its financial position, results of operations or cash flows from SFAS No. 157.

In February 2007, FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for years beginning on or after November 15, 2007 and interim periods within that fiscal period. The Company has not yet determined the impact on the financial position, results of operations or cash flows from SFAS No. 159.

In December 2007, FASB issued SFAS No. 141 (R), "Business Combinations (Revised 2007)" and SFAS No. 160, "Non-Controlling Interests in Consolidated Financial Statements – An Amendment of Accounting Research Bulletin (ARB) No. 51". These standards require the use of fair value accounting for business combinations and non-controlling interests. Equity securities issued as consideration in a business combination will be recorded at fair value as of the acquisition date as opposed to being valued over a period which includes a few days prior to and after the terms of the business combination have been agreed to and announced. In addition, entities will no longer have the ability to capitalize any direct and incremental costs incurred in the business combination. Instead, these transaction costs will be required to be expensed under the new standards. The period of one year to complete the accounting for a business combination remains unchanged. Non-controlling interests will require initial measurements at fair value and will be classified as a separate component of equity. SFAS No. 141(R) is to be applied prospectively and is effective for the Company for business combinations for which the acquisition date is on or after January 1, 2009. SFAS No. 160 is effective for the Company on January 1, 2009 and is to be applied prospectively, with the exception of the presentation and disclosure requirements, which will require retrospective application for all periods presented. The Company has not yet determined the impact on the financial position, results of operations or cash flows from SFAS No. 141(R) and SFAS No. 160.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This MD&A is based on the Company's annual consolidated financial statements that have been prepared in accordance with Canadian GAAP. Management is required to make assumptions, judgements and estimates in the application of GAAP. Calfrac's significant accounting policies are described in note 2 to the annual consolidated financial statements. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty and, consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The following accounting policies and practices involve the use of estimates that have a significant impact on the Company's financial results.

DEPRECIATION

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

STOCK-BASED COMPENSATION

As described in note 9 to the annual consolidated financial statements, the fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model, which includes underlying assumptions related to the risk-free interest rate, average expected option life, estimated volatility of the Company's shares and anticipated dividends.

INCOME TAXES

As described in notes 10 and 11 to the annual consolidated financial statements, the amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Company have been based on tax filings to date. The income tax rates used to calculate the amount of the future asset have been based on available information on future income tax rates. The income tax authorities have not audited all of these pools so far as they relate to the Company.

RISK FACTORS

Calfrac's consolidated financial results are affected by numerous risks, including those listed below. A comprehensive listing of business risks pertaining to the Company's operations is contained within the most recently filed Annual Information Form, which is available at www.sedar.com.

VOLATILITY OF INDUSTRY CONDITIONS

The demand, pricing and terms for fracturing, coiled tubing, cementing and other well stimulation services largely depend on the level of exploration and development activity for North American and Russian natural gas and, to a lesser extent, oil. Industry conditions are influenced by numerous factors over which the Company has no control, including oil and natural gas prices, expectations about future oil and natural gas prices, the cost of exploring for, producing and delivering oil and natural gas, the decline rates for current production, the discovery rates of new oil and natural gas reserves, available pipeline and other oil and natural gas transportation capacity, weather conditions, political, military, regulatory and economic conditions, and the ability of oil and natural gas companies to raise equity capital or debt financing. A material decline in global oil and natural gas prices or North American and Russian activity levels as a result of any of the above factors could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

SEASONALITY

Calfrac's financial results are directly affected by the seasonal nature of the North American oil and natural gas industry. The first quarter incorporates most of the winter drilling season when a disproportionate amount of the activity takes place in western Canada. During the second quarter, soft ground conditions typically curtail oilfield activity in all of the Company's Canadian operating areas such that many rigs are unable to move due to road bans. This period of spring breakup occurs earlier in southeast Alberta than in northern Alberta and northeast British Columbia. Consequently, the second quarter is normally the Company's weakest three-month revenue period in western Canada. Additionally, if an unseasonably warm winter prevents sufficient freezing, Calfrac may not be able to access wellsites during the peak winter season and, as a result, the Company's operating results and financial condition may be adversely affected. The demand for fracturing and other well stimulation services may also be affected by severe winter weather in North America and Russia. In addition, during excessively rainy periods in any of the Company's operating areas, equipment moves may be delayed, thereby adversely affecting revenues. The volatility in the weather and temperature can therefore create unpredictability in activity and utilization rates, which can have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

CONCENTRATION OF CUSTOMER BASE

The Company's customer base consists of approximately 300 oil and natural gas exploration and production companies, ranging from large multi-national public companies to small private companies. Notwithstanding Calfrac's broad customer base, it has two significant customers that individually accounted for 23 percent and 11 percent of its revenue in the year ended December 31, 2007. The Company currently has four multi-year agreements to provide fracturing services to these customers, which expire in February 2009, March 2009, February 2010 and February 2011. Each of these agreements includes a base level of commitments by these customers. However, there can be no assurance that Calfrac's relationships with these customers will continue, and a significant reduction or total loss of the business from these customers, if not offset by sales to new or existing customers, would have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

COMPETITION

Each of the markets in which the Company participates is highly competitive. To be successful, a service provider must provide services that meet the specific needs of oil and natural gas exploration and production companies at competitive prices. The principal competitive factors in the markets in which Calfrac operates are product and service quality and availability, technical knowledge and experience, reputation for safety and price. The Company competes with large national and multi-national oilfield service companies that have greater financial and other resources than Calfrac. These companies offer a wide range of well stimulation services in all geographic regions in which the Company operates. In addition, Calfrac competes with several regional competitors. As a result of competition, the Company may suffer from a significant reduction in revenue or be unable to pursue additional business opportunities.

SOURCES, PRICING AND AVAILABILITY OF RAW MATERIALS AND COMPONENT PARTS

The Company sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and diesel fuel, and component parts, such as coiled tubing, from a variety of suppliers in North America and Russia. Should Calfrac's current suppliers be unable to provide the necessary raw materials and component parts at a price acceptable to the Company, or otherwise fail to deliver products in the quantities required, any resulting delays in the provision of services could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

GOVERNMENT REGULATIONS

The Company's operations are subject to a variety of federal, provincial, state and local laws, regulations and guidelines, including laws and regulations relating to health and safety, the conduct of operations, taxation, the protection of the environment and the manufacture, management, transportation and disposal of certain materials used in its operations. Calfrac has invested financial and managerial resources to ensure such compliance and expects to continue to make such investments in the future. Such laws or regulations are subject to change and could result in material expenditures that could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. It is impossible for the Company to predict the cost or impact of such laws and regulations on its future operations.

INCOME TAX ATTRIBUTES

The Company has reduced its Canadian income tax liabilities from March 2004 through the end of 2007 by using tax attributes estimated at $220 million for federal income tax purposes and $170 million for provincial income tax purposes arising from the reorganization of Denison Energy Inc. ("Denison"). The Canada Revenue Agency has not audited any of the tax returns in which the above-mentioned tax attributes were used to reduce the incurrence of Canadian current and future income tax liabilities. Once these attributes are fully realized, Canadian income for future periods will be subject to statutory income tax rates in Canada.

OPERATIONAL RISKS

Calfrac's operations are subject to hazards inherent in the oil and natural gas industry such as equipment defects, malfunction and failures, and natural disasters that result in fires, vehicle accidents, explosions and uncontrollable flows of natural gas or well fluids that can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. These hazards could expose the Company to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, pollution and other environmental damages. The Company continuously monitors its activities for quality control and safety, and although Calfrac maintains insurance coverage that it believes to be adequate and customary in the industry, such insurance may not be adequate to cover potential liabilities and may not be available in the future at rates that the Company considers reasonable and commercially justifiable.

REGULATIONS AFFECTING THE OIL AND NATURAL GAS INDUSTRY

The operations of the Company's customers are subject to or impacted by a wide array of regulations in the jurisdictions in which they operate. As a result of changes in regulations and laws relating to the oil and natural gas industry, the Company's customers' operations could be disrupted or curtailed by governmental authorities. The high cost of compliance with applicable regulations may cause customers to discontinue or limit their operations and may discourage companies from continuing development activities. As a result, demand for the Company's services could be substantially affected by regulations adversely impacting the oil and natural gas industry.

FLUCTUATIONS IN FOREIGN EXCHANGE RATES

The Company incurs a significant amount of its expenses in U.S. dollars and these expenditures are directly affected by the Canadian/U.S. dollar exchange rate, which fluctuates over time. Net income from Calfrac's United States operations is denominated in U.S. dollars, so that a decrease in the value of the U.S. dollar will decrease the Canadian dollar amount of net income from U.S. operations. Russian and Mexican revenue is earned in U.S. dollars, but is paid in Russian rubles and Mexican pesos, respectively. Conversion rates of the Russian ruble and the Mexican peso to or from U.S. dollars will also affect the Company's net income. Calfrac also incurs expenses in Russian rubles and Mexican pesos for its operations in those countries.

LIABILITIES OF PRIOR OPERATIONS

The Company transferred the Canadian oil and natural gas assets, mining leases, mining environmental services and related assets and liabilities of Denison to two new public companies that provided indemnities to Calfrac for all claims or losses relating to Denison's prior business, except for matters related to specific liabilities retained by the Company. Despite these indemnities, it is possible that Calfrac may be found responsible for claims or losses relating to the assets and liabilities transferred by Denison and that the claims or losses may not be within the scope of the indemnities or the indemnifying party may lack sufficient financial resources to satisfy its obligations pursuant to the indemnities. Because of the nature of Denison's former operations, these claims or losses could include substantial environmental claims. The Company cannot predict the outcome or ultimate impact of any legal or regulatory proceedings that may relate to Denison's prior ownership or operation of these assets.

GREEK LEGAL PROCEEDINGS

The Company is involved in several legal proceedings with former employees of Denison Mines Inc. relating to the cessation of its oil and natural gas operations in Greece during 1998 and 1999. The Company intends to defend itself against the claims of the former employees; however, the direction and financial consequences of decisions in these proceedings cannot be determined at this time.

MANAGEMENT STEWARDSHIP

The successful operation of the Company's business depends upon the abilities, expertise, judgement, discretion, integrity and good faith of its executive officers, employees and consultants. In addition, the Company's ability to expand its services depends upon its ability to attract qualified personnel as needed. The demand for skilled oilfield employees is high and the supply is limited. If the Company loses the services of one or more of its executive officers or key employees, it may have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

CAPITAL-INTENSIVE INDUSTRY

Calfrac's business plan is subject to availability of additional financing for future costs of operations or expansion that may not be available or may not be available on favourable terms. The Company's activities may also be financed partially or wholly with debt, which may increase its debt levels above industry standards. The level of the Company's indebtedness from time to time could impair its ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise. If the Company's cash flow from operations is not sufficient to fund its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on favourable terms.

FOREIGN OPERATIONS

Some of the Company's operations and related assets are located in countries outside of Canada and the United States, some of which may be considered politically or economically unstable. Activities in such countries may require protracted negotiation with host governments, national oil companies and third parties and are frequently subject to economic and political considerations, such as taxation, nationalization, expropriation, inflation, currency fluctuations, increased regulation and approval requirements, governmental regulation and the risk of actions by terrorist or insurgent groups, any of which could adversely affect the economies of exploration or development projects and the demand for the Company's services, which may have a material adverse effect on its business, financial condition, results of operations and cash flows.

CLIMATE CHANGE INITIATIVES

Canada is a signatory to the United Nations Framework Convention on Climate Change and has adopted the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called greenhouse gases. On April 26, 2007, the Government of Canada released the Regulatory Framework for Air Emissions which outlines proposed new requirements governing the emission of greenhouse gases and industrial air pollutants in accordance with the government's Notice of Intent to Develop and Implement Regulations and Other Measures to Reduce Air Emission released on October 19, 2006. The framework introduces further, but not full, detail on new greenhouse gas and industrial air pollutant limits and compliance mechanisms that will apply to various industrial sectors, including oil and natural gas producers. Future federal legislation, together with provincial emission reduction requirements, such as those in effect in Alberta's Climate Change and Emissions Management Act, may require the reduction of emissions or emissions intensity from the Company's operations and facilities. Mandatory emissions reductions may result in increased operating costs and capital expenditures for oil and natural gas producers, thereby decreasing the demand for the Company's services. The mandatory emissions reductions may also impair the Company's ability to provide its services economically. The Company is unable to predict the impact of current and pending emission reduction legislation on the Company and it is possible that it may have a material adverse effect on its business, financial condition, results of operations and cash flows.

DEMAND FOR OIL AND NATURAL GAS

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil and other liquid hydrocarbons. The Company cannot predict the impact of changing demand for oil and natural gas products, and any major decline may have a material adverse effect on its business, financial condition, results of operations and cash flows.

QUARTERLY RESULTS

(unaudited)

REVENUE 2006
($ MM)


126.0
67.0
115.1
118.3
Q1
Q2
Q3
Q4

NET INCOME 2006
($ MM)


34.6
1.6
19.4
16.9
Q1
Q2
Q3
Q4

CASH FLOW 2006
($ MM)


41.7
7.2
27.6
25.5
Q1
Q2
Q3
Q4

REVENUE 2007
($ MM)


128.5
87.8
129.6
114.5
Q1
Q2
Q3
Q4

NET INCOME 2007
($ MM)


18.8
(0.3)
16.4
3.7
Q1
Q2
Q3
Q4

CASH FLOW 2007
($ MM)


28.8
10.8
28.4
19.6
Q1
Q2
Q3
Q4

QUARTERS ENDED	MAR. 31	JUNE 30	SEPT. 30	DEC. 31	TOTAL
(000s, except per share and unit data)	($)	($)	($)	($)	($)
(unaudited)					
2007					
Revenue	128,507	87,778	129,585	114,450	460,320
Gross margin [1]	38,222	22,095	42,851	28,612	131,779
Net income (loss)	18,777	(303)	16,441	3,653	38,568
Per share – basic	0.52	(0.01)	0.45	0.10	1.06
– diluted	0.52	(0.01)	0.45	0.10	1.06
Cash flow from operations [2]	28,827	10,835	28,398	19,582	87,642
Per share – basic	0.79	0.30	0.78	0.53	2.40
– diluted	0.79	0.30	0.78	0.53	2.40
EBITDA [3]	30,324	14,569	34,107	18,790	97,789
Per share – basic	0.84	0.40	0.94	0.51	2.68
– diluted	0.83	0.40	0.93	0.51	2.68
Capital expenditures	48,521	19,972	11,345	12,101	91,939
Working capital (end of period)	105,549	86,971	99,696	92,156	92,156
Shareholders' equity (end of period)	326,184	321,218	336,858	350,915	350,915
Fracturing spreads (#)					
Conventional fracturing	23	23	24	24	24
Coalbed methane	4	4	4	4	4
Total	27	27	28	28	28
Coiled tubing units (#)	14	15	17	18	18
Cementing units (#)	15	15	16	16	16

1. Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.
2. Cash flow is defined as "funds provided by operations" as reflected in the consolidated statements of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.
3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

QUARTERS ENDED	MAR. 31	JUNE 30	SEPT. 30	DEC. 31	TOTAL
(000s, except per share and unit data)	($)	($)	($)	($)	($)
(unaudited)					
2006					
Revenue	126,010	66,973	115,112	118,322	426,418
Gross margin[1]	49,927	14,446	36,500	34,488	135,362
Net income	34,556	1,569	19,418	16,907	72,450
Per share – basic	0.95	0.04	0.54	0.47	2.00
– diluted	0.94	0.04	0.53	0.46	1.98
Cash flow from operations[2]	41,656	7,208	27,560	25,507	101,932
Per share – basic	1.15	0.20	0.76	0.70	2.81
– diluted	1.13	0.20	0.76	0.70	2.79
EBITDA[3]	42,736	8,761	29,614	28,421	109,533
Per share – basic	1.18	0.24	0.82	0.78	3.02
– diluted	1.16	0.24	0.81	0.78	3.00
Capital expenditures	50,631	36,501	23,931	44,415	155,478
Working capital (end of period)	37,071	28,741	31,158	31,225	31,225
Shareholders' equity (end of period)	271,084	267,559	287,616	303,510	303,510
Fracturing spreads [#]					
Conventional fracturing	18	19	19	21	21
Coalbed methane	4	4	4	4	4
Total	22	23	23	25	25
Coiled tubing units [#]	12	14	14	14	14
Cementing units [#]	9	11	11	13	13

1. Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.
2. Cash flow is defined as "funds provided by operations" as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.
3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

FOURTH QUARTER 2007 PERFORMANCE SUMMARY

For the three months ended December 31, 2007, the Company:

- earned revenue of $114.5 million compared to $118.3 million in the same period of 2006;
- recorded net income of $3.7 million or $0.10 per share (basic) versus $16.9 million or $0.47 per share (basic) in the same period of 2006; and
- realized cash flow from operations before changes in non-cash working capital of $19.6 million or $0.53 per share (basic) compared to $25.5 million or $0.70 per share (basic) in the same period of 2006.

REVENUE

CANADA

Revenue from Canadian operations for the fourth quarter of 2007 decreased by 20 percent to $63.5 million from $79.8 million in the same three-month period of 2006. Canadian fracturing revenue for the quarter totalled $53.8 million, a decrease of 22 percent from the $68.8 million earned in the corresponding quarter of 2006. This decrease was primarily due to lower fracturing activity levels in the deeper basins of western Canada than in the previous year and relatively high activity levels in the CBM and shallow gas regions of Alberta. During the fourth quarter of 2007, the Company completed 1,287 Canadian fracturing jobs for average revenue of $41,806 per job compared to 1,244 jobs for average revenue of $55,295 per job in the same period of 2006. The decline in per job revenues from the previous year was primarily due to significant competitive pricing pressures in the Canadian market and a higher percentage of total activity being derived from CBM fracturing operations.

For the three months ended December 31, 2007, revenue from Canadian coiled tubing operations decreased by 12 percent to $4.6 million from $5.2 million for the same period in 2006. During the fourth quarter of 2007, the Company completed 862 jobs for average revenue of $5,305 per job compared to 1,922 jobs for average revenue of $2,694 per job in 2006. The increase in the average revenue per job was due primarily to higher activity in the deeper, more technically challenging basins of western Canada.

Revenue from Calfrac's cementing operations in the fourth quarter of 2007 was $5.1 million, a 13 percent decrease from the $5.9 million recorded in the fourth quarter of 2006. The Company completed 820 jobs for average revenue of $6,221 per job in the fourth quarter of 2007 compared to 480 jobs for average revenue of $12,234 per job in the same period of 2006. The decrease in the average cementing revenue per job was primarily due to a higher proportion of shallow cementing jobs completed as compared to the prior year's quarter as well as the impact of competitive pricing in western Canada.

UNITED STATES AND MEXICO

During the fourth quarter of 2007, revenue from the Company's United States operations increased by 8 percent to $31.5 million from $29.0 million in the same period of 2006. In Mexico, Calfrac recorded revenue of $1.7 million during the three months ended December 31, 2007. These operations commenced in 2007 and, accordingly, there is no comparable revenue in the 2006 period. The increase in U.S. revenue was due primarily to the commencement of fracturing operations in Arkansas during March 2007 offset by lower activity levels in western and eastern Colorado and a weaker U.S. dollar. On a year-over-year basis, the appreciation of the Canadian dollar negatively impacted reported revenues by approximately

$5.1 million. For the three months ended December 31, 2007, the Company completed 412 U.S. fracturing jobs for average revenue of $74,898 per job compared to 385 jobs for average revenue of $75,427 per job in the fourth quarter of 2006. The lower revenue per job was mainly due to competitive pricing pressures in the Piceance Basin and a stronger Canadian dollar offset slightly by Calfrac's entry into the Arkansas fracturing market during 2007.

RUSSIA

Calfrac's revenue from operations in Russia during the fourth quarter of 2007 increased by 89 percent to $17.9 million from $9.4 million in the same three-month period of 2006, due primarily to a larger equipment fleet and higher fracturing and coiled tubing activity levels offset slightly by a stronger Canadian dollar. If the U.S./Canadian dollar exchange rate for the fourth quarter of 2007 had remained consistent with the same period in 2006, the reported revenue for the Company's Russian operations would have increased by approximately $2.9 million.

GROSS MARGIN

Fourth quarter consolidated gross margin was $28.6 million in 2007, a 17 percent decrease from the $34.5 million recorded in the corresponding period in 2006. As a percentage of revenue, consolidated gross margin was 25 percent in the fourth quarter of 2007 compared to 29 percent in the same period of 2006. The decrease in consolidated gross margin was primarily a result of lower activity levels and competitive pricing pressures in Canada, extremely cold weather in Russia during December 2007, which increased operating costs, and start-up expenses in Mexico, all of which were offset slightly by improved financial results in the United States.

EXPENSES

OPERATING EXPENSES

During the fourth quarter of 2007, operating costs increased by 2 percent to $85.8 million from $83.8 million in the corresponding three-month period of 2006, due primarily to higher levels of activity and broader scale of operations in the United States and Russia as well as start-up expenses related to the Company's new operations in Mexico, all of which were offset by lower activity levels in Canada combined with the impact of a stronger Canadian dollar.

SG&A EXPENSES

SG&A expenses were $8.7 million for the quarter ended December 31, 2007 compared to $7.9 million in the same period of 2006. As a percentage of revenue, SG&A expenses for the fourth quarter of 2007 increased slightly to 8 percent from 7 percent in the same period of 2006. The increase in SG&A expenses during the fourth quarter of 2007 was primarily related to higher administrative costs to support broader worldwide operations partially offset by a reduction in bonus expenses due to lower Company profitability and a weaker U.S. dollar.

INTEREST, DEPRECIATION AND OTHER EXPENSES

The Company recorded net interest expense of $2.3 million for the quarter ended December 31, 2007 compared to $0.7 million in the comparable period of 2006. The higher interest expense in 2007 was mainly related to the issuance of senior unsecured notes in February 2007 for US$135.0 million offset partially by interest earned on the Company's surplus cash.

Depreciation expense in the fourth quarter of 2007 increased by 38 percent to $10.5 million from $7.6 million in the corresponding quarter of 2006 mainly as a result of the Company's larger fleet of equipment operating in North America and Russia.

INCOME TAX

The Company recorded income tax expense of $2.3 million for the quarter ended December 31, 2007 compared to $3.2 million in the same period of 2006. Total income tax expense was lower than in the respective quarter of 2006 primarily due to lower profitability in Canada. During the fourth quarter of 2007, the Company recorded a current tax recovery of $2.2 million compared to an expense of $2.9 million in 2006. Calfrac recorded a future income tax expense of $4.6 million for the three months ended December 31, 2007, compared to $0.3 million in the same quarter of 2006. The effective income tax rate for the three months ended December 31, 2007 was 39 percent compared to 16 percent in the same period of 2006. The increase in total income tax expense and overall rate was a result of a greater proportion of the Company's earnings being generated from the United States, where Calfrac's operations are subject to income tax at full statutory rates.

NET INCOME

During the fourth quarter of 2007, the Company's net income totalled $3.7 million or $0.10 per share (basic), a 78 percent decrease from the $16.9 million or $0.47 per share (basic) recorded in the same quarter of 2006. Net income during the fourth quarter of 2007 decreased as compared to the same period in 2006 primarily as a result of lower gross margin combined with higher depreciation and interest expenses as well as the realization of foreign exchange losses instead of the foreign exchange gains that were recorded in 2006.

CASH FLOW

Cash flow from operations before changes in non-cash working capital for the three months ended December 31, 2007 decreased by 23 percent to $19.6 million or $0.53 per share (basic) from $25.5 million or $0.70 per share (basic) in 2006. The decline in cash flow from operations was mainly due to lower profitability from the Company's Canadian operations.

LIQUIDITY AND CAPITAL RESOURCES

During the fourth quarter of 2007, the Company incurred capital expenditures of $12.1 million compared to $44.4 million in the same three-month period of 2006. The majority of these costs related to the completion of the Company's 2007 capital program, which included the deployment of one coiled tubing unit during the quarter. Calfrac also acquired certain fracturing assets of a Canadian competitor in November 2007 for a total cost of $24.9 million. The purchase price for the acquisition was satisfied through the payment of an aggregate of approximately $13.9 million in cash and the issuance of 597,526 common shares.

At December 31, 2007, the Company also had cash and cash equivalents of $39.1 million. A portion of these funds were invested in short term investments, none of which were exposed to the liquidity issues surrounding asset-backed securities.

OUTLOOK

Calfrac believes that the long-term fundamentals for natural gas prices are strong, but the appreciation of the Canadian dollar during the last year and uncertainty surrounding the proposed new royalty regime in Alberta may negatively affect 2008 drilling activity levels in the Western Canada Sedimentary Basin. The Petroleum Services Association of Canada estimates that 14,500 wells will be drilled during 2008, a decrease of 22 percent from 2007, which was substantially lower than 2006.

The Company anticipates that this significant forecast reduction in activity may lead to increased price competition, higher levels of merger and acquisition activity and a possible consolidation in the Canadian pressure pumping service sector during 2008. Drilling activity in the deeper, more technical areas of northern Alberta and northeast British Columbia as well as the shallow gas regions of southern Alberta are forecast to remain a focus for natural gas producers in the coming year. Additionally, well recompletion activity in 2008 is expected to increase and offset some of the decline in new drilling activity. Calfrac anticipates that the lower levels of activity experienced in the CBM market during 2007 will continue into 2008, but be mitigated somewhat by the Company's long-term contracts.

Overall, strong demand is expected for the Company's services in the United States during 2008 and these operations are expected to continue to be a major driver of the Company's consolidated financial performance. During the fourth quarter of 2007, the Company began to experience stronger competitive pricing pressures throughout its fracturing operations, and these lower pricing levels are expected to remain essentially unchanged in the upcoming year. Natural gas takeaway issues in the Piceance Basin are believed to have been resolved with the commissioning of the Express Pipeline in January 2008. This should lead to significant increases in activity on a year-over-year basis. Drilling activity levels in the Julesburg Basin in 2008 are anticipated to remain comparable with the previous year. Additionally, the Company's growing customer base in Arkansas is expected to result in strong fracturing and cementing activity levels throughout 2008.

In Mexico, Calfrac plans to continue to grow its operations through the start-up phase and improve its financial and operating performance. As well, the Company intends to pursue new opportunities to expand its operating presence within this new geographical market.

Calfrac's Russia operations in 2008 will be supported by two recently signed annual contracts with one of Russia's largest oil and natural gas companies. Consequently, the Company's current equipment fleet of three multi-pumper fracturing spreads and five deep coiled tubing units is expected to be highly utilized throughout 2008. Unlike past years, in which the Company has grown its operating scale through the deployment of additional equipment, in 2008 Calfrac will focus on improving its operating efficiencies to enhance the financial performance of this geographic segment.

In Argentina, Calfrac plans to commence cementing operations early in the second quarter of 2008, anchored by negotiated arrangements with an oil and natural gas company in that country. The Company has redeployed certain cementing equipment from its Canadian operations and has constructed the remaining support equipment locally. This fifth geographical market continues Calfrac's strategy of diversification into new regions that are not dependant upon the natural gas drilling markets of North America.

ADVISORIES

FORWARD-LOOKING STATEMENTS

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including Management's assessment of Calfrac's plans and future operations, certain statements contained in this Annual Report, including statements that contain words such as "anticipates", "can", "may", "expect", "believe", "intend", "forecast", "will", or similar words suggesting future outcomes, are forward-looking statements. These statements include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, trends in the oil and natural gas industry and the Company's growth prospects, including, without limitation, its international growth strategy and prospects. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances. These statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations, such as prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; regional competition; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Further information about these risks and uncertainties may be found under the heading "Risk Factors" in this Annual Report.

Consequently, all of the forward-looking statements made in this Annual Report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.

NON-GAAP MEASURES

Certain measures in this Annual Report do not have any standardized meaning as prescribed under Canadian GAAP, such as gross margin, cash flow from operations, cash flow, cash flow per share (basic), cash flow per share (diluted), EBITDA, EBITDA per share (basic) and EBITDA per share (diluted) and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other entities. These measures have been described and presented in this Annual Report in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this Annual Report as these measures are discussed and presented.

ADDITIONAL INFORMATION

Further information regarding Calfrac Well Services Ltd. can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.

D.R. Ramsay

DOUGLAS R. RAMSAY
President & Chief Executive Officer

February 27, 2008
Calgary, Alberta

TOM J. MEDVEDIC
Senior Vice President, Finance &
Chief Financial Officer

February 27, 2008
Calgary, Alberta

RECEIVED
2008 MAY 30 A 10: 27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CALFRAC WELL SERVICES LTD.

ANNUAL INFORMATION FORM

For the year ended December 31, 2007

March 27, 2008

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

Certain statements contained in this annual information form, including statements that contain words such as "anticipates", "can", "may", "expect", "believe", "intend", "forecast", "will", or similar words suggesting future outcomes, are forward-looking statements. These statements include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, trends in the oil and natural gas industry and the Corporation's growth prospects, including, without limitation, its international growth strategy and prospects. These statements are derived from certain assumptions and analyses made by the Corporation based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances. These statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Corporation's expectations, such as prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; regional competition; and other factors, many of which are beyond the control of the Corporation. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Further information about these risks and uncertainties may be found under the heading "Risk Factors" in this annual information form.

Consequently, all of the forward-looking statements made in this annual information form are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Corporation will be realized, or that they will have the expected consequences or effects on the Corporation or its business or operations. The Corporation assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.

CALFRAC WELL SERVICES LTD.

Calfrac Well Services Ltd. (the "Corporation") was formed under the *Business Corporations Act* (Alberta) on March 24, 2004, by the amalgamation of Denison Energy Inc. ("Denison") and a private corporation known as Calfrac Well Services Ltd. ("CWSL"). On March 8, 2004, Denison completed an arrangement whereby almost all of Denison's assets were transferred to two new corporations, and on March 24, 2004, Denison acquired all of the shares of CWSL, then amalgamated with CWSL and changed its name to Calfrac Well Services Ltd. In this annual information form, references to the Corporation as at dates or for periods prior to March 24, 2004, relate to CWSL as it existed prior to its acquisition by and amalgamation with Denison.

The head office of the Corporation is located at 411 - 8th Avenue S.W., Calgary, Alberta T2P 1E3 and the registered office is located at 4500, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7.

Intercorporate Relationships

The following is an organizational chart of Calfrac Well Services Ltd. and its material subsidiaries as at December 31, 2007, showing each entity's jurisdiction of incorporation, continuation or formation, as applicable, and the Corporation's ownership interest therein.



Calfrac Well Services Ltd. (Alberta)
100%
Calfrac (Canada) Inc. (Alberta)
100%
Calfrac Well Services Corp. (Colorado)
100%
Calfrac Cyprus Limited (Cyprus)
Calfrac de Mexico, SA de CV (Mexico)
North Aegean Petroleum Company E.P.E. (Greece)
0.001%
100%
Prostim Inc. (Alberta)
1%
99%
Calfrac Holdings LP (Delaware)
100%
ZAO CFW Finance (Russia)
Prostim de Mexico, SA de CV (Mexico)
Sea of Thrace Petroleum E.P.E. (Greece)
100%
1361745 Alberta Ltd. (Alberta)
Calfrac (Alberta) ULC (Alberta)
ZAO CWS International (Russia)
Calfrac Well Services (Argentina) S.A. (Argentina)
Calfrac (USA) LLC (Delaware)

GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation was incorporated under the *Business Corporations Act* (Alberta) in June 1999 and commenced operations in August 1999 from its field station in Medicine Hat, Alberta, with a coiled tubing unit. In September 1999, the Corporation acquired its first fracturing spread and successfully completed its first hydraulic fracturing treatment. By December 31, 2001, the Corporation had expanded its fleet of equipment to seven fracturing spreads and six coiled tubing units, and had established field stations in Red Deer and Grande Prairie, Alberta.

In February 2002, the Corporation expanded its operations into the United States by opening a field office in Platteville, Colorado. The establishment of operations at Platteville was the Corporation's first significant presence in the United States. In addition, the Corporation put into operation its eighth and ninth fracturing spreads during the year and in early 2003.

The Corporation completed construction of a coiled tubing unit designed specifically to perform fracturing through coiled tubing in early 2003. In addition, due to the increasing requirement to use coiled tubing units in conventional fracture jobs as well as natural gas from coal, or coalbed methane ("CBM") fracture jobs, the Corporation signed a three-year contract in February 2004 with a major supplier of coiled tubing unit services in Alberta under which the Corporation was granted a right of first call on six coiled tubing units used for fracturing operated by this supplier in 2004 and a right of first call for a maximum of twelve coiled tubing units thereafter, with an option to renew the contract for an additional year on each anniversary of the contract date commencing in February 2006. The Corporation's right of renewal has been exercised twice, most recently in January of 2008, and as a result of such renewals, the term of the contract has been extended to February 15, 2010.

In April 2003, the Corporation entered into a two-year fracturing contract with a major explorer and developer of CBM. In order to satisfy its obligations under this contract, the Corporation developed and commissioned unique fracturing equipment specifically designed to fracture CBM wells, including the first quint nitrogen pumper built for use in the fracturing of CBM by any fracturing company. This equipment was placed into service in February 2004 and was the Corporation's eleventh spread.

In May 2004, the Corporation added a second fracturing spread to its U.S. operations.

On June 1, 2004, the Corporation acquired 70% of the shares of 1108325 Alberta Ltd., which owned all of the shares of Ram Cementers Inc. ("Ram"). At the date of acquisition, the major assets of Ram consisted of one twin and three single pumping units. On February 10, 2005, the Corporation acquired the remaining minority interest in Ram, which was wound up into the Corporation and dissolved.

In the fall of 2004, the Corporation added its thirteenth and fourteenth fracturing spreads. One of these spreads was a combination blender/pumper unit developed primarily to perform sand fracturing in Alberta's southeastern shallow gas wells. This unit can be used to perform fracturing that would traditionally take four individual units, thereby leaving a smaller wellsite footprint, requiring fewer operators and lowering operating and capital costs.

In 2005, the Corporation entered into long-term fracturing contracts with one of the leading oil and natural gas companies operating in western Canada. The contracts resulted in the allocation of three fracturing spreads to this customer for contracted terms of four years and contain minimum work commitments for each spread. One of these spreads is focused on the completion of high rate nitrogen fractures on CBM wells, with the remaining two spreads dedicated to shallow gas activity in southern Alberta. The contracts are consistent with the Corporation's philosophy of maintaining a prescribed level of its equipment fleet operating under long-term commitments.

In June 2005, the Corporation entered into contracts for the supply of two deep coiled tubing units including nitrogen, fluid pumping and related well service equipment to the Russian well service market. The contracted units were put into field service in Western Siberia in the fourth quarter of 2005. The entry into the Russian market signaled an intention by the Corporation to review other supply-based opportunities in Russia with the mandate to grow its Russian operations by diversifying its customer base and expanding its service offerings to include fracturing, acidizing and cementing. Management of the Corporation believes that the demand for Western technology in this developing market, coupled with the extensive Russian well service industry experience that certain of the Corporation's senior executives and management possess, leaves the Corporation well positioned to effectively and profitably operate and grow in this market.

In September 2005, the Corporation opened its Grand Junction operations facility that services both the Piceance Basin of western Colorado and the Uintah Basin of eastern Utah and transferred a deep fracturing spread from Platteville to this new facility. Also in September 2005, the Corporation opened its fourth Canadian district office in Strathmore, Alberta to support the Corporation's CBM fracturing operations in east central Alberta as well as cement operations in southern Alberta.

In 2005, the Corporation added seven fracturing spreads to the 14 fracturing spreads it had operating at the end of 2004. Two of the fracturing spreads were added in the first quarter of 2005, one was added in the second quarter and four were added in the fourth quarter. In 2005, the high rate nitrogen spreads designed for stimulating Canadian CBM wells increased from two to four, conventional sand fracturing spreads in Canada increased from ten to 14 and the U.S. fleet increased from two conventional sand fracturing spreads to three. The Corporation's cementing fleet increased from four pumpers to nine in 2005, and its coiled tubing well servicing fleet remained at eleven.

In 2006, the Corporation completed the construction of a conventional fracturing spread, which was deployed to the Rocky Mountain region of the United States, and a fracturing spread that was deployed to the Russian well service market during the second quarter of 2006. The Corporation also completed the construction of three coiled tubing and two cementing units, which were deployed during the first half of the year. The remaining portion of the capital expenditures related to the 2006 capital program, which included the construction of four additional fracturing spreads, two deep coiled tubing units, six cementing units, high pressure fracturing and nitrogen pumpers, transportation equipment, as well as additional infrastructure required to support the operations of the Corporation. One of the fracturing spreads is operating in the intermediate conventional fracturing market in Alberta and the three remaining fracturing spreads are focused on deeper, more technical markets. Of these fracturing spreads, one is operating in the Canadian market, the second spread was deployed to the United States and the third spread was deployed to the Russian well services market. The majority of the additional equipment became operational late in the fourth quarter of 2006, and the Russian fracturing spread and coiled tubing unit were deployed during the first half of 2007.

In April 2006, the Corporation negotiated a four year take-or-pay contract with a major oil and natural gas operator for a multi pumper high rate deep fracturing spread to be dedicated to the northwestern Alberta/northeastern British Columbia operating area.

In December 2006, the Corporation approved a capital program of $76 million for 2007, which, together with approximately $20 million carried over from 2006, totaled capital expenditures of $96 million for 2007. The majority of the 2007 capital program was focused on supplementing the pumping capacity of the Corporation's existing North American fracturing fleet servicing the deeper basin in Canada, as well as providing the necessary equipment for geographic expansion in the United States. In addition, the 2007 capital program included capital related to the Corporation's expansion in the Russian well service markets as well as the construction of two new coiled tubing units. The 2007 capital program also included additional infrastructure required to support the Corporation's expanding operations. The 2007 capital budget was funded by the Corporation's cash flow and proceeds from the offering of senior notes by Calfrac Holdings LP completed on February 13, 2007, as discussed in greater detail below.

Also in December 2006, the Corporation concluded documentation related to an increase in its available credit facilities to $150.0 million with a syndicate of Canadian chartered banks.

In 2007, the Corporation expanded its U.S. presence into Arkansas as a result of a contract with one of the leading oil and natural gas companies in the United States. The contract, which expires in February of 2011, provides a base level of work commitments for one multi-pumper fracturing spread and further expands the scale of the Corporation's operations in the U.S. for the provision of fracturing services in Arkansas and potentially eastern Oklahoma.

In January 2007, the Corporation commenced operations out of its fifth Canadian district office in Edson, Alberta to principally support its cementing operations in the area, and to provide secondary support to the Grand Prairie and Red Deer conventional fracturing and coiled tubing operations.

On February 13, 2007, Calfrac Holdings LP closed a private offering of US$135.0 million aggregate principal amount of 7.75% Senior Notes due 2015. Fixed interest on the notes is payable on February 15 and August 15 of each year beginning on August 15, 2007. The notes will mature on February 15, 2015. In connection with the issuance of the senior notes, the Corporation reduced its available credit facilities to $90.0 million.

In July 2007, the Corporation was awarded a three-year contract with Pemex Exploracion y Produccion for the provision of hydraulic fracturing services in the Burgos field of northern Mexico. The Burgos field borders the United States along the Rio Grande river, running from Laredo through McAllen, Texas. Calfrac set up a district base in Reynosa, Mexico and began fracturing operations during November of 2007. The equipment required to fulfill the contractual commitments was supplied from Calfrac's existing North American operating fleet. Over the term of the contract, estimated gross revenue is expected to be approximately US$75 million, including subcontracted services.

In November 2007, the Corporation negotiated the acquisition of the fracturing assets of a Canadian competitor for total consideration of $27.6 million. The acquisition closed in two tranches on November 21, 2007 and January 4, 2008. The purchase price for the acquisition was satisfied through the payment of an aggregate of approximately $15.2 million in cash and the issuance of 676,105 common shares. In addition, the Corporation approved a capital program for 2008 of approximately $29 million. This capital program includes the construction of a multi-pumper fracturing spread for the Corporation's U.S. operations, additional pumping capacity for its U.S. and Russian fracturing fleet and new infrastructure to support its expanding international operations.

On January 11, 2008, the Corporation acquired the remaining 70 percent of the common shares of ChemErgy Ltd. ("ChemErgy") that it did not previously own for aggregate consideration of approximately $6.6 million. The purchase price was satisfied through the payment to the vendors of approximately $4.8 million in cash, the transfer of real property previously owned by ChemErgy at a value of approximately $0.5 million and the issuance of 71,581 common shares of the Corporation at a deemed value of approximately $1.3 million. ChemErgy's operations were subsequently wound up into the Corporation's and ChemErgy was dissolved on January 31, 2008. The acquisition of ChemErgy is expected to generate synergies associated with bringing the Corporation's chemical supply and development requirements in-house.

In Argentina, the Corporation plans to commence cementing operations early in the second quarter of 2008, anchored by a negotiated arrangement with a leading oil and natural gas company in that country. The Corporation has redeployed certain cementing equipment from its Canadian operations and constructed the remaining support equipment locally.

BUSINESS OF THE CORPORATION

The Corporation is an independent provider of specialized oilfield services, including fracturing, coiled tubing, cementing and other well stimulation services, which are designed to increase the production of hydrocarbons from wells. The Corporation's operations are focused in western Canada, the United States, Russia and Mexico. The Corporation anticipates commencing cementing operations in Argentina in the second quarter of 2008.

The Corporation has established this leadership in a dynamic market through an expanding geographic network, increased operating fleet and rapidly growing customer base. The Corporation's goal is to safely and efficiently provide the highest degree of expertise, innovation and service to its customers by maintaining its focus on people, equipment and technology with the stability provided by a strong financial foundation. The Corporation's success thus far in achieving this goal is attributable to its ability to meet the needs of its customers by providing superior service and technologies that work in the field, which has led to strong relationships with a number of the world's leading oil and natural gas exploration and production companies.

The Corporation's business is comprised of the following service lines:

Fracturing Services

The principal focus of the Corporation's business is the provision of hydraulic fracturing services to oil and natural gas exploration and production companies. The objective of hydraulic fracturing is to increase the conductivity of an oil or natural gas zone within a reservoir to the wellbore, thus increasing the flow of hydrocarbons, allowing a greater proportion of hydrocarbons to be extracted or produced from that zone. The Corporation provides both conventional hydraulic fracturing and unconventional fracturing to produce natural gas found in coal, also known as CBM fracturing. Deep fracturing is a technically and operationally challenging segment of the fracturing market that is currently experiencing strong growth worldwide. The Corporation has become a leading service provider in the deeper, more technical areas of northern Alberta, northeastern British Columbia, western Colorado and Arkansas by offering innovative equipment, technology solutions and highly trained personnel to execute these difficult projects. The Corporation currently has 18 Canadian fracturing spreads dispersed amongst five facilities located in Grand Prairie, Red Deer, Strathmore, Medicine Hat and Edson, Alberta, six U.S. crews from three facilities located in Platteville and Grand Junction, Colorado and Beebe, Arkansas, one Mexican crew from a facility located in Reynosa, Mexico and three Russian crews from two facilities located in Noyabrsk and Khanty-Mansiysk. For the years ended December 31, 2007 and 2006, fracturing services accounted for 88% of the Corporation's revenue.

Conventional Hydraulic Fracturing Services

The Corporation provides conventional hydraulic fracturing by pumping a viscous fluid with suspended proppant (grains of quartz sand or ceramic material) through the wellbore and into the reservoir zone being stimulated. The pumping pressure causes the zone to fracture and accept the fluid and proppant. The fluid is designed to subsequently break, or lose viscosity, and be driven out of the reservoir zone by its pressure, leaving the proppant suspended in the fracture.

A considerable amount of technology is incorporated into the design of the fracturing fluid, which normally consists of proprietary chemicals that are combined with a base fluid. The final fluid can be gelled, emulsified or foamed and can be preceded by acid. In Canada, most fluids are energized by the introduction of liquid carbon dioxide or nitrogen gas. In addition to the complex chemical technology used for making the fracturing fluid, fracturing involves considerable engineering knowledge and experience to design the fracturing process to maximize the performance of the well. Each fracture is individually designed to take account of the specific temperatures, pressures, formation permeability and reservoir fluids expected in the producing zone in which fracturing will be performed. The Corporation's engineering staff provides technical evaluation and job design recommendations as an integral element of its fracturing service to the customer.

Hydraulic fracturing services involve the use of sophisticated equipment specifically designed and constructed for hydraulic fracturing. A complement or "spread" of equipment required to perform a conventional hydraulic fracturing job normally consists of the following:

- a blender to blend chemicals, base fluid and proppant into specific mixes of fracturing fluids;
- one or more high horsepower fracturing pumpers, with the number dependent upon the pumping pressure and rate required for the fracture; the Corporation has combined the blender, pumper, data van and iron truck into a unique fracturing unit designed for fracturing through coiled tubing and fracturing with foam operations;
- a chemical additive unit to hold and deliver each chemical in controllable quantities in order to blend the fracturing fluid; the Corporation sometimes incorporates this unit into its blenders to increase efficiency and reduce the "footprint" of the spread at a particular well location;
- an iron truck or trailer used for transporting and rigging up the high-pressure lines or "iron" that connect the various components of the fracture spread and wellhead;
- a computer van equipped with monitoring, data recording, satellite communication and remote pumper controls to monitor and control the treatment and also record the data related to each phase of the fracture;
- one or more pumpers to pump the energizer (carbon dioxide or nitrogen); and
- various equipment to transport, store and deliver the proppant and energizer.

The traditional or stage fracture procedure for stimulating a multi zone well involves numerous trips to the well location, with each trip stimulating only one or two of the zones. In recent years, procedures have been developed so that all of the zones for a particular well can be fractured in just one trip to the well location. This procedure, using snubbing units for deeper, more highly pressurized wells and coiled tubing units for shallower wells, involves accessing the target zone up or down the wellbore by raising or lowering tubing and requires the use of specialized tools that can isolate the target zone for treatment. The ability to complete the fracturing services for a multi zone well in one trip to the well location has become increasingly attractive to customers, as it reduces the traffic to the well location and the resulting disturbance to the landowners and allows the well to be brought into production more quickly. In addition, this procedure simplifies the coordination of the logistics of the fracturing completion.

CBM Fracturing Services

The Corporation has identified the market niche of supplying fracturing services to exploration and production companies involved in developing CBM in western Canada as one in which the Corporation seeks to be a leading provider. In Canada, Alberta and British Columbia have vast coal resources, and the first commercial CBM production projects are located in the Horseshoe Canyon formation in south central Alberta.

As a result of the Corporation's extensive involvement in various pilot projects evaluating the viability of CBM production in western Canada, the Corporation, along with its customers, has developed an unconventional method of fracturing multi zone CBM wells by pumping nitrogen gas through coiled tubing at very high rates without the use of proppant, fluid or chemicals.

The Corporation has developed a significant level of expertise and experience in fracturing CBM wells and has become a leading independent provider of hydraulic fracturing services to customers who stimulate CBM wells in Canada. Approximately 1,840 CBM wells were drilled in western Canada in 2007. The Corporation has four fracturing spreads specifically designed to provide high rate nitrogen stimulation services to CBM wells.

Coiled Tubing Services

The Corporation provides coiled tubing services by injecting coiled tubing into wells to perform various well servicing operations. Coiled tubing units are often used together with the appropriate support equipment to pump nitrogen, acid or air into wells in order to remove unwanted solids, gels and fluids from the wellbore and producing zone. Coiled tubing units can also be used to set and remove tools, perform well drillouts and set siphon or velocity strings, which promote the production of natural gas without the accumulation of fluid in the wellbore. Since 1999, the Corporation has successfully developed innovative equipment and treating procedures required to effectively complete coiled tubing assignments, from relatively simple shallow natural gas operations to the high tech, deep natural gas projects. The Corporation's shallow and deep natural gas coiled tubing operations are currently conducted in Canada with 13 units and in Russia with five units. For the years ended December 31, 2007 and 2006, coiled tubing services accounted for 8% and 7% of the Corporation's revenue, respectively.

Cementing Services

Drilling for oil and natural gas involves penetrating numerous geological layers, many of which may be saturated with fresh or salt water, oil, natural gas, or combinations of all three. To accomplish segregation between layers after a hole is drilled, steel casing is run into the bottom of the well and cemented in place. Once the cement has hardened, all of the geological formations that have been penetrated are isolated from each other and the completion of the well can proceed. The Corporation reaffirmed its long term commitment to grow this service line by acquiring the remaining 30% interest in Ram Cementers Inc. in 2005 and subsequently adding new equipment. In the fourth quarter of 2007 the Corporation incorporated a majority owned subsidiary in Argentina to perform cementing services in that jurisdiction. Operations in Argentina are anticipated to commence early in the second quarter of 2008. The Corporation currently operates 12 cementing units stationed throughout Alberta, Canada and two cementing units in Beebe, Arkansas, and plans to operate two twin cementing units out of its operating base in Catriel, Argentina. For the years ended December 31, 2007 and 2006, cementing services accounted for 4% and 5% of the Corporation's revenue, respectively.

Demand for Hydraulic Fracturing Services

Demand for well services in the Corporation's industry is primarily influenced by the level of drilling activity and development by oil and natural gas companies, which, in turn, depends largely on current and anticipated future crude oil and natural gas prices as well as production depletion rates.

Current industry forecasts suggest that demand for oil and natural gas will increase and will be coupled with a flat or declining production curve, which the Corporation believes will result in a continuation of historically high crude oil and natural gas commodity prices. The U.S. Energy Information Administration has forecasted that oil and natural gas consumption will increase in Canada, the United States and worldwide at an average annual rate of 1.2%, 1.0%, and 1.8%, respectively, from 2003 through 2030. Meanwhile, oil and natural gas production is expected to decline in Canada at an average annual rate of 0.8% during the same period. Additionally, oil and natural gas exploration and production companies within the United States and worldwide seem to demonstrate a flat production profile, as, according to the U.S. Energy Information Administration, production of oil and natural gas is expected to increase at an average approximate annual rate of 0.3% and 1.8%, respectively, from 2003 to 2030.

As a result, the Corporation anticipates that oil and natural gas production companies will continue to increase their capital spending in order to respond to an increasing demand for these commodities. According to Baker Hughes rig count data, the average total rig count in the United States increased 43% from 1,156 in 2001 to 1,649 in 2007. Moreover, worldwide average total rig count, excluding Canada and the United States, increased 35% from 745 in 2001 to 1,005 in 2007.

Competitive Strengths

Strategic position in key fracturing markets. The Corporation believes that it is very well positioned in the three most significant fracturing markets in the world: Canada, the United States and Russia, and has made a strategic entry into the Mexican fracturing market through its three-year contract with Pemex Exploracion y Produccion which was announced in July of 2007. The Corporation is one of the leading companies in the Canadian market in providing innovative conventional hydraulic and CBM fracturing services throughout the shallow and unconventional natural gas markets as well as the deeper, more technical areas of the Western Canada Sedimentary Basin. The Corporation continues to expand its presence in the United States, where oil and natural gas exploration and development activity has reached its highest levels since the 1980s. The Corporation now services both the western and eastern slopes of the Rocky Mountains in the United States, including the Piceance and Denver Julesburg Basins, as well as the Fayetteville shale area in Arkansas and the Arkoma basin of eastern Oklahoma, and is well positioned for the growing demand for its services in these regions where fundamentals remain strong. In 2005, the Corporation successfully commenced operations in Russia, the world's third largest fracturing market after the United States and Canada. The Corporation's management team has extensive Russian well service industry experience, which, together with strong demand in this market for Western technology, enhances its position to effectively and profitably operate and grow in this robust market. The entry into the Mexican well service market late in 2007 represents another strategic market which the Corporation believes offers significant growth opportunities. The Corporation intends to exploit such opportunities through the assembly of a strong local management team combined with state-of-the-art equipment, technology and engineering, and expects that this formula, which has been the hallmark of its successes in Canada, the U.S. and Russia, will provide the foundation for growth in Mexico as well. By establishing a presence in each of these key markets, the Corporation believes it is well positioned for significant future global growth.

Field proven technologies and specialty equipment. With a comprehensive fleet of specially designed fracturing, well servicing and cementing units, the Corporation is able to respond quickly to customer demand and new opportunities by mobilizing equipment and personnel to geographic regions as required with minimal time and cost. A considerable amount of technology and engineering expertise is incorporated into the fluid chemistry and the design of fracturing programs. The Corporation has developed proprietary technologies that provide viscosities with minimum additives that optimize proppant placement and enhance fracturing fluid recovery. The Corporation has also developed highly innovative and specially designed field equipment that allows it to combine functions, resulting in less equipment being required at a particular well location, thereby reducing the "footprint" of the equipment. The Corporation has considerable and valuable experience with performing concurrent multi zone hydraulic fractures through coiled tubing rigs or snubbing units, which avoids multiple trips to the well location and brings the well into production faster for its customers, while allowing the Corporation to achieve higher rates of equipment utilization.

Strong relationships with a diversified customer base. The Corporation recognizes that the success of its business is based on high levels of customer satisfaction and strong business relationships. The Corporation has experienced field operations staff that are supported by highly qualified technical personnel, which enable it to develop an understanding of each customer's specific needs, then tailor innovative, practical and cost effective solutions to meet those needs. The Corporation has strong relationships with approximately 300 active customers, comprised of a diverse and balanced mix of large, intermediate and small oil and natural gas exploration and production companies. The Corporation's largest customers include EnCana Corporation, Chesapeake Energy Corporation, Gazpromneft –

Khantyos and Duvernay Oil Corp. For the year ended December 31, 2007, the Corporation's ten largest customers collectively represented 61% of the Corporation's revenue.

Prudent financial management and conservative capital structure. The Corporation's business philosophy places importance on its financial flexibility and the strength of its balance sheet and it operates, finances its growth and manages its capital structure in accordance with this philosophy. Historically, the Corporation has operated with minimal leverage and has tied major initiatives and capital investment with specific contracts. The Corporation's ability to successfully execute a measured and profitable growth strategy is primarily attributable to its adherence to strict operating and financial criteria that include rigorously focusing on the Corporation's core businesses, maintaining an edge over its competition through innovative technologies and equipment, optimizing its assets and securing unique, long term contracts with its customers that minimize the Corporation's financial risk.

Highly experienced and committed senior management team. The Corporation draws on the global experience of its management team to maintain its leading market position and strong relationships with its customers. Members of the Corporation's senior executive management team have up to 30 years of relevant industry experience, with a demonstrated track record. The Corporation believes that their significant experience in and knowledge of the Corporation's specialized business strengthens the Corporation's ability to compete and prudently manage its business throughout industry cycles. The Corporation's board of directors includes members recognized individually for their accomplishments in the fields of energy, law, investment banking and private investment. Key members of the Corporation's senior management team and board of directors own or control approximately 35% of the Corporation's outstanding common shares.

Business Strategy

Service First: Provide the highest degree of expertise and service. Central to the Corporation's business strategy and corporate mission is its goal to safely and efficiently provide the highest degree of expertise, innovation and service to its customers by maintaining the Corporation's focus on people, equipment and technology with the stability provided by a strong financial foundation. To create new value for the Corporation's customers and greater opportunities for its employees, the Corporation continues to strive for operational excellence under its key principle, Service First. From technology investments to customer care to employee achievement, the Corporation seeks to maintain its leadership position as the preferred provider to its customers by delivering the Corporation's services with the highest degree of quality, efficiency and integrity.

Technologies That Work In The Field: Invest in technologically advanced assets and chemistry. The quality of the Corporation's assets and chemistry is fundamental to the viability of a long life, specialized oilfield service company that serves a global market. Hydraulic fracturing operations are constantly improving through advances in technology, which are intended to translate into cost savings and enhanced production for the Corporation's customers. The importance of technology in delivering value added solutions begins in the Corporation's own operations with the ability to share ideas and best practices, support regional and global customers, improve productivity, increase efficiency, reduce environmental impact and drive continuing growth. The Corporation will continue to invest in technology and engineering to maintain its leading market position and serve its customers in innovative and efficient ways.

Service Line Expansion: Expand and diversify the Corporation's products and services. The Corporation has invested heavily in specially designed fracturing, coiled tubing, cementing and other well servicing solutions. Each of these growing service lines offers new opportunities for the Corporation to add value through new innovative technologies and equipment designs that improve operating efficiency, reduce environmental impact, lower finding costs for its clients and deliver results. The Corporation remains focused on adding complementary service lines and maintaining a prescribed level of its equipment fleet operating under long term commitments, thereby helping to minimize localized weather related issues while responding to industry and market conditions, fluctuations in regional activity levels and customer demand. The Corporation expects to continue to diversify its activities so that the Corporation's personnel and equipment can operate at near full capacity year round.

Geographic Expansion: Expand the Corporation's global presence and network. The Corporation believes that through its presence in the world's top fracturing markets, it is well positioned to serve customers in their major operating areas. The Corporation is optimistic about its continuing growth in Canada, the United States and Russia.

In 2008, the Corporation will continue to expand its U.S. operations, as well as internationally with its operations in Mexico and Argentina. The Corporation believes that its established operating bases located in Canada, the United States and Russia, together with its recent entries into Mexico and Argentina, will act as a springboard for its future growth by leveraging off the Corporation's experience, technological advantages and established customer base. Backed by thorough and detailed research, forecasts and market analysis, the Corporation will continue to prudently enhance its geographic footprint through customer driven opportunities in areas it deems to have an advantage either technically or politically.

Internal Expansion: Strengthen the Corporation's Workforce. A significant challenge facing the oilfield service industry today is securing a reliable, qualified and dedicated workforce. Employee development is a vital part of the Corporation's efforts to strengthen its organization and assure that it has the right people in place at the right time. The Corporation has a dedicated facility in Calgary focused on training, research and development that has been staffed with experienced training professionals of various specialties. By providing an environment for ongoing exceptional learning in both the classroom and the field, the Corporation increases productivity, efficiency and performance through its people. The Corporation remains committed to building long term relationships with its employees through continuous training, diverse skills development and incentive programs.

Customers

The Corporation's customer base consists of approximately 300 oil and natural gas exploration and production companies, ranging from large multinational public companies to small private companies. Notwithstanding Calfrac's broad customer base, it has two significant customers that individually accounted for 23 percent and 11 percent of its revenue in the year ended December 31, 2007. The Corporation currently has four multi-year agreements to provide fracturing services to these customers, which expire in February 2009, March 2009, February 2010 and February 2011. Each of these agreements includes a base level of commitments by these customers.

Contracts

Based on the Corporation's expertise in providing hydraulic fracturing services and its strong business relations with its customers, the Corporation has four multi year agreements to provide fracturing services with two customers. As discussed above, these agreements specify a minimum quantity of fracturing services to be provided by the Corporation and expire in stages over the next three years.

The Corporation has two one year contracts with one of the largest oil and natural gas producers in Russia for the provision of fracturing and coiled tubing services.

The Corporation also has a three-year contract with Pemex Exploracion y Produccion for the provision of hydraulic fracturing services in the Burgos field of northern Mexico.

Suppliers

The Corporation sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide, diesel fuel, and component parts, such as coiled tubing, from a variety of suppliers in North America and Russia.

On January 11, 2008, the Corporation acquired the 70% interest in ChemErgy that it did not previously own. Prior to the acquisition, ChemErgy supplied the Corporation with all of the chemicals the Corporation used in its operations and performed research and development for the Corporation on an exclusive basis. The acquisition of ChemErgy secures for the Corporation exclusive control over the proprietary technology developed jointly by the Corporation and ChemErgy during the tenure of the relationship between the two companies.

The Corporation also has a three year contract with an Alberta based oilfield service company for the provision by that company of coiled tubing rigs designed specifically to perform fracturing through coiled tubing. The agreement was signed in February 2004 and includes the option to renew the agreement for an additional year on each upcoming anniversary of the contract, which option was exercised by the Corporation in January of 2008 to extend the contract to February 2010.

Competition

The markets in which the Corporation operates are highly competitive. The Corporation currently operates in Canada, the United States, Russia and Mexico, and anticipates that it will commence operations in Argentina in the second quarter of 2008. In each of these geographic jurisdictions, the Corporation competes against a large number of companies that offer services that overlap and are competitive with the Corporation's services and products. The Corporation's competition includes multinational oilfield service companies as well as regional competitors. The Corporation's major multinational competitors include Schlumberger Ltd., Halliburton Company and BJ Services Company. The Corporation also competes against Trican Well Services Ltd. in Canada, the United States and Russia. In addition, the Corporation competes against a number of smaller and locally oriented businesses in Canada and the United States, which provide products and services similar to the Corporation's.

Regulation

The Corporation operates under the jurisdiction of a number of regulatory bodies that regulate worker safety standards, the handling of hazardous materials and the protection of the environment. Environmental laws and regulations that the Corporation is subject to have become more stringent in recent years and have generally sought to impose greater liability on a larger number of potentially responsible parties. Because the Corporation provides services to companies producing oil and natural gas, it may become subject to claims relating to the release of such substances into the environment.

Currently, the oil and natural gas industry is facing negative public perception regarding the consequences of CBM development on nearby groundwater wells. Although new regulations have been put in place in Canada to restrict fracturing activities to zones below groundwater supplies and to provide for the monitoring of adjacent water wells before and after development activities, these new regulations have not alleviated public concern. Accordingly, negotiating surface rights and obtaining well licenses for CBM development is currently relatively more difficult for the Corporation's customers.

On October 25, 2007, in response to a report authored by the Alberta Royalty Review Panel which called for dramatic changes to Alberta's royalty regime, the Government of Alberta released a report detailing a new framework for conventional petroleum and the oilsands. The new structure is proposed to be in effect January 1, 2009, and the proposed changes are designed to increase the revenues of the Alberta government in 2010 by $1.4 billion in estimated royalties. In January of 2008, following harsh criticism of the plan by energy industry participants and several significant announcements of reductions in capital spending in the province, the government announced that the plan would be amended to address certain "unintended consequences" of the new regime. Although the Corporation has diversified operations in both domestic and international markets outside of Alberta, any material reductions in the capital budgets of the Corporation's clients in Alberta may have a negative effect on the Corporation's business, financial condition, results of operations and cash flows.

Intellectual Property

The Corporation's research and development efforts are focused on providing specific solutions to the challenges experienced by oil and natural gas exploration and production companies when fracturing and stimulating wells. The Corporation's success in hydraulic fracturing has been facilitated by its ability to provide proprietary blends of chemicals that, together with the Corporation's technical expertise and innovative equipment, result in customers' wells being more productive.

The Corporation historically conducted a significant amount of its research and development in conjunction with ChemErgy, which prior to its acquisition by the Corporation was engaged in research and development relating to new systems and chemicals in connection with oilfield services. ChemErgy also supplied chemical products and provided quality control and logistical services for the products supplied. Calfrac retained the majority of the employees of ChemErgy following the acquisition, which employees are experienced in developing technologies to be used in oilfield operations and implementing these procedures in the field. The Corporation and ChemErgy historically undertook whenever possible to protect intellectual property that they developed through joint applications for patent protection, a practice which the Corporation intends to sustain. The Corporation currently has three patents pending or issued on treatment fluids and an isolation tool used to deliver fracturing services.

Facilities and Operating Assets

The Corporation provides hydraulic fracturing and well stimulation services from its corporate head office in Calgary, Alberta, regional offices in Denver, Colorado, Mexico City, Mexico, Buenos Aires, Argentina and Moscow, Russia, and 12 operating bases located in Medicine Hat, Strathmore, Red Deer, Grande Prairie and Edson, Alberta, Platteville and Grand Junction, Colorado, Beebe, Arkansas, Reynosa, Mexico, Catriel, Argentina and Noyabrsk and Khanty Mansiysk in Russia.

As at December 31, 2007, the Corporation was operating 24 conventional fracturing spreads. In addition to the conventional fracturing spreads, it was also operating four CBM fracturing spreads. The Corporation's well servicing equipment includes 17 coiled tubing units and one fracturing through coil rig. The Corporation's cementing equipment consists of 16 cementers.

Employees

As at December 31, 2007, the Corporation had approximately 1,500 employees in its operating regions. None of the Corporation's employees are unionized.

RISK FACTORS

The financial condition and results of operations of the Corporation are subject to the following risk factors:

The Corporation's business depends on the oil and natural gas industry and particularly on the level of exploration and development for North American and Russian oil and natural gas, which is volatile.

The demand, pricing and terms for fracturing, coiled tubing, cementing and other well stimulation services largely depend on the level of exploration and development activity for North American and Russian natural gas and, to a lesser extent, oil. Industry conditions are influenced by numerous factors over which the Corporation has no control, including oil and natural gas prices, expectations about future oil and natural gas prices, the cost of exploring for, producing and delivering oil and natural gas, the decline rates for current production, the discovery rates of new oil and natural gas reserves, available pipeline and other oil and natural gas transportation capacity, weather conditions, political, military, regulatory and economic conditions, and the ability of oil and natural gas companies to raise equity capital or debt financing. A material decline in global oil and natural gas prices or North American and Russian activity levels as a result of any of the above factors could have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

The Corporation is susceptible to seasonal volatility in its operating and financial results due to adverse weather conditions.

The Corporation's financial results are directly affected by the seasonal nature of the North American oil and natural gas industry. The first quarter incorporates most of the winter drilling season when a disproportionate amount of the activity takes place in western Canada. During the second quarter, soft ground conditions typically curtail oilfield activity in all of the Corporation's Canadian operating areas such that many rigs are unable to move due to road bans. This period of spring breakup occurs earlier in southeast Alberta than in northern Alberta and northeast British Columbia. Consequently, the second quarter is normally the Corporation's weakest three month revenue period in western Canada. Additionally, if an unseasonably warm winter prevents sufficient freezing, the Corporation may not be able to access wellsites during the peak winter season and, as a result, its operating results and financial condition may be adversely affected. The demand for fracturing and other well stimulation services may also be affected by severe winter weather in North America and Russia. In addition, during excessively rainy periods in any of the Corporation's operating areas, equipment moves may be delayed, thereby adversely affecting revenues. The volatility in the weather and temperature can therefore create unpredictability in activity and utilization rates, which can have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

The Corporation's customer base is concentrated and loss of a significant customer could cause its revenue to decline substantially.

The Corporation's customer base consists of approximately 300 oil and natural gas exploration and production companies, ranging from large multinational public companies to small private companies. Notwithstanding the Corporation's broad customer base, it has two significant customers that individually accounted for 23% and 11% of its revenue in the year ended December 31, 2007. The Corporation currently has four multi year agreements to provide fracturing services to these customers, which expire in February 2009, March 2009, February 2010 and February 2011. Each of these agreements includes a base level of commitments by these customers. However, there can be no assurance that the Corporation's relationship with these customers will continue, and a significant reduction or total loss of the business from these customers, if not offset by sales to new or existing customers, would have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

The Corporation's industry is intensely competitive.

Each of the markets in which the Corporation participates is highly competitive. To be successful, a service provider must provide services that meet the specific needs of oil and natural gas exploration and production companies at competitive prices. The principal competitive factors in the markets in which the Corporation operates are product and service quality and availability, technical knowledge and experience, reputation for safety and price. The Corporation competes with large national and multinational oilfield service companies that have greater financial and other resources than it does. These companies offer a wide range of well stimulation services in all geographic regions in which the Corporation operates. In addition, the Corporation competes with several regional competitors. As a result of competition, the Corporation may suffer from a significant reduction in revenue or be unable to pursue additional business opportunities.

If the Corporation is unable to obtain raw materials, diesel fuel and component parts from its current suppliers it could have a material adverse effect on its business.

The Corporation sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and diesel fuel, and component parts, such as coiled tubing, from a variety of suppliers in North America and Russia. Should the Corporation's current suppliers be unable to provide the necessary raw materials and component parts at a price acceptable to the Corporation, or otherwise fail to deliver products in the quantities required, any resulting delays in the provision of services could have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

The Corporation is subject to extensive government regulations that may require it to take actions that will adversely affect its results of operations.

The Corporation's operations are subject to a variety of federal, provincial, state and local laws, regulations and guidelines, including laws and regulations relating to health and safety, the conduct of operations, taxation, the protection of the environment and the manufacture, management, transportation and disposal of certain materials used in its operations. The Corporation has invested financial and managerial resources to ensure such compliance and expects to continue to make such investments in the future. Such laws or regulations are subject to change and could result in material expenditures that could have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows. It is impossible for the Corporation to predict the cost or impact of such laws and regulations on its future operations.

The tax attributes available for use by the Corporation have not been audited by governmental authorities and are almost fully utilized.

The Corporation has reduced its Canadian income tax liabilities from March 2004 through the end of 2007 by using tax attributes estimated at $220 million for federal income tax purposes and $170 million for provincial income tax purposes arising from the reorganization of Denison. The Canada Revenue Agency has not audited any of the tax returns in which the above mentioned tax attributes were used to reduce the incurrence of Canadian current and future income tax liabilities. Once these attributes are fully realized, Canadian income for future periods will be subject to statutory income tax rates in Canada.

The Corporation's operations are subject to hazards inherent in the oil and natural gas industry.

The Corporation's operations are subject to hazards inherent in the oil and natural gas industry, such as equipment defects, malfunction and failures, and natural disasters that result in fires, vehicle accidents, explosions and uncontrollable flows of natural gas or well fluids that can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. These hazards could expose the Corporation to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, pollution and other environmental damages. The Corporation continuously monitors its activities for quality control and safety, and although the Corporation maintains insurance coverage that it believes to be adequate and customary in the industry, such insurance may not be adequate to cover potential liabilities and may not be available in the future at rates that the Corporation considers reasonable and commercially justifiable.

Demand for the Corporation's services may be adversely impacted by regulations affecting the oil and natural gas industry.

The operations of the Corporation's customers are subject to or impacted by a wide array of regulations in the jurisdictions in which they operate. As a result of changes in regulations and laws relating to the oil and natural gas industry, the Corporation's customers' operations could be disrupted or curtailed by governmental authorities. The high cost of compliance with applicable regulations may cause customers to discontinue or limit their operations and may discourage companies from continuing development activities. As a result, demand for the Corporation's services could be substantially affected by regulations adversely impacting the oil and natural gas industry.

Fluctuations in currency exchange rates could adversely affect the Corporation's business.

The Corporation incurs a significant amount of its expenses in U.S. dollars and these expenditures are directly affected by the Canadian/U.S. dollar exchange rate, which fluctuates over time. Net income from the Corporation's U.S. operations is denominated in U.S. dollars, so that a decrease in the value of the U.S. dollar will decrease the Canadian dollar amount of net income from U.S. operations. Russian and Mexican revenue is earned in U.S. dollars, but is paid in Russian rubles and Mexican pesos, respectively. Conversion rates of the Russian ruble and the Mexican peso to or from U.S. dollars will also affect the Corporation's net income. The Corporation also incurs expenses in Russian rubles and Mexican pesos for its operations in those countries.

The Corporation may become subject to claims or liabilities relating to its transaction with Denison.

From time to time, there may be legal proceedings pending or threatened against the Corporation relating to the business of Denison prior to its reorganization and subsequent acquisition of the Corporation. In March 2004, the Canadian petroleum and natural gas assets and the mining leases, mining environmental services and related assets and liabilities of Denison were transferred to two new corporations that provided indemnities to the Corporation for all claims or losses relating to Denison's prior business, except for matters related to specific liabilities retained by the Corporation. Despite these indemnities, it is possible that the Corporation may be found responsible for claims or losses relating to the assets and liabilities transferred by Denison and that the claims or losses may not be within the scope of the indemnities or the indemnifying party may lack sufficient financial resources to satisfy its obligations pursuant to the indemnities. Because of the nature of Denison's former operations (oil and natural gas exploration and production, mining and environmental services), these claims and losses could include substantial environmental claims. The Corporation cannot predict the outcome or ultimate impact of any legal or regulatory proceedings that may relate to Denison's prior ownership or operation of assets.

The Corporation is subject to several legal actions in Greece relating to the operations of Denison and is unable to predict the consequences of these actions.

The Corporation is involved in several legal proceedings with former employees of Denison Mines Inc. relating to the cessation of its oil and natural gas operations in Greece during 1998 and 1999. The Corporation intends to defend itself against the claims of the former employees; however, the direction and financial consequences of decisions in these proceedings cannot be determined at this time.

The Corporation's executive officers and key employees are critical to its business and these individuals may not remain with the Corporation in the future.

The successful operation of the Corporation's business depends upon the abilities, expertise, judgment, discretion, integrity and good faith of its executive officers, employees and consultants. In addition, the Corporation's ability to expand its services depends upon its ability to attract qualified personnel as needed. The demand for skilled oilfield employees is high and the supply is limited. If the Corporation loses the services of one or more of its executive officers or key employees, it may have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

The Corporation's business is capital intensive and it may not be able to finance future growth or expansion of its operations.

The Corporation's business plan is subject to the availability of additional financing for future costs of operations or expansion that may not be available, or may not be available on favourable terms. The Corporation's activities may also be financed partially or wholly with debt, which may increase its debt levels above industry standards. The level of the Corporation's indebtedness from time to time could impair its ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise. If the Corporation's cash flow from operations is not sufficient to fund its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on favourable terms.

The Corporation's foreign operations will expose it to risks from abroad, which could negatively affect its results of operations.

Some of the Corporation's operations and related assets are located in countries outside of Canada and the United States, some of which may be considered to be politically and economically unstable. Activities in such countries may require protracted negotiations with host governments, national oil companies and third parties and are frequently subject to economic and political considerations, such as taxation, nationalization, expropriation, inflation, currency fluctuations, increased regulation and approval requirements, governmental regulation and the risk of actions by terrorist or insurgent groups, any of which could adversely affect the economics of exploration or development projects and the demand for the Corporation's services, which may have a material adverse effect on its business, financial condition, results of operations and cash flows.

The Kyoto Protocol has come into effect and the Corporation is unable to predict the impact of the Kyoto Protocol on its operations.

Canada is a signatory to the United Nations Framework Convention on Climate Change and has adopted the Kyoto Protocol established thereunder to set legally binding targets to reduce nation wide emissions of carbon dioxide, methane, nitrous oxide and other so called greenhouse gases. On April 26, 2007 the Government of Canada released the Regulatory Framework for Air Emissions which outlines proposed new requirements governing the emission of greenhouse gases and industrial air pollutants in accordance with the government's Notice of Intent to Develop and Implement Regulations and Other Measures to Reduce Air Emission released on October 19, 2006. The framework introduces further, but not full, detail on new greenhouse gas and industrial air pollutant limits and compliance mechanisms that will apply to various industrial sectors, including oil and natural gas producers. Future federal legislation, together with provincial emission reduction requirements, such as those in effect in Alberta's Climate Change and Emissions Management Act, may require the reduction of emissions or emissions intensity from the Corporation's operations and facilities. Mandatory emissions reductions may result in increased operating costs and capital expenditures for oil and natural gas producers, thereby decreasing the demand for the Corporation's services. The mandatory emissions reductions may also impair the Corporation's ability to provide its services economically. The Corporation is unable to predict the impact of current and pending emission reduction legislation on the Corporation and it is possible that it may have a material adverse effect on its business, financial condition, results of operations and cash flows.

Conservation measures and technological advances could reduce demand for oil and natural gas.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil and other liquid hydrocarbons. The Corporation cannot predict the impact of changing demand for oil and natural gas products, and any major decline may have a material adverse effect on its business, financial condition, results of operations and cash flows.

MARKET FOR SECURITIES

The Corporation's common shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "CFW". The following table sets forth the monthly price ranges and volumes of trading of the common shares on the TSX during 2007.

Period	High $	Low $	Volume
January	22.10	18.70	2,940,192
February	19.49	18.01	2,787,617
March	19.49	17.17	3,421,777
April	23.25	18.83	2,321,631
May	25.58	20.66	2,424,724
June	23.91	20.76	2,773,337
July	21.50	17.61	3,342,266
August	21.00	17.01	2,717,050
September	23.10	19.37	2,181,073
October	22.79	19.76	1,574,355
November	21.50	18.86	1,368,136
December	19.21	16.00	1,779,201

DESCRIPTION OF COMMON SHARES

The holders of common shares are entitled to receive notice of, and to one vote per share at, every meeting of shareholders of the Corporation, to receive such dividends as the board of directors declares, and to share equally in the assets of the Corporation remaining upon the liquidation of the Corporation after the creditors of the Corporation have been satisfied.

CREDIT RATINGS

Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities, as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

The following table outlines the credit ratings received by the Corporation in connection with the issuance by Calfrac Holdings LP of senior notes on February 13, 2007.

	Standard & Poor's Ratings Services ("S&P")	Moody's Investors Service ("Moody's")
Corporate Credit Rating	B+	Ba3
Calfrac Holding LP Senior Unsecured Debt	B+	B1
Outlook	Stable	Stable

S&P's long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of B+ by S&P represents the sixth highest of ten categories and indicates that the obligor is more vulnerable to nonpayment than obligors in higher-rated categories, but currently has the capacity to meet its financial commitment on an obligation, although adverse business, financial or economic conditions are considered likely to impair the obligor's capacity or willingness to meet its financial commitment on an obligation. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category. The stable outlook implies that the rating is not likely to change.

Moody's long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Ratings of Ba3 and B1 by Moody's are the fifth and sixth highest of nine categories, respectively. Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk. Obligations rated B are considered speculative and are subject to high credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

DIVIDENDS

The Corporation adopted a semi-annual dividend policy in May 2005, and an initial dividend of $0.05 per share was paid on June 15, 2005. Additional dividends in the amount of $0.05 per share were paid on January 12 and June 15 of 2006, on January 5 and July 19 of 2007 and on January 9, 2008. The payment of any dividend is at the discretion of the board of directors and depends on the financial condition of the Corporation and other factors.

DIRECTORS AND OFFICERS

The following table sets forth information with respect to the directors and executive officers of the Corporation.

Name and Residence	Position with the Corporation	Director Since	Principal Occupation During the Last Five Years
Ronald P. Mathison [1][2] Alberta, Canada	Chairman of the Board and a Director	March 8, 2004 [5]	President, Matco Investments Ltd. (a private investment company).
Douglas R. Ramsay[4] Alberta, Canada	President and Chief Executive Officer and a Director	March 24, 2004	President and Chief Executive Officer of the Corporation. Prior to March 24, 2004, President and Chief Executive Officer of CWSL.
Gordon A. Dibb Alberta, Canada	Chief Operating Officer		Chief Operating Officer since April 24, 2006. From January 28, 2004 until September 1, 2007, Executive Vice President and, prior to December 14, 2004, Chief Financial Officer of the Corporation. Prior to March 24, 2004, Vice President and Chief Financial Officer of CWSL.
Tom J. Medvedic Alberta, Canada	Senior Vice President, Finance and Chief Financial Officer		Chief Financial Officer since December 14, 2004 and Senior Vice President, Finance since September 1, 2007. Prior thereto, Vice President, Finance of the Corporation from July 12, 2004 and prior thereto, Treasurer of Ensign Resource Service Group Inc.

Name and Residence	Position with the Corporation	Director Since	Principal Occupation During the Last Five Years
Donald R. Battenfelder Alberta, Canada	President, Canadian Operating Division		President, Canadian Operating Division since September 1, 2007. Prior thereto, Vice President, Operations of the Corporation since January 28, 2004, and prior thereto, Manager, Operations of the Corporation.
James S. Blair (3)(4) Alberta, Canada	Director	May 8, 2002 (5)	President and Chief Executive Officer of Glenogle Energy Inc. (a private oil and gas exploration and development company). Prior thereto, Chairman and Chief Executive Officer, ExAlta Energy Inc. (a public oil and gas exploration and development company) from 2002 to January 2008.
Dwight M. Bobier Alberta, Canada	Senior Vice President, Technical Services		Senior Vice President, Technical Services since September 1, 2007. Prior thereto, Vice President, Technical Services.
Stephen T. Dadge Alberta, Canada	Senior Vice President, Corporate Services		Senior Vice President, Corporate Services since September 1, 2007. Prior to September 1, 2007, Vice President, Corporate Services since January 28, 2004, and prior thereto, Manager, Corporate Services.
Gregory S. Fletcher (1)(2) Alberta, Canada	Director	May 8, 2002 (5)	President, Sierra Energy Inc. (a private energy company).
John L. Grisdale Colorado, United States	President, Canadian Operating Division		President, United States Operating Division since September 1, 2007. Prior to September 1, 2007, Vice President, Business Development since January 28, 2004, and prior thereto, Manager, Sales.
Martin A. Lambert (3)(4) Alberta, Canada	Director	March 8, 2004 (5)	Managing Director, Matco Capital Ltd. (a private investment company).
B. Mark Paslawski Alberta, Canada	Vice President, General Counsel and Corporate Secretary		Vice President, General Counsel and Corporate Secretary since January 1, 2008. Prior to January 1, 2008, General Counsel of the Corporation since September 4, 2008. Prior thereto, Associate, Bennett Jones LLP (barristers and solicitors).
Robert L. Sutherland Alberta, Canada	President, Russian Operating Division		President, Russian Operating Division since September 1, 2007. Prior to September 1, 2007, Division Manager, Russia since September 8, 2004. Prior thereto, Operations Manager, Russia, BJ Services Company (a public oil and gas services company).
R.T. (Tim) Swinton (1)(2) Alberta, Canada	Director	March 24, 2004	President, Western Provinces Resources Ltd. (a private investment company).

Notes:

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Corporate Governance and Nominating Committee.

(4) Member of the Health, Safety and Environment Committee.

(5) Service prior to March 24, 2004, was as a director of Denison.

(6) Each director holds office until the close of the annual meeting to be held on May 12, 2008.

As at March 27, 2007, the directors and executive officers of the Corporation beneficially owned, or controlled and directed, directly or indirectly, an aggregate of 13,312,977 common shares, representing approximately 35% of the 37,686,306 issued and outstanding common shares.

LEGAL PROCEEDINGS

As a result of the acquisition and amalgamation with Denison in 2004, the Corporation assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which Denison participated terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of former employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation amounting to approximately $12.4 million was due to the former employees. The Company appealed this decision to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and has sent the matter back to the Athens Court of Appeal for the consideration of damages. On February 12, 2008 the scheduled hearing date for the appeal was postponed until June 3, 2008 to enable counsel to the Company to seek a judicial order entitling the Company to obtain certain employment information in respect of the plaintiffs which is required in order to assess the extent to which the plaintiffs have mitigated any damages which may otherwise be payable. The Corporation intends to vigorously defend the appeal decision before the Athens Court of Appeal both in relation to the merits of the plaintiffs' case as well as in respect of the quantum of any damages which may be awarded. In the event that an adverse ruling is issued by the Court of Appeal, the Corporation intends to assess its rights of appeal to the Supreme Court of Greece as well as any other levels of court in any jurisdiction where such an appeal is warranted.

Several other smaller groups of former employees have filed similar lawsuits in various courts in Greece. One of these lawsuits was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded damages of approximately $50,000 before interest. The Corporation has appealed this decision, but no date has been set for the hearing of such appeal. Another one of the lawsuits was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons related to improper service. The remaining action has been postponed indefinitely pending the outcome of the lawsuit involving the largest group of plaintiffs discussed above.

The direction and financial consequence of the potential decisions in these actions cannot be determined at this time.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Corporation's common shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta, and Toronto, Ontario.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP has prepared the auditor's report on the consolidated financial statements of the Corporation for the year ended December 31, 2007. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Corporation's Audit Committee charter sets out the committee's purpose, organization, duties and responsibilities. A copy of the charter is attached hereto as Appendix "A".

Composition of Audit Committee

The Corporation's Audit Committee is comprised of Ronald P. Mathison, Gregory S. Fletcher and R.T. (Tim) Swinton, all of whom are financially literate and independent, as such terms are defined in Multilateral Instrument 52-110 – Audit Committees ("MI 52-110").

Relevant Education and Experience

Ronald P. Mathison

Mr. Mathison is one of the Corporation's founders and has served as a member of its board of directors and as Chairman since the Corporation's formation in 1999. Mr. Mathison is the President and Chief Executive Officer of Matco Investments Ltd. and Matco Capital Ltd., private investment firms which specialize in the restructuring of financially troubled companies as well as providing capital and management expertise to such companies. Mr. Mathison has extensive experience in restructuring and financing corporations in both the public and private markets. Until October 2000, Mr. Mathison was a director of Peters & Co. Limited, an investment firm specializing in the oil and natural gas industry, and prior to 1999 was also a principal of Peters & Co. Limited's corporate finance department. Prior thereto, Mr. Mathison and two other individuals formed the nucleus of Peters & Co. Capital, a private merchant banking entity that is widely associated with numerous successful restructurings of oil and natural gas exploration and production companies and oilfield service companies. Mr. Mathison received a B.Comm. (Honours) from the University of Manitoba in 1979 and obtained his Chartered Accountant designation in 1982. Mr. Mathison also holds the designation of Chartered Business Valuator, obtained in 1989, and of Chartered Financial Analyst, obtained in 1990.

Gregory S. Fletcher

Mr. Fletcher has served as a member of the Corporation's board of directors since May 2002. Mr. Fletcher is an independent businessman involved in the oil and natural gas industry in western Canada. He has considerable business experience in the junior sector of the oil and natural gas industry and is currently President of Sierra Energy Inc., a private oil and natural gas company that he founded in 1997. From June 1998 to May 1999, he was also President, Chief Executive Officer and a director of Canadian Conquest Exploration Inc. and prior to 1997 he was President, Chief Executive Officer and a director of Aztec Resources Ltd. Mr. Fletcher is also a director of the general partner of Diamond Energy Services LP, a private oilfield service limited partnership, Peyto Energy Trust, a public oil and natural gas income trust, and a director of Total Energy Services Ltd., a wholly owned subsidiary of Total Energy Services Trust, a public oilfield service trust. In these roles, Mr. Fletcher has acquired significant experience and exposure to accounting and financial reporting issues. Mr. Fletcher holds a BSc. in geology from the University of Calgary.

R.T. (Tim) Swinton

Mr. Swinton has served as a member of the Corporation's board of directors since March 2004. Mr. Swinton is the President of Western Provinces Resources Ltd., a private investment company. He has considerable business experience in the junior and service sectors of the oil and natural gas industry in western Canada. From 1999 to 2001, he was the Executive Chairman of IPEC Ltd., a Canadian pipeline and oilfield construction company. Prior thereto, Mr. Swinton was Chairman and Chief Executive Officer of Kenting Energy Services Inc., and Chairman, President and Chief Executive Officer of EnServ Corporation. Mr. Swinton has also served on the boards of directors of a number of energy services and other energy-related public companies, including Koch Pipelines Canada Limited, Enserco Energy Service Company Inc. and Anderson Exploration Ltd. In these roles, Mr. Swinton has acquired significant experience and exposure to accounting and financial reporting issues. Mr. Swinton holds a B.A. in Economics from York University and a Masters of Business Administration from York University.

Pre-Approval Policies and Procedures

The Corporation's Audit Committee mandate requires the Audit Committee to pre-approve all non-audit services to be provided to the Corporation or any of its subsidiary entities by the Corporation's external auditor or the external auditor of the Corporation's subsidiary entities, provided that the Audit Committee may satisfy the pre-approval requirement by either delegating to one or more members of the Audit Committee the authority to pre-approve non-audit services or adopting specific policies and procedures for the engagement of non-audit services.

External Audit Fees by Category

PricewaterhouseCoopers LLP has served as the Corporation's external auditor since its formation in 1999. The following table lists the fees paid to PricewaterhouseCoopers LLP, by category, for the last two fiscal years.

	Year Ended	
	December 31, 2006	**December 31, 2007**
Audit fees	$95,000	$145,000
Audit-related fees	35,200	197,100
Tax-related fees	218,100	499,800
All other fees	-	-
Total fees	$348,300	$841,900

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation's annual financial statements or services provided in connection with statutory and regulatory filings or engagements and the review of the Corporation's interim financial statements.

Audit-related Fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual and interim financial statements and are not reported under the audit fees item above. These services included quarterly reviews of interim financial statements, audit services related to issuances by the Corporation of debt and equity, the review of incentive bonus calculations as well as accounting consultations and advice relating to variable interest entities, lease accounting and accounting for future income taxes.

Tax-related Fees

Tax-related fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services consisted of tax compliance including the review of original and amended tax returns, tax planning and advisory services relating to common forms of taxation including income tax, large corporations tax, goods and services tax, sales tax and tax consulting related to employee benefit programs, as well as tax advice and tax planning related to issuances by the Corporation of debt and equity and its recent international initiatives.

All Other Fees

All other fees were paid for products or services other than the audit fees, audit-related fees and tax fees described above.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, principal holders of the Corporation's securities and securities authorized for issue under equity compensation plans, is contained in the Corporation's management information circular for the annual meeting of shareholders held on May 9, 2007. Additional financial information is provided in the Corporation's comparative financial statements and management's discussion and analysis for the year ended December 31, 2007.

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com .

APPENDIX "A"

CALFRAC WELL SERVICES LTD.

AUDIT COMMITTEE CHARTER

1. **Calfrac Audit Committee**: The board of directors (the "Board") of Calfrac Well Services Ltd. ("Calfrac") shall appoint an audit committee (the "Committee") that shall have the mandate and responsibilities set out in this charter.

2. **Membership**: The Committee shall be constituted as follows.

   (a) The Committee shall be composed of not less than three members.

   (b) All members of the Committee shall be independent within the meaning set forth in Multilateral Instrument 52-110 – Audit Committees ("MI 52-110").

   (c) Each member of the Committee shall be financially literate, as defined in MI 52-110. At the date of adoption of this charter, a member is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Calfrac's financial statements.

   (d) Members shall be appointed annually from among members of the Board. A member of the Committee shall cease to be a member of the Committee upon ceasing to be a director of Calfrac.

3. **Mandate**: The mandate of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to

   (a) Calfrac's financial statements and other financial information disclosed by Calfrac to the public,

   (b) Calfrac's compliance with legal and regulatory requirements, and

   (c) the performance of Calfrac's external auditor.

   The external auditor shall report directly to the Committee but is ultimately accountable to the Board, which has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditor (or to nominate the external auditor to be appointed by the shareholders of Calfrac).

4. **Oversight Responsibility**: Subject to the powers and duties of the Board and in addition to any other duties and responsibilities assigned to the Committee from time to time by the Board, the Committee shall have responsibility for overseeing

   (a) the accounting and financial reporting processes of Calfrac, and

   (b) audits of the financial statements of Calfrac.

5. **Specific Duties and Responsibilities**: The Committee shall meet with the external auditor and the senior management of Calfrac to review all financial statements of Calfrac that require approval by the Board and shall have authority and responsibility for the following matters.

   (a) Review Calfrac's financial statements, management's discussion and analysis of financial condition and results of operations ("MD&A") and interim earnings press releases before Calfrac publicly discloses this information.

(b) Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for Calfrac, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(c) Review annually and recommend to the Board

(i) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for Calfrac, and

(ii) the compensation of the external auditor.

(d) Discuss with the external auditor

(i) the scope of the audit, in particular the external auditor's view of Calfrac's accounting principles as applied in the financial statements in terms of disclosure quality and evaluation methods, inclusive of the clarity of Calfrac's financial disclosure and reporting, degree of conservatism or aggressiveness of Calfrac's accounting principles and underlying estimates, and other significant decisions made by management in preparing the financial statements reviewed by the external auditor,

(ii) significant changes in Calfrac's accounting principles, practices or policies, and

(iii) new developments in accounting principles, reporting matters or industry practices that may materially affect Calfrac.

(e) Review with the external auditor and Calfrac's senior management the results of the annual audit regarding

(i) the financial statements,

(ii) MD&A and related financial disclosure contained in continuous disclosure documents,

(iii) significant changes, if any, to the initial audit plan,

(iv) accounting and reporting decisions relating to significant current year events and transactions,

(v) the management letter, if any, outlining the external auditor's findings and recommendations, together with management's response, with respect to internal controls and accounting procedures, and

(vi) any other matters relating to the conduct of the audit, including such other matters as should be communicated to the Committee under generally accepted auditing standards.

(f) Subject to the Board assuming such responsibility from time to time, review, discuss with Calfrac's senior management and, if requested by the Board, the external auditor, and approve

(i) the interim financial statements and interim MD&A of Calfrac, and

(ii) any other matters, including all press releases, relating to the interim financial statements and interim MD&A, including any significant adjustments, management judgements or estimates and new or amended accounting policies.

(g) Receive from the external auditor a formal written statement delineating all relationships between the external auditor and Calfrac, consider whether the advisory services performed by the external auditor during the course of the year have affected its independence, and ensure that no relationship or service between the external auditor and Calfrac is in existence that may affect the objectivity and independence of the external auditor or recommend appropriate action to ensure the independence of the external auditor.

(h) Pre-approve all non-audit services to be provided to Calfrac or its subsidiaries by the external auditor or the external auditor of Calfrac's subsidiaries, provided that the Committee may satisfy the pre-approval requirement either by delegating to one or more members of the Committee the authority to pre-approve non-audit services or by adopting specific policies and procedures for the engagement of non-audit services.

(i) Satisfy itself that adequate procedures are in place for the review of Calfrac's disclosure of financial information extracted or derived from Calfrac's financial statements, other than the public disclosure referred to in subsection (a) above, and periodically assess the adequacy of those procedures.

(j) Review with the external auditor the adequacy of management's internal control over financial reporting and management information systems, discuss with management and the external auditor any significant risks and exposures to Calfrac that may have a material adverse effect on Calfrac's financial statements, and review with the external auditor the efforts of management to mitigate such risks and exposures.

(k) Present a report to the Board regarding Calfrac's audited financial statements for each fiscal year and indicate in that report whether

(i) management has reviewed Calfrac's audited financial statements with the Committee, including a discussion of the quality of the accounting principles applied and significant judgments affecting the financial statements,

(ii) the external auditor and the Committee have discussed the external auditor's judgments of the quality of the accounting principles applied and the judgments made with respect to Calfrac's financial statements,

(iii) the Committee has, without the presence of management or the external auditor, considered and discussed all the information disclosed to the Committee by Calfrac's management and the external auditor, and

(iv) in reliance on review and discussions conducted with senior management and the external auditor, the Committee believes that Calfrac's financial statements are fairly presented in conformity with generally accepted accounting principles in all material respects and that the financial statements fairly reflect the financial condition of Calfrac.

(l) Establish procedures for

(i) the receipt, retention and treatment of complaints received by Calfrac regarding accounting, internal accounting controls, or auditing matters, and

(ii) the confidential, anonymous submission by employees of Calfrac of concerns regarding questionable accounting or auditing matters.

(m) Review and approve Calfrac's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor.

(n) Review annually and report to the Board on the adequacy of the Committee's charter.

6. **Administrative Matters**: The following provisions shall apply to the Committee.

(a) The quorum for meetings of the Committee shall be two members thereof. Business may be transacted by the Committee at a meeting of its members at which a quorum is present or by a resolution in writing signed by all the members of the Committee.

(b) Any member of the Committee may be removed or replaced at any time by the Board. If a vacancy exists on the Committee, the remaining members may exercise all of the powers of the Committee so long as a quorum remains. Subject to the foregoing, each member of the Committee shall hold office until the close of the next annual meeting of shareholders following the date of appointment as a member or until a successor is duly appointed.

(c) The Committee may invite such officers, directors and employees of Calfrac and other persons as it may see fit from time to time to attend at meetings of the Committee and to assist thereat in the discussion of matters being considered by the Committee. The external auditor is to appear before the Committee when requested to do so by the Committee.

(d) The Committee shall determine the time and place at which the Committee meetings shall be held and the procedure for calling and conducting business at such meetings, having regard to the by-laws of Calfrac.

(e) The chair of the Committee shall preside at all meetings of the Committee. In the absence of the chair, the members of the Committee present at a meeting shall appoint one of those members to act as chair for that particular meeting.

(f) Notice of meetings of the Committee may be given to the external auditor and shall be given in respect of meetings relating to the annual financial statements. Upon the request of the external auditor, the chair of the Committee shall convene a meeting of the Committee to consider any matters that the external auditor indicates should be brought to the attention of the directors of Calfrac.

(g) The Committee shall report to the Board on such matters and questions relating to the financial position of Calfrac or any subsidiaries of Calfrac as the Board may from time to time refer to the Committee.

(h) The members of the Committee shall, for the purpose of performing their duties, have the right to inspect all the books and records of Calfrac and its subsidiaries, and to discuss such books and records as are in any way related to the financial position of Calfrac with the officers, employees and external auditor of Calfrac and its subsidiaries.

(i) Minutes of Committee meetings shall be recorded and maintained. The chair of the Committee shall report to the Board on the activities of the Committee and the minutes of Committee meetings will be promptly circulated to the directors who are not members of the Committee or, if that is not practicable, shall be made available at the next meeting of the Board.

(j) The Committee shall have the authority

(i) to engage independent counsel and other advisers that it determines to be necessary to permit it to carry out its duties,

(ii) to set and pay the compensation for any advisers engaged by the Committee, and

(iii) to communicate directly with the internal (if any) and external auditors.

FORM 13-502F1

CLASS 1 REPORTING ISSUERS - PARTICIPATION FEE

Reporting Issuer Name:	**Calfrac Well Services Ltd.**	
Fiscal year end date used to calculate capitalization:	**December 31, 2007**	
Market value of listed or quoted securities:		
Common Shares		
Total number of securities of a class or series outstanding at the end of the issuer's most recent fiscal year	37,201,872(i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (see clauses 2.11(a)(ii)(A) and (B) of the Rule)	$19.91(ii)	
Market value of class or series (i) x (ii) =		$740,689,271(A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		N/A
Market value of other securities: (see paragraph 2.11(b) of the Rule)		N/A
Capitalization (add market value of all classes and series of securities)		**$$740,689,271**
Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization above)		**$20,500**
New Reporting issuer's reduced participation fee, if applicable (See section 2.6 of the Rule)		N/A
Late Fee, if applicable (As determined under section 2.5 of the Rule)		N/A

MANAGEMENT'S LETTER

TO THE SHAREHOLDERS OF CALFRAC WELL SERVICES LTD.

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies set out in the accompanying notes to the consolidated financial statements. When necessary, management has made informed judgements and estimates in accounting for transactions that were not complete at the balance sheet date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles ("GAAP") appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management has prepared the Management's Discussion and Analysis ("MD&A"). The MD&A is based on the Company's financial results prepared in accordance with Canadian GAAP. The MD&A compares the audited financial results for the years ended December 31, 2007 and December 31, 2006.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements.

PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, was engaged, as approved by a vote of shareholders at the Company's most recent annual meeting, to audit the consolidated financial statements in accordance with Canadian GAAP and provide an independent professional opinion.

The Audit Committee of the Board of Directors, which is comprised of three independent directors who are not employees of the Company, has discussed the consolidated financial statements, including the notes thereto, with management and the external Auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

D.R. Ramsay

DOUGLAS R. RAMSAY
President & Chief Executive Officer

TOM J. MEDVEDIC
Senior Vice President, Finance &
Chief Financial Officer

February 27, 2008
Calgary, Alberta

AUDITORS' REPORT

TO THE SHAREHOLDERS OF CALFRAC WELL SERVICES LTD.

We have audited the consolidated balance sheets of Calfrac Well Services Ltd. as at December 31, 2007 and 2006 and the consolidated statements of operations and retained earnings, comprehensive income and accumulated other comprehensive income and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

February 27, 2008
Calgary, Alberta

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31,	2007	2006
(000s)	($)	($)
ASSETS		
Current assets		
Cash and cash equivalents (note 4)	**39,104**	5,580
Accounts receivable	**86,980**	84,481
Income taxes recoverable	**786**	–
Inventory	**25,013**	13,387
Prepaid expenses and deposits	**5,611**	7,463
	157,494	110,911
Capital assets (note 3)	**388,987**	327,832
Long-term investment	**928**	396
Goodwill	**6,003**	6,003
Future income taxes (note 10)	**5,498**	9,048
	558,910	454,190
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities (note 12)	**65,338**	77,344
Income taxes payable	**–**	2,342
	65,338	79,686
Long-term debt (note 5)	**129,535**	60,000
Other long-term liabilities	**1,882**	4,743
Future income taxes (note 10)	**7,135**	–
Deferred credit (note 11)	**4,105**	6,251
	207,995	150,680
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	**155,254**	139,841
Shares held in trust (note 7)	**(2,199)**	(3,869)
Contributed surplus (note 8)	**6,025**	4,393
Retained earnings	**198,039**	163,145
Accumulated other comprehensive income (loss) (note 2)	**(6,204)**	–
	350,915	303,510
	558,910	454,190

Commitments and contingencies (notes 13 and 17)
See accompanying Notes to the Consolidated Financial Statements.

Approved by the Board of Directors,

RONALD P. MATHISON
Director

GREGORY S. FLETCHER
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31,	2007	2006
(000s, except per share data)	($)	($)
Revenue	**460,320**	426,418
Expenses		
Operating	**328,541**	291,056
Selling, general and administrative	**31,685**	28,350
Depreciation	**37,107**	25,699
Interest, net	**9,450**	2,341
Equity share of income from long-term investments	**(532)**	(72)
Foreign exchange losses (gains)	**2,299**	(2,516)
Loss on disposal of capital assets	**538**	67
	409,088	344,925
Income before income taxes	**51,232**	81,493
Income taxes (note 10)		
Current	**3,865**	7,538
Future	**8,799**	1,505
	12,664	9,043
Net income for the year	**38,568**	72,450
Retained earnings, beginning of year	**163,145**	94,322
Dividends	**(3,674)**	(3,627)
Retained earnings, end of year	**198,039**	163,145
Earnings per share (note 6)		
Basic	**1.06**	2.00
Diluted	**1.06**	1.98

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31,	2007	2006
(000s)	($)	($)
Net income for the year	**38,568**	72,450
Other comprehensive income (loss)		
Change in foreign currency translation adjustment	**(6,204)**	–
Comprehensive income	**32,364**	72,450
Accumulated other comprehensive income, beginning of year	**–**	–
Other comprehensive income (loss) for the year	**(6,204)**	–
Accumulated other comprehensive income (loss), end of year	**(6,204)**	–

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,	2007	2006
(000s)	($)	($)
CASH PROVIDED BY (USED IN):		
Operating activities		
Net income for the year	**38,568**	72,450
Items not involving cash		
Depreciation	**37,107**	25,699
Amortization of debt issue costs	**570**	–
Stock-based compensation	**2,592**	2,283
Equity share of income from long-term investments	**(532)**	(72)
Loss on disposal of capital assets	**538**	67
Future income taxes	**8,799**	1,505
Funds provided by operations	**87,642**	101,932
Net change in non-cash operating assets and liabilities (note 16)	**(8,159)**	8,586
	79,483	110,518
FINANCING ACTIVITIES		
Issuance of long-term debt (note 5)	**199,949**	56,583
Long-term debt repayments	**(107,546)**	(7,198)
Dividends	**(3,674)**	(3,627)
Purchase of common shares (note 7)	**(2,207)**	(3,869)
Net proceeds on issuance of common shares	**3,396**	867
	89,918	42,756
INVESTING ACTIVITIES		
Purchase of capital assets	**(91,939)**	(155,478)
Proceeds on disposal of capital assets	**416**	4,289
Acquisition of subsidiary (note 15)	**(13,854)**	–
Net change in non-cash working capital from purchase of capital assets	**(18,233)**	14,308
	(123,610)	(136,881)
Effect of exchange rate changes on cash and cash equivalents	**(12,267)**	–
Increase in cash position	**33,524**	16,393
Cash and cash equivalents (bank indebtedness), beginning of year	**5,580**	(10,813)
Cash and cash equivalents, end of year	**39,104**	5,580

See accompanying Notes to the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended December 31, 2007 and 2006
(000s)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Calfrac Well Services Ltd. (the "Company") was formed through the amalgamation of Calfrac Well Services Ltd. (predecessor company originally incorporated on June 28, 1999) and Denison Energy Inc. on March 24, 2004 under the Business Corporations Act (Alberta). The Company provides specialized oilfield services, including fracturing, coiled tubing, cementing and other well stimulation services to the oil and natural gas industries in Canada, the United States, Russia, Mexico and Argentina.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements necessarily involves the use of estimates and approximations that have been made using careful judgement. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(A) PRINCIPLES OF CONSOLIDATION

These financial statements include the accounts of the Company and its subsidiaries in Canada, the United States, Russia, Cyprus, Mexico and Argentina.

(B) FOREIGN CURRENCY TRANSLATION

During the first quarter of 2007, the Company's U.S. subsidiaries were reclassified from integrated to self-sustaining foreign operations. As a result, the Company prospectively adopted the current rate method of translating its U.S. operations into Canadian dollars whereby assets and liabilities are translated at the rate of exchange at the balance sheet date, revenues and expenses are translated at average monthly exchange rates, and gains and losses in translation are deferred and included in the shareholders' equity section as accumulated other comprehensive income in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, *Comprehensive Income*. Prior to this reclassification, the Company's U.S. operations were translated into Canadian dollars using the temporal method, which the Company continues to follow in respect of its other foreign operations. Under the temporal method, monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, while non-monetary items are translated at the historical rate applicable on the date of the transaction giving rise to the non-monetary balance. Revenues and expenses are translated at monthly average exchange rates and gains or losses in translation are recognized in income as they occur.

(C) COMPREHENSIVE INCOME

The Company adopted CICA Handbook Section 1530, *Comprehensive Income* on January 1, 2007. The new standard introduced comprehensive income, which consists of net income and other comprehensive income (OCI). For the Company, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.

The cumulative changes in OCI are included in accumulated other comprehensive income (AOCI), which is presented as a new category within shareholders' equity in the consolidated balance sheets. The Company's consolidated financial statements now include a statement of AOCI, which provides the continuity of the AOCI balance.

(D) FINANCIAL INSTRUMENTS

On January 1, 2007, the Company adopted CICA Section 3855, *Financial Instruments – Recognition and Measurement.* This standard establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related-party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale", "held-to-maturity", "loans and receivables" or "other financial liabilities" as defined by the standard.

Cash equivalents are designated as "held-for-trading" and are measured at fair value. Accounts receivable are designated as "loans and receivables" and are carried at cost. Accounts payable are designated as "other financial liabilities" and are carried at cost. Long-term debt is designated as "other financial liabilities" and carried at amortized cost using the effective interest rate method. The financing costs associated with the Company's US$135,000 private placement of senior unsecured notes on February 13, 2007 are included in the amortized cost of the debt. These costs are amortized to interest expense over the term of the debt.

(E) CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on deposit and short-term investments with original maturities within 90 days.

(F) INVENTORY

Inventory consists of chemicals, nitrogen, carbon dioxide, cement and proppants used to stimulate wells as well as spare equipment parts. Inventory is stated at the lower of cost, determined on a first-in, first-out or weighted average basis, and net realizable value.

(G) CAPITAL ASSETS

Capital assets are recorded at cost and are depreciated over their estimated economic useful lives using the straight-line method over the following periods:

Field equipment	10 years
Buildings	20 years
Shop, office and other equipment	5 years
Computers and computer software	3 years
Leasehold improvements	Term of the lease

(H) LONG-TERM INVESTMENTS

The Company uses the equity method of accounting for its investment in shares of a company over which it has significant influence. Under the equity method of accounting, investments are carried at their original cost plus the Company's cumulative share of earnings, less any dividends received.

(I) GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of cost over the fair value of net assets acquired. Intangible assets are recognized apart from goodwill and are amortized over their estimated useful lives. Goodwill is assessed by the Company for impairment at least annually. The impairment test is carried out in two steps. In the first step, the carrying amount is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and performance of the second step of the impairment test is unnecessary. The second step compares the implied fair value of the goodwill with its carrying amount to measure the amount of the impairment loss, if any. The Company completed its annual assessment for goodwill impairment and determined there was no goodwill impairment for the years ended December 31, 2007 and 2006.

(J) INCOME TAXES

The Company follows the liability method of determining income taxes where future income taxes are determined based on temporary differences between the tax bases of assets or liabilities and their carrying amounts in the financial statements.

(K) REVENUE RECOGNITION

Revenue is recognized for services upon completion and for products upon delivery.

(L) STOCK-BASED COMPENSATION PLANS

The Company recognizes compensation cost for the fair value of stock options granted. Under this method, the Company records the fair value of stock option grants over their vesting period as a charge to compensation expense and a credit to contributed surplus.

(M) VARIABLE INTEREST ENTITIES

Canadian Accounting Guideline 15, "Consolidation of Variable Interest Entities" (VIE) requires consolidation of a VIE where an entity absorbs a majority of a VIE's losses, receives a majority of its returns, or both. Under these rules, it was determined that the Company is required to consolidate the Trust, which was established to purchase and hold Company stock as described in note 7.

(N) COMPARATIVES

Certain comparatives have been reclassified to conform with the financial statement presentation adopted in the current year.

(O) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The CICA has recently issued four new Handbook Sections that become effective for the Company beginning January 1, 2008.

Section 1535, *Capital Disclosures*, establishes disclosure requirements about an entity's capital and how it is managed, the purpose of which is to enable financial statement users to evaluate an entity's objectives, policies and processes for managing capital.

Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*, replace Section 3861, *Financial Instruments – Disclosure and Presentation*. These two new sections revise and enhance current disclosure requirements for financial instruments but do not change the existing presentation requirements. The new disclosures will provide additional information on the nature and extent of risks arising from financial instruments and how an entity manages those risks.

Section 3031, *Inventories*, which supersedes Section 3030, *Inventories*, provides more extensive guidance on measurement and expands disclosure requirements. These changes include the disclosure of inventories carried at net realizable value, the amount of inventories recognized as an expense and the amount of any inventory write-downs.

The Company has not yet determined the possible impact of these new pronouncements on its financial position, results of operations or cash flows.

3. CAPITAL ASSETS

AS AT DECEMBER 31,	2007	2006
(000s)	($)	($)
COST		
Assets under construction	**16,822**	78,080
Field equipment	**419,170**	290,445
Buildings	**20,678**	17,375
Land	**10,687**	9,252
Shop, office and other equipment	**5,745**	3,379
Computers and computer software	**5,514**	4,265
Leasehold improvements	**857**	830
	479,473	403,626
ACCUMULATED DEPRECIATION		
Assets under construction	**–**	–
Field equipment	**81,962**	69,805
Buildings	**2,227**	1,336
Land	**–**	–
Shop, office and other equipment	**2,097**	1,510
Computers and computer software	**3,841**	2,821
Leasehold improvements	**359**	322
	90,486	75,794
NET BOOK VALUE		
Assets under construction	**16,822**	78,080
Field equipment	**337,208**	220,640
Buildings	**18,451**	16,039
Land	**10,687**	9,252
Shop, office and other equipment	**3,648**	1,869
Computers and computer software	**1,673**	1,444
Leasehold improvements	**498**	508
	388,987	327,832

4. BANK INDEBTEDNESS

The Company has an operating loan facility of $25,000 bearing interest at the bank's prime rate. The facility is secured by a General Security Agreement over all Canadian assets of the Company. The balance outstanding on the facility has been netted against cash on deposit in these financial statements (December 31, 2007 – $518, December 31, 2006 – $3,407).

5. LONG-TERM DEBT

(000s)	2007 ($)	2006 ($)
US$135,000 senior unsecured notes, due February 15, 2015 bearing interest at 7.75%, payable semi-annually	**129,535**	–
Extendible revolving capital equipment facility totaling $125,000 bearing interest at the bankers' acceptance rate plus stamping fees of 1.25%, requiring fixed principal payments of $2,400 per quarter commencing March 31, 2008, and a final payment of $24,000 on December 31, 2011, secured by a General Security Agreement over all Canadian assets of the Company	–	60,000
	129,535	60,000
Current portion of long-term debt	–	–
	129,535	60,000

In conjunction with the issuance of the US$135,000 of senior unsecured notes on February 13, 2007, the Company fully repaid amounts outstanding on its extendible revolving capital equipment facility. This facility was reduced to $65,000 and remains undrawn as at December 31, 2007.

Long-term debt as at December 31, 2007 is presented net of $4,290 of unamortized financing costs related to the issuance of the senior unsecured notes. Interest expense for the year ended December 31, 2007 includes amortization of debt issue costs in the amount of $570.

6. CAPITAL STOCK

Authorized capital stock consists of an unlimited number of common shares.

The continuity of issued common shares and related values is as follows:

	SHARES (#)	AMOUNT ($000s)
December 31; 2005	36,333,276	138,767
Issued upon exercise of stock options	55,132	1,074
December 31, 2006	36,388,408	139,841
Issued on acquisition of subsidiary (note 15)	**597,526**	**11,058**
Issued upon exercise of stock options	**215,938**	**4 ,355**
December 31, 2007	**37,201,872**	**155,254**

The weighted average number of common shares outstanding for the year ended December 31, 2007 was 36,463,220 basic and 36,537,763 diluted (2006 – 36,286,332 basic and 36,547,182 diluted). The difference between basic and diluted shares is attributable to the dilutive effect of stock options issued by the Company and the shares held in trust (see note 7).

7. SHARES HELD IN TRUST

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. At December 31, 2007, the Trust held 91,414 shares which were purchased on the open market at a cost of $2,199 (December 31, 2006 – 113,508 shares at a cost of $3,869). These shares vest with employees in March of the year following their purchase at which time they are distributed to those individuals participating in the plan. These shares are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

8. CONTRIBUTED SURPLUS

The continuity of contributed surplus is as follows:

	2007	2006
(000s)	($)	($)
Balance, January 1	4,393	2,317
Stock options expensed	2,591	2,283
Stock options exercised	(959)	(207)
Balance, December 31	**6,025**	**4,393**

9. STOCK-BASED COMPENSATION

(A) STOCK OPTIONS

CONTINUITY OF STOCK OPTIONS	2007		2006	
	Options	Average exercise price	Options	Average exercise price
	(#)	($)	(#)	($)
Outstanding, January 1	1,505,796	22.15	818,578	18.39
Granted during the year	30,000	20.20	776,550	25.89
Exercised for common shares	(215,938)	15.73	(55,132)	15.73
Forfeited	(95,635)	26.46	(34,200)	27.18
Balance, December 31	**1,224,223**	**22.90**	1,505,796	22.15

All stock options vest equally over three years and expire three and one-half years from the date of grant. The estimated fair value of options granted is determined by using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4 percent, average expected life of 2.83 years, expected volatility of 34–36 percent and expected dividends of $0.10 per annum. This amount is charged to compensation expense over the vesting period. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, are added to capital stock.

(B) STOCK UNITS

The Company grants deferred stock units to its outside directors. These units vest one year from the date of grant and are settled in either cash (equal to the market value of the underlying shares at the time of exercise) or in Company shares purchased on the open market. The fair value of the deferred stock units is recognized equally over the one-year vesting period, based on the current market price of the Company's shares. During the year ended December 31, 2007, $435 of compensation expense was recognized for deferred stock units (2006 – $328).

The Company grants performance stock units to the Company's most senior officers who are not included in the stock option plan. The amount of the grants earned is linked to corporate performance and the grants vest one year from the date of grant. As with the deferred stock units, performance stock units are settled in either cash or Company shares purchased on the open market. During the year ended December 31, 2007, $278 of compensation expense was recognized for performance stock units (2006 – $265).

Changes in the Company's obligations under the deferred and performance stock unit plans, which arise from fluctuations in the market value of the Company's shares underlying these compensation programs, are recorded as the share value changes.

10. INCOME TAXES

The following table summarizes the income tax effect of temporary differences that give rise to the future income tax asset (liability) at December 31:

AS AT DECEMBER 31,	2007	2006
(000s)	($)	($)
Capital assets	(24,500)	(14,715)
Canadian exploration expenses	9,929	11,081
Losses carried forward	9,536	5,405
Deferred compensation payable	1,116	2,939
Deferred financing and share issue costs	778	2,269
Other	1,504	2,069
	(1,637)	9,048

Net future income taxes of $(1,637) at December 31, 2007 (December 31, 2006 – $9,048) are represented by future income tax liabilities of $7,135 (December 31, 2006 – nil) less future income tax assets of $5,498 (December 31, 2006 – $9,048).

The provision for incomes taxes in the statement of operations and retained earnings varies from the amount that would be computed by applying the expected tax rate of 32.12 percent to income before income taxes. The main reasons for differences between such expected income tax expense and the amount actually recorded are:

AS AT DECEMBER 31,	2007	2006
(000s except percentages)	($)	($)
Income before tax	51,232	81,493
Income tax rate (%)	32.12	32.12
Computed expected income tax expense	16,456	26,176
Increase (decrease) in income taxes resulting from:		
Drawdown of deferred credit	(2,147)	(20,811)
Non-deductible expenses/non-taxable income	1,179	1,811
Foreign tax rate and other foreign differences	(569)	1,333
Translation of foreign subsidiaries	(3,158)	289
Foreign withholding taxes	266	1,071
Future income tax adjustment from tax rate reductions	528	87
Prior year tax losses and future tax benefits of foreign subsidiaries recognized in the current year	–	(673)
Other	109	(240)
	12,664	9,043

11. DEFERRED CREDIT

On the amalgamation of Denison Energy Inc. ("Denison") and the Company on March 24, 2004, a future income tax asset associated with Denison's income tax pools was recognized in the accounts. Denison had tax pools of approximately $220,000 for federal income tax purposes and $170,000 for provincial income tax purposes. After tax affecting these pools at applicable federal and provincial income tax rates, a future income tax asset of $70,771 was recorded. The fair value paid for the tax pools acquired was estimated to be $11,000. The difference between the future income tax asset recognized and the fair value of these tax pools was recorded as a deferred credit in the amount of $59,771. The deferred credit is reduced as these tax pools are utilized.

12. RELATED-PARTY TRANSACTIONS

During 2007, the Company purchased $26,620 (2006 – $26,890) of products and services from a company in which it holds a 30 percent equity interest (see also note 2 (H) and note 18). At December 31, 2007, accounts payable included $2,743 of indebtedness to the related party (December 31, 2006 – $7,234).

13. COMMITMENTS

The Company has lease commitments for premises, equipment, vehicles and storage facilities under agreements requiring aggregate minimum payments over the next five years, from December 31, 2007, as follows:

(000s)	($)
2008	7,250
2009	4,163
2010	3,578
2011	2,513
2012	2,283
Thereafter	5,198
	24,985

The Company has obligations for the purchase of products and services over the next four years that total approximately $44,000.

14. FINANCIAL INSTRUMENTS

The Company's financial instruments that are included in the consolidated balance sheet are comprised of cash, accounts receivable, current liabilities and long-term debt.

(A) FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The fair values of financial instruments that are included in the consolidated balance sheet, except long-term debt, approximate their carrying amounts due to the short-term maturity of those instruments. The fair value of long-term debt at December 31, 2007 was $128,138 (before deduction of unamortized debt issue costs of $4,290).

(B) CREDIT RISK

Substantial amounts of the Company's accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risks.

(C) INTEREST RATE RISK

The Company is exposed to interest rate cash flow risk on debt subject to floating interest rates. The Company's effective interest rate for the year ended December 31, 2007 was 8.55 percent (December 31, 2006 – 5.75 percent).

15. ACQUISITION

On November 14, 2007, the Company acquired all of the shares of 1361745 Alberta Ltd. for cash and share consideration totaling $24,912. The Company issued 597,526 common shares with a value of $11,058 in conjunction with the acquisition, in addition to $13,854 of cash. One-hundred percent of the consideration paid was assigned to capital assets, as the acquired company had no other assets or liabilities.

16. SUPPLEMENTAL INFORMATION

Changes in non-cash operating assets and liabilities for the years ended December 31 are as follows:

YEARS ENDED DECEMBER 31,	2007	2006
(000s)	**($)**	($)
Accounts receivable	**(2,499)**	3,105
Inventory	**(11,626)**	(7,242)
Prepaid expenses and deposits	**1,852**	(5,244)
Accounts payable and accrued liabilities	**10,103**	17,673
Income taxes payable	**(3,128)**	1,857
Other long-term liabilities	**(2,861)**	(1,563)
	(8,159)	8,586
Interest paid	**6,754**	2,418
Income taxes paid	**6,994**	5,681

17. CONTINGENCIES

Greek Operations

As a result of the acquisition and amalgamation with Denison in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and natural gas operations in that country. Several groups of former employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation amounting to approximately $12,400 was due to the former employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of damages. On February 12, 2008 the scheduled hearing date for the appeal was postponed until June 3, 2008 to enable counsel to the Company to seek a judicial order entitling the Company to obtain certain employment information in respect of the plaintiffs which is required in order to assess the extent to which the plaintiffs have mitigated any damages which may otherwise be payable. The Company intends to vigorously defend the appeal decision before the Athens Court of Appeal both in relation to the merits of the plaintiffs' case and in respect of the quantum of any damages which may be awarded. In the event that an adverse ruling is issued by the Athens Court of Appeal, the Company intends to assess its rights of appeal to the Supreme Court of Greece as well as any other court in any jurisdiction where such an appeal is warranted.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgement rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded damages of approximately $50, before interest. The Company has appealed this decision, but no date has been set for the hearing of such appeal. Another one of the lawsuits was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. The remaining action has been postponed indefinitely pending the outcome of the lawsuit involving the largest group of plaintiffs discussed above.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

18. SUBSEQUENT EVENT

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. ("ChemErgy") that it did not previously own for aggregate consideration of $6,638. The purchase price was satisfied through the payment to the vendors of $4,843 in cash, the transfer of real property previously owned by ChemErgy at a value of $512, and the issuance of 71,581 common shares of the Company at a deemed value of $1,283. ChemErgy's operations were subsequently wound up into the Company's and ChemErgy was dissolved on January 31, 2008. This acquisition is expected to generate synergies associated with bringing the Company's chemical supply and development requirements in-house.

19. SEGMENTED INFORMATION

The Company's activities are conducted in three geographic markets: Canada, the United States (including Mexico) and Russia. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and natural gas industry.

	CANADA	RUSSIA	UNITED STATES AND MEXICO	INTERSEGMENT ELIMINATIONS	CONSOLIDATED
(000s)	($)	($)	($)	($)	($)
Year ended December 31, 2007					
Revenue	**249,473**	**64,041**	**146,806**	**–**	**460,320**
Operating income [1]	**41,788**	**12,070**	**46,236**	**–**	**100,094**
Segmented assets [2]	**399,057**	**105,806**	**190,047**	**(136,000)**	**558,910**
Capital expenditures	**23,810**	**32,022**	**36,107**	**–**	**91,939**
Goodwill	**6,003**	**–**	**–**	**–**	**6,003**
Year ended December 31, 2006					
Revenue	318,018	22,123	86,277	–	426,418
Operating income (loss) [1]	81,033	(2,389)	28,368	–	107,012
Segmented assets [2]	438,879	64,832	35,547	(85,068)	454,190
Capital expenditures	114,402	35,860	5,216	–	155,478
Goodwill	6,003	–	–	–	6,003

(1) Operating income (loss) is defined as revenue less operating expenses (excluding depreciation) and selling, general and administrative expenses.

(2) Assets operated by the Company's U.S. subsidiary during 2006 were acquired through a lease arrangement with the Canadian parent company. The cost base of these assets was $63,300 at December 31, 2006. During 2007, these assets were sold to the U.S. subsidiary by the parent company.

The following table sets forth consolidated revenue by service line:

YEARS ENDED DECEMBER 31,	2007	2006
(000s)	($)	($)
Fracturing	**403,844**	374,096
Coiled tubing	**37,992**	30,689
Cementing	**18,484**	21,633
	460,320	426,418

20. RECONCILIATION OF THE CONSOLIDATED FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in most respects, conforms to U.S. GAAP. Any differences in accounting principles between Canadian GAAP and U.S. GAAP as they apply to the Company are not material, except as described below. The adjustments below are measurement differences only and do not reflect any disclosure differences that may exist between Canadian GAAP and U.S. GAAP.

The application of U.S. GAAP would not affect consolidated net income or the consolidated balance sheets as reported, except as discussed below.

(A) STOCK-BASED COMPENSATION

Under Canadian GAAP, the Company recognizes compensation cost for the fair value of stock option grants over the vesting period of these grants as a charge to compensation expense and a credit to contributed surplus. The Company also recognizes compensation cost, over their vesting period, for the fair value of deferred stock units and performance stock units, estimated based on the current market price of the Company's shares.

The Company uses the revised standards outlined under Statement of Financial Standards (SFAS) No.123R "Share-Based Payment" for U.S. GAAP. Under SFAS 123R, the Company is required to determine and incorporate a forfeiture multiplier into its calculation of stock-based compensation cost for its stock options and stock units. Under Canadian GAAP, the Company accounts for forfeitures as they occur. The Company estimates that the impact of any forfeiture multiplier would not result in a significant difference between Canadian and U.S. GAAP.

In addition, the fair value of the Company's stock units would be estimated using the Black-Scholes option pricing model, remeasured at each reporting date, as opposed to valuing the stock units based on the current market price of the Company's shares. The Company estimates that the impact of remeasuring stock units outstanding using the Black-Scholes model would not result in a significant difference between Canadian and U.S. GAAP.

(B) LONG-TERM DEBT ISSUE COSTS

Under Canadian GAAP, the Company includes financing costs in the amortized cost of long-term debt. These costs are amortized to interest expense over the term of the debt using the effective interest rate method. Under U.S. GAAP, financing costs associated with the long-term debt would be classified separately as a deferred long-term asset and amortized over the term of the debt, also using the effective interest rate method.

As a result the consolidated balance sheet as at December 31, 2007 would be adjusted to reflect a deferred long-term asset of $4,290 with an offsetting increase to long-term debt. There would be no adjustment required for 2006.

(C) FUTURE INCOME TAXES

On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation 48 "Accounting for Uncertainty in Income Taxes" which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109 "Accounting for Income Taxes". This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The cumulative effect, if any, of applying FIN 48 is to be reported as an adjustment to opening retained earnings in the year of adoption. The adoption of FIN 48 did not have a material impact on the consolidated financial statements.

The Company and its entities are subject to income taxation and related audits in Canadian and other tax jurisdictions. In Canada, the tax years from 2002 to 2007 remain open to examination, and the tax years from 2001 to 2007 remain open to examination in the U.S.

In addition, pursuant to Canadian GAAP, substantively enacted tax rates are used to calculate future income tax, whereas U.S. GAAP applies enacted tax rates. There are no differences for the years ended December 31, 2007 and 2006 relating to income tax rate differences.

(D) COMPREHENSIVE INCOME

SFAS No. 130, "Reporting Comprehensive Income" requires the reporting of comprehensive income in addition to net income. Comprehensive income includes net income plus other comprehensive income; specifically all changes in equity of a company during a period arising from non-owner sources. Under Canadian GAAP, comprehensive income is reported for periods beginning on or after January 1, 2007 therefore, for the year ended December 31, 2007, Canadian and U.S. GAAP are similar. For the year ended December 31, 2006, the Company had no items that would be included in comprehensive income and therefore, net income and comprehensive income are equivalent.

(E) STATEMENTS OF CASH FLOWS AND BALANCE SHEETS

The differences between Canadian GAAP and U.S. GAAP have not resulted in any significant variances concerning the consolidated statements of cash flows as reported, except that under U.S. GAAP the presentation of funds provided from operations as a sub-total in the operating activities section of the consolidated statements of cash flows would not be permitted.

In addition, under Canadian GAAP, bank overdrafts used to manage day-to-day cash can be classified as cash and cash equivalents. Under U.S. GAAP, bank overdrafts are liabilities that should be considered a form of short-term financing and classified as cash flows from financing activities. The effect of this is an outflow of cash from financing activities of $2,889 for the year ended December 31, 2007 (2006 outflow of cash from financing activities of $8,658). As a result, the consolidated balance sheet as at December 31, 2007 would be adjusted to reflect cash and cash equivalents of $39,622 (2006 – $8,987) and bank indebtedness of $518 (2006 – $3,407).

(F) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following are standards and interpretations that have been issued by FASB which are not yet in effect for the years presented but would comprise U.S. GAAP when implemented:

In September 2006, FASB issued SFAS No. 157 "Fair Value Measurements". SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. The statement is effective for fair value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

In February 2007, FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Financial Liabilities". SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for years beginning on or after November 15, 2007 and interim periods within that fiscal period.

In December 2007, FASB issued SFAS No. 141 (R), "Business Combinations (Revised 2007)" and SFAS No. 160, "Non-Controlling Interests in Consolidated Financial Statements – An Amendment of Accounting Research Bulletin (ARB) No. 51". These standards require the use of fair value accounting for business combinations and non-controlling interests. Equity securities issued as consideration in a business combination will be recorded at fair value as of the acquisition date as opposed to being valued over a period which includes a few days prior to and after the terms of the business combination have been agreed to and announced. In addition, entities will no longer have the ability to capitalize any direct and incremental costs incurred in the business combination. Instead, these transaction costs will be required to be expensed under the new standards. The period of one year to complete the accounting for a business combination remains unchanged. Non-controlling interests will require initial measurement at fair value and will be classified as a separate component of equity. SFAS 141 (R) is to be applied prospectively and is effective for the Company for business combinations for which the acquisition date is on or after January 1, 2009. SFAS 160 is effective for the Company on January 1, 2009 and is to be applied prospectively, with the exception of the presentation and disclosure requirements, which will require retrospective application for all periods presented.

The Company has not yet determined the possible impact of these new pronouncements on its financial position, results of operations or cash flows.

CALFRAC WELL SERVICES LTD.

CALFRAC WELL SERVICES LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting (the "Meeting") of shareholders of Calfrac Well Services Ltd. (the "Corporation") will be held in the McMurray Room at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on Monday, May 12, 2008, at 3:30 p.m. for the following purposes:

1. receive the financial statements for the year ended December 31, 2007, and the report of the auditor;
2. elect the directors;
3. appoint the auditor;
4. approve the proposed amendment to the Corporation's stock option plan; and
5. transact such other business as may properly come before the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting in person are requested to date and sign the accompanying form of proxy and return it in the envelope provided to Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. A proxy will not be valid unless it is received by Computershare Trust Company of Canada not later than 5:00 p.m. (EST) on Thursday, May 8, 2008.

DATED April 8, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "*B. Mark Paslawski*"
B. Mark Paslawski
Vice President, General Counsel & Corporate Secretary

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of Calfrac Well Services Ltd. (the "Corporation") for use at the annual meeting of shareholders of the Corporation to be held in the McMurray Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, on Monday, May 12, 2008, at 3:30 p.m. (the "Meeting") and at any adjournment thereof for the purposes set forth in the accompanying notice of meeting. The cost of such solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDER AND DISCRETIONARY AUTHORITY

The persons designated in the accompanying form of proxy are officers of the Corporation. **A shareholder has the right to appoint a person or company to represent the shareholder at the Meeting other than the persons designated in the accompanying form of proxy.** A shareholder may exercise this right by inserting in the blank space provided in the accompanying form of proxy the name of the person to be appointed and deleting the names of the persons designated in the form of proxy, or by completing another proper form of proxy. In order for a proxy to be valid, it must be dated and signed by the shareholder or by the shareholder's attorney authorized in writing and received by Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 5:00 p.m. (EST) on May 8, 2008.

All shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. The shares to which a proxy relates will be voted FOR each matter as to which a choice is not specified.

The accompanying form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the accompanying notice of meeting and other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation is not aware that any amendments, variations or other matters are to be presented for action at the Meeting. If any amendments, variations or other matters do properly come before the Meeting, the persons named in the accompanying form of proxy will vote according to their best judgment.

REVOCABILITY OF PROXY

A shareholder may revoke a proxy by depositing an instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing at the office of Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The record date for the Meeting is April 7, 2008. A person whose name was entered on the register of common shares at the close of business on that date is entitled to vote at the Meeting the shares shown opposite that person's name in the register of common shares, except to the extent that the person has transferred the ownership of any of the person's shares after the record date and the transferee of those shares establishes that the transferee owns the shares and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee is entitled to vote the transferee's shares at the Meeting. As at April 8, 2008, there were 37,686,306 common shares outstanding, with each share carrying the right to one vote.

To the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation other than Ronald P. Mathison, who has advised the Corporation that he beneficially owns, or controls or directs, directly or indirectly, 9,009,124 common shares, representing 23.9% of the outstanding common shares.

VOTING BY NON-REGISTERED SHAREHOLDERS

Shareholders who do not hold their shares in their own name ("Non-registered Shareholders") may have their shares voted at the Meeting by providing voting instructions to their "nominee", which is usually a trust company, broker or other financial institution. Nominees will typically seek voting instructions by sending with this Circular a voting instruction form instead of a form of proxy. A voting instruction form can be used only to provide voting instructions to a Non-registered Shareholder's nominee. Every nominee has its own signing and return instructions, which Non-registered Shareholders must follow to ensure that their shares are voted at the Meeting.

Alternatively, Non-registered Shareholders may attend the Meeting and vote their shares as proxyholder by entering their own name in the space provided on the voting instruction form supplied by their nominee and following the signing and return instructions. Non-registered Shareholders who follow this procedure will be recognized at the Meeting as proxyholders and will be permitted to vote their shares in that capacity.

INFORMATION REGARDING PREDECESSOR AND STOCK SPLIT

The Corporation was formed on March 24, 2004, by the amalgamation of Denison Energy Inc. ("Denison") and a private corporation known as Calfrac Well Services Ltd. ("CWSL"). On March 8, 2004, Denison had completed an arrangement whereby almost all of Denison's assets were transferred to two new corporations, and on March 24, 2004, Denison acquired all of the shares of CWSL, then amalgamated with CWSL and changed its name to Calfrac Well Services Ltd. Although the former shareholders of Denison received a majority of the shares of the amalgamated corporation, under Canadian generally accepted accounting principles the amalgamation was considered to be a reverse takeover of Denison by CWSL. As a result, all financial and operating information reported by the Corporation for periods prior to March 24, 2004, is that of CWSL as it existed prior to its acquisition by and amalgamation with Denison. Information with respect to Denison as it existed prior to March 24, 2004, is not provided because it is not meaningful and it is inconsistent with the accounting treatment and disclosure prescribed by Canadian generally accepted accounting principles.

On February 7, 2005, the shares of the Corporation were divided on a two-for-one basis (the "Stock Split"). To ensure consistent disclosure, **information with respect to shares and share prices as at dates and for periods ended prior to February 7, 2005, has been adjusted to give effect to the Stock Split.**

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding the compensation for the last three years of the Chief Executive Officer, the Chief Financial Officer, and the three most highly compensated executive officers of the Corporation (other than the Chief Executive Officer and the Chief Financial Officer) who were serving as executive officers at December 31, 2007 (the "Named Executive Officers").

Name and Principal Position	Year	Annual Compensation: Salary ($)	Bonus ($)	Other Annual Compensation [(1)] ($)	Long-Term Compensation: Securities Under Options/SARs Granted	All Other Compensation ($)
Douglas R. Ramsay	2007	207,811[(2)]	-	188,300[(3)]	-	-
President and Chief	2006	213,964	213,964	130,270[(3)]	-	81,900[(4)]
Executive Officer	2005	204,750	204,750	493,500[(3)]	-	39,000[(4)]
Gordon A. Dibb	2007	175,840[(2)]	-	131,810[(3)]	-	-
Chief Operating Officer	2006	181,046	181,046	93,050[(3)]	-	69,300[(4)]
	2005	173,250	173,250	352,500[(3)]	-	33,000[(4)]
Tom J. Medvedic	2007	181,196	75,000	-	-	-
Senior Vice President, Finance	2006	169,740	169,740	-	20,000[(6)]	59,040[(4)]
and Chief Financial Officer	2005	147,600	147,600	100,000[(5)]	-	20,685[(4)]
John L. Grisdale	2007	186,976[(7)]	89,217[(8)]	-	-	-
President, United States	2006	172,568	172,568	-	20,000[(6)]	65,120[(4)]
Operating Division	2005	162,800	162,800	-	-	31,008[(4)]
Donald R. Battenfelder	2007	187,464	75,000	-	-	-
President, Canadian Operating	2006	172,568	172,568	-	20,000[(6)]	65,120[(4)]
Division	2005	162,800	162,800	-	-	31,008[(4)]

Notes:

(1) The aggregate amount of perquisites and other personal benefits, securities or property received by each Named Executive Officer was less than the lesser of $50,000 and 10% of the total salary and bonus of the Named Executive Officer and is not included in the amounts reported.
(2) Effective April 1, 2007, each of Messrs. Ramsay and Dibb voluntarily reduced their monthly salary entitlement by 10% in response to weakened industry conditions.
(3) Attributable to entitlements under the Corporation's performance share unit plan. See "Performance Share Unit Plan".
(4) Attributable to entitlements under the Corporation's employee matching investment plan in the year that the elections occurred. The bonuses that established eligibility for these entitlements were earned in 2004 and 2005, but the elections which generated the entitlement occurred in 2005 and 2006, respectively. See "Employee Matching Investment Plan".
(5) Attributable to a one-time bonus paid to Mr. Medvedic.
(6) Options to purchase common shares.
(7) For the period from September 1, 2007 through December 31, 2007, Mr. Grisdale was paid in US dollars. For presentation purposes, his monthly salary for each month in such period has been converted into Canadian dollars at the Bank of Canada closing exchange rate in effect at the end of each monthly period.
(8) Represents US$90,000, converted at 0.9913, the Bank of Canada closing exchange rate on December 31, 2007.

Stock Option Plan

The Corporation has a stock option plan that was approved by the shareholders of the Corporation at the annual meeting of shareholders held on May 9, 2007 (the "Plan"). The maximum number of common shares that may be issued under the Plan is currently fixed at 7.5% of the number of issued and outstanding shares of the Corporation.

On December 12, 2007, the board of directors approved the amendment of the Plan to increase the "rolling maximum" number of shares reserved for issuance thereunder from 7.5% to 10% of the number of issued and outstanding shares of the Corporation. This amendment will not become effective unless it is approved by the shareholders of the Corporation at the Meeting. For a description of this amendment, see "Business of the Meeting – Amendment to Stock Option Plan" on page 14 of this Circular.

The maximum number of shares that may be issued under the Plan and any other share compensation arrangements of the Corporation is limited to 5% of the total number of outstanding common shares in the case of any one person, and 10% in the case of insiders as a group. Additionally, the Plan limits the number of common shares that may be issued within a one-year period to insiders under the Plan and any other share compensation arrangements of the Corporation to 10% of the issued and outstanding common shares of the Corporation. Options are not assignable and cannot be converted into share appreciation rights. Options terminate: (i) on the earlier of their expiration or 90 days after a participant ceases to be a director, officer or employee for any reason other than for cause, death, permanent disability or retirement; (ii) on the date of termination for cause; and (iii) 12 months after the date of death, permanent disability or retirement. As at April 8, 2008, 550,212 options have been exercised and 2,114,115 remain outstanding (approximately 5.6% of the currently outstanding common shares). Options that expire during or within ten business days of a black-out period imposed by the Corporation are automatically extended to 5:00 p.m. on the tenth business day after the last day of such black-out period.

The Plan includes a "cashless" exercise feature whereby a participant may elect to sell all or any portion of the common shares underlying an option in order to satisfy the exercise price payable in connection with such option exercise. To exercise this right, a participant must deliver a written notification to the Corporation identifying the number of shares in respect of which the option is being exercised and providing instructions to deliver a share certificate in respect of such shares to a broker selected by the participant in exchange for the payment of the exercise price by such broker, on behalf of the participant.

The Plan provides that the board of directors may grant options to purchase common shares to officers, employees and consultants of the Corporation and its subsidiaries. In granting an option, the board must fix the number of common shares, exercise price, vesting provisions and expiry date (which shall be no later than ten years from the date of grant). The exercise price of a stock option shall be no less than the weighted average trading price of the common shares on the Toronto Stock Exchange ("TSX") for the five trading days immediately preceding the date of the grant of the option. The Plan prohibits the Corporation from providing financial assistance to a participant to pay the exercise price for any optioned shares. The board has the discretion under the Plan to adjust both the number of common shares under option and the exercise price of options upon the occurrence of specified dilutive or antidilutive events. The Plan also provides for the acceleration of vesting of options upon the occurrence of any one of a number of specified events that constitute a change of control of the Corporation.

The Plan specifies certain types of amendments which may, subject to regulatory approval, be made without shareholder approval, including any amendment: (i) of a "housekeeping" nature; (ii) to the vesting provisions of the Plan or any option thereunder; (iii) to the termination provisions of the Plan or any option thereunder, provided that such amendment does not entail an extension beyond the expiry date of such option; (iv) with respect to the method or manner of exercise of any option; (v) to the persons eligible to receive options, other than an amendment which would have the potential of broadening or increasing insider participation; and (vi) any other amendment that under the rules of the TSX does not require shareholder approval.

At the annual general meeting of the Corporation held on May 9, 2007, the Plan was amended from a "fixed maximum" plan to a "rolling maximum" plan with the number of shares reserved for issuance being equal to 7.5% of the Corporation's issued and outstanding common shares. Pursuant to the rules of the TSX, renewal approval of the Corporation's shareholders must be obtained for all unallocated options under the Plan every three years. Additionally, the Plan was amended to provide for the general amendment provisions summarized in the preceding paragraph, and to provide for an extension of options that would otherwise expire during a company imposed blackout period.

Performance Share Unit Plan

On October 15, 2004, the Corporation established a performance share unit plan (the "PSU Plan") for permanent employees. The PSU Plan provides that the board may grant performance share units ("PSUs") to permanent employees of the Corporation and its designated affiliates. PSUs expire not later than three years from the end of the year in which the PSUs were granted and vest in accordance with the passage of time and any provisions specified by the board of directors at the time of grant. Each PSU represents the right to receive a cash payment equal to the market price of the common shares on the TSX at the time of exercise (the "Market Price"), which time will be determined by the holder of the PSUs, subject to certain conditions. The Corporation has the option of instructing an independent broker to acquire common shares on the open market on behalf of the participant equal to the number obtained by dividing the amount of cash otherwise payable by the Market Price.

The PSUs expire at a date determined by the board, and if a participant ceases to be an employee of the Corporation or a designated affiliate for any reason, that participant's unvested PSUs shall terminate and be forfeited and the participant may redeem any vested PSUs until the earlier of: (i) 90 days from the date of termination of employment (180 days in the case of termination by reason of death or permanent disability); or (ii) the expiry date set forth in the document granting the PSUs.

It is the current practice of the Corporation's board of directors, on the recommendations of the Compensation Committee, to provide an incentive to the Corporation's President and Chief Executive Officer and Chief Operating Officer through the grant of PSUs rather than stock options. On December 11, 2007, the board of directors granted 15,000 PSUs to Douglas R. Ramsay and 10,000 PSUs to Gordon A. Dibb, all of which expire on June 30, 2009. Also on December 11, 2007, the Compensation Committee reviewed the specific vesting conditions associated with 10,000 PSUs previously granted to Mr. Ramsay and 7,000 PSUs previously granted to Mr. Dibb, and in light of the strong performance of these senior executives in establishing new business initiatives in accordance with the Corporation's strategic plan, and the resulting performance of the Corporation in spite of weakened industry conditions, the board of directors authorized the vesting of such previously granted PSUs, which, in turn, were exercised by such individuals for a cash payment of $188,300 and $131,810, respectively.

Employee Matching Investment Plan

On April 8, 2005, the Corporation established an employee matching investment plan (the "Matching Investment Plan"). Pursuant to the Corporation's annual incentive bonus plan, the payment of any cash entitlement to an eligible participant is subject to a three-year staged release whereby 60% of the bonus is paid to such participant immediately upon the determination of the bonus amount, and the remaining 40% of such bonus is paid in equal installments on the next two anniversaries of the bonus declaration date. The Matching Investment Plan entitles eligible participants to receive their remaining bonus entitlement on the first anniversary of the bonus declaration date by electing to invest the entire amount of their withheld bonus in common shares of the Corporation that are purchased in the open market by an independent broker appointed for such purpose. In the event that certain specified performance thresholds are met and an eligible employee elects to participate in the Matching Investment Plan, the Corporation will make a payment into the Matching Investment Plan on behalf of the employee that will not exceed an amount equal to that portion of the employee's withheld bonus that the employee elected to contribute to the Matching Investment Plan. For 2006 and 2007, the performance threshold for the Matching Investment Plan was not attained and as such, no matching investment was made by the Corporation. However, employees were permitted to contribute to the Matching Investment Plan in order to accelerate the vesting of the withheld portion of their bonuses.

Option/SAR Grants During 2007

No SARs or options were granted to the Named Executive Officers during 2007.

Aggregated Option Exercises During 2007 and Financial Year-End Option Values

The following table sets forth information regarding the exercise of options during 2007 by the Named Executive Officers and the value of unexercised stock options at December 31, 2007.

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2007 (#)		Value of Unexercised In-the-Money Options at December 31, 2007 ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Tom J. Medvedic	20,000	136,700	46,666	13,334	37,900	-
John L. Grisdale	50,000	336,554	6,666	13,334	-	-
Donald R. Battenfelder	10,000	74,450	36,666	-13,334	56,850	-

Employment Agreements

Each of Douglas R. Ramsay and Gordon A. Dibb has an employment agreement with the Corporation which extends indefinitely, unless terminated by either party in accordance with the terms of the agreement. The Corporation is entitled to terminate the employment agreements and the employment of each of Messrs. Ramsay and Dibb at any time and for any reason upon written notice and the payment within 30 days of an amount equal to the sum of: (i) his base salary for the month immediately preceding the date of termination multiplied by 24; (ii) an amount equal to two times his average annual incentive bonus based on the last three years; (iii) the Corporation's costs of health and welfare benefit plans for the 24-month period preceding termination; (iv) an amount equal to two times the last annual taxable benefit for an automobile allocated to such individual; and (v) 6% of the individual's base salary up to the maximum contribution permitted in lieu of any pension or registered retirement savings plan contribution which the individual would have earned during a 24-month period. The Corporation is also entitled to terminate the employment agreements and the employment of each of Messrs. Ramsay and Dibb if either of such individuals become permanently disabled, as defined in the employment agreements, upon payment of an amount equal to the sum of items (i) through (v) noted above. The employment agreements also provide that in the event of a change of control of the Corporation, each of Messrs. Ramsay and Dibb may, not less than 90 days and not more than 150 days following the date of such change of control, terminate his employment with the Corporation, and that each of Messrs. Ramsay and Dibb shall have the right, but shall not be obligated, to terminate his employment and the employment agreement within 90 days following the occurrence of certain specified events which are deemed to amount to constructive dismissal. If either of Messrs. Ramsay or Dibb exercises their right to terminate their employment and the employment agreement as aforesaid, such officer is entitled to an amount equal to the sum of items (i) through (v) noted above. If the employment of either of Messrs. Ramsay or Dibb is terminated for any reason, all unvested rights of the executive in respect of PSUs shall immediately expire and be of no further force and effect.

Each of Tom J. Medvedic, John L. Grisdale and Donald R. Battenfelder has an employment agreement with the Corporation which extends indefinitely, unless terminated by either party in accordance with the terms of the agreement. These employment agreements provide that, in the event of a change of control of the Corporation, if any of Messrs. Medvedic, Grisdale or Battenfelder is terminated within one year following such change of control, other than for just cause, such individual will be entitled to an amount equal to two times the sum of: (i) his annual current base salary; (ii) an amount equal to his average annual incentive bonus based on the last three years; (iii) the Corporation's costs of health and welfare benefit plans for the 12-month period preceding termination; (iv) an amount equal to the last annual taxable benefit for an automobile allocated to such individual; and (v) 6% of the individual's base salary up to the maximum contribution permitted in lieu of any pension or registered retirement savings plan contribution which the individual would have earned during a 12-month period. These employment agreements also provide that each of Messrs. Medvedic, Grisdale and Battenfelder shall have the right, but shall not be obligated, to terminate his employment and the employment agreement within 90 days following the occurrence of certain specified events which are deemed to amount to constructive dismissal. If any of Messrs. Medvedic, Grisdale or Battenfelder exercise this right, or are terminated without cause by the Corporation in circumstances not relating to a change of control, as set out above, such officer is entitled to an amount equal to the sum of items (i) through (v) noted above.

The employment agreements for all of the Named Executive Officers contain restrictions on the use or disclosure of confidential information by the Named Executive Officers, as well as provisions related to non-solicitation and non-competition by the Named Executive Officers. In the event that any of Messrs. Ramsay, Dibb,

Medvedic, Grisdale or Battenfelder is terminated for cause, such individual will not be entitled to receive any of the payments outlined above. In the event that any of Messrs. Ramsay, Dibb, Medvedic, Grisdale or Battenfelder voluntarily terminate their employment for any reason other than following an event which is deemed to amount to constructive dismissal or, in respect of Messrs. Ramsay or Dibb, in the event of a change of control, such individual is obligated to provide 90 days prior written notice to the Corporation, upon receipt of which the Corporation may require such Named Executive Officer to continue to perform his duties for the remainder of the notice period, or advise such Named Executive Officer that his services are no longer required and pay such individual his salary, benefits and any other amounts earned under any bonus or incentive plan to the date of termination specified in the notice, or for the minimum period of payment in lieu of notice under applicable law, whichever is shorter.

Compensation of Directors

During 2007, each director, other than the President and Chief Executive Officer, was paid an annual retainer of $10,000. For each meeting of the board, a fee of $1,500 was paid to each director who attended in person, by telephone or by videoconference. For each meeting of a committee of the board (other than the Audit Committee), a fee of $1,500 was paid to each committee member who attended in person, by telephone or by videoconference. Committee chairs (other than the Audit Committee chair) received a supplemental fee of $5,000 per annum. For each meeting of the Audit Committee, a fee of $2,500 was paid to each committee member who attended in person, by telephone or by videoconference. The chair of the Audit Committee received an annual retainer of $10,000. All such payments are made to directors on a quarterly basis. The President and Chief Executive Officer did not receive any compensation for serving as a director.

Commencing July 1, 2004, the Chairman was entitled to a supplemental fee of $10,000 per month to compensate the Chairman for his time commitment and efforts on behalf of the Corporation in the development of the Corporation's strategic plan and in respect of his role in significant management decisions and the attendance at regular meetings of senior management of the Corporation. During the third and fourth quarters of 2007, Mr. Mathison waived his entitlement to this fee in response to weakened industry conditions.

Effective October 15, 2004, the board of directors established a deferred share unit plan (the "DSU Plan") for directors. The DSU Plan provides that the board may grant deferred share units ("DSUs") to certain designated non-management directors. DSUs expire not later than three years from the end of the year in which the DSUs were granted and vest upon the passage of time. Each DSU represents the right to receive a cash payment equal to the market price of the common shares on the TSX at the time of exercise (the "Market Price"), which time will be determined by the holder of the DSUs, subject to certain conditions. The Corporation has the option of instructing an independent broker to acquire common shares on the open market on behalf of the participant equal to the number obtained by dividing the amount of cash otherwise payable by the Market Price. The DSUs expire at a date determined by the board, and if a participant ceases to be a director of the Corporation or a designated affiliate for any reason, that participant's unvested DSUs shall terminate and be forfeited and the participant may redeem any vested DSUs until the earlier of: (i) 90 days from the date the participant ceased to be a director (180 days in the case of cessation by reason of death or permanent disability); or (ii) the expiry date set forth in the document granting the DSUs. The Corporation's directors are not eligible to receive options under the Plan.

During 2007, the Corporation granted 5,000 DSUs to each of Ronald P. Mathison, James S. Blair, Gregory S. Fletcher, Martin A. Lambert and R.T. (Tim) Swinton, all of which expire on January 31, 2009. Also during 2007, each of Messrs. Mathison, Blair, Fletcher, Lambert and Swinton exercised previously granted DSUs in exchange for a cash payment of $94,150.

Director Share Ownership Policy

The board of directors has adopted a director share ownership policy that requires each of the Corporation's directors to have an investment in the Corporation's common shares having a value of at least $200,000 by the later of March 24, 2007, and the third anniversary of the date of the director's initial election or appointment as a director of the Corporation.

Report On Executive Compensation

The Compensation Committee recommends for approval by the Corporation's board of directors on an individual basis all compensation paid to the Corporation's officers, including the Corporation's Chief Executive Officer. The Compensation Committee also recommends in general terms for approval by the Corporation's board of directors the overall compensation paid to the Corporation's employees, other than the officers, which recommendations are made upon receipt by the Compensation Committee of the recommendations of management of the Corporation, based on the results of annual performance reviews conducted by management.

The main components of executive compensation are comprised of a base salary and an annual incentive bonus paid only if the Corporation has achieved a "profit before income tax", as defined in the Corporation's annual incentive bonus plan, that is in excess of a threshold determined by a specified return on average capital employed. A maximum annual incentive bonus has been established for each employee based upon their base salary and level of responsibility within the Corporation. These forms of compensation are considered both individually and collectively to determine the compensation levels paid to each of the Corporation's officers and to the employees as a group, and are designed to have a significant portion of total compensation based on performance. Awards of PSUs pursuant to the PSU Plan are also considered by the Compensation Committee on an individual basis.

In arriving at the compensation levels paid by the Corporation, the Compensation Committee takes into account a number of factors, including the responsibilities and experience of the individuals, the performance of the individuals, and the overall performance of the Corporation. The Compensation Committee also reviews available compensation surveys conducted on the industry for companies of comparable size.

During 2007, the Corporation's management, on behalf of the Compensation Committee, engaged a compensation consultant to provide specific information on executive compensation. The mandate given to the compensation consultant included a survey of market practices and a technical analysis of this information relative to the Corporation's compensation plans and practices.

In December of 2007, based on the information provided by the compensation consultant engaged by the Corporation, management of the Corporation presented to the Compensation Committee recommendations in respect of the compensation of the Corporation's executive officers and other employees, including certain amendments to the Corporation's bonus plan, in order to align the Corporation's compensation practices with those of its peers and ensure that the Corporation remains able to attract and retain qualified and highly motivated employees. Prior to approving the recommendations of management in respect of the proposed amendments to the Corporation's bonus plan, the Compensation Committee requested additional information and cost scenarios under the parameters of the revised plan. Following the receipt and analysis of such information in January and February of 2008, the Compensation Committee resolved to approve the proposed amendments to the bonus plan, which include the following modifications: (i) amending the formula for the calculation of the Corporation's return on average capital employed; (ii) moving to a model where business unit and individual performance parameters are considered along with overall corporate performance in making bonus determinations; and (iii) implementing a sliding scale payout threshold that commences modestly at a lower return on average capital employed and increases proportionally with return on average capital employed. The amendments to the bonus plan approved by the Compensation Committee will not be applicable for the 2007 financial year.

In light of the strong performance of the Corporation in spite of the difficult industry conditions in 2007, the invested capital associated with the Corporation's recent international expansion efforts which negatively impacted the Corporation's return on average capital employed, and the tight labour market conditions in the jurisdictions in which the Corporation operates, the Compensation Committee approved the payment of a discretionary bonus to the Corporation's executive officers and employees.

The Compensation Committee believes that the criteria utilized to make determinations with respect to compensation are appropriate and assist the Compensation Committee in its efforts to ensure that overall compensation levels remain competitive to attract and retain quality employees while also ensuring that overall compensation levels do not become excessive. The compensation of the Corporation's Chief Executive Officer is based on the same criteria set out above.

Submitted by the Compensation Committee:

R.T. (Tim) Swinton (Chair)
Ronald P. Mathison
Gregory S. Fletcher

Equity Compensation Plan Information as at December 31, 2007

Plan Category	Number of common shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of shares remaining available for future issuance under equity compensation plans (excluding outstanding options)
Equity compensation plans approved by shareholders	1,224,223	$18.03	1,565,917
Equity compensation plans not approved by shareholders	-	-	-
Total	1,224,223	$18.03	1,565,917

Performance Graph

The graph below compares the cumulative return on the common shares of the Corporation with the cumulative total return of the S&P/TSX Composite Index for the period commencing March 29, 2004 (the date on which the common shares first traded on the TSX) and ending December 31, 2007.

TOTAL RETURN ON $100 INVESTMENT FROM MARCH 29, 2004 TO DECEMBER 31, 2007



$400
$350
$300
$250
$200
$150
$100
$50
$0
Mar. 29, 2004
Dec. 31, 2004
Dec. 31, 2005
Dec. 31, 2006
Dec. 31, 2007

	March 29, 2004	December 31, 2004	December 31, 2005	December 31, 2006	December 31, 2007
● S&P/TSX Composite Index	$100	$109	$136	$159	$170.39
◆ Calfrac Well Services Ltd.	$100	$203	$347	$191.01	$153.06

CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Corporation's board of directors, the members of which are elected by and are accountable to the Corporation's shareholders. The Corporation's board of directors views effective corporate governance as an essential element for the ongoing well-being of the Corporation and its shareholders. With that in mind, the board of directors reviews the Corporation's corporate governance practices on an ongoing basis to ensure that they provide for effective stewardship of the Corporation.

The following disclosure of the Corporation's corporate governance practices is presented pursuant to the requirements of National Instrument 58-101 – *Disclosure of Corporate Governance Practices* ("NI 58-101").

Board of Directors

Independence

The board of directors has reviewed the status of each director to determine whether such director is "independent" as defined in NI 58-101. This review included the completion of self-assessment questionnaires by each of the directors and a detailed review of such questionnaires by the Corporation and its legal counsel. As a result of such review, and after consideration of all business, charitable, family and other relationships among the directors and the Corporation, the board has determined that all of the directors, other than Douglas R. Ramsay, the President and Chief Executive Officer of the Corporation, are independent within the meaning of NI 58-101.

Board Meetings and Attendance Record

The board of directors generally meets four times a year and additionally during the year as the need arises. The frequency and length of meetings and the nature of agenda items depend upon the circumstances. Meetings are detailed and well attended, and are conducted in an atmosphere that encourages participation and independence. In order to promote candid discussion among the independent directors, an in-camera session is held at every board meeting, from which Douglas R. Ramsay, the lone non-independent director, and any management invitees in attendance, are excused. Information regarding the number of board and committee meetings held in 2007 and the attendance at such meetings is provided in Appendix A to this Circular.

Other Directorships

The following directors of the Corporation are directors of other reporting issuers as follows:

Director	Other Reporting Issuers
Ronald P. Mathison	CMQ Resources Inc. Pantera Drilling Income Trust
Gregory S. Fletcher	Peyto Energy Trust Total Energy Services Trust
Martin A. Lambert	Oil States International, Inc. zed.i solutions inc.

Chairman

The Chairman of the board, Ronald P. Mathison, is an independent director. Mr. Mathison's responsibilities as Chairman of the board include ensuring that the board of directors functions effectively and independently of management and that it meets its responsibilities as set out in its mandate.

Board Mandate

The mandate of the board of directors sets out the board's purpose, organization, duties and responsibilities. A copy of the mandate is attached to this Circular as Appendix B.

Position Descriptions

The board of directors has developed written position descriptions for the Chairman of the board of directors as well as the chair of each board committee. The board has also developed a written position description for the Chief Executive Officer.

Orientation and Continuing Education

All directors are provided with a director's manual, which includes a copy of all board and committee mandates and policies, the Corporation's by-laws, a reference manual of pertinent corporate information and other reference materials, and are introduced to senior management and the other directors. New directors are also given a presentation on the Corporation and its position in the oilfield services sector by the Corporation's President and Chief Executive Officer, and all directors are afforded opportunities to supplement their knowledge of the technical and operating aspects of the Corporation's business through trips to the field to witness the Corporation's operations firsthand and are provided direct exposure to the Corporation's management and operations personnel. The Corporation's board of directors is comprised of individuals with significant experience as directors of public and private corporations who understand the role of a board of directors and its committees, as well as the contributions that individual directors are expected to make. Notwithstanding this experience, the Corporation supports the continuing education of its directors through attendance at relevant external education programs and seminars which may be deemed by any of the directors as being beneficial for the maintenance or enhancement of their skills and abilities. The orientation and education process is reviewed on an annual basis and will be revised accordingly as circumstances warrant.

Ethical Business Conduct

The Corporation has a written code of business conduct and ethics for its directors, officers and employees. A copy of the code of business conduct and ethics may be found on SEDAR at www.sedar.com. The board has delegated to senior management the responsibility for monitoring compliance with the code of business conduct and ethics. To the knowledge of the board, there have been no departures from the code that would necessitate the filing of a material change report.

The board of directors is of the view that a culture of strong corporate governance and ethical business conduct must be endorsed by the board and the Corporation's executive officers. The Corporation's code of business conduct and ethics addresses many areas of business conduct and provides a procedure for employees to raise concerns or questions regarding the conduct of the Corporation's directors, officers and employees.

Nomination of Directors

The Corporate Governance and Nominating Committee is responsible for proposing director nominees to the board of directors and annually reviews both the size and the composition of the board to ensure that the board is populated with an appropriate number of directors who collectively possess the competencies identified by the Committee as being critical to the effectiveness of the board as a whole.

The Corporate Governance and Nominating Committee consists of two members, each of whom is independent. The charter of the Corporate Governance and Nominating Committee sets out, among other things, the following duties and responsibilities:

- consider the membership needs of the board and its committees and make recommendations with a view to fulfilling such needs;

- review the composition of the board and its committees and make recommendations to the board designed to ensure that appropriate numbers of directors sit on the board and its committees and that the directors collectively have the competencies and skills that the board considers to be necessary for the board as a whole to possess; and

- following consultation with the Chairman of the board, identify, evaluate and make recommendations to the board regarding appropriate committees of the board to be established, the charter for each committee, and the chair of each committee.

Compensation

The Compensation Committee, and the board of directors upon receiving the recommendations of the Compensation Committee, is responsible for reviewing the overall compensation strategy of the Corporation.

The Compensation Committee consists of three members, each of whom is independent. The charter of the Compensation Committee sets out, among other things, the following duties and responsibilities:

- review annually and recommend for approval to the board of directors the compensation policies and guidelines for the Corporation, together with the Corporation's corporate goals and objectives relevant to compensation;

- review annually and recommend for approval to the board of directors the salaries and compensation of the Corporation's officers;

- conduct annually and report to the Board the results of performance appraisals of the Chief Executive Officer and other officers as appropriate;

- review and recommend for approval to the board of directors grants of stock options or other equity-based compensation;

- review annually the Corporation's employee incentive plans, benefit plans and bonus plans, and review and recommend for approval to the board of directors any amendments thereto;

- review management's reports to the Compensation Committee on human resource issues;

- review annually and recommend for approval to the board of directors the executive compensation disclosure of the Corporation in its management information circular;

- review annually and recommend for approval to the board of directors the compensation arrangements for the directors of the Corporation, the Chairman of the board of directors and the chair and members of each committee of the board of directors; and

- review and approve any management contracts, change of control agreements, indemnity agreements and significant consulting contracts.

The Compensation Committee has the authority to retain consultants, including compensation consultants or advisors, as the Committee may determine necessary or advisable to carry out its responsibilities. As disclosed under the heading "Executive Compensation – Report on Executive Compensation", during the year ended December 31, 2007, a compensation consultant was retained to assist the Compensation Committee with its review and recommendations of executive compensation.

Board Committees

The Corporation's board of directors has four standing committees: the Audit Committee, the Corporate Governance and Nominating Committee, the Compensation Committee and the Health, Safety and Environment Committee. Details in respect of the Corporate Governance and Nominating Committee and the Compensation Committee are provided above. The information about the Audit Committee required by Multilateral Instrument 52-110 – *Audit Committees* is disclosed in the Corporation's annual information form and a copy of the Audit Committee mandate is attached as Appendix A to the Corporation's annual information form filed on SEDAR at www.sedar.com.

The Health, Safety and Environment Committee is a newly established committee of the board of directors and is responsible for monitoring the health, safety and environment practices, procedures and performance of the Corporation and its subsidiaries and for monitoring compliance with applicable legislation and conformity with industry standards. The Committee is also responsible for reviewing management reports and, when appropriate, making recommendations to the board of directors on Calfrac's policies and procedures related to health, safety and the environment. The Health, Safety and Environment Committee consists of three members, two of whom, including the chair, are independent.

Assessments

The board of directors, its committees and individual directors are assessed at least annually with respect to effectiveness and overall contribution. This evaluation function is facilitated by the Corporate Governance and Nominating Committee, who undertake this review in the form of questionnaires and, where appropriate, individual director interviews.

BUSINESS OF THE MEETING

Receipt of Financial Statements

The financial statements for the year ended December 31, 2007, and the report of the auditor will be placed before the shareholders at the Meeting. The financial statements are being mailed to registered shareholders with this Circular, and copies will be available at the Meeting.

Election of Directors

The persons named in the accompanying form of proxy intend to vote for the election as directors of the persons whose names are set forth below, all of whom are currently directors of the Corporation. Each director elected will hold office until the close of the next annual meeting.

Name and Residence	Principal Occupation	Number of Common Shares Beneficially Owned or Controlled or Directed, Directly of Indirectly (1)	Director Since
Ronald P. Mathison (2)(3) Alberta, Canada	President, Matco Investments Ltd. (a private investment company)	9,009,124(6)	March 8, 2004 (8)
Douglas R. Ramsay(5) Alberta, Canada	President and Chief Executive Officer, Calfrac Well Services Ltd.	2,307,892	March 24, 2004
James S. Blair (4)(5) Alberta, Canada	President and Chief Executive Officer of Glenogle Energy Inc. (a private oil and gas exploration and development company)	20,300	May 8, 2002 (8)
Gregory S. Fletcher (2)(3) Alberta, Canada	President, Sierra Energy Inc. (a private energy company)	34,212	May 8, 2002 (8)

Name and Residence	Principal Occupation	Number of Common Shares Beneficially Owned or Controlled or Directed, Directly of Indirectly [(1)]	Director Since
Martin A. Lambert [(4)(5)] Alberta, Canada	Managing Director, Matco Capital Ltd. (a private investment company)	23,706[(7)]	March 8, 2004 [(8)]
R.T. (Tim) Swinton [(2)(3)] Alberta, Canada	President, Western Provinces Resources Ltd. (a private investment company)	44,000	March 24, 2004
Fernando Aguilar Paris, France	President, Eastern Hemisphere, CGGVeritas (a global geophysical company)	Nil	Nominee

Notes:

(1) Information provided by the nominees.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.
(4) Member of the Corporate Governance and Nominating Committee.
(5) Member of the Health, Safety and Environment Committee.
(6) Includes 6,051,622 common shares held by Matco Investments Ltd. and 1,348,846 common shares held by Matco Capital Ltd., entities controlled by Mr. Mathison.
(7) Excludes 1,348,846 common shares held by Matco Capital Ltd. in respect of which Mr. Lambert has an indirect minority interest.
(8) Service prior to March 24, 2004, was as a director of Denison.

Appointment of Auditor

The persons named in the accompanying form of proxy intend to vote for the reappointment of PricewaterhouseCoopers LLP as the auditor of the Corporation.

Amendment to Stock Option Plan

The Corporation has a stock option plan as described under the heading "Stock Option Plan" on pages 3 and 4 of this Circular. The board of directors believes that it would be in the best interests of the Corporation to amend the Plan to increase the "rolling maximum" number of shares reserved for issuance thereunder from 7.5% to 10% of the number of issued and outstanding shares of the Corporation. The board has approved this amendment, subject to the approval of the shareholders of the Corporation and the TSX. Management of the Corporation is of the view that the proposed increase to the number of common shares reserved for issuance under the Plan is critical to the Corporation's ability to attract and retain qualified and highly motivated employees, particularly in light of the tight labour market conditions experienced in the Corporation's operating jurisdictions, and is in line with the compensation practices of the Corporation's peers.

At the Meeting, the shareholders will be asked to pass an ordinary resolution amending the Plan to increase the "rolling maximum" number of shares reserved for issuance thereunder from 7.5% to 10% of the number of issued and outstanding shares of the Corporation. The persons named in the accompanying form of proxy intend to vote for the resolution amending the Plan.

FEEDBACK FROM STAKEHOLDERS

The board of directors has assigned to the Chairman of the board, the President and Chief Executive Officer, and the chair of the Corporate Governance and Nominating Committee the responsibility for bringing to the attention of the board any feedback received by them from shareholders and other stakeholders of the Corporation. Shareholders and other stakeholders may provide such feedback by email to Ronald P. Mathison, the Chairman of the board, at rmathison@matcocap.com, to Douglas R. Ramsay, the President and Chief Executive Officer, at dramsay@calfrac.com, and to Martin A. Lambert, the chair of the Corporate Governance and Nominating Committee, at mlambert@matcocap.com.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com.

Information regarding the business of the Corporation is provided in the Corporation's current annual information form. Financial information is provided in the Corporation's comparative financial statements and management's discussion and analysis for the year ended December 31, 2007. Shareholders may obtain copies of these documents and the Corporation's interim financial statements and additional copies of this Circular without charge by contacting the Corporate Secretary of the Corporation at 411 – 8th Avenue S. W., Calgary, Alberta, T2P 1E5 (phone: 403-266-6000; fax: 403-266-7381).

DATED April 8, 2008.

APPENDIX A

DIRECTORS' ATTENDANCE RECORDS

		Committees		
	Board	Audit	Corporate Governance and Nominating	Compensation
Number of Meetings Held	7	4	2	3
Number of Meetings Attended				
Ronald P. Mathison	7	4	--	2
Douglas R. Ramsay	7	--	--	--
James S. Blair	7	--	2	--
Gregory S. Fletcher	7	4	--	3
Martin A. Lambert	6	--	2	--
R.T. (Tim) Swinton	7	4	--	3

APPENDIX B

BOARD OF DIRECTORS MANDATE

The board of directors (the "Board") of Calfrac Well Services Ltd. ("Calfrac") is responsible for the stewardship of Calfrac and for overseeing the conduct of the business of Calfrac and the activities of management, who are responsible for the day-to-day conduct of the business.

Composition and Operation

The Board operates by reserving certain powers to itself and delegating certain of its authorities. The Board retains responsibility for managing its own affairs, including selecting its chair, nominating candidates for election to the Board, constituting committees of the Board, appointing the chairs of committees of the Board, and determining director compensation. Subject to the articles and by-laws of Calfrac and the *Business Corporations Act* (Alberta), the Board may constitute committees of the Board and seek the advice of, and delegate powers, duties and responsibilities to, its committees and management.

Responsibilities

The Board's primary responsibilities are to preserve and enhance long-term shareholder value and to ensure that Calfrac meets its obligations on an on-going basis and operates in a reliable and safe manner. In performing its duties, the Board should also consider the legitimate interests other stakeholders, such as employees, customers and communities, may have in Calfrac. In broad terms, the stewardship of Calfrac involves the Board in strategic planning, risk management and mitigation, senior management determination and assessment, communication planning, and internal control integrity. More specifically, the Board is responsible for

(a) to the extent feasible, satisfying itself as to the integrity of the chief executive officer ("CEO") and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization,

(b) adopting a business planning process and approving, on an annual basis, a business plan for Calfrac which takes into account, among other things, the opportunities and risks of the business,

(c) identifying the principal risks of Calfrac's business and ensuring the implementation of appropriate systems to manage these risks,

(d) succession planning, including appointing, training and monitoring senior management,

(e) adopting a communication policy for Calfrac that includes measures for receiving feedback from stakeholders,

(f) monitoring the integrity of Calfrac's internal control and management information systems,

(g) developing Calfrac's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Calfrac, and

(h) on an individual basis, attending Board meetings, reviewing meeting materials in advance of meetings, and complying with the other expectations and responsibilities of directors of Calfrac established by the Board.

In discharging these responsibilities and the specific duties set out below, the Board will utilize and direct management of Calfrac to the extent the Board considers to be appropriate.

Specific Duties

The Board's specific duties, obligations and responsibilities fall into the following categories.

1. Legal Requirements

(a) The Board has oversight responsibility for Calfrac's satisfaction of its legal obligations and for the preparation and maintenance of Calfrac's documents and records.

(b) The Board has the statutory obligation to

(i) manage the business and affairs of Calfrac, and

(ii) act in accordance with its obligations under the *Business Corporations Act* (Alberta) and the regulations thereunder, Calfrac's articles and by-laws, and other relevant legislation and regulations,

and each director of Calfrac in exercising the director's powers and discharging the director's duties has the statutory obligation to

(iii) act honestly and in good faith with a view to the best interests of Calfrac, and

(iv) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

(c) The Board has the statutory obligation to consider the following matters as a board of directors and may not delegate to management or to a committee of the Board any authority with respect to these matters:

(i) submit to the shareholders any question or matter requiring the approval of the shareholders,

(ii) fill a vacancy among the directors or in the office of auditor,

(iii) issue securities except in the manner and on the terms authorized by the Board,

(iv) declare dividends,

(v) purchase, redeem or otherwise acquire shares issued by Calfrac, except in the manner and on the terms authorized by the Board,

(vi) pay a commission to any person in consideration of the person's purchasing or agreeing to purchase shares of Calfrac from Calfrac or from any other person, or procuring or agreeing to procure purchasers for shares of Calfrac,

(vii) approve any management proxy circular relating to a solicitation of proxies by or on behalf of the management of Calfrac,

(viii) approve any take-over bid circular or directors' circular,

(ix) approve any annual financial statements of Calfrac, or

(x) adopt, amend or repeal by-laws.

2. *Independence*

The Board is responsible for implementing appropriate structures and procedures to permit the Board to function independently of management.

3. *Strategic Planning*

The Board is responsible for ensuring that there are long-term goals and a strategic planning process in place for Calfrac and participating with management directly or through its committees in approving the strategic plans by which Calfrac proposes to achieve its goals.

4. *Risk Management*

The Board is responsible for understanding the principal risks of the business in which Calfrac is engaged, achieving a proper balance between risks incurred and the potential return to shareholders, and confirming that there are systems in place that effectively monitor and manage those risks with a view to the long-term viability of Calfrac.

5. *Appointment, Training and Monitoring of Senior Management*

The Board is responsible for

(a) appointing the CEO of Calfrac, monitoring and assessing the CEO's performance, determining the CEO's compensation, and providing advice and counsel to the CEO in the execution of the CEO's duties,

(b) approving the appointment and remuneration of all other officers of Calfrac, and

(c) confirming that adequate provision has been made for the training and development of management and for the orderly succession of management.

6. *Reporting and Communication*

The Board is responsible for

(a) verifying that Calfrac has in place policies and programs to enable Calfrac to communicate effectively with its shareholders, other stakeholders and the public generally,

(b) verifying that the financial performance of Calfrac is adequately reported to shareholders, other security holders, regulators and the public on a timely and regular basis,

(c) verifying that Calfrac's financial results are prepared and reported fairly and in accordance with generally accepted accounting principles,

(d) verifying the timely reporting of any other developments that have a material effect on Calfrac, and

(e) reporting annually to shareholders on the Board's stewardship of the affairs of Calfrac for the preceding year.

The Board has assigned to the chair of the Board, the CEO, and the chair of the Corporate Governance and Nominating Committee responsibility for bringing to the attention of the Board feedback received by them from shareholders and other stakeholders of Calfrac. To encourage and facilitate such feedback, instructions for contacting these individuals will be disclosed annually in Calfrac's management information circular and will be posted on Calfrac's web site.

7. *Monitoring and Acting*

The Board is responsible for

(a) verifying that Calfrac operates at all times within applicable laws and regulations to the highest ethical standards,

(b) approving and monitoring compliance with the significant policies and procedures by which Calfrac is operated,

(c) verifying that Calfrac sets high environmental standards in its operations and is in compliance with environmental laws and regulations,

(d) verifying that Calfrac has in place appropriate programs and policies for the health and safety of its employees in the workplace,

(e) monitoring Calfrac's progress toward its goals and objectives and revising and altering its direction through management in response to changing circumstances,

(f) taking action when Calfrac's performance falls short of its goals and objectives or when other special circumstances warrant,

(g) verifying that Calfrac has implemented adequate information systems, disclosure controls and procedures, and internal control over financial reporting,

(h) ensuring that the Board receives from senior management on a timely basis the information and input required to enable the Board to effectively perform its duties,

(i) adopting a written code of business conduct and ethics and monitoring compliance with the code, and

(j) conducting and acting upon annual assessments and evaluations of the Board, committees of the Board and individual directors.

8. *Other*

The Board may exercise or delegate any other powers consistent with this mandate, Calfrac's articles and by-laws, and any governing laws, as the Board deems necessary or appropriate. The powers of the Board may be exercised by a resolution passed at a meeting of the Board at which a quorum is present or by a resolution in writing signed by all of the directors entitled to vote on that resolution at a meeting of the Board. If there is a vacancy in the Board, the remaining directors may exercise all the powers of the Board so long as a quorum remains in office.

CWS CALFRAC

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual Meeting of Shareholders to be held on May 12, 2008

This Form of Proxy is solicited by and on behalf of management of Calfrac Well Services Ltd.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by management.

Proxies submitted must be received by 5:00 pm, Eastern Time, on May 8, 2008.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

+ +

Appointment of Proxyholder

I/We, being holder(s) of Calfrac Well Services Ltd. hereby appoint:
Douglas R. Ramsay, or failing him Gordon A. Dibb

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of shareholders of **Calfrac Well Services Ltd.** (the "Corporation") to be held in the Calgary Petroleum Club, 319 - 5th Avenue, Calgary Alberta on May 12, 2008 at 3:30 pm, Mountain time, and at any adjournment thereof (the "Meeting").

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

Management recommends that you vote **FOR** all of the nominees as outlined in the Management Information Circular delivered to shareholders in connection with the Meeting.

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	For	Withhold
Vote FOR or WITHHOLD for all nominees proposed by management.	☐	☐

2. Appointment of Auditors

	For	Withhold
Appointment of PricewaterhouseCoopers, LLP as auditors of the Corporation for the ensuing year.	☐	☐

3. Stock Option Plan

	For	Against
The amendment of the Corporation's stock option plan, as further discussed in the Management Information Circular delivered to shareholders in connection with the Meeting.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you do NOT want to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 3 9 2 7 5 A R 2 D S E Q +

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac Well Services Ltd. First Quarter 2008 Earnings Release and Conference Call

CALGARY, April 29 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX: CFW) intends to release its First Quarter 2008 results after the markets close on Tuesday, May 6, 2008. A conference call has been scheduled for 10:00 a.m. MDT (12:00 p.m. EDT) on Wednesday, May 7, 2008. If you wish to participate in the conference call, please call (800) 814-4859 or (416) 644-3431 prior to the start of the call and ask for the Calfrac Well Services Ltd. conference call. A webcast of the conference call may be accessed via Calfrac's website at www.calfrac.com. An update regarding Calfrac's activities will be presented by D.R. (Doug) Ramsay, President and C.E.O. Following this update there will be a question and answer period.

A replay of the conference call will be available for review until May 16, 2008. To listen to the recording, call (877) 289-8525 or (416) 640-1917 and ask for reservation 21270699 followed by the pound key.

%SEDAR: 00002062E

/For further information: on this conference call please contact Lorraine Graham of Calfrac at (403) 218-7491/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 16:48e 29-APR-08

82-34909

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac Announces First Quarter Results and Increase to 2008 Capital Budget

CALGARY, May 6 /CNW/ - Calfrac Well Services Ltd. ("Calfrac" or "the Company") (TSX-CFW) is pleased to announce its financial and operating results for the three months ended March 31, 2008.

<<
HIGHLIGHTS

	Three Months Ended March 31,		
	2008	2007	Change
(000s, except per share and unit data) (unaudited)	($)	($)	(%)
Financial			
Revenue	142,470	128,507	11
Gross margin(1)	37,740	38,222	(1)
Net income	14,269	18,777	(24)
Per share - basic	0.38	0.52	(27)
- diluted	0.38	0.52	(27)
Cash flow from operations(2)	28,790	28,827	-
Per share - basic	0.77	0.79	(3)
- diluted	0.77	0.79	(3)
EBITDA(3)	31,047	30,324	2
Per share - basic	0.83	0.84	(1)
- diluted	0.83	0.83	-
Working capital	111,989	105,549	6
Shareholders' equity	377,056	326,184	16
Weighted average common shares outstanding (No.)			
Basic	37,388	36,297	3
Diluted	37,464	36,390	3
	(No.)	(No.)	(%)
Operating			
Fracturing spreads at period end			
Conventional fracturing	24	23	4
Coalbed methane	4	4	-
Total	28	27	4
Coiled tubing units	18	14	29
Cementing units	17	15	13

(1) Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under generally accepted accounting principles (GAAP) and, accordingly, may not be comparable to similar measures used by other companies.

(2) Cash flow is defined as funds provided by operations as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning

prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

(3) EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

PRESIDENT'S MESSAGE

I am pleased to present the highlights for the three months ended March 31, 2008 and provide an outlook for the remainder of the year. During the first quarter, our Company:

- acquired the remaining 70 percent interest in ChemErgy Ltd. that it did not previously own, which is expected to provide synergies associated with bringing Calfrac's chemical supply and development requirements in-house;

- completed its first full quarter of operations in Mexico;

- completed the final preparations for the initial start-up of cementing operations in Argentina, which commenced early in the second quarter of 2008;

- signed an additional supplier contract for the provision of fracturing sand to facilitate the expansion of our future operations in North America; and

- experienced generally higher than anticipated activity levels in our core North American markets, due primarily to the recovery of North American natural gas prices.

Financial Highlights

For the three months ended March 31, 2008, the Company:

- realized record revenue of $142.5 million, an increase of 11 percent from the comparable period in 2007;

- earned net income of $14.3 million or $0.38 per share (basic);

- generated cash flow from operations before changes in non-cash working capital of $28.8 million or $0.77 per share (basic); and

- exited the quarter in strong financial condition with working capital of $112.0 million and undrawn credit facilities of $90.0 million.

>>

Operational Highlights

Canada

Calfrac's operations in western Canada were very active during the first quarter of 2008, particularly in the deeper gas reservoirs located in northern Alberta and northeastern British Columbia. All service lines, with the exception of the Company's coalbed methane (CBM) operations, experienced strong levels of equipment utilization. Additional equipment and personnel from Calfrac's Medicine Hat district were redeployed to our northern operating areas at the onset of spring break-up in the southern areas, which began near the end of February. The Company also continued to work with its customers to develop emerging resource plays in the Western Canada Sedimentary Basin, such as the Montney and Muskwa plays.

As a result, Calfrac's Canadian operations recorded better than anticipated financial performance during the first quarter and were a significant contributor to the improvement in the Company's consolidated financial results from the fourth quarter of 2007, resulting in a 47 percent increase in cash flow from operations quarter-over-quarter. Although activity levels were robust, this region's financial performance was tempered somewhat by pricing pressures, which impacted the first quarter.

United States

In the United States, Calfrac's fracturing and cementing operations benefited from strong activity levels during the first three months of 2008, but were impacted by pricing pressures in all operating districts. Overall, the U.S. region's financial performance improved both over the previous quarter and over the first quarter of 2007.

Industry and Company activity in the Rocky Mountain region of the United States increased significantly from the fourth quarter of the prior year due to the commissioning of the Rocky Mountain Express Pipeline, which alleviated previous natural gas take-away limitations affecting the region. Fracturing equipment and personnel were temporarily redeployed from the DJ Basin to the Piceance Basin in order to assist with meeting the strong demand for our pressure pumping services.

During the first quarter of 2008, Calfrac's fracturing operations in Arkansas attained record activity levels as customers required a larger average number of fracturing stages per well, which were also being pumped at higher rates. This led to higher levels of equipment utilization in the Fayetteville region of the United States, offsetting the pricing pressures experienced in this market resulting from new competitors entering this region.

Russia

During the quarter, the Company consolidated its operations into its most active areas, Khanty-Mansiysk and Noyabrsk. Calfrac expects to improve its future financial performance in Western Siberia through the realization of cost efficiencies as a result of a more focused operating scale. Although the financial results were slightly weaker than in the previous quarter, activity levels in Russia during the first quarter were consistent with our expectations and are anticipated to improve throughout the remainder of the year.

Mexico

The start-up of the Company's hydraulic fracturing operations in northern Mexico progressed during the first quarter of 2008. Drilling activity in Mexico is historically low in the first quarter, with a build-up generally occurring throughout the remainder of the year. In anticipation of higher activity levels, a second fracturing spread was deployed into Mexico in late April, with operations expected to commence in May. The additional equipment is anticipated to improve the future financial performance of this geographical segment.

Argentina

In Argentina, Calfrac worked diligently to start-up cementing operations early in the second quarter of 2008. A district office was established in Catriel, Argentina in February 2008 to support these operations and the first cementing job was completed in early April.

Outlook

The near and longer term fundamentals for natural gas prices appear to be strengthening, with overall continental storage having fallen back to the five-year historical average. The recent rise in the price of natural gas provides a great deal of optimism for growth in North American activity levels as the year progresses.

In Canada, higher commodity prices resulted in stronger than anticipated demand for the Company's services during the first quarter, especially in the deeper, more technically complex unconventional reservoirs located in northern Alberta, northeastern British Columbia and southern Saskatchewan. Calfrac expects this positive momentum to continue as our customers strive to develop new resource plays within the Western Canada Sedimentary Basin. The Company expects to be an active participant in the Montney and Horn River shale plays in northeastern British Columbia and northwestern Alberta, as well as in the light oil plays in the Bakken and Shaunavon Formations of southern Saskatchewan.

The Canadian market continues to require additional hydraulic horsepower to support the development of these unconventional reservoirs, which in many cases require both multiple fractures per well and high-pressure fracturing. This industry trend is expected to substantially increase pressure pumping requirements into the future as these plays continue to grow. Drilling activity in the shallow gas regions of southern Alberta is also forecast to remain active during 2008, offset slightly by lower levels of activity in the CBM fracturing market.

In the United States, the Company anticipates that activity levels in the Piceance Basin and the Fayetteville shale play of Arkansas will remain strong throughout 2008. Competitive pricing pressures within certain markets are expected to ease and be mitigated by higher levels of equipment utilization during the remainder of the year as customers plan to increase the number of fractures performed on a daily basis. As is the case in Canada, drilling activity in the United States is focused on the development of technically challenging tight gas and shale reservoirs, which have high hydraulic horsepower requirements. Calfrac expects that its United States operations will be a significant contributor to the Company's consolidated financial results in 2008 and beyond.

The Company recently signed annual contracts with one of Russia's largest oil and natural gas companies and these agreements are expected to ensure high levels of equipment utilization in Western Siberia throughout the remainder of 2008. Calfrac will continue to focus on levering new operating efficiencies, combined with higher activity levels, to drive greater financial returns into the future.

During the first quarter of 2008, the Company's fracturing operations in Reynosa, Mexico continued through the start-up phase. A second fracturing spread comprised of equipment from our recent acquisition of a Canadian competitor as well as some new capital was deployed into Mexico during the second quarter in order to improve overall equipment utilization as activity is anticipated to increase throughout the remainder of the year. As a result, the future operating and financial performance of this geographic segment is expected to improve.

As planned, Calfrac commenced cementing operations in Argentina during the second quarter of 2008, anchored by its negotiated arrangement with a local oil and natural gas company. The Company has partnered with a strong local management team to work on growing this fifth geographical region. We believe that this initiative will provide a long-term foundation for the introduction of additional cementing equipment as well as other service lines as the pressure pumping market develops in Argentina.

Calfrac is also pleased to announce that its Board of Directors has approved a $44 million increase to the 2008 capital program, for a revised total of $72 million. The additional capital will be focused mainly on constructing a new high-rate conventional fracturing spread and deep coiled tubing unit likely destined for the Canadian market in advance of the 2009 winter drilling season, as well as the purchase of several horsepower units and high-rate blenders to bolster the Company's existing fracturing fleet in North America. The addition to the 2008 capital program is expected to be funded from the Company's 2008 cash flow from operations.

On behalf of the Board of Directors,

Douglas R. Ramsay
President & Chief Executive Officer

May 6, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of May 5, 2008 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the three months ended March 31, 2008 and 2007 and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes for those periods as well as the audited consolidated financial statements and MD&A for the year ended December 31, 2007. Readers should also refer to the "Forward-Looking Statements" legal advisory at the end of this MD&A.

All financial amounts and measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used within this MD&A have been included at the end of this MD&A.

First Quarter 2008 Performance Summary

Calfrac is an independent provider of specialized oilfield services in Canada, the United States, Russia, Mexico and Argentina, including fracturing, coiled tubing, cementing and other well stimulation services. The Company has established a leadership position through an expanding geographic network, larger operating fleet and growing customer base. For the three months ended March 31, 2008, the Company:

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- earned revenue of $142.5 million compared to $128.5 million in the same period of 2007;
- recorded net income of $14.3 million or $0.38 per share (basic) versus $18.8 million or $0.52 per share (basic) in the same period of 2007;
- realized cash flow from operations before changes in non-cash working capital of $28.8 million or $0.77 per share (basic) compared to $28.8 million or $0.79 per share (basic) in the same period of 2007; and
- exited the quarter in strong financial condition with working capital of $112.0 million and undrawn credit facilities of $90.0 million.

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Revenue

Q1 2008 versus Q1 2007

Canada

Revenue from Calfrac's Canadian operations during the first quarter of 2008 decreased by 4 percent to $83.1 million from $86.6 million recorded in the same three-month period of 2007. Canadian fracturing revenue for the quarter totalled $67.5 million, a decrease of 10 percent from the $74.9 million earned in the corresponding quarter of 2007. This decrease was primarily due to slightly lower fracturing activity levels in western Canada as compared to the previous year. During the first quarter of 2008, the Company completed 1,273 Canadian fracturing jobs for average revenue of

$52,995 per job compared to 1,398 jobs for average revenue of $53,597 per job in the same period of 2007.

For the three months ended March 31, 2008, revenue from Canadian coiled tubing operations increased by 67 percent to $8.1 million from $4.9 million for the same period in 2007, due primarily to a larger equipment fleet operating in the deeper reservoirs of the Western Canada Sedimentary Basin. During the first quarter of 2008, the Company completed 1,036 jobs for average revenue of $7,813 per job compared to 1,181 jobs for average revenue of $4,107 per job in 2007. The increase in the average revenue per job was due primarily to a higher proportion of activity in the deeper, more technically challenging basins of western Canada.

Revenue from Calfrac's cementing operations during the first quarter of 2008 was $7.5 million, an 11 percent increase from the $6.8 million recorded in the comparative quarter of 2007. The Company completed 986 jobs for average revenue of $7,635 per job in the first three months of 2008 compared to 497 jobs for average revenue of $13,697 per job in the same period of 2007. The decrease in the average revenue per job was due primarily to a higher percentage of shallow cementing jobs completed as compared to the prior year's quarter, as well as the impact of competitive pricing pressures in western Canada.

United States and Mexico

Revenue from Calfrac's United States operations during the first quarter of 2008 increased by 37 percent to $40.9 million from $29.9 million in the same quarter of 2007. Calfrac's Mexican operations generated revenue of $3.6 million during the first three months of 2008. As these operations commenced in the fourth quarter of 2007, there was no revenue recorded in the comparable period of the prior year. The increase in U.S. revenue was due primarily to higher activity levels in Arkansas and the Piceance Basin as a result of the completion of a higher average number of fracturing stages per well. This was offset by competitive pricing pressures, lower activity levels in the DJ Basin and a weaker U.S. dollar. On a year-over-year basis, the appreciation of the Canadian dollar reduced reported revenues in the United States by approximately $6.8 million. For the three months ended March 31, 2008, the Company completed 587 fracturing jobs in the United States for average revenue of $67,966 per job compared to 356 jobs for average revenue of $83,891 per job in the same quarter of 2007. Revenue per job decreased mainly as a result of competitive pricing pressures in all operating districts, as well as the impact of a stronger Canadian dollar.

Russia

In the first quarter of 2008, the Company's revenue from Russian operations increased by 23 percent to $14.9 million from $12.1 million recorded in the same three-month period of 2007. This increase was due primarily to a larger equipment fleet and higher fracturing and coiled tubing activity levels, offset slightly by a stronger Canadian dollar. If the U.S./Canadian dollar exchange rate for the first three months of 2008 had remained consistent with the same quarter in 2007, the reported revenue for Calfrac's Russian operations would have increased by approximately $2.5 million.

Q1 2008 versus Q4 2007

Canada

On a sequential basis, Calfrac's revenue from Canadian operations during the first quarter of 2008 increased by 31 percent to $83.1 million from $63.5 million recorded in the fourth quarter of 2007. Canadian fracturing revenue for the first three months of 2008 was $67.5 million compared to $53.8 million in the final quarter of 2007. During the first quarter of 2008, the Company completed 1,273 Canadian fracturing jobs for average revenue of $52,995 per job compared to 1,287 jobs for average revenue of $41,806 per job in the three-month period ended December 31, 2007. The increase in fracturing revenue per job is primarily due to a higher proportion of jobs completed in the technically challenging reservoirs in northern Alberta and northeastern British Columbia, combined with the completion of fewer coalbed methane (CBM) jobs, which tend to have lower average revenue per job.

Revenue from Canadian coiled tubing operations during the first three months of 2008 increased by 77 percent to $8.1 million from $4.6 million recorded in the final quarter of 2007. During the first quarter of 2008, the Company completed 1,036 jobs for average revenue of $7,813 per job compared to 862 jobs for average revenue of $5,305 per job in the fourth quarter of 2007. The increase in the average revenue per job was due primarily to higher levels of activity in the deeper, more technically challenging basins of western Canada.

The Company's cementing operations in Canada recorded revenue of $7.5 million in the first quarter of 2008 versus $5.1 million during the fourth quarter of 2007. The Company completed 986 jobs for average revenue of $7,635 per job in the first quarter of 2008 compared to 820 jobs for average revenue of $6,221 per job in the fourth quarter of 2007. The sequential increase in cementing revenue and average revenue per job was primarily due to the completion of a higher proportion of cementing jobs in the deeper basins of western Canada during the first three months of 2008 as compared to the fourth quarter of 2007.

United States and Mexico

During the first quarter of 2008, revenue from the Company's United States operations increased on a sequential basis by 30 percent to $40.9 million from $31.5 million in the fourth quarter of 2007. The increase in U.S. revenue was due primarily to higher activity levels in western Colorado and Arkansas. For the three months ended March 31, 2008, Calfrac completed 587 U.S. fracturing jobs for average revenue of $67,966 per job compared to 412 jobs for average revenue of $74,898 per job in the fourth quarter of 2007. The lower revenue per job was mainly due to competitive pricing pressures in the Fayetteville shale play in Arkansas as well as in the Piceance Basin.

Calfrac recorded revenue in Mexico of $3.6 million during the three months ended March 31, 2008 compared to $1.7 million in the final three months of 2007. Revenue from Mexico's fracturing operations increased by $1.9 million, reflecting a full quarter of activity as these operations commenced midway through the fourth quarter of 2007.

Russia

Calfrac's revenue from operations in Russia during the first quarter of 2008 decreased by 17 percent from the fourth quarter of the prior year to $14.9 million, due primarily to lower fracturing activity levels as a result of the closure of the Purpe district office in early 2008.

Expenses

Q1 2008 versus Q1 2007

Operating Expenses

Operating expenses during the first quarter of 2008 increased from the same period in 2007 by $14.4 million to $104.7 million primarily as a result of an increase in fracturing activity levels, a broader scale of operations in the United States and Mexico and an increase in fuel costs, partially offset by the impact of a stronger Canadian dollar.

First quarter consolidated gross margin was $37.7 million in 2008 versus $38.2 million in the corresponding period in 2007. As a percentage of revenue, consolidated gross margin was 26 percent in the first quarter of 2008 compared to 30 percent in the same period of 2007.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses for the three months ended March 31, 2008 were $8.3 million compared to $7.6 million in the same quarter of 2007. As a percentage of revenue, SG&A expenses were 6 percent in the first quarters of 2008 and 2007. The increase in first-quarter SG&A expenses was primarily related to higher administrative costs to support broader worldwide operations, slightly offset by the impact of an appreciating Canadian dollar.

Interest, Depreciation and Other Expenses

The Company recorded net interest expense of $2.7 million for the three months ended March 31, 2008 compared to $1.9 million in the same period of 2007. The higher interest expense in 2008 was mainly related to the issuance of senior unsecured notes in February 2007 in the amount of US$135.0 million, offset partially by interest earned on the Company's surplus cash.

During the first quarter of 2008, depreciation expense increased by 49 percent to $11.8 million from $7.9 million in the corresponding quarter of 2007, mainly as a result of the Company's larger fleet of equipment operating in North America and Russia.

Q1 2008 versus Q4 2007

Operating Expenses

On a sequential basis, operating costs increased to $104.7 million in the first quarter of 2008 from $85.8 million in the final quarter of 2007, primarily due to higher levels of activity in Canada and the United States.

Consolidated gross margin for the first quarter of 2008 was $37.7 million, a 32 percent increase from the $28.6 million recorded in the fourth quarter of 2007. As a percentage of revenue, consolidated gross margin for the three months ended March 31, 2008 was 26 percent versus 25 percent in the fourth quarter of 2007.

SG&A Expenses

SG&A expenses were $8.3 million for the three months ended March 31, 2008, a decrease of 5 percent or $0.5 million from the fourth quarter of 2007. As a percentage of revenue, SG&A expenses decreased to 6 percent during the first quarter of 2008 from 8 percent for the three months ended December 31, 2007 mainly due to the sequential increase in revenue.

Interest, Depreciation and Other Expenses

The Company recorded net interest expense of $2.7 million for the quarter ended March 31, 2008 compared to $2.3 million in the final quarter of the previous year, primarily as a result of lower interest income earned on the Company's surplus cash.

In the first quarter of 2008, depreciation expense increased by 12 percent to $11.8 million from $10.5 million in the fourth quarter of 2007, mainly as a result of the Company's larger fleet of equipment operating in North America.

Income Tax

Q1 2008 versus Q1 2007

The Company recorded income tax expense of $2.3 million for the three months ended March 31, 2008 compared to $1.7 million in the same period of 2007. During the first quarter of 2008, the Company recorded a current tax recovery of $0.1 million compared to an expense of $0.6 million in the corresponding period in 2007. Calfrac recorded a future income tax expense of $2.4 million for the quarter ended March 31, 2008 compared to $1.1 million in the same period of 2007. The effective income tax rate for the three months ended March 31, 2008 was 14 percent compared to 8 percent in the same quarter of 2007. The increase in total income tax expense and overall rate was a result of a greater proportion of the Company's earnings being generated from the United States, where Calfrac's operations are subject to income tax at full statutory rates.

Q1 2008 versus Q4 2007

Income tax expense was $2.3 million in each of the three-month periods ended March 31, 2008 and December 31, 2007. The Company recorded a current tax recovery during the first quarter of 2008 of $0.1 million compared to a recovery of $2.2 million in the fourth quarter of 2007. Calfrac recorded a future income tax expense of $2.4 million for the quarter ended March 31, 2008 compared to $4.6 million in the final quarter of 2007. The effective income tax rate for the three months ended March 31, 2008 was 14 percent compared to 39 percent for the three months ended December 31, 2007. The decrease in the effective income tax rate was a result of a greater proportion of the Company's earnings being generated from Canada, which are currently taxed at a significantly lower rate due to tax attributes resulting from the amalgamation with Denison Energy Inc.

Net Income

Q1 2008 versus Q1 2007

During the first three months of 2008 the Company's net income totalled $14.3 million or $0.38 per share (basic), a 24 percent decrease from the $18.8 million or $0.52 per share (basic) recorded in the same quarter of 2007. Net income during the first quarter of 2008 decreased from the same period in 2007 primarily as a result of higher depreciation, interest and income tax expenses, offset partially by the realization of foreign exchange gains of $1.4 million.

Q1 2008 versus Q4 2007

The Company's net income for the first quarter of 2008 was $14.3 million or $0.38 per share (basic), an increase of $10.6 million or $0.28 per share (basic) from the fourth quarter of 2007. Net income during the first quarter of 2008 increased from the three months ended December 31, 2007 primarily as a result of an increase in gross margin and the realization of foreign exchange gains instead of losses, offset slightly by higher depreciation and interest expenses.

Cash Flow

Q1 2008 versus Q1 2007

Cash flow from operations before changes in non-cash working capital for the three months ended March 31, 2008 was $28.8 million or $0.77 per share (basic) compared to $28.8 million or $0.79 per share (basic) in the same period of 2007.

Q1 2008 versus Q4 2007

Cash flow from operations before changes in non-cash working capital for the three months ended March 31, 2008 was $28.8 million or $0.77 per share (basic) compared to $19.6 million or $0.53 per share (basic) in the fourth quarter of 2007. The increase in cash flow resulted from higher gross margins, lower SG&A expenses and the realization of foreign exchange gains instead of losses, offset partially by higher interest and current income tax expenses.

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Summary of Quarterly Results

Three Months Ended	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)
Financial				
Revenue	66,973	115,112	118,322	128,507
Gross margin(1)	14,446	36,500	34,488	38,222
Net income (loss)	1,569	19,418	16,907	18,777
Per share				
- basic	0.04	0.54	0.47	0.52
- diluted	0.04	0.53	0.46	0.52
Cash flow from operations(2)	7,208	27,560	25,507	28,827
Per share				
- basic	0.20	0.76	0.70	0.79
- diluted	0.20	0.76	0.70	0.79
EBITDA(3)	8,761	29,614	28,421	30,324
Per share				
- basic	0.24	0.82	0.78	0.84
- diluted	0.24	0.81	0.78	0.83
Capital expenditures	36,501	23,931	44,415	48,521
Working capital	28,741	31,158	31,225	105,549
Shareholders' equity	267,559	287,616	303,510	326,184
	(No.)	(No.)	(No.)	(No.)
Operating				
Fracturing spreads				
Conventional	19	19	21	23
Coalbed methane	4	4	4	4
Total	23	23	25	27
Coiled tubing units	14	14	14	14
Cementing units	11	11	13	15

Three Months Ended	June 30, 2007	Sept. 30, 2007	Dec. 31, 2007	Mar. 31, 2008
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)
Financial				
Revenue	87,778	129,585	114,450	142,470
Gross margin(1)	22,095	42,851	28,612	37,740
Net income (loss)	(303)	16,441	3,653	14,269
Per share				
- basic	(0.01)	0.45	0.10	0.38
- diluted	(0.01)	0.45	0.10	0.38
Cash flow from operations(2)	10,835	28,398	19,582	28,790
Per share				
- basic	0.30	0.78	0.53	0.77
- diluted	0.30	0.78	0.53	0.77
EBITDA(3)	14,569	34,107	18,790	31,047
Per share				
- basic	0.40	0.94	0.51	0.83
- diluted	0.40	0.93	0.51	0.83
Capital expenditures	19,972	11,345	12,101	14,820

Working capital	86,971	99,696	92,156	111,989
Shareholders' equity	321,218	336,858	350,915	377,056
	(No.)	(No.)	(No.)	(No.)
Operating				
Fracturing spreads				
Conventional	23	24	24	24
Coalbed methane	4	4	4	4
Total	27	28	28	28
Coiled tubing units	15	17	18	18
Cementing units	15	16	16	17

(1) Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

(2) Cash flow is defined as funds provided by operations as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

(3) EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

Liquidity and Capital Resources

Three months ended March 31,	2008	2007
(000s)	($)	($)
Cash provided by (used in):		
Operating activities	11,580	20,248
Financing activities	5,256	92,283
Investing activities	(21,019)	(48,260)
Effect of exchange rate changes on cash and cash equivalents	1,701	(1,192)
(Decrease) increase in cash and cash equivalents	(2,482)	63,079

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Operating Activities

The Company's cash flow from operations, excluding changes in non-cash working capital, was $28.8 million during the first quarter of 2008, consistent with the same period in 2007, primarily due to higher revenues being offset by higher operating, SG&A and interest expenses. Net cash provided by operating activities was also impacted by net change in non-cash working capital. As at March 31, 2008, Calfrac had working capital of $112.0 million compared to working capital of $105.5 million at the end of the same quarter in 2007. The increase in working capital was primarily due to higher accounts receivable as a result of higher activity levels during the first quarter of 2008.

Financing Activities

Net cash provided by financing activities in the first three months of 2008 decreased by $87.0 million from the same quarter in 2007. In February 2007, Calfrac completed a private placement of senior unsecured notes for an aggregate principal of US$135.0 million. These notes are due on February 15, 2015 and bear interest at 7.75 percent per annum. A portion of these proceeds was used to repay the existing bank facilities.

The Company has additional available credit facilities of $90.0 million with a syndicate of Canadian chartered banks. The operating line of credit is $25.0 million with advances bearing interest at either the bank's prime rate, U.S. base rate, LIBOR plus 1 percent or bankers' acceptances plus 1 percent. The revolving term loan is $65.0 million and bears interest at either the bank's prime rate plus 0.25 percent, U.S. base rate plus 0.25 percent, LIBOR plus 1.25 percent or bankers' acceptances plus 1.25 percent. At this date, the Company has unused credit facilities in the amount of $90.0 million.

At March 31, 2007, the Company had cash and cash equivalents of $36.6 million. A portion of these funds was invested in short-term investments, none of which were exposed to the liquidity issues surrounding asset-backed securities.

Investing Activities

Calfrac's net cash used for investing activities during the first quarter of 2008 decreased to $21.0 million from $48.3 million in the corresponding period in 2007. For the three months ended March 31, 2008, capital expenditures totalled $14.8 million, down from $48.5 million in the same period of the prior year. The current quarter's capital expenditures were primarily related to increasing the pumping capacity of the Company's fracturing equipment fleet throughout North America.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. that it did not previously own for aggregate consideration of approximately $6.6 million. The purchase price was satisfied through the payment to the vendors of approximately $4.8 million in cash, the transfer of real property at a value of approximately $0.5 million and the issuance of 71,581 common shares of the Company with a value of approximately $1.3 million.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. for cash and share consideration totalling approximately $2.7 million. The Company issued 78,579 common shares with a value of approximately $1.4 million in conjunction with the acquisition, in addition to approximately $1.4 million of cash. One-hundred percent of the consideration paid was assigned to capital assets, as the acquired company had no other assets or liabilities.

With its strong working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations and budgeted expenditures for 2008 and beyond.

Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting that occurred during the most recent interim period ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Accounting Policies and Estimates

Changes in Accounting Policies

The Company adopted the following sections from the Canadian Institute of Chartered Accountants' (CICA) Handbook on January 1, 2008:

Inventories

Section 3031 Inventories replaces the previous standard on inventories and provides more extensive guidance on measurement and expands disclosure requirements. The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The adoption of this standard has not had a material impact on the Company's consolidated financial statements.

Financial Instruments

Section 3862 Financial Instruments - Disclosures and Section 3863 Financial Instruments - Presentation together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments, but do not change the existing presentation requirements.

Capital Disclosures

Section 1535 Capital Disclosures requires the Company to disclose its objectives, policies and processes for managing its capital structure (see note 10 to the interim consolidated financial statements).

Critical Accounting Policies and Estimates

This MD&A is based on the Company's annual consolidated financial statements that have been prepared in accordance with Canadian GAAP. Management is required to make assumptions, judgments and estimates in the application of GAAP. Calfrac's significant accounting policies are described in note 2 to the annual consolidated financial statements and note 3 to the interim consolidated financial statements. The preparation of the consolidated financial statements requires that certain estimates and judgments be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgment. Anticipating future events involves uncertainty and, consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The following accounting policies and practices involve the use of estimates that have a significant impact on the Company's financial results.

Depreciation

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

Stock-Based Compensation

As described in note 9 to the annual consolidated financial statements, the fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model, which includes underlying assumptions related to the risk-free interest rate, average expected option life, estimated volatility of the Company's shares and anticipated dividends.

Business Risks

The business of Calfrac is subject to certain risks and uncertainties. Prior to making any investment decision regarding Calfrac, investors should carefully consider, among other things, the risk factors set forth in the Company's most recently filed Annual Information Form, which risk factors are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may also be obtained on request without charge from Calfrac at 411 - 8th Avenue S.W., Calgary, Alberta T2P 1E3, or at www.calfrac.com, or by facsimile at (403) 266-7381.

Outlook

Calfrac believes that the short and long-term fundamentals for North American natural gas prices have strengthened since the end of the previous year as storage levels have retreated to the five-year historical average.

The Petroleum Services Association of Canada (PSAC) has revised its 2008 drilling forecast upward from 14,500 to 16,500 wells, representing a decrease of 11 percent from the 18,557 wells drilled in 2007, a smaller decline than initially forecast. Many industry analysts, however, believe that the 2008 well count will be higher than the PSAC forecast. The Company anticipates that the recovery in natural gas prices will result in higher activity levels in western Canada than previously forecast and expects that a majority of the increase in drilling activity will be focused on the deeper, more technically challenging reservoirs of northern Alberta, northeast British Columbia and southern Saskatchewan as customers continue to develop these unconventional resource plays. Activity in the shallow gas regions of southern Alberta is also expected to be strong, mitigating the low levels of activity anticipated in the CBM fracturing market.

In its United States markets, the Company anticipates that overall activity levels will be robust in western Colorado and Arkansas during 2008. Pricing pressures experienced in these markets resulting from competitive factors are expected to level off and be mitigated by higher utilization levels in the second half of the year. As is the case in Canada, drilling activity in these regions of the United States is focused on the development of tight gas and shale reservoirs, which typically require more fractures per well and significant hydraulic horsepower in order to pump at higher rates. Consequently, the United States operations are expected to be a significant driver of the Company's financial performance for 2008.

The Company's operations in Western Siberia this year are supported by two recently signed annual contracts with one of Russia's largest oil and natural gas companies. As a result, Calfrac anticipates an improvement in overall equipment utilization in its Russian operations throughout the remainder of the year, as well as in the operating and financial performance of this geographic segment, as the Company faces fewer weather-related costs and delays.

Calfrac plans to continue to grow its Mexican operations with the deployment of a second fracturing spread in late April 2008. A large portion of this equipment was acquired in conjunction with the recent acquisition of a Canadian competitor and is expected to lead to improved operating and financial performance in this market.

In Argentina, Calfrac completed its first cementing job in April 2008 and activity levels are anticipated to increase over the course of the second quarter. These operations are anchored by a negotiated arrangement with a local oil and natural gas company and Calfrac believes that this entry into Argentina will provide a long-term foundation for future expansion as the pressure pumping market in this country develops.

First Quarter Conference Call and Annual General Meeting

Calfrac will be conducting a conference call for interested analysts, brokers, investors and media representatives to review its 2008 first quarter results at 10:00 a.m. (Mountain Daylight Time) on Wednesday, May 7, 2008. The conference call dial-in number is 1-800-814-4859 or 416-644-3431. The seven-day replay numbers are 1-877-289-8525 or 416-640-1917 and enter 21270699 followed by the number sign. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

Shareholders are also invited to attend the Company's Annual General Meeting on Monday, May 12, 2008 at 3:30 p.m. (Mountain Daylight Time) in the McMurray Room of the Calgary Petroleum Club, Calgary, Alberta.

Advisories

Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's plans and future operations, certain statements contained in this Press Release, including statements that contain words such as "anticipates", "can", "may", "expect", "believe", "intend", "forecast", "will", or similar words suggesting future outcomes, are forward-looking statements. These statements include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, trends in the oil and natural gas industry and the Company's growth prospects, including, without limitation, its international growth strategy and prospects. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances. These statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations, such as prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; regional competition; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Further information about these risks and uncertainties may be found under the heading "Business Risks" in this Press Release.

Consequently, all of the forward-looking statements made in this Press Release are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.

Non-GAAP Measures

Certain measures in this Press Release do not have any standardized meaning as prescribed under Canadian GAAP, such as gross margin, cash flow from operations, cash flow, cash flow per share (basic), cash flow per share (diluted), EBITDA, EBITDA per share (basic) and EBITDA per share (diluted) and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other entities. These measures have been described and presented in this Press Release in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this Press Release as these measures are discussed and presented.

Additional Information

Further information regarding Calfrac Well Services Ltd. can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.

<<

CONSOLIDATED BALANCE SHEETS

As at	March 31, 2008	December 31, 2007
(000s) (unaudited)	($)	($)
Assets		
Current assets		
Cash and cash equivalents	36,622	39,104
Accounts receivable	110,374	86,980
Income taxes recoverable	1,628	786
Inventory	25,566	25,013
Prepaid expenses and deposits	5,373	5,611
	179,563	157,494
Capital assets	399,440	388,987
Long-term investment	-	928
Goodwill (note 9)	10,523	6,003
Future income taxes	2,832	5,498
	592,358	558,910
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	67,574	65,338
Long-term debt (note 4)	134,290	129,535
Other long-term liabilities	2,065	1,882
Future income taxes	10,449	7,135
Deferred credit	877	4,105
Non-controlling interest	47	-
	215,302	207,995
Shareholders' equity		
Capital stock (note 5)	164,680	155,254
Shares held in trust (note 6)	(115)	(2,199)
Contributed surplus (note 7)	4,823	6,025
Retained earnings	212,308	198,039
Accumulated other comprehensive income	(4,640)	(6,204)
	377,056	350,915
	592,358	558,910

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Three Months Ended March 31,	2008	2007

(000s, except per share data) (unaudited)	($)	($)
Revenue	142,470	128,507
Expenses		
Operating	104,730	90,285
Selling, general and administrative	8,263	7,637
Depreciation	11,810	7,900
Interest, net	2,694	1,906
Equity share of income from long-term investments	(122)	-
Foreign exchange gains	(1,426)	(12)
Loss (gain) on disposal of capital assets	(22)	273
	125,927	107,989
Income before income taxes and non-controlling interest	16,543	20,518
Income taxes		
Current	(102)	649
Future	2,431	1,092
	2,329	1,741
Income before non-controlling interest	14,214	18,777
Non-controlling interest	(55)	-
Net income for the period	14,269	18,777
Retained earnings, beginning of period	198,039	163,145
Retained earnings, end of period	212,308	181,922
Earnings per share		
Basic	0.38	0.52
Diluted	0.38	0.52

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Three Months Ended March 31,	2008	2007
(000s) (unaudited)	($)	($)
Net income for the period	14,269	18,777
Other comprehensive income (loss)		
Change in foreign currency translation adjustment	1,564	(699)
Comprehensive income	15,833	18,078
Accumulated other comprehensive income, beginning of period	(6,204)	-
Other comprehensive income (loss) for the period	1,564	(699)

Accumulated other comprehensive income, end of period	(4,640)	(699)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended March 31,	2008	2007
(000s) (unaudited)	($)	($)
Cash provided by (used in)		
Operating activities		
Net income for the period	14,269	18,777
Items not involving cash		
Depreciation	11,810	7,900
Amortization of debt issue costs	152	94
Stock-based compensation	327	691
Equity share of income from long-term investments	(122)	-
Loss (gain) on disposal of capital assets	(22)	273
Future income taxes	2,431	1,092
Non-controlling interest	(55)	-
Funds provided by operations	28,790	28,827
Net change in non-cash operating assets and liabilities	(17,210)	(8,579)
	11,580	20,248
Financing activities		
Issuance of long-term debt	-	199,790
Long-term debt repayments	-	(107,545)
Net proceeds on issuance of common shares	5,256	38
	5,256	92,283
Investing activities		
Purchase of capital assets	(14,820)	(48,521)
Proceeds on disposal of capital assets	105	366
Acquisitions, net of cash acquired (note 9)	(6,117)	-
Long-term investments and other	243	-
Net change in non-cash working capital from purchase of capital assets	(430)	(105)
	(21,019)	48,260)
Effect of exchange rate changes on cash and cash equivalents	1,701	(1,192)
Increase (decrease) in cash position	(2,482)	63,079
Cash and cash equivalents, beginning of period	39,104	5,580
Cash and cash equivalents, end of period	36,622	68,659

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2008
(000s, except share data) (unaudited)

1. Basis of Presentation

The interim financial statements of Calfrac Well Services Ltd. (the "Company") do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. Seasonality of Operations

The Company's business is seasonal in nature. The lowest activity levels are typically experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. Summary of Significant Accounting Policies

The interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements, except for the adoption on January 1, 2008 of the following Canadian Institute of Chartered Accountants (CICA) Handbook sections:

(a) Inventories

Section 3031 Inventories replaces the previous standard on inventories and provides more extensive guidance on measurement and expands disclosure requirements. The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The adoption of this standard has not had a material impart on the Company's consolidated financial statements.

(b) Financial Instruments

Section 3862 Financial Instruments - Disclosures and Section 3863 Financial Instruments - Presentation together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments, but do not change the existing presentation requirements.

(c) Capital Disclosures

Section 1535 Capital Disclosures requires the Company to disclose its objectives, policies and processes for managing its capital structure (see note 10).

4. Long-term Debt

The fair value of long-term debt at March 31, 2008 was $129,570 (December 31, 2007 - $128,138) before deduction of unamortized debt issue costs of $4,287 (December 31, 2007 - $4,290).

5. Capital Stock

Authorized capital stock consists of an unlimited number of common shares.

Continuity of Common Shares (year-to-date)	Shares	Amount
	(No.)	($000s)
Balance, January 1, 2008	37,201,872	155,254
Issued upon exercise of stock options	334,274	6,786
Issued on acquisitions (note 9)	150,160	2,640
Balance, March 31, 2008	37,686,306	164,680

The weighted average number of common shares outstanding for the three months ended March 31, 2008 was 37,387,770 basic and 37,463,950 diluted (2007 - 36,296,933 basic and 36,390,271 diluted). The difference between basic and diluted shares is attributable to the dilutive effect of stock options issued by the Company and the shares held in trust (see note 6).

6. Shares Held in Trust

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. At March 31, 2008, the Trust held 4,769 shares which were purchased on the open market at a cost of $115 (March 31, 2007 - nil). Trust shares vest with employees in March of the year following their purchase at which time they are distributed to those individuals participating in the plan. Shares held within the Trust are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

7. Contributed Surplus

Continuity of Contributed Surplus (year-to-date)	Amount
(000s)	($)
Balance, January 1, 2008	6,025
Stock options expensed	327
Stock options exercised	(1,529)
Balance, March 31, 2008	4,823

8. Stock Options

Continuity of Stock Options (year-to-date)	Options	Average Exercise Price
	(No.)	($)
Balance, January 1, 2008	1,224,223	22.90
Granted during the period	621,500	16.56
Exercised for common shares	(334,274)	15.73
Forfeited	(18,834)	24.65

Balance, March 31, 2008	1,492,615	21.85

Stock options vest equally over three or four years and expire three and one-half or five years from the date of grant. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, are added to capital stock.

9. Acquisitions

(a) 1368303 Alberta Ltd.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. for cash and share consideration totalling $2,720. The Company issued 78,579 common shares with a value of $1,357 in conjunction with the acquisition, in addition to $1,363 of cash. One-hundred percent of the consideration paid was assigned to capital assets, as the acquired company had no other assets or liabilities.

(b) ChemErgy Ltd.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. ("ChemErgy") that it did not previously own for aggregate consideration of $6,638. The purchase price was satisfied through the payment to the vendors of $4,843 in cash, the transfer of real property at a value of $512, and the issuance of 71,581 common shares of the Company with a value of $1,283. ChemErgy's operations were subsequently wound up into the Company's and ChemErgy was dissolved on January 31, 2008. Net assets acquired were as follows:

	Amount
(000s)	($)
Goodwill	4,520
Working capital	1,747
Capital assets	371
Total consideration	6,638

10. Capital Structure

The Company's capital structure is comprised of shareholders' equity and long-term debt. The Company's objectives in managing capital are (i) to maintain flexibility so as to preserve the Company's access to capital markets and its ability to meet its financial obligations, and (ii) to finance growth, including potential acquisitions.

The Company manages its capital structure and makes adjustments in light of changing market conditions and new opportunities, while remaining cognizant of the cyclical nature of the oilfield services sector. To maintain or adjust its capital structure, the Company may revise its capital spending, adjust dividends paid to shareholders, issue new shares or new debt or repay existing debt.

The Company monitors its capital structure and financing requirements using the ratio of long-term debt to cash flow. Cash flow for this purpose is defined as "funds provided by operations" as reflected in the consolidated statement of cash flows. The ratio of long-term debt to cash flow is a measure which does not have any standardized meaning prescribed under GAAP, and may not be comparable to similar measures used by other companies.

At March 31, 2008, the long-term debt to cash flow ratio was 1.53:1 (December 31, 2007 - 1.48:1) calculated on a 12-month trailing basis as follows:

As at	March 31, 2008	December 31, 2007
(000s)	($)	($)
Long-term debt	134,290	129,535
Cash flow	87,605	87,642
Long-term debt to cash flow ratio	1.53	1.48

The Company is subject to certain financial covenants in respect of its operating and revolving credit facilities. Although these facilities are undrawn at March 31, 2008, the Company is in compliance with all such covenants.

The Company's capital management objectives, evaluation measures and targets have remained unchanged over the periods presented.

11. Contingencies

Greek Operations

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of former employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation amounting to approximately $12,400 was due to the former employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of damages. On February 12, 2008 the scheduled hearing date for the appeal was postponed until June 3, 2008 to enable counsel to the Company to seek a judicial order entitling the Company to obtain certain employment information in respect of the plaintiffs which is required in order to assess the extent to which the plaintiffs have mitigated any damages which may otherwise be payable. The Company intends to vigorously defend the appeal decision before the Athens Court of Appeal both in relation to the merits of the plaintiff's case and in respect of the quantum of any damages which may be awarded. In the event that an adverse ruling is issued by the Athens Court of Appeal, the Company intends to assess its rights of appeal to the Supreme Court of Greece as well as any other court in any jurisdiction where such an appeal is warranted.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded damages of approximately $50, before interest. The Company has appealed this decision, but no date has been set for the hearing of such an appeal. Another one of the lawsuits was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. The remaining action has been postponed indefinitely pending the outcome of the lawsuit involving the largest group of plaintiffs discussed above.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

12. Segmented Information

The Company's activities are conducted in three geographic segments: Canada, Russia and the United States/Latin America. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

	Canada	Russia	United States/ Latin America	Corporate	Inter-segment Eliminations	Consolidated
(000s)	($)	($)	($)	($)	($)	($)
Three Months Ended March 31, 2008						
Revenue	83,085	14,877	44,508	-	-	142,470
Operating income(1)	20,603	1,710	10,757	(3,593)	-	29,477
Segmented assets	416,320	103,751	217,147	-	(144,860)	592,358
Capital expenditures	3,033	543	11,244	-	-	14,820
Goodwill	7,236	979	2,308	-	-	10,523
Three Months Ended March 31, 2007						
Revenue	86,587	12,055	29,865	-	-	128,507
Operating income(1)	25,176	1,603	6,710	(2,904)	-	30,585
Segmented assets	411,813	90,028	189,299	-	(133,585)	557,555
Capital expenditures	13,914	14,014	20,593	-	-	48,521
Goodwill	6,003	-	-	-	-	6,003

(1) Operating income (loss) is defined as revenue less operating expenses (excluding depreciation) and selling, general and administrative expenses.

The following table sets forth consolidated revenue by service line:

Three Months Ended March 31,	2008	2007
(000s)	($)	($)
Fracturing	119,755	112,289
Coiled tubing	14,208	9,411
Cementing	8,507	6,807
	142,470	128,507

>>
%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom J. Medvedic, Senior Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 20:44e 06-MAY-08

MANAGING GROWTH THROUGH THE CYCLE

CALFRAC WELL SERVICES

Q1

FIRST QUARTER INTERIM REPORT
For the Three Months Ended March 31, 2008

HIGHLIGHTS

THREE MONTHS ENDED MARCH 31,	2008	2007	CHANGE
(000s, except per share and unit data) (unaudited)	($)	($)	(%)
FINANCIAL			
Revenue	**142,470**	128,507	11
Gross margin [1]	**37,740**	38,222	(1)
Net income	**14,269**	18,777	(24)
Per share – basic	**0.38**	0.52	(27)
– diluted	**0.38**	0.52	(27)
Cash flow from operations [2]	**28,790**	28,827	–
Per share – basic	**0.77**	0.79	(3)
– diluted	**0.77**	0.79	(3)
EBITDA [3]	**31,047**	30,324	2
Per share – basic	**0.83**	0.84	(1)
– diluted	**0.83**	0.83	–
Working capital	**111,989**	105,549	6
Shareholders' equity	**377,056**	326,184	16
Weighted average common shares outstanding (#)			
Basic	**37,388**	36,297	3
Diluted	**37,464**	36,390	3
OPERATING	**(#)**	**(#)**	**(%)**
Fracturing spreads at period end			
Conventional fracturing	**24**	23	4
Coalbed methane	**4**	4	–
Total	**28**	27	4
Coiled tubing units	**18**	14	29
Cementing units	**17**	15	13

1. Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under generally accepted accounting principles (GAAP) and, accordingly, may not be comparable to similar measures used by other companies.

2. Cash flow is defined as funds provided by operations as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

PRESIDENT'S MESSAGE

I am pleased to present the highlights for the three months ended March 31, 2008 and provide an outlook for the remainder of the year. During the first quarter, our Company:

- acquired the remaining 70 percent interest in ChemErgy Ltd. that it did not previously own, which is expected to provide synergies associated with bringing Calfrac's chemical supply and development requirements in-house;
- completed its first full quarter of operations in Mexico;
- completed the final preparations for the initial start-up of cementing operations in Argentina, which commenced early in the second quarter of 2008;
- signed an additional supplier contract for the provision of fracturing sand to facilitate the expansion of our future operations in North America; and
- experienced generally higher than anticipated activity levels in our core North American markets, due primarily to the recovery of North American natural gas prices.

FINANCIAL HIGHLIGHTS

For the three months ended March 31, 2008, the Company:

- realized record revenue of $142.5 million, an increase of 11 percent from the comparable period in 2007;
- earned net income of $14.3 million or $0.38 per share (basic);
- generated cash flow from operations before changes in non-cash working capital of $28.8 million or $0.77 per share (basic); and
- exited the quarter in strong financial condition with working capital of $112.0 million and undrawn credit facilities of $90.0 million.

OPERATIONAL HIGHLIGHTS

CANADA

Calfrac's operations in western Canada were very active during the first quarter of 2008, particularly in the deeper gas reservoirs located in northern Alberta and northeastern British Columbia. All service lines, with the exception of the Company's coalbed methane (CBM) operations, experienced strong levels of equipment utilization. Additional equipment and personnel from Calfrac's Medicine Hat district were redeployed to our northern operating areas at the onset of spring break-up in the southern areas, which began near the end of February. The Company also continued to work with its customers to develop emerging resource plays in the Western Canada Sedimentary Basin, such as the Montney and Muskwa plays.

As a result, Calfrac's Canadian operations recorded better than anticipated financial performance during the first quarter and were a significant contributor to the improvement in the Company's consolidated financial results from the fourth quarter of 2007, resulting in a 47 percent increase in cash flow from operations quarter-over-quarter. Although activity levels were robust, this region's financial performance was tempered somewhat by pricing pressures, which impacted the first quarter.

UNITED STATES

In the United States, Calfrac's fracturing and cementing operations benefited from strong activity levels during the first three months of 2008, but were impacted by pricing pressures in all operating districts. Overall, the U.S. region's financial performance improved both over the previous quarter and over the first quarter of 2007.

Industry and Company activity in the Rocky Mountain region of the United States increased significantly from the fourth quarter of the prior year due to the commissioning of the Rocky Mountain Express Pipeline, which alleviated previous natural gas take-away limitations affecting the region. Fracturing equipment and personnel were temporarily redeployed from the DJ Basin to the Piceance Basin in order to assist with meeting the strong demand for our pressure pumping services.

During the first quarter of 2008, Calfrac's fracturing operations in Arkansas attained record activity levels as customers required a larger average number of fracturing stages per well, which were also being pumped at higher rates. This led to higher levels of equipment utilization in the Fayetteville region of the United States, offsetting the pricing pressures experienced in this market resulting from new competitors entering this region.

RUSSIA

During the quarter, the Company consolidated its operations into its most active areas, Khanty-Mansiysk and Noyabrsk. Calfrac expects to improve its future financial performance in Western Siberia through the realization of cost efficiencies as a result of a more focused operating scale. Although the financial results were slightly weaker than in the previous quarter, activity levels in Russia during the first quarter were consistent with our expectations and are anticipated to improve throughout the remainder of the year.

MEXICO

The start-up of the Company's hydraulic fracturing operations in northern Mexico progressed during the first quarter of 2008. Drilling activity in Mexico is historically low in the first quarter, with a build-up generally occurring throughout the remainder of the year. In anticipation of higher activity levels, a second fracturing spread was deployed into Mexico in late April, with operations expected to commence in May. The additional equipment is anticipated to improve the future financial performance of this geographical segment.

ARGENTINA

In Argentina, Calfrac worked diligently to start-up cementing operations early in the second quarter of 2008. A district office was established in Catriel, Argentina in February 2008 to support these operations and the first cementing job was completed in early April.

OUTLOOK

The near and longer term fundamentals for natural gas prices appear to be strengthening, with overall continental storage having fallen back to the five-year historical average. The recent rise in the price of natural gas provides a great deal of optimism for growth in North American activity levels as the year progresses.

In Canada, higher commodity prices resulted in stronger than anticipated demand for the Company's services during the first quarter, especially in the deeper, more technically complex unconventional reservoirs located in northern Alberta, northeastern British Columbia and southern Saskatchewan. Calfrac expects this positive momentum to continue as our customers strive to develop new resource plays within the Western Canada Sedimentary Basin. The Company expects to be an active participant in the Montney and Horn River shale plays in northeastern British Columbia and northwestern Alberta, as well as in the light oil plays in the Bakken and Shaunavon Formations of southern Saskatchewan.

The Canadian market continues to require additional hydraulic horsepower to support the development of these unconventional reservoirs, which in many cases require both multiple fractures per well and high-pressure fracturing. This industry trend is expected to substantially increase pressure pumping requirements into the future as these plays continue to grow. Drilling activity in the shallow gas regions of southern Alberta is also forecast to remain active during 2008, offset slightly by lower levels of activity in the CBM fracturing market.

In the United States, the Company anticipates that activity levels in the Piceance Basin and the Fayetteville Shale play of Arkansas will remain strong throughout 2008. Competitive pricing pressures within certain markets are expected to ease and be mitigated by higher levels of equipment utilization during the remainder of the year as customers plan to increase the number of fractures performed on a daily basis. As is the case in Canada, drilling activity in the United States is focused on the development of technically challenging tight gas and shale reservoirs, which have high hydraulic horsepower requirements. Calfrac expects that its United States operations will be a significant contributor to the Company's consolidated financial results in 2008 and beyond.

The Company recently signed annual contracts with one of Russia's largest oil and natural gas companies and these agreements are expected to ensure high levels of equipment utilization in Western Siberia throughout the remainder of 2008. Calfrac will continue to focus on levering new operating efficiencies, combined with higher activity levels, to drive greater financial returns into the future.

During the first quarter of 2008, the Company's fracturing operations in Reynosa, Mexico continued through the start-up phase. A second fracturing spread comprised of equipment from our recent acquisition of a Canadian competitor as well as some new capital was deployed into Mexico during the second quarter in order to improve overall equipment utilization as activity is anticipated to increase throughout the remainder of the year. As a result, the future operating and financial performance of this geographic segment is expected to improve.

As planned, Calfrac commenced cementing operations in Argentina during the second quarter of 2008, anchored by its negotiated arrangement with a local oil and natural gas company. The Company has partnered with a strong local management team to work on growing this fifth geographical region. We believe that this initiative will provide a long-term foundation for the introduction of additional cementing equipment as well as other service lines as the pressure pumping market develops in Argentina.

Calfrac is also pleased to announce that its Board of Directors has approved a $44 million increase to the 2008 capital program, for a revised total of $72 million. The additional capital will be focused mainly on constructing a new high-rate conventional fracturing spread and deep coiled tubing unit likely destined for the Canadian market in advance of the 2009 winter drilling season, as well as the purchase of several horsepower units and high-rate blenders to bolster the Company's existing fracturing fleet in North America. The addition to the 2008 capital program is expected to be funded from the Company's 2008 cash flow from operations.

On behalf of the Board of Directors,

D.R. Ramsay

DOUGLAS R. RAMSAY
President & Chief Executive Officer

May 5, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of May 5, 2008 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the three months ended March 31, 2008 and 2007 and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes for those periods as well as the audited consolidated financial statements and MD&A for the year ended December 31, 2007. Readers should also refer to the "Forward-Looking Statements" legal advisory at the end of this MD&A.

All financial amounts and measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used within this MD&A have been included at the end of this MD&A.

FIRST QUARTER 2008 PERFORMANCE SUMMARY

Calfrac is an independent provider of specialized oilfield services in Canada, the United States, Russia, Mexico and Argentina, including fracturing, coiled tubing, cementing and other well stimulation services. The Company has established a leadership position through an expanding geographic network, larger operating fleet and growing customer base. For the three months ended March 31, 2008, the Company:

- earned revenue of $142.5 million compared to $128.5 million in the same period of 2007;
- recorded net income of $14.3 million or $0.38 per share (basic) versus $18.8 million or $0.52 per share (basic) in the same period of 2007;
- realized cash flow from operations before changes in non-cash working capital of $28.8 million or $0.77 per share (basic) compared to $28.8 million or $0.79 per share (basic) in the same period of 2007; and
- exited the quarter in strong financial condition with working capital of $112.0 million and undrawn credit facilities of $90.0 million.

REVENUE

Q1 2008 VERSUS Q1 2007

CANADA

Revenue from Calfrac's Canadian operations during the first quarter of 2008 decreased by 4 percent to $83.1 million from $86.6 million recorded in the same three-month period of 2007. Canadian fracturing revenue for the quarter totalled $67.5 million, a decrease of 10 percent from the $74.9 million earned in the corresponding quarter of 2007. This decrease was primarily due to slightly lower fracturing activity levels in western Canada as compared to the previous year. During the first quarter of 2008, the Company completed 1,273 Canadian fracturing jobs for average revenue of $52,995 per job compared to 1,398 jobs for average revenue of $53,597 per job in the same period of 2007.

For the three months ended March 31, 2008, revenue from Canadian coiled tubing operations increased by 67 percent to $8.1 million from $4.9 million for the same period in 2007, due primarily to a larger equipment fleet operating in the deeper reservoirs of the Western Canada Sedimentary Basin. During the first quarter of 2008, the Company completed 1,036 jobs for average revenue of $7,813 per job compared to 1,181 jobs for average revenue of $4,107 per job in 2007. The increase in the average revenue per job was due primarily to a higher proportion of activity in the deeper, more technically challenging basins of western Canada.

Revenue from Calfrac's cementing operations during the first quarter of 2008 was $7.5 million, an 11 percent increase from the $6.8 million recorded in the comparative quarter of 2007. The Company completed 986 jobs for average revenue of $7,635 per job in the first three months of 2008 compared to 497 jobs for average revenue of $13,697 per job in the same period of 2007. The decrease in the average revenue per job was due primarily to a higher percentage of shallow cementing jobs completed as compared to the prior year's quarter, as well as the impact of competitive pricing pressures in western Canada.

UNITED STATES AND MEXICO

Revenue from Calfrac's United States operations during the first quarter of 2008 increased by 37 percent to $40.9 million from $29.9 million in the same quarter of 2007. Calfrac's Mexican operations generated revenue of $3.6 million during the first three months of 2008. As these operations commenced in the fourth quarter of 2007, there was no revenue recorded in the comparable period of the prior year. The increase in U.S. revenue was due primarily to higher activity levels in Arkansas and the Piceance Basin as a result of the completion of a higher average number of fracturing stages per well. This was offset by competitive pricing pressures, lower activity levels in the DJ Basin and a weaker U.S. dollar. On a year-over-year basis, the appreciation of the Canadian dollar reduced reported revenues in the United States by approximately $6.8 million. For the three months ended March 31, 2008, the Company completed 587 fracturing jobs in the United States for average revenue of $67,966 per job compared to 356 jobs for average revenue of $83,891 per job in the same quarter of 2007. Revenue per job decreased mainly as a result of competitive pricing pressures in all operating districts, as well as the impact of a stronger Canadian dollar.

RUSSIA

In the first quarter of 2008, the Company's revenue from Russian operations increased by 23 percent to $14.9 million from $12.1 million recorded in the same three-month period of 2007. This increase was due primarily to a larger equipment fleet and higher fracturing and coiled tubing activity levels, offset slightly by a stronger Canadian dollar. If the U.S./Canadian dollar exchange rate for the first three months of 2008 had remained consistent with the same quarter in 2007, the reported revenue for Calfrac's Russian operations would have increased by approximately $2.5 million.

Q1 2008 VERSUS Q4 2007

CANADA

On a sequential basis, Calfrac's revenue from Canadian operations during the first quarter of 2008 increased by 31 percent to $83.1 million from $63.5 million recorded in the fourth quarter of 2007. Canadian fracturing revenue for the first three months of 2008 was $67.5 million compared to $53.8 million in the final quarter of 2007. During the first quarter of 2008, the Company completed 1,273 Canadian fracturing jobs for average revenue of $52,995 per job compared to 1,287 jobs for average revenue of $41,806 per job in the three-month period ended December 31, 2007. The increase in fracturing revenue per job is primarily due to a higher proportion of jobs completed in the technically challenging reservoirs in northern Alberta and northeastern British Columbia, combined with the completion of fewer coalbed methane (CBM) jobs, which tend to have lower average revenue per job.

Revenue from Canadian coiled tubing operations during the first three months of 2008 increased by 77 percent to $8.1 million from $4.6 million recorded in the final quarter of 2007. During the first quarter of 2008, the Company completed 1,036 jobs for average revenue of $7,813 per job compared to 862 jobs for average revenue of $5,305 per job in the fourth quarter of 2007. The increase in the average revenue per job was due primarily to higher levels of activity in the deeper, more technically challenging basins of western Canada.

The Company's cementing operations in Canada recorded revenue of $7.5 million in the first quarter of 2008 versus $5.1 million during the fourth quarter of 2007. The Company completed 986 jobs for average revenue of $7,635 per job in the first quarter of 2008 compared to 820 jobs for average revenue of $6,221 per job in the fourth quarter of 2007. The sequential increase in cementing revenue and average revenue per job was primarily due to the completion of a higher proportion of cementing jobs in the deeper basins of western Canada during the first three months of 2008 as compared to the fourth quarter of 2007.

UNITED STATES AND MEXICO

During the first quarter of 2008, revenue from the Company's United States operations increased on a sequential basis by 30 percent to $40.9 million from $31.5 million in the fourth quarter of 2007. The increase in U.S. revenue was due primarily to higher activity levels in western Colorado and Arkansas. For the three months ended March 31, 2008, Calfrac completed 587 U.S. fracturing jobs for average revenue of $67,966 per job compared to 412 jobs for average revenue of $74,898 per job in the fourth quarter of 2007. The lower revenue per job was mainly due to competitive pricing pressures in the Fayetteville shale play in Arkansas as well as in the Piceance Basin.

Calfrac recorded revenue in Mexico of $3.6 million during the three months ended March 31, 2008 compared to $1.7 million in the final three months of 2007. Revenue from Mexico's fracturing operations increased by $1.9 million, reflecting a full quarter of activity as these operations commenced midway through the fourth quarter of 2007.

RUSSIA

Calfrac's revenue from operations in Russia during the first quarter of 2008 decreased by 17 percent from the fourth quarter of the prior year to $14.9 million, due primarily to lower fracturing activity levels as a result of the closure of the Purpe district office in early 2008.

EXPENSES

Q1 2008 VERSUS Q1 2007

OPERATING EXPENSES

Operating expenses during the first quarter of 2008 increased from the same period in 2007 by $14.4 million to $104.7 million primarily as a result of an increase in fracturing activity levels, a broader scale of operations in the United States and Mexico and an increase in fuel costs, partially offset by the impact of a stronger Canadian dollar.

First quarter consolidated gross margin was $37.7 million in 2008 versus $38.2 million in the corresponding period in 2007. As a percentage of revenue, consolidated gross margin was 26 percent in the first quarter of 2008 compared to 30 percent in the same period of 2007.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSES

SG&A expenses for the three months ended March 31, 2008 were $8.3 million compared to $7.6 million in the same quarter of 2007. As a percentage of revenue, SG&A expenses were 6 percent in the first quarters of 2008 and 2007. The increase in first-quarter SG&A expenses was primarily related to higher administrative costs to support broader worldwide operations, slightly offset by the impact of an appreciating Canadian dollar.

INTEREST, DEPRECIATION AND OTHER EXPENSES

The Company recorded net interest expense of $2.7 million for the three months ended March 31, 2008 compared to $1.9 million in the same period of 2007. The higher interest expense in 2008 was mainly related to the issuance of senior unsecured notes in February 2007 in the amount of US$135.0 million, offset partially by interest earned on the Company's surplus cash.

During the first quarter of 2008, depreciation expense increased by 49 percent to $11.8 million from $7.9 million in the corresponding quarter of 2007, mainly as a result of the Company's larger fleet of equipment operating in North America and Russia.

Q1 2008 VERSUS Q4 2007

OPERATING EXPENSES

On a sequential basis, operating costs increased to $104.7 million in the first quarter of 2008 from $85.8 million in the final quarter of 2007, primarily due to higher levels of activity in Canada and the United States.

Consolidated gross margin for the first quarter of 2008 was $37.7 million, a 32 percent increase from the $28.6 million recorded in the fourth quarter of 2007. As a percentage of revenue, consolidated gross margin for the three months ended March 31, 2008 was 26 percent versus 25 percent in the fourth quarter of 2007.

SG&A EXPENSES

SG&A expenses were $8.3 million for the three months ended March 31, 2008, a decrease of 5 percent or $0.5 million from the fourth quarter of 2007. As a percentage of revenue, SG&A expenses decreased to 6 percent during the first quarter of 2008 from 8 percent for the three months ended December 31, 2007 mainly due to the sequential increase in revenue.

INTEREST, DEPRECIATION AND OTHER EXPENSES

The Company recorded net interest expense of $2.7 million for the quarter ended March 31, 2008 compared to $2.3 million in the final quarter of the previous year, primarily as a result of lower interest income earned on the Company's surplus cash.

In the first quarter of 2008, depreciation expense increased by 12 percent to $11.8 million from $10.5 million in the fourth quarter of 2007, mainly as a result of the Company's larger fleet of equipment operating in North America.

INCOME TAX

Q1 2008 VERSUS Q1 2007

The Company recorded income tax expense of $2.3 million for the three months ended March 31, 2008 compared to $1.7 million in the same period of 2007. During the first quarter of 2008, the Company recorded a current tax recovery of $0.1 million compared to an expense of $0.6 million in the corresponding period in 2007. Calfrac recorded a future income tax expense of $2.4 million for the quarter ended March 31, 2008 compared to $1.1 million in the same period of 2007. The effective income tax rate for the three months ended March 31, 2008 was 14 percent compared to 8 percent in the same quarter of 2007. The increase in total income tax expense and overall rate was a result of a greater proportion of the Company's earnings being generated from the United States, where Calfrac's operations are subject to income tax at full statutory rates.

Q1 2008 VERSUS Q4 2007

Income tax expense was $2.3 million in each of the three-month periods ended March 31, 2008 and December 31, 2007. The Company recorded a current tax recovery during the first quarter of 2008 of $0.1 million compared to a recovery of $2.2 million in the fourth quarter of 2007. Calfrac recorded a future income tax expense of $2.4 million for the quarter ended March 31, 2008 compared to $4.6 million in the final quarter of 2007. The effective income tax rate for the three months ended March 31, 2008 was 14 percent compared to 39 percent for the three months ended December 31, 2007. The decrease in the effective income tax rate was a result of a greater proportion of the Company's earnings being generated from Canada, which are currently taxed at a significantly lower rate due to tax attributes resulting from the amalgamation with Denison Energy Inc.

NET INCOME

Q1 2008 VERSUS Q1 2007

During the first three months of 2008 the Company's net income totalled $14.3 million or $0.38 per share (basic), a 24 percent decrease from the $18.8 million or $0.52 per share (basic) recorded in the same quarter of 2007. Net income during the first quarter of 2008 decreased from the same period in 2007 primarily as a result of higher depreciation, interest and income tax expenses, offset partially by the realization of foreign exchange gains of $1.4 million.

Q1 2008 VERSUS Q4 2007

The Company's net income for the first quarter of 2008 was $14.3 million or $0.38 per share (basic), an increase of $10.6 million or $0.28 per share (basic) from the fourth quarter of 2007. Net income during the first quarter of 2008 increased from the three months ended December 31, 2007 primarily as a result of an increase in gross margin and the realization of foreign exchange gains instead of losses, offset slightly by higher depreciation and interest expenses.

CASH FLOW

Q1 2008 VERSUS Q1 2007

Cash flow from operations before changes in non-cash working capital for the three months ended March 31, 2008 was $28.8 million or $0.77 per share (basic) compared to $28.8 million or $0.79 per share (basic) in the same period of 2007.

Q1 2008 VERSUS Q4 2007

Cash flow from operations before changes in non-cash working capital for the three months ended March 31, 2008 was $28.8 million or $0.77 per share (basic) compared to $19.6 million or $0.53 per share (basic) in the fourth quarter of 2007. The increase in cash flow resulted from higher gross margins, lower SG&A expenses and the realization of foreign exchange gains instead of losses, offset partially by higher interest and current income tax expenses.

SUMMARY OF QUARTERLY RESULTS

THREE MONTHS ENDED	JUNE 30, 2006	SEPT. 30, 2006	DEC. 31, 2006	MAR. 31, 2007	JUNE 30, 2007	SEPT. 30, 2007	DEC. 31, 2007	**MAR. 31, 2008**
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)	($)	($)	($)	**($)**
FINANCIAL								
Revenue	66,973	115,112	118,322	128,507	87,778	129,585	114,450	**142,470**
Gross margin [1]	14,446	36,500	34,488	38,222	22,095	42,851	28,612	**37,740**
Net income (loss)	1,569	19,418	16,907	18,777	(303)	16,441	3,653	**14,269**
Per share – basic	0.04	0.54	0.47	0.52	(0.01)	0.45	0.10	**0.38**
– diluted	0.04	0.53	0.46	0.52	(0.01)	0.45	0.10	**0.38**
Cash flow from operations [2]	7,208	27,560	25,507	28,827	10,835	28,398	19,582	**28,790**
Per share – basic	0.20	0.76	0.70	0.79	0.30	0.78	0.53	**0.77**
– diluted	0.20	0.76	0.70	0.79	0.30	0.78	0.53	**0.77**
EBITDA [3]	8,761	29,614	28,421	30,324	14,569	34,107	18,790	**31,047**
Per share – basic	0.24	0.82	0.78	0.84	0.40	0.94	0.51	**0.83**
– diluted	0.24	0.81	0.78	0.83	0.40	0.93	0.51	**0.83**
Capital expenditures	36,501	23,931	44,415	48,521	19,972	11,345	12,101	**14,820**
Working capital	28,741	31,158	31,225	105,549	86,971	99,696	92,156	**111,989**
Shareholders' equity	267,559	287,616	303,510	326,184	321,218	336,858	350,915	**377,056**
OPERATING	(#)	(#)	(#)	(#)	(#)	(#)	(#)	**(#)**
Fracturing spreads								
Conventional	19	19	21	23	23	24	24	**24**
Coalbed methane	4	4	4	4	4	4	4	**4**
Total	23	23	25	27	27	28	28	**28**
Coiled tubing units	14	14	14	14	15	17	18	**18**
Cementing units	11	11	13	15	15	16	16	**17**

1. Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.
2. Cash flow is defined as funds provided by operations as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.
3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

LIQUIDITY AND CAPITAL RESOURCES

THREE MONTHS ENDED MARCH 31,	**2008**	2007
(000s)	**($)**	($)
Cash provided by (used in):		
Operating activities	**11,580**	20,248
Financing activities	**5,256**	92,283
Investing activities	**(21,019)**	(48,260)
Effect of exchange rate changes on cash and cash equivalents	**1,701**	(1,192)
(Decrease) increase in cash and cash equivalents	**(2,482)**	63,079

OPERATING ACTIVITIES

The Company's cash flow from operations, excluding changes in non-cash working capital, was $28.8 million during the first quarter of 2008, consistent with the same period in 2007, primarily due to higher revenues being offset by higher operating, SG&A and interest expenses. Net cash provided by operating activities was also impacted by net change in non-cash working capital. As at March 31, 2008, Calfrac had working capital of $112.0 million compared to working capital of $105.5 million at the end of the same quarter in 2007. The increase in working capital was primarily due to higher accounts receivable as a result of higher activity levels during the first quarter of 2008.

FINANCING ACTIVITIES

Net cash provided by financing activities in the first three months of 2008 decreased by $87.0 million from the same quarter in 2007. In February 2007, Calfrac completed a private placement of senior unsecured notes for an aggregate principal of US$135.0 million. These notes are due on February 15, 2015 and bear interest at 7.75 percent per annum. A portion of these proceeds was used to repay the existing bank facilities.

The Company has additional available credit facilities of $90.0 million with a syndicate of Canadian chartered banks. The operating line of credit is $25.0 million with advances bearing interest at either the bank's prime rate, U.S. base rate, LIBOR plus 1 percent or bankers' acceptances plus 1 percent. The revolving term loan is $65.0 million and bears interest at either the bank's prime rate plus 0.25 percent, U.S. base rate plus 0.25 percent, LIBOR plus 1.25 percent or bankers' acceptances plus 1.25 percent. At this date, the Company has unused credit facilities in the amount of $90.0 million.

At March 31, 2008, the Company had cash and cash equivalents of $36.6 million. A portion of these funds was invested in short-term investments, none of which were exposed to the liquidity issues surrounding asset-backed securities.

INVESTING ACTIVITIES

Calfrac's net cash used for investing activities during the first quarter of 2008 decreased to $21.0 million from $48.3 million in the corresponding period in 2007. For the three months ended March 31, 2008, capital expenditures totalled $14.8 million, down from $48.5 million in the same period of the prior year. The current quarter's capital expenditures were primarily related to increasing the pumping capacity of the Company's fracturing equipment fleet throughout North America.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. that it did not previously own for aggregate consideration of approximately $6.6 million. The purchase price was satisfied through the payment to the vendors of approximately $4.8 million in cash, the transfer of real property at a value of approximately $0.5 million and the issuance of 71,581 common shares of the Company with a value of approximately $1.3 million.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. for cash and share consideration totalling approximately $2.7 million. The Company issued 78,579 common shares with a value of approximately $1.4 million in conjunction with the acquisition, in addition to approximately $1.4 million of cash. One-hundred percent of the consideration paid was assigned to capital assets, as the acquired company had no other assets or liabilities.

With its strong working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations and budgeted expenditures for 2008 and beyond.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company's internal control over financial reporting that occurred during the most recent interim period ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ACCOUNTING POLICIES AND ESTIMATES

CHANGES IN ACCOUNTING POLICIES

The Company adopted the following sections from the Canadian Institute of Chartered Accountants' (CICA) Handbook on January 1, 2008:

INVENTORIES

Section 3031 *Inventories* replaces the previous standard on inventories and provides more extensive guidance on measurement and expands disclosure requirements. The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The adoption of this standard has not had a material impact on the Company's consolidated financial statements.

FINANCIAL INSTRUMENTS

Section 3862 *Financial Instruments – Disclosures* and Section 3863 *Financial Instruments – Presentation* together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments, but do not change the existing presentation requirements.

CAPITAL DISCLOSURES

Section 1535 *Capital Disclosures* requires the Company to disclose its objectives, policies and processes for managing its capital structure (see note 10 to the interim consolidated financial statements).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This MD&A is based on the Company's annual consolidated financial statements that have been prepared in accordance with Canadian GAAP. Management is required to make assumptions, judgments and estimates in the application of GAAP. Calfrac's significant accounting policies are described in note 2 to the annual consolidated financial statements and note 3 to the interim consolidated financial statements. The preparation of the consolidated financial statements requires that certain estimates and judgments be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgment. Anticipating future events involves uncertainty and, consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The following accounting policies and practices involve the use of estimates that have a significant impact on the Company's financial results.

DEPRECIATION

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

STOCK-BASED COMPENSATION

As described in note 9 to the annual consolidated financial statements, the fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model, which includes underlying assumptions related to the risk-free interest rate, average expected option life, estimated volatility of the Company's shares and anticipated dividends.

BUSINESS RISKS

The business of Calfrac is subject to certain risks and uncertainties. Prior to making any investment decision regarding Calfrac, investors should carefully consider, among other things, the risk factors set forth in the Company's most recently filed Annual Information Form, which risk factors are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may also be obtained on request without charge from Calfrac at 411 – 8th Avenue S.W., Calgary, Alberta T2P 1E3, or at www.calfrac.com, or by facsimile at (403) 266-7381.

OUTLOOK

Calfrac believes that the short and long-term fundamentals for North American natural gas prices have strengthened since the end of the previous year as storage levels have retreated to the five-year historical average.

The Petroleum Services Association of Canada (PSAC) has revised its 2008 drilling forecast upward from 14,500 to 16,500 wells, representing a decrease of 11 percent from the 18,557 wells drilled in 2007, a smaller decline than initially forecast. Many industry analysts, however, believe that the 2008 well count will be higher than the PSAC forecast. The Company anticipates that the recovery in natural gas prices will result in higher activity levels in western Canada than previously forecast and expects that a majority of the increase in drilling activity will be focused on the deeper, more technically challenging reservoirs of northern Alberta, northeast British Columbia and southern Saskatchewan as customers continue to develop these unconventional resource plays. Activity in the shallow gas regions of southern Alberta is also expected to be strong, mitigating the low levels of activity anticipated in the CBM fracturing market.

In its United States markets, the Company anticipates that overall activity levels will be robust in western Colorado and Arkansas during 2008. Pricing pressures experienced in these markets resulting from competitive factors are expected to level off and be mitigated by higher utilization levels in the second half of the year. As is the case in Canada, drilling activity in these regions of the United States is focused on the development of tight gas and shale reservoirs, which typically require more fractures per well and significant hydraulic horsepower in order to pump at higher rates. Consequently, the United States operations are expected to be a significant driver of the Company's financial performance for 2008.

The Company's operations in Western Siberia this year are supported by two recently signed annual contracts with one of Russia's largest oil and natural gas companies. As a result, Calfrac anticipates an improvement in overall equipment utilization in its Russian operations throughout the remainder of the year, as well as in the operating and financial performance of this geographic segment, as the Company faces fewer weather-related costs and delays.

Calfrac plans to continue to grow its Mexican operations with the deployment of a second fracturing spread in late April 2008. A large portion of this equipment was acquired in conjunction with the recent acquisition of a Canadian competitor and is expected to lead to improved operating and financial performance in this market.

In Argentina, Calfrac completed its first cementing job in April 2008 and activity levels are anticipated to increase over the course of the second quarter. These operations are anchored by a negotiated arrangement with a local oil and natural gas company and Calfrac believes that this entry into Argentina will provide a long-term foundation for future expansion as the pressure pumping market in this country develops.

ADVISORIES

FORWARD-LOOKING STATEMENTS

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's plans and future operations, certain statements contained in this Interim Report, including statements that contain words such as "anticipates", "can", "may", "expect", "believe", "intend", "forecast", "will", or similar words suggesting future outcomes, are forward-looking statements. These statements include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, trends in the oil and natural gas industry and the Company's growth prospects, including, without limitation, its international growth strategy and prospects. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances. These statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations, such as prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; regional competition; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Further information about these risks and uncertainties may be found under the heading "Business Risks" on page 11.

Consequently, all of the forward-looking statements made in this Interim Report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.

NON-GAAP MEASURES

Certain measures in this Interim Report do not have any standardized meaning as prescribed under Canadian GAAP, such as gross margin, cash flow from operations, cash flow, cash flow per share (basic), cash flow per share (diluted), EBITDA, EBITDA per share (basic) and EBITDA per share (diluted) and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other entities. These measures have been described and presented in this Interim Report in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this Interim Report as these measures are discussed and presented.

ADDITIONAL INFORMATION

Further information regarding Calfrac Well Services Ltd. can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.

D.R. Ramsay

DOUGLAS R. RAMSAY
President & Chief Executive Officer

TOM J. MEDVEDIC
Senior Vice President, Finance &
Chief Financial Officer

May 5, 2008
Calgary, Alberta

CONSOLIDATED BALANCE SHEETS

AS AT (000s) (unaudited)	MARCH 31, 2008 ($)	DECEMBER 31, 2007 ($)
ASSETS		
Current assets		
Cash and cash equivalents	**36,622**	39,104
Accounts receivable	**110,374**	86,980
Income taxes recoverable	**1,628**	786
Inventory	**25,566**	25,013
Prepaid expenses and deposits	**5,373**	5,611
	179,563	157,494
Capital assets	**399,440**	388,987
Long-term investment	**-**	928
Goodwill (note 9)	**10,523**	6,003
Future income taxes	**2,832**	5,498
	592,358	558,910
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**67,574**	65,338
Long-term debt (note 4)	**134,290**	129,535
Other long-term liabilities	**2,065**	1,882
Future income taxes	**10,449**	7,135
Deferred credit	**877**	4,105
Non-controlling interest	**47**	–
	215,302	207,995
Shareholders' equity		
Capital stock (note 5)	**164,680**	155,254
Shares held in trust (note 6)	**(115)**	(2,199)
Contributed surplus (note 7)	**4,823**	6,025
Retained earnings	**212,308**	198,039
Accumulated other comprehensive income	**(4,640)**	(6,204)
	377,056	350,915
	592,358	558,910

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

THREE MONTHS ENDED MARCH 31,	2008	2007
(000s, except per share data) (unaudited)	($)	($)
Revenue	**142,470**	128,507
Expenses		
Operating	**104,730**	90,285
Selling, general and administrative	**8,263**	7,637
Depreciation	**11,810**	7,900
Interest, net	**2,694**	1,906
Equity share of income from long-term investments	**(122)**	–
Foreign exchange gains	**(1,426)**	(12)
Loss (gain) on disposal of capital assets	**(22)**	273
	125,927	107,989
Income before income taxes and non-controlling interest	**16,543**	20,518
Income taxes		
Current	**(102)**	649
Future	**2,431**	1,092
	2,329	1,741
Income before non-controlling interest	**14,214**	18,777
Non-controlling interest	**(55)**	–
Net income for the period	**14,269**	18,777
Retained earnings, beginning of period	**198,039**	163,145
Retained earnings, end of period	**212,308**	181,922
Earnings per share		
Basic	**0.38**	0.52
Diluted	**0.38**	0.52

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME

THREE MONTHS ENDED MARCH 31,	2008	2007
(000s) (unaudited)	($)	($)
Net income for the period	**14,269**	18,777
Other comprehensive income (loss)		
Change in foreign currency translation adjustment	**1,564**	(699)
Comprehensive income	**15,833**	18,078
Accumulated other comprehensive income, beginning of period	**(6,204)**	–
Other comprehensive income (loss) for the period	**1,564**	(699)
Accumulated other comprehensive income, end of period	**(4,640)**	(699)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31,	2008	2007
(000s) (unaudited)	($)	($)
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Net income for the period	**14,269**	18,777
Items not involving cash		
Depreciation	**11,810**	7,900
Amortization of debt issue costs	**152**	94
Stock-based compensation	**327**	691
Equity share of income from long-term investments	**(122)**	–
Loss (gain) on disposal of capital assets	**(22)**	273
Future income taxes	**2,431**	1,092
Non-controlling interest	**(55)**	–
Funds provided by operations	**28,790**	28,827
Net change in non-cash operating assets and liabilities	**(17,210)**	(8,579)
	11,580	20,248
FINANCING ACTIVITIES		
Issuance of long-term debt	–	199,790
Long-term debt repayments	–	(107,545)
Net proceeds on issuance of common shares	**5,256**	38
	5,256	92,283
INVESTING ACTIVITIES		
Purchase of capital assets	**(14,820)**	(48,521)
Proceeds on disposal of capital assets	**105**	366
Acquisitions, net of cash acquired (note 9)	**(6,117)**	–
Long-term investments and other	**243**	–
Net change in non-cash working capital from purchase of capital assets	**(430)**	(105)
	(21,019)	(48,260)
Effect of exchange rate changes on cash and cash equivalents	**1,701**	(1,192)
Increase (decrease) in cash position	**(2,482)**	63,079
Cash and cash equivalents, beginning of period	**39,104**	5,580
Cash and cash equivalents, end of period	**36,622**	68,659

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2008
(000s, except share data) (unaudited)

1. BASIS OF PRESENTATION

The interim financial statements of Calfrac Well Services Ltd. (the "Company") do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. SEASONALITY OF OPERATIONS

The Company's business is seasonal in nature. The lowest activity levels are typically experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements, except for the adoption on January 1, 2008 of the following Canadian Institute of chartered Accountants (CICA) Handbook sections:

(A) INVENTORIES

Section 3031 Inventories replaces the previous standard on inventories and provides more extensive guidance on measurement and expands disclosure requirements. The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The adoption of this standard has not had a material impart on the Company's consolidated financial statements.

(B) FINANCIAL INSTRUMENTS

Section 3862 Financial Instruments – Disclosures and Section 3863 Financial Instruments –Presentation together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments, but do not change the existing presentation requirements.

(C) CAPITAL DISCLOSURES

Section 1535 Capital Disclosures requires the Company to disclose its objectives, policies and processes for managing its capital structure (see note 10).

4. LONG-TERM DEBT

The fair value of long-term debt at March 31, 2008 was $129,570 (December 31, 2007 – $128,138) before deduction of unamortized debt issue costs of $4,287 (December 31, 2007 – $4,290).

5. CAPITAL STOCK

Authorized capital stock consists of an unlimited number of common shares.

CONTINUITY OF COMMON SHARES (YEAR-TO-DATE)	SHARES	AMOUNT
	(#)	($000s)
Balance, January 1, 2008	37,201,872	155,254
Issued upon exercise of stock options	**334,274**	**6,786**
Issued on acquisitions (note 9)	**150,160**	**2,640**
Balance, March 31, 2008	**37,686,306**	**164,680**

The weighted average number of common shares outstanding for the three months ended March 31, 2008 was 37,387,770 basic and 37,463,950 diluted (2007 – 36,296,933 basic and 36,390,271 diluted). The difference between basic and diluted shares is attributable to the dilutive effect of stock options issued by the Company and the shares held in trust (see note 6).

6. SHARES HELD IN TRUST

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. At March 31, 2008, the Trust held 4,769 shares which were purchased on the open market at a cost of $115 (March 31, 2007 – nil). Trust shares vest with employees in March of the year following their purchase at which time they are distributed to those individuals participating in the plan. Shares held within the Trust are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

7. CONTRIBUTED SURPLUS

CONTINUITY OF CONTRIBUTED SURPLUS (YEAR-TO-DATE)	AMOUNT
(000s)	($)
Balance, January 1, 2008	6,025
Stock options expensed	**327**
Stock options exercised	**(1,529)**
Balance, March 31, 2008	**4,823**

8. STOCK OPTIONS

CONTINUITY OF STOCK OPTIONS (YEAR-TO-DATE)	OPTIONS	AVERAGE EXERCISE PRICE
	(#)	($)
Balance, January 1, 2008	1,224,223	22.90
Granted during the period	**621,500**	**16.56**
Exercised for common shares	**(334,274)**	**15.73**
Forfeited	**(18,834)**	**24.65**
Balance, March 31, 2008	**1,492,615**	**21.85**

Stock options vest equally over three or four years and expire three and one-half or five years from the date of grant. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, are added to capital stock.

9. ACQUISITIONS

(A) 1368303 ALBERTA LTD.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. for cash and share consideration totalling $2,720. The Company issued 78,579 common shares with a value of $1,357 in conjunction with the acquisition, in addition to $1,363 of cash. One-hundred percent of the consideration paid was assigned to capital assets, as the acquired company had no other assets or liabilities.

(B) CHEMERGY LTD.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. ("ChemErgy") that it did not previously own for aggregate consideration of $6,638. The purchase price was satisfied through the payment to the vendors of $4,843 in cash, the transfer of real property at a value of $512, and the issuance of 71,581 common shares of the Company with a value of $1,283. ChemErgy's operations were subsequently wound up into the Company's and ChemErgy was dissolved on January 31, 2008. Net assets acquired were as follows:

	AMOUNT
(000s)	($)
Goodwill	4,520
Working capital	1,747
Capital assets	371
Total consideration	**6,638**

10. CAPITAL STRUCTURE

The Company's capital structure is comprised of shareholders' equity and long-term debt. The Company's objectives in managing capital are (i) to maintain flexibility so as to preserve the Company's access to capital markets and its ability to meet its financial obligations, and (ii) to finance growth, including potential acquisitions.

The Company manages its capital structure and makes adjustments in light of changing market conditions and new opportunities, while remaining cognizant of the cyclical nature of the oilfield services sector. To maintain or adjust its capital structure, the Company may revise its capital spending, adjust dividends paid to shareholders, issue new shares or new debt or repay existing debt.

The Company monitors its capital structure and financing requirements using the ratio of long-term debt to cash flow. Cash flow for this purpose is defined as "funds provided by operations" as reflected in the consolidated statement of cash flows. The ratio of long-term debt to cash flow is a measure which does not have any standardized meaning prescribed under GAAP, and may not be comparable to similar measures used by other companies.

At March 31, 2008, the long-term debt to cash flow ratio was 1.53:1 (December 31, 2007 – 1.48:1) calculated on a 12-month trailing basis as follows:

AS AT	MARCH 31, 2008	DECEMBER 31, 2007
(000s)	($)	($)
Long-term debt	134,290	129,535
Cash flow	87,605	87,642
Long-term debt to cash flow ratio	1.53	1.48

The Company is subject to certain financial covenants in respect of its operating and revolving credit facilities. Although these facilities are undrawn at March 31, 2008, the Company is in compliance with all such covenants.

The Company's capital management objectives, evaluation measures and targets have remained unchanged over the periods presented.

11. CONTINGENCIES

GREEK OPERATIONS

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of former employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation amounting to approximately $12,400 was due to the former employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of damages. On February 12, 2008 the scheduled hearing date for the appeal was postponed until June 3, 2008 to enable counsel to the Company to seek a judicial order entitling the Company to obtain certain employment information in respect of the plaintiffs which is required in order to assess the extent to which the plaintiffs have mitigated any damages which may otherwise be payable. The Company intends to vigorously defend the appeal decision before the Athens Court of Appeal both in relation to the merits of the plaintiff's case and in respect of the quantum of any damages which may be awarded. In the event that an adverse ruling is issued by the Athens Court of Appeal, the Company intends to assess its rights of appeal to the Supreme Court of Greece as well as any other court in any jurisdiction where such an appeal is warranted.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded damages of approximately $50, before interest. The Company has appealed this decision, but no date has been set for the hearing of such an appeal. Another one of the lawsuits was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. The remaining action has been postponed indefinitely pending the outcome of the lawsuit involving the largest group of plaintiffs discussed above.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

12. SEGMENTED INFORMATION

The Company's activities are conducted in three geographic segments: Canada, Russia and the United States/Latin America. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

	CANADA	RUSSIA	UNITED STATES/ LATIN AMERICA	CORPORATE	INTER-SEGMENT ELIMINATIONS	CONSOLIDATED
(000s)	($)	($)	($)	($)	($)	($)
THREE MONTHS ENDED MARCH 31, 2008						
Revenue	**83,085**	**14,877**	**44,508**	**–**	**–**	**142,470**
Operating income [1]	**20,603**	**1,710**	**10,757**	**(3,593)**	**–**	**29,477**
Segmented assets	**416,320**	**103,751**	**217,147**	**–**	**(144,860)**	**592,358**
Capital expenditures	**3,033**	**543**	**11,244**	**–**	**–**	**14,820**
Goodwill	**7,236**	**979**	**2,308**	**–**	**–**	**10,523**
THREE MONTHS ENDED MARCH 31, 2007						
Revenue	86,587	12,055	29,865	–	–	128,507
Operating income [1]	25,176	1,603	6,710	(2,904)	–	30,585
Segmented assets	411,813	90,028	189,299	–	(133,585)	557,555
Capital expenditures	13,914	14,014	20,593	–	–	48,521
Goodwill	6,003	–	–	–	–	6,003

1. Operating income (loss) is defined as revenue less operating expenses (excluding depreciation) and selling, general and administrative expenses.

The following table sets forth consolidated revenue by service line:

THREE MONTHS ENDED MARCH 31,	2008	2007
(000s)	($)	($)
Fracturing	**119,755**	112,289
Coiled tubing	**14,208**	9,411
Cementing	**8,507**	6,807
	142,470	128,507

CORPORATE INFORMATION

BOARD OF DIRECTORS

Ronald P. Mathison - Chairman (1)(2)
President & Chief Executive Officer
Matco Investments Ltd.

James S. Blair (3)(4)
President & Chief Executive Officer
Glenogle Energy Inc.

Gregory S. Fletcher (1)(2)
President
Sierra Energy Inc.

Martin Lambert (3)(4)
Managing Director
Matco Capital Ltd.

R.T. (Tim) Swinton (1)(2)
Independent Businessman

Douglas R. Ramsay (4)
President & Chief Executive Officer
Calfrac Well Services Ltd.

OFFICERS

Douglas R. Ramsay
President & Chief Executive Officer

Gordon A. Dibb
Chief Operating Officer

Donald R. Battenfelder
President, Canadian Operating Division

John L. Grisdale
President, United States
Operating Division

Robert L. Sutherland
President, Russian Operating Division

Tom J. Medvedic
Senior Vice President, Finance &
Chief Financial Officer

Dwight M. Bobier
Senior Vice President, Technical Services

Stephen T. Dadge
Senior Vice President,
Corporate Services

L. Lee Burleson
Vice President, Sales & Marketing,
United States Operating Division

B. Mark Paslawski
Vice President, General Counsel
and Corporate Secretary

F. Bruce Payne
Vice President, Operations,
United States Operating Division

Michael D. Olinek
Corporate Controller

Matthew L. Mignault
Controller

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance and Nominating Committee
(4) Member of the Health, Safety and Environment Committee

HEAD OFFICE

411 Eighth Avenue S.W.
Calgary, Alberta T2P 1E3
Phone: (403) 266-6000
Toll Free: 1-866-770-3722
Fax: (403) 266-7381
Email: info@calfrac.com
Website: www.calfrac.com

AUDITORS

PRICEWATERHOUSECOOPERS LLP
Calgary, Alberta

BANKER

HSBC BANK CANADA
TORONTO-DOMINION BANK
Calgary, Alberta

LEGAL COUNSEL

BENNETT JONES LLP
Calgary, Alberta

STOCK EXCHANGE LISTING

Trading Symbol: CFW

OPERATING BASES

ALBERTA, CANADA
Calgary – Head Office
Edson
Grande Prairie
Medicine Hat
Red Deer
Strathmore

COLORADO, UNITED STATES
Denver – Regional Office
Grand Junction
Platteville

ARKANSAS, UNITED STATES
Beebe

MEXICO
Mexico City – Regional Office
Reynosa

RUSSIA
Moscow – Regional Office
Khanty-Mansiysk
Noyabrsk

ARGENTINA
Buenos Aires – Regional Office
Catriel

REGISTRAR AND TRANSFER AGENT

For information concerning lost share certificates and estate transfers or for a change in share registration or address, please contact the transfer agent and registrar at 1-800-564-6253 or (403) 267-6800, or by email at service@computershare.com, or write to:
COMPUTERSHARE TRUST COMPANY OF CANADA Suite 600, 530 Eighth Avenue S.W.
Calgary, Alberta T2P 3S8

ANNUAL MEETING

The Annual Meeting of Shareholders of Calfrac Well Services Ltd. will be held on May 12, 2008 at 3:30 p.m. (Calgary time) in the McMurray Room of the Calgary Petroleum Club, Calgary, Alberta.
All shareholders are cordially invited and encouraged to attend. Shareholders who are unable to attend the Meeting are requested to complete and return the Instrument of Proxy to Computershare Trust Company of Canada at their earliest convenience.

CALFRAC WELL SERVICES

411 Eighth Avenue S.W.
Calgary, Alberta T2P 1E3

Email: info@calfrac.com
www.calfrac.com

CONSOLIDATED BALANCE SHEETS

AS AT	MARCH 31, 2008	DECEMBER 31, 2007
(000s) (unaudited)	**($)**	($)
ASSETS		
Current assets		
Cash and cash equivalents	**36,622**	39,104
Accounts receivable	**110,374**	86,980
Income taxes recoverable	**1,628**	786
Inventory	**25,566**	25,013
Prepaid expenses and deposits	**5,373**	5,611
	179,563	157,494
Capital assets	**399,440**	388,987
Long-term investment	**–**	928
Goodwill (note 9)	**10,523**	6,003
Future income taxes	**2,832**	5,498
	592,358	558,910
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**67,574**	65,338
Long-term debt (note 4)	**134,290**	129,535
Other long-term liabilities	**2,065**	1,882
Future income taxes	**10,449**	7,135
Deferred credit	**877**	4,105
Non-controlling interest	**47**	–
	215,302	207,995
Shareholders' equity		
Capital stock (note 5)	**164,680**	155,254
Shares held in trust (note 6)	**(115)**	(2,199)
Contributed surplus (note 7)	**4,823**	6,025
Retained earnings	**212,308**	198,039
Accumulated other comprehensive income	**(4,640)**	(6,204)
	377,056	350,915
	592,358	558,910

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

THREE MONTHS ENDED MARCH 31,	2008	2007
(000s, except per share data) (unaudited)	($)	($)
Revenue	142,470	128,507
Expenses		
Operating	104,730	90,285
Selling, general and administrative	8,263	7,637
Depreciation	11,810	7,900
Interest, net	2,694	1,906
Equity share of income from long-term investments	(122)	–
Foreign exchange gains	(1,426)	(12)
Loss (gain) on disposal of capital assets	(22)	273
	125,927	107,989
Income before income taxes and non-controlling interest	16,543	20,518
Income taxes		
Current	(102)	649
Future	2,431	1,092
	2,329	1,741
Income before non-controlling interest	14,214	18,777
Non-controlling interest	(55)	–
Net income for the period	14,269	18,777
Retained earnings, beginning of period	198,039	163,145
Retained earnings, end of period	212,308	181,922
Earnings per share		
Basic	0.38	0.52
Diluted	0.38	0.52

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME

THREE MONTHS ENDED MARCH 31,	2008	2007
(000s) (unaudited)	($)	($)
Net income for the period	14,269	18,777
Other comprehensive income (loss)		
Change in foreign currency translation adjustment	1,564	(699)
Comprehensive income	15,833	18,078
Accumulated other comprehensive income, beginning of period	(6,204)	–
Other comprehensive income (loss) for the period	1,564	(699)
Accumulated other comprehensive income, end of period	(4,640)	(699)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31,	2008	2007
(000s) (unaudited)	($)	($)
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Net income for the period	**14,269**	18,777
Items not involving cash		
Depreciation	**11,810**	7,900
Amortization of debt issue costs	**152**	94
Stock-based compensation	**327**	691
Equity share of income from long-term investments	**(122)**	–
Loss (gain) on disposal of capital assets	**(22)**	273
Future income taxes	**2,431**	1,092
Non-controlling interest	**(55)**	–
Funds provided by operations	**28,790**	28,827
Net change in non-cash operating assets and liabilities	**(17,210)**	(8,579)
	11,580	20,248
FINANCING ACTIVITIES		
Issuance of long-term debt	**–**	199,790
Long-term debt repayments	**–**	(107,545)
Net proceeds on issuance of common shares	**5,256**	38
	5,256	92,283
INVESTING ACTIVITIES		
Purchase of capital assets	**(14,820)**	(48,521)
Proceeds on disposal of capital assets	**105**	366
Acquisitions, net of cash acquired (note 9)	**(6,117)**	–
Long-term investments and other	**243**	–
Net change in non-cash working capital from purchase of capital assets	**(430)**	(105)
	(21,019)	(48,260)
Effect of exchange rate changes on cash and cash equivalents	**1,701**	(1,192)
Increase (decrease) in cash position	**(2,482)**	63,079
Cash and cash equivalents, beginning of period	**39,104**	5,580
Cash and cash equivalents, end of period	**36,622**	68,659

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2008
(000s, except share data) (unaudited)

1. BASIS OF PRESENTATION

The interim financial statements of Calfrac Well Services Ltd. (the "Company") do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. SEASONALITY OF OPERATIONS

The Company's business is seasonal in nature. The lowest activity levels are typically experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements, except for the adoption on January 1, 2008 of the following Canadian Institute of chartered Accountants (CICA) Handbook sections:

(A) INVENTORIES

Section 3031 Inventories replaces the previous standard on inventories and provides more extensive guidance on measurement and expands disclosure requirements. The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The adoption of this standard has not had a material impart on the Company's consolidated financial statements.

(B) FINANCIAL INSTRUMENTS

Section 3862 Financial Instruments – Disclosures and Section 3863 Financial Instruments –Presentation together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments, but do not change the existing presentation requirements.

(C) CAPITAL DISCLOSURES

Section 1535 Capital Disclosures requires the Company to disclose its objectives, policies and processes for managing its capital structure (see note 10).

4. LONG-TERM DEBT

The fair value of long-term debt at March 31, 2008 was $129,570 (December 31, 2007 – $128,138) before deduction of unamortized debt issue costs of $4,287 (December 31, 2007 – $4,290).

5. CAPITAL STOCK

Authorized capital stock consists of an unlimited number of common shares.

CONTINUITY OF COMMON SHARES (YEAR-TO-DATE)	SHARES	AMOUNT
	(#)	($000s)
Balance, January 1, 2008	37,201,872	155,254
Issued upon exercise of stock options	**334,274**	**6,786**
Issued on acquisitions (note 9)	**150,160**	**2,640**
Balance, March 31, 2008	**37,686,306**	**164,680**

The weighted average number of common shares outstanding for the three months ended March 31, 2008 was 37,387,770 basic and 37,463,950 diluted (2007 – 36,296,933 basic and 36,390,271 diluted). The difference between basic and diluted shares is attributable to the dilutive effect of stock options issued by the Company and the shares held in trust (see note 6).

6. SHARES HELD IN TRUST

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. At March 31, 2008, the Trust held 4,769 shares which were purchased on the open market at a cost of $115 (March 31, 2007 – nil). Trust shares vest with employees in March of the year following their purchase at which time they are distributed to those individuals participating in the plan. Shares held within the Trust are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

7. CONTRIBUTED SURPLUS

CONTINUITY OF CONTRIBUTED SURPLUS (YEAR-TO-DATE)	AMOUNT
(000s)	($)
Balance, January 1, 2008	6,025
Stock options expensed	**327**
Stock options exercised	**(1,529)**
Balance, March 31, 2008	**4,823**

8. STOCK OPTIONS

CONTINUITY OF STOCK OPTIONS (YEAR-TO-DATE)	OPTIONS	AVERAGE EXERCISE PRICE
	(#)	($)
Balance, January 1, 2008	1,224,223	22.90
Granted during the period	**621,500**	**16.56**
Exercised for common shares	**(334,274)**	**15.73**
Forfeited	**(18,834)**	**24.65**
Balance, March 31, 2008	**1,492,615**	**21.85**

Stock options vest equally over three or four years and expire three and one-half or five years from the date of grant. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, are added to capital stock.

9. ACQUISITIONS

(A) 1368303 ALBERTA LTD.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. for cash and share consideration totalling $2,720. The Company issued 78,579 common shares with a value of $1,357 in conjunction with the acquisition, in addition to $1,363 of cash. One-hundred percent of the consideration paid was assigned to capital assets, as the acquired company had no other assets or liabilities.

(B) CHEMERGY LTD.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. ("ChemErgy") that it did not previously own for aggregate consideration of $6,638. The purchase price was satisfied through the payment to the vendors of $4,843 in cash, the transfer of real property at a value of $512, and the issuance of 71,581 common shares of the Company with a value of $1,283. ChemErgy's operations were subsequently wound up into the Company's and ChemErgy was dissolved on January 31, 2008. Net assets acquired were as follows:

	AMOUNT
(000s)	($)
Goodwill	4,520
Working capital	1,747
Capital assets	371
Total consideration	**6,638**

10. CAPITAL STRUCTURE

The Company's capital structure is comprised of shareholders' equity and long-term debt. The Company's objectives in managing capital are (i) to maintain flexibility so as to preserve the Company's access to capital markets and its ability to meet its financial obligations, and (ii) to finance growth, including potential acquisitions.

The Company manages its capital structure and makes adjustments in light of changing market conditions and new opportunities, while remaining cognizant of the cyclical nature of the oilfield services sector. To maintain or adjust its capital structure, the Company may revise its capital spending, adjust dividends paid to shareholders, issue new shares or new debt or repay existing debt.

The Company monitors its capital structure and financing requirements using the ratio of long-term debt to cash flow. Cash flow for this purpose is defined as "funds provided by operations" as reflected in the consolidated statement of cash flows. The ratio of long-term debt to cash flow is a measure which does not have any standardized meaning prescribed under GAAP, and may not be comparable to similar measures used by other companies.

At March 31, 2008, the long-term debt to cash flow ratio was 1.53:1 (December 31, 2007 – 1.48:1) calculated on a 12-month trailing basis as follows:

AS AT	**MARCH 31, 2008**	DECEMBER 31, 2007
(000s)	**($)**	($)
Long-term debt	**134,290**	129,535
Cash flow	**87,605**	87,642
Long-term debt to cash flow ratio	**1.53**	1.48

The Company is subject to certain financial covenants in respect of its operating and revolving credit facilities. Although these facilities are undrawn at March 31, 2008, the Company is in compliance with all such covenants.

The Company's capital management objectives, evaluation measures and targets have remained unchanged over the periods presented.

11. CONTINGENCIES

GREEK OPERATIONS

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of former employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation amounting to approximately $12,400 was due to the former employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of damages. On February 12, 2008 the scheduled hearing date for the appeal was postponed until June 3, 2008 to enable counsel to the Company to seek a judicial order entitling the Company to obtain certain employment information in respect of the plaintiffs which is required in order to assess the extent to which the plaintiffs have mitigated any damages which may otherwise be payable. The Company intends to vigorously defend the appeal decision before the Athens Court of Appeal both in relation to the merits of the plaintiff's case and in respect of the quantum of any damages which may be awarded. In the event that an adverse ruling is issued by the Athens Court of Appeal, the Company intends to assess its rights of appeal to the Supreme Court of Greece as well as any other court in any jurisdiction where such an appeal is warranted.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded damages of approximately $50, before interest. The Company has appealed this decision, but no date has been set for the hearing of such an appeal. Another one of the lawsuits was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. The remaining action has been postponed indefinitely pending the outcome of the lawsuit involving the largest group of plaintiffs discussed above.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

12. SEGMENTED INFORMATION

The Company's activities are conducted in three geographic segments: Canada, Russia and the United States/Latin America. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

	CANADA	RUSSIA	UNITED STATES/ LATIN AMERICA	CORPORATE	INTER-SEGMENT ELIMINATIONS	CONSOLIDATED
(000s)	($)	($)	($)	($)	($)	($)
THREE MONTHS ENDED MARCH 31, 2008						
Revenue	**83,085**	**14,877**	**44,508**	**–**	**–**	**142,470**
Operating income [1]	**20,603**	**1,710**	**10,757**	**(3,593)**	**–**	**29,477**
Segmented assets	**416,320**	**103,751**	**217,147**	**–**	**(144,860)**	**592,358**
Capital expenditures	**3,033**	**543**	**11,244**	**–**	**–**	**14,820**
Goodwill	**7,236**	**979**	**2,308**	**–**	**–**	**10,523**
THREE MONTHS ENDED MARCH 31, 2007						
Revenue	86,587	12,055	29,865	–	–	128,507
Operating income [1]	25,176	1,603	6,710	(2,904)	–	30,585
Segmented assets	411,813	90,028	189,299	–	(133,585)	557,555
Capital expenditures	13,914	14,014	20,593	–	–	48,521
Goodwill	6,003	–	–	–	–	6,003

1. Operating income (loss) is defined as revenue less operating expenses (excluding depreciation) and selling, general and administrative expenses.

The following table sets forth consolidated revenue by service line:

THREE MONTHS ENDED MARCH 31,	2008	2007
(000s)	**($)**	($)
Fracturing	**119,755**	112,289
Coiled tubing	**14,208**	9,411
Cementing	**8,507**	6,807
	142,470	128,507

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Tom J. Medvedic, Senior Vice President, Finance and Chief Financial Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the "issuer") for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

May 12, 2008

(signed) "*Tom J. Medvedic*"
Tom J. Medvedic
Senior Vice President, Finance and Chief Financial Officer

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Douglas R. Ramsay, President and Chief Executive Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the "issuer") for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

May 12, 2008

(signed) "*Douglas R. Ramsay*"
Douglas R. Ramsay
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of May 5, 2008 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the three months ended March 31, 2008 and 2007 and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes for those periods as well as the audited consolidated financial statements and MD&A for the year ended December 31, 2007. Readers should also refer to the "Forward-Looking Statements" legal advisory at the end of this MD&A.

All financial amounts and measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used within this MD&A have been included at the end of this MD&A.

FIRST QUARTER 2008 PERFORMANCE SUMMARY

Calfrac is an independent provider of specialized oilfield services in Canada, the United States, Russia, Mexico and Argentina, including fracturing, coiled tubing, cementing and other well stimulation services. The Company has established a leadership position through an expanding geographic network, larger operating fleet and growing customer base. For the three months ended March 31, 2008, the Company:

- earned revenue of $142.5 million compared to $128.5 million in the same period of 2007;
- recorded net income of $14.3 million or $0.38 per share (basic) versus $18.8 million or $0.52 per share (basic) in the same period of 2007;
- realized cash flow from operations before changes in non-cash working capital of $28.8 million or $0.77 per share (basic) compared to $28.8 million or $0.79 per share (basic) in the same period of 2007; and
- exited the quarter in strong financial condition with working capital of $112.0 million and undrawn credit facilities of $90.0 million.

REVENUE

Q1 2008 VERSUS Q1 2007

CANADA

Revenue from Calfrac's Canadian operations during the first quarter of 2008 decreased by 4 percent to $83.1 million from $86.6 million recorded in the same three-month period of 2007. Canadian fracturing revenue for the quarter totalled $67.5 million, a decrease of 10 percent from the $74.9 million earned in the corresponding quarter of 2007. This decrease was primarily due to slightly lower fracturing activity levels in western Canada as compared to the previous year. During the first quarter of 2008, the Company completed 1,273 Canadian fracturing jobs for average revenue of $52,995 per job compared to 1,398 jobs for average revenue of $53,597 per job in the same period of 2007.

For the three months ended March 31, 2008, revenue from Canadian coiled tubing operations increased by 67 percent to $8.1 million from $4.9 million for the same period in 2007, due primarily to a larger equipment fleet operating in the deeper reservoirs of the Western Canada Sedimentary Basin. During the first quarter of 2008, the Company completed 1,036 jobs for average revenue of $7,813 per job compared to 1,181 jobs for average revenue of $4,107 per job in 2007. The increase in the average revenue per job was due primarily to a higher proportion of activity in the deeper, more technically challenging basins of western Canada.

Revenue from Calfrac's cementing operations during the first quarter of 2008 was $7.5 million, an 11 percent increase from the $6.8 million recorded in the comparative quarter of 2007. The Company completed 986 jobs for average revenue of $7,635 per job in the first three months of 2008 compared to 497 jobs for average revenue of $13,697 per job in the same period of 2007. The decrease in the average revenue per job was due primarily to a higher percentage of shallow cementing jobs completed as compared to the prior year's quarter, as well as the impact of competitive pricing pressures in western Canada.

UNITED STATES AND MEXICO

Revenue from Calfrac's United States operations during the first quarter of 2008 increased by 37 percent to $40.9 million from $29.9 million in the same quarter of 2007. Calfrac's Mexican operations generated revenue of $3.6 million during the first three months of 2008. As these operations commenced in the fourth quarter of 2007, there was no revenue recorded in the comparable period of the prior year. The increase in U.S. revenue was due primarily to higher activity levels in Arkansas and the Piceance Basin as a result of the completion of a higher average number of fracturing stages per well. This was offset by competitive pricing pressures, lower activity levels in the DJ Basin and a weaker U.S. dollar. On a year-over-year basis, the appreciation of the Canadian dollar reduced reported revenues in the United States by approximately $6.8 million. For the three months ended March 31, 2008, the Company completed 587 fracturing jobs in the United States for average revenue of $67,966 per job compared to 356 jobs for average revenue of $83,891 per job in the same quarter of 2007. Revenue per job decreased mainly as a result of competitive pricing pressures in all operating districts, as well as the impact of a stronger Canadian dollar.

RUSSIA

In the first quarter of 2008, the Company's revenue from Russian operations increased by 23 percent to $14.9 million from $12.1 million recorded in the same three-month period of 2007. This increase was due primarily to a larger equipment fleet and higher fracturing and coiled tubing activity levels, offset slightly by a stronger Canadian dollar. If the U.S./Canadian dollar exchange rate for the first three months of 2008 had remained consistent with the same quarter in 2007, the reported revenue for Calfrac's Russian operations would have increased by approximately $2.5 million.

Q1 2008 VERSUS Q4 2007

CANADA

On a sequential basis, Calfrac's revenue from Canadian operations during the first quarter of 2008 increased by 31 percent to $83.1 million from $63.5 million recorded in the fourth quarter of 2007. Canadian fracturing revenue for the first three months of 2008 was $67.5 million compared to $53.8 million in the final quarter of 2007. During the first quarter of 2008, the Company completed 1,273 Canadian fracturing jobs for average revenue of $52,995 per job compared to 1,287 jobs for average revenue of $41,806 per job in the three-month period ended December 31, 2007. The increase in fracturing revenue per job is primarily due to a higher proportion of jobs completed in the technically challenging reservoirs in northern Alberta and northeastern British Columbia, combined with the completion of fewer coalbed methane (CBM) jobs, which tend to have lower average revenue per job.

Revenue from Canadian coiled tubing operations during the first three months of 2008 increased by 77 percent to $8.1 million from $4.6 million recorded in the final quarter of 2007. During the first quarter of 2008, the Company completed 1,036 jobs for average revenue of $7,813 per job compared to 862 jobs for average revenue of $5,305 per job in the fourth quarter of 2007. The increase in the average revenue per job was due primarily to higher levels of activity in the deeper, more technically challenging basins of western Canada.

The Company's cementing operations in Canada recorded revenue of $7.5 million in the first quarter of 2008 versus $5.1 million during the fourth quarter of 2007. The Company completed 986 jobs for average revenue of $7,635 per job in the first quarter of 2008 compared to 820 jobs for average revenue of $6,221 per job in the fourth quarter of 2007. The sequential increase in cementing revenue and average revenue per job was primarily due to the completion of a higher proportion of cementing jobs in the deeper basins of western Canada during the first three months of 2008 as compared to the fourth quarter of 2007.

UNITED STATES AND MEXICO

During the first quarter of 2008, revenue from the Company's United States operations increased on a sequential basis by 30 percent to $40.9 million from $31.5 million in the fourth quarter of 2007. The increase in U.S. revenue was due primarily to higher activity levels in western Colorado and Arkansas. For the three months ended March 31, 2008, Calfrac completed 587 U.S. fracturing jobs for average revenue of $67,966 per job compared to 412 jobs for average revenue of $74,898 per job in the fourth quarter of 2007. The lower revenue per job was mainly due to competitive pricing pressures in the Fayetteville shale play in Arkansas as well as in the Piceance Basin.

Calfrac recorded revenue in Mexico of $3.6 million during the three months ended March 31, 2008 compared to $1.7 million in the final three months of 2007. Revenue from Mexico's fracturing operations increased by $1.9 million, reflecting a full quarter of activity as these operations commenced midway through the fourth quarter of 2007.

RUSSIA
Calfrac's revenue from operations in Russia during the first quarter of 2008 decreased by 17 percent from the fourth quarter of the prior year to $14.9 million, due primarily to lower fracturing activity levels as a result of the closure of the Purpe district office in early 2008.

EXPENSES
Q1 2008 VERSUS Q1 2007
OPERATING EXPENSES
Operating expenses during the first quarter of 2008 increased from the same period in 2007 by $14.4 million to $104.7 million primarily as a result of an increase in fracturing activity levels, a broader scale of operations in the United States and Mexico and an increase in fuel costs, partially offset by the impact of a stronger Canadian dollar.

First quarter consolidated gross margin was $37.7 million in 2008 versus $38.2 million in the corresponding period in 2007. As a percentage of revenue, consolidated gross margin was 26 percent in the first quarter of 2008 compared to 30 percent in the same period of 2007.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSES
SG&A expenses for the three months ended March 31, 2008 were $8.3 million compared to $7.6 million in the same quarter of 2007. As a percentage of revenue, SG&A expenses were 6 percent in the first quarters of 2008 and 2007. The increase in first-quarter SG&A expenses was primarily related to higher administrative costs to support broader worldwide operations, slightly offset by the impact of an appreciating Canadian dollar.

INTEREST, DEPRECIATION AND OTHER EXPENSES
The Company recorded net interest expense of $2.7 million for the three months ended March 31, 2008 compared to $1.9 million in the same period of 2007. The higher interest expense in 2008 was mainly related to the issuance of senior unsecured notes in February 2007 in the amount of US$135.0 million, offset partially by interest earned on the Company's surplus cash.

During the first quarter of 2008, depreciation expense increased by 49 percent to $11.8 million from $7.9 million in the corresponding quarter of 2007, mainly as a result of the Company's larger fleet of equipment operating in North America and Russia.

Q1 2008 VERSUS Q4 2007
OPERATING EXPENSES
On a sequential basis, operating costs increased to $104.7 million in the first quarter of 2008 from $85.8 million in the final quarter of 2007, primarily due to higher levels of activity in Canada and the United States.

Consolidated gross margin for the first quarter of 2008 was $37.7 million, a 32 percent increase from the $28.6 million recorded in the fourth quarter of 2007. As a percentage of revenue, consolidated gross margin for the three months ended March 31, 2008 was 26 percent versus 25 percent in the fourth quarter of 2007.

SG&A EXPENSES
SG&A expenses were $8.3 million for the three months ended March 31, 2008, a decrease of 5 percent or $0.5 million from the fourth quarter of 2007. As a percentage of revenue, SG&A expenses decreased to 6 percent during the first quarter of 2008 from 8 percent for the three months ended December 31, 2007 mainly due to the sequential increase in revenue.

INTEREST, DEPRECIATION AND OTHER EXPENSES
The Company recorded net interest expense of $2.7 million for the quarter ended March 31, 2008 compared to $2.3 million in the final quarter of the previous year, primarily as a result of lower interest income earned on the Company's surplus cash.

In the first quarter of 2008, depreciation expense increased by 12 percent to $11.8 million from $10.5 million in the fourth quarter of 2007, mainly as a result of the Company's larger fleet of equipment operating in North America.

INCOME TAX

Q1 2008 VERSUS Q1 2007

The Company recorded income tax expense of $2.3 million for the three months ended March 31, 2008 compared to $1.7 million in the same period of 2007. During the first quarter of 2008, the Company recorded a current tax recovery of $0.1 million compared to an expense of $0.6 million in the corresponding period in 2007. Calfrac recorded a future income tax expense of $2.4 million for the quarter ended March 31, 2008 compared to $1.1 million in the same period of 2007. The effective income tax rate for the three months ended March 31, 2008 was 14 percent compared to 8 percent in the same quarter of 2007. The increase in total income tax expense and overall rate was a result of a greater proportion of the Company's earnings being generated from the United States, where Calfrac's operations are subject to income tax at full statutory rates.

Q1 2008 VERSUS Q4 2007

Income tax expense was $2.3 million in each of the three-month periods ended March 31, 2008 and December 31, 2007. The Company recorded a current tax recovery during the first quarter of 2008 of $0.1 million compared to a recovery of $2.2 million in the fourth quarter of 2007. Calfrac recorded a future income tax expense of $2.4 million for the quarter ended March 31, 2008 compared to $4.6 million in the final quarter of 2007. The effective income tax rate for the three months ended March 31, 2008 was 14 percent compared to 39 percent for the three months ended December 31, 2007. The decrease in the effective income tax rate was a result of a greater proportion of the Company's earnings being generated from Canada, which are currently taxed at a significantly lower rate due to tax attributes resulting from the amalgamation with Denison Energy Inc.

NET INCOME

Q1 2008 VERSUS Q1 2007

During the first three months of 2008 the Company's net income totalled $14.3 million or $0.38 per share (basic), a 24 percent decrease from the $18.8 million or $0.52 per share (basic) recorded in the same quarter of 2007. Net income during the first quarter of 2008 decreased from the same period in 2007 primarily as a result of higher depreciation, interest and income tax expenses, offset partially by the realization of foreign exchange gains of $1.4 million.

Q1 2008 VERSUS Q4 2007

The Company's net income for the first quarter of 2008 was $14.3 million or $0.38 per share (basic), an increase of $10.6 million or $0.28 per share (basic) from the fourth quarter of 2007. Net income during the first quarter of 2008 increased from the three months ended December 31, 2007 primarily as a result of an increase in gross margin and the realization of foreign exchange gains instead of losses, offset slightly by higher depreciation and interest expenses.

CASH FLOW

Q1 2008 VERSUS Q1 2007

Cash flow from operations before changes in non-cash working capital for the three months ended March 31, 2008 was $28.8 million or $0.77 per share (basic) compared to $28.8 million or $0.79 per share (basic) in the same period of 2007.

Q1 2008 VERSUS Q4 2007

Cash flow from operations before changes in non-cash working capital for the three months ended March 31, 2008 was $28.8 million or $0.77 per share (basic) compared to $19.6 million or $0.53 per share (basic) in the fourth quarter of 2007. The increase in cash flow resulted from higher gross margins, lower SG&A expenses and the realization of foreign exchange gains instead of losses, offset partially by higher interest and current income tax expenses.

SUMMARY OF QUARTERLY RESULTS

THREE MONTHS ENDED	JUNE 30, 2006	SEPT. 30, 2006	DEC. 31, 2006	MAR. 31, 2007	JUNE 30, 2007	SEPT. 30, 2007	DEC. 31, 2007	**MAR. 31, 2008**
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)	($)	($)	($)	**($)**
FINANCIAL								
Revenue	66,973	115,112	118,322	128,507	87,778	129,585	114,450	**142,470**
Gross margin [1]	14,446	36,500	34,488	38,222	22,095	42,851	28,612	**37,740**
Net income (loss)	1,569	19,418	16,907	18,777	(303)	16,441	3,653	**14,269**
Per share – basic	0.04	0.54	0.47	0.52	(0.01)	0.45	0.10	**0.38**
– diluted	0.04	0.53	0.46	0.52	(0.01)	0.45	0.10	**0.38**
Cash flow from operations [2]	7,208	27,560	25,507	28,827	10,835	28,398	19,582	**28,790**
Per share – basic	0.20	0.76	0.70	0.79	0.30	0.78	0.53	**0.77**
– diluted	0.20	0.76	0.70	0.79	0.30	0.78	0.53	**0.77**
EBITDA [3]	8,761	29,614	28,421	30,324	14,569	34,107	18,790	**31,047**
Per share – basic	0.24	0.82	0.78	0.84	0.40	0.94	0.51	**0.83**
– diluted	0.24	0.81	0.78	0.83	0.40	0.93	0.51	**0.83**
Capital expenditures	36,501	23,931	44,415	48,521	19,972	11,345	12,101	**14,820**
Working capital	28,741	31,158	31,225	105,549	86,971	99,696	92,156	**111,989**
Shareholders' equity	267,559	287,616	303,510	326,184	321,218	336,858	350,915	**377,056**
OPERATING	(#)	(#)	(#)	(#)	(#)	(#)	(#)	**(#)**
Fracturing spreads								
Conventional	19	19	21	23	23	24	24	**24**
Coalbed methane	4	4	4	4	4	4	4	**4**
Total	23	23	25	27	27	28	28	**28**
Coiled tubing units	14	14	14	14	15	17	18	**18**
Cementing units	11	11	13	15	15	16	16	**17**

1. Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

2. Cash flow is defined as funds provided by operations as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

LIQUIDITY AND CAPITAL RESOURCES

THREE MONTHS ENDED MARCH 31,	**2008**	2007
(000s)	**($)**	($)
Cash provided by (used in):		
Operating activities	**11,580**	20,248
Financing activities	**5,256**	92,283
Investing activities	**(21,019)**	(48,260)
Effect of exchange rate changes on cash and cash equivalents	**1,701**	(1,192)
(Decrease) increase in cash and cash equivalents	**(2,482)**	63,079

OPERATING ACTIVITIES
The Company's cash flow from operations, excluding changes in non-cash working capital, was $28.8 million during the first quarter of 2008, consistent with the same period in 2007, primarily due to higher revenues being offset by higher operating, SG&A and interest expenses. Net cash provided by operating activities was also impacted by net change in non-cash working capital. As at March 31, 2008, Calfrac had working capital of $112.0 million compared to working capital of $105.5 million at the end of the same quarter in 2007. The increase in working capital was primarily due to higher accounts receivable as a result of higher activity levels during the first quarter of 2008.

FINANCING ACTIVITIES
Net cash provided by financing activities in the first three months of 2008 decreased by $87.0 million from the same quarter in 2007. In February 2007, Calfrac completed a private placement of senior unsecured notes for an aggregate principal of US$135.0 million. These notes are due on February 15, 2015 and bear interest at 7.75 percent per annum. A portion of these proceeds was used to repay the existing bank facilities.

The Company has additional available credit facilities of $90.0 million with a syndicate of Canadian chartered banks. The operating line of credit is $25.0 million with advances bearing interest at either the bank's prime rate, U.S. base rate, LIBOR plus 1 percent or bankers' acceptances plus 1 percent. The revolving term loan is $65.0 million and bears interest at either the bank's prime rate plus 0.25 percent, U.S. base rate plus 0.25 percent, LIBOR plus 1.25 percent or bankers' acceptances plus 1.25 percent. At this date, the Company has unused credit facilities in the amount of $90.0 million.

At March 31, 2008, the Company had cash and cash equivalents of $36.6 million. A portion of these funds was invested in short-term investments, none of which were exposed to the liquidity issues surrounding asset-backed securities.

INVESTING ACTIVITIES
Calfrac's net cash used for investing activities during the first quarter of 2008 decreased to $21.0 million from $48.3 million in the corresponding period in 2007. For the three months ended March 31, 2008, capital expenditures totalled $14.8 million, down from $48.5 million in the same period of the prior year. The current quarter's capital expenditures were primarily related to increasing the pumping capacity of the Company's fracturing equipment fleet throughout North America.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. that it did not previously own for aggregate consideration of approximately $6.6 million. The purchase price was satisfied through the payment to the vendors of approximately $4.8 million in cash, the transfer of real property at a value of approximately $0.5 million and the issuance of 71,581 common shares of the Company with a value of approximately $1.3 million.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. for cash and share consideration totalling approximately $2.7 million. The Company issued 78,579 common shares with a value of approximately $1.4 million in conjunction with the acquisition, in addition to approximately $1.4 million of cash. One-hundred percent of the consideration paid was assigned to capital assets, as the acquired company had no other assets or liabilities.

With its strong working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations and budgeted expenditures for 2008 and beyond.

INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes in the Company's internal control over financial reporting that occurred during the most recent interim period ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ACCOUNTING POLICIES AND ESTIMATES

CHANGES IN ACCOUNTING POLICIES

The Company adopted the following sections from the Canadian Institute of Chartered Accountants' (CICA) Handbook on January 1, 2008:

INVENTORIES

Section 3031 *Inventories* replaces the previous standard on inventories and provides more extensive guidance on measurement and expands disclosure requirements. The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The adoption of this standard has not had a material impact on the Company's consolidated financial statements.

FINANCIAL INSTRUMENTS

Section 3862 *Financial Instruments – Disclosures* and Section 3863 *Financial Instruments – Presentation* together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments, but do not change the existing presentation requirements.

CAPITAL DISCLOSURES

Section 1535 *Capital Disclosures* requires the Company to disclose its objectives, policies and processes for managing its capital structure (see note 10 to the interim consolidated financial statements).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This MD&A is based on the Company's annual consolidated financial statements that have been prepared in accordance with Canadian GAAP. Management is required to make assumptions, judgments and estimates in the application of GAAP. Calfrac's significant accounting policies are described in note 2 to the annual consolidated financial statements and note 3 to the interim consolidated financial statements. The preparation of the consolidated financial statements requires that certain estimates and judgments be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgment. Anticipating future events involves uncertainty and, consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The following accounting policies and practices involve the use of estimates that have a significant impact on the Company's financial results.

DEPRECIATION

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

STOCK-BASED COMPENSATION

As described in note 9 to the annual consolidated financial statements, the fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model, which includes underlying assumptions related to the risk-free interest rate, average expected option life, estimated volatility of the Company's shares and anticipated dividends.

BUSINESS RISKS

The business of Calfrac is subject to certain risks and uncertainties. Prior to making any investment decision regarding Calfrac, investors should carefully consider, among other things, the risk factors set forth in the Company's most recently filed Annual Information Form, which risk factors are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may also be obtained on request without charge from Calfrac at 411 – 8th Avenue S.W., Calgary, Alberta T2P 1E3, or at www.calfrac.com, or by facsimile at (403) 266-7381.

OUTLOOK

Calfrac believes that the short and long-term fundamentals for North American natural gas prices have strengthened since the end of the previous year as storage levels have retreated to the five-year historical average.

The Petroleum Services Association of Canada (PSAC) has revised its 2008 drilling forecast upward from 14,500 to 16,500 wells, representing a decrease of 11 percent from the 18,557 wells drilled in 2007, a smaller decline than initially forecast. Many industry analysts, however, believe that the 2008 well count will be higher than the PSAC forecast. The Company anticipates that the recovery in natural gas prices will result in higher activity levels in western Canada than previously forecast and expects that a majority of the increase in drilling activity will be focused on the deeper, more technically challenging reservoirs of northern Alberta, northeast British Columbia and southern Saskatchewan as customers continue to develop these unconventional resource plays. Activity in the shallow gas regions of southern Alberta is also expected to be strong, mitigating the low levels of activity anticipated in the CBM fracturing market.

In its United States markets, the Company anticipates that overall activity levels will be robust in western Colorado and Arkansas during 2008. Pricing pressures experienced in these markets resulting from competitive factors are expected to level off and be mitigated by higher utilization levels in the second half of the year. As is the case in Canada, drilling activity in these regions of the United States is focused on the development of tight gas and shale reservoirs, which typically require more fractures per well and significant hydraulic horsepower in order to pump at higher rates. Consequently, the United States operations are expected to be a significant driver of the Company's financial performance for 2008.

The Company's operations in Western Siberia this year are supported by two recently signed annual contracts with one of Russia's largest oil and natural gas companies. As a result, Calfrac anticipates an improvement in overall equipment utilization in its Russian operations throughout the remainder of the year, as well as in the operating and financial performance of this geographic segment, as the Company faces fewer weather-related costs and delays.

Calfrac plans to continue to grow its Mexican operations with the deployment of a second fracturing spread in late April 2008. A large portion of this equipment was acquired in conjunction with the recent acquisition of a Canadian competitor and is expected to lead to improved operating and financial performance in this market.

In Argentina, Calfrac completed its first cementing job in April 2008 and activity levels are anticipated to increase over the course of the second quarter. These operations are anchored by a negotiated arrangement with a local oil and natural gas company and Calfrac believes that this entry into Argentina will provide a long-term foundation for future expansion as the pressure pumping market in this country develops.

ADVISORIES

FORWARD-LOOKING STATEMENTS

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's plans and future operations, certain statements contained in this Interim Report, including statements that contain words such as "anticipates", "can", "may", "expect", "believe", "intend", "forecast", "will", or similar words suggesting future outcomes, are forward-looking statements. These statements include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, trends in the oil and natural gas industry and the Company's growth prospects, including, without limitation, its international growth strategy and prospects. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances. These statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations, such as prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; regional competition; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Further information about these risks and uncertainties may be found under the heading "Business Risks" on page 11.

Consequently, all of the forward-looking statements made in this Interim Report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.

NON-GAAP MEASURES

Certain measures in this Interim Report do not have any standardized meaning as prescribed under Canadian GAAP, such as gross margin, cash flow from operations, cash flow, cash flow per share (basic), cash flow per share (diluted), EBITDA, EBITDA per share (basic) and EBITDA per share (diluted) and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other entities. These measures have been described and presented in this Interim Report in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this Interim Report as these measures are discussed and presented.

ADDITIONAL INFORMATION

Further information regarding Calfrac Well Services Ltd. can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.

D.R. Ramsay

DOUGLAS R. RAMSAY
President & Chief Executive Officer

TOM J. MEDVEDIC
Senior Vice President, Finance &
Chief Financial Officer

May 5, 2008
Calgary, Alberta

Calfrac Well Services Ltd.

Annual General Meeting of Holders of Common Shares of Calfrac Well Services Ltd. (the "Issuer")

May 12, 2008

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

General Business	Outcome of Vote	Votes by Ballot Votes For	 Votes Against
1. The election of the following nominees as directors of the Issuer for the ensuing year or until their successors are elected or appointed:	passed	N/A	N/A
(a) Ronald P. Mathison			
(b) Douglas R. Ramsay			
(c) Fernando Aguilar			
(d) James S. Blair			
(e) Gregory S. Fletcher			
(f) Martin A. Lambert			
(g) R. Timothy Swinton			
2. The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Issuer to hold office until the next annual meeting	passed	N/A	N/A
3. The amendment of the Issuer's stock option plan, as provided in the information circular delivered to shareholders in connection with the meeting	passed	19,542,697	10,949,473

END